As filed with the Securities and Exchange Commission on April 25, 2017
Registration No. 333-_______

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM S-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

SOUTHERN MISSOURI BANCORP, INC.
(Exact name of registrant as specified in its charter)

Missouri (State or other jurisdiction of incorporation or organization)	6022 (Primary Standard Industrial Classification Code Number)	43-1665523 (I.R.S. Employer Identification No.)
Southern Missouri Bancorp, Inc. 2991 Oak Grove Road Poplar Bluff, Missouri 63901 (573) 778-1800	Matthew T. Funke Executive Vice President and Chief Financial Officer Southern Missouri Bancorp, Inc. 2991 Oak Grove Road Poplar Bluff, Missouri 63901 (847) 653-1992
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)	(Name, address, including zip code, and telephone number, including area code, of agent for service)

COPIES TO:

MARTIN L. MEYROWITZ, P.C. CRAIG M. SCHEER, P.C. Silver, Freedman, Taff & Tiernan LLP 3299 K Street, N.W., Suite 100 Washington, D.C. 20007 Telephone: (202) 295-4500	JOSEPH M. FORD, ESQ. STEPHANIE E. KALAHURKA, ESQ. Fenimore, Kay, Harrison & Ford, LLP 812 San Antonio Street, Suite 600 Austin, Texas 78701 Telephone: (512) 583-5900

Approximate date of commencement of proposed sale of the securities to the public:  As soon as practicable following the effectiveness of this Registration Statement and upon completion of the merger described in this Registration Statement.

If the securities being registered on this Form are being offered in connection with formation of a holding company and there is compliance with General Instruction G, check the following box. [  ]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  [  ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  [  ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or emerging growth company.  See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated Filer ☒
Non-accelerated filer ☐	Smaller reporting company ☐
(Do not check if a smaller reporting company)	Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.   ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer	☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered(1)	Proposed maximum offering price per share	Proposed maximum aggregate offering price	Amount of registration fee
Common Stock, par value $.01 per share	561,150 shares(2)	N/A	$5,572,416 (3)	$646

(1)
Pursuant to Rule 416, this registration statement also covers an indeterminate number of additional shares of common stock of Southern Missouri Bancorp, Inc. ("Southern Missouri") as may be issuable as a result of stock splits, stock dividends or similar transactions.

(2)
Represents the estimated maximum number of shares of common stock of Southern Missouri issuable upon completion of the merger described in this registration statement, in exchange for shares of the common stock and Class A preferred stock of Tammcorp, Inc. ("Tammcorp").

(3)
Estimated solely for the purpose of calculating the registration fee required by Section 6(b) of the Securities Act of 1933, as amended (the "Securities Act"), and calculated pursuant to Rules 457(f)(2) and 457(f)(3) under the Securities Act, the proposed maximum aggregate offering price of the shares of Southern Missouri common stock registered hereby is equal to (A) $16,795,051, which is the book value of the estimated maximum shares of Tammcorp common stock and Class A preferred stock to be exchanged in the merger as of March 31, 2017, the latest practicable date prior to the filing of this registration statement, minus (B) $11,222,635, which is the estimated maximum amount of cash consideration payable by Southern Missouri in the merger.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effec-tive date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

[TAMMCORP, INC. LOGO]	[SOUTHERN MISSOURI BANCORP, INC. LOGO]

MERGER PROPOSED - YOUR VOTE IS VERY IMPORTANT

Dear Tammcorp, Inc. Shareholder:

The boards of directors of Southern Missouri Bancorp, Inc., which we refer to as "Southern Missouri," and Tammcorp, Inc., which we refer to as "Tammcorp," have each approved a merger of our two companies.  Under the merger agreement, Tammcorp will merge with and into Southern Missouri, with Southern Missouri being the surviving corporation. Following completion of the merger, Tammcorp's 91% owned bank subsidiary, Capaha Bank, will merge with and into Southern Missouri's wholly owned bank subsidiary, Southern Bank, with Southern Bank being the surviving bank.
If the merger is completed, holders of Tammcorp common stock and Tammcorp Class A preferred stock will be entitled to receive aggregate merger consideration equal to (1) 1.4 times Tammcorp's consolidated equity capital as of the last business day of the month immediately preceding the month in which the merger closing occurs, adjusted for certain of Tammcorp's transaction expenses, minus (2) $162,000, which represents the amount to be paid by Southern Missouri pursuant to a non-competition agreement with an executive officer of Tammcorp that will become effective upon completion of the merger.  As of March 31, 2017, Tammcorp's consolidated equity capital, as adjusted for its estimated transaction expenses, was $16.1 million.   Based on this amount, if the merger were completed in April 2017, the aggregate merger consideration would be $22.4 million (($16.1 million x 1.4) - $162,000).  One-half of the merger consideration will be paid in cash and one-half will be paid in shares of Southern Missouri common stock.
 The cash consideration paid for each share of Tammcorp common stock and for each share of Tammcorp Class A preferred stock (on an as-converted basis to shares of Tammcorp common stock in accordance with Tammcorp's articles of incorporation), which we refer to as the "per share cash consideration," will be equal to 50% of the aggregate merger consideration divided by the sum of (1) the number of shares of Tammcorp common stock issued and outstanding immediately prior to the merger assuming all minority shareholders of Capaha Bank participate in the share exchange described below and (2) the aggregate number of shares of Tammcorp common stock into which shares of Tammcorp Class A preferred stock are convertible.  The stock consideration paid for each share of Tammcorp common stock and for each share of Tammcorp Class A preferred stock (on an as-converted basis to shares of Tammcorp common stock in accordance with Tammcorp's articles of incorporation), which we refer to as the "per share stock consideration," will be a number of shares of Southern Missouri common stock equal to the per share cash consideration divided by the average closing price of Southern Missouri common stock for the 20 trading day period ending on and including the fifth trading day before the day of completion of the merger, which we refer to as the "average Southern Missouri common stock price."
The number of shares of Southern Missouri common stock issuable as the per share stock consideration will fluctuate with the market price of Southern Missouri common stock and will not be known at the time Tammcorp shareholders vote on the merger agreement.  On January 11, 2017, the closing price of Southern Missouri common stock immediately prior to the public announcement of the merger agreement was $33.76, and on ___________________, 2017, the most recent trading day practicable before the printing of this proxy statement/prospectus, the closing price of Southern Missouri common stock was $_____.  You should obtain current stock price quotations for Southern Missouri common stock. Southern Missouri common stock is listed on the NASDAQ Global Market under the symbol "SMBC."  Neither Tammcorp common stock nor Tammcorp Class A preferred stock is listed or traded on any established securities exchange or quotation system.
Assuming the aggregate merger consideration is $22.4 million and that all minority shareholders of Capaha Bank participate in the share exchange described below, based on the number of shares of Tammcorp common stock and Tammcorp Class A preferred stock currently outstanding the per share cash consideration would be $1,634.34.  In this case, if the average Southern Missouri common stock price were $33.76, the per share stock consideration would consist of 48.4105 shares of Southern Missouri common stock, and if the average Southern Missouri common stock price were $____, the per share stock consideration would consist of ___ shares of Southern Missouri common stock.

 As described in the accompanying proxy statement/prospectus, the completion of the merger is subject to customary conditions, including approval of the merger agreement by Tammcorp's shareholders and the receipt of regulatory approvals.  In addition, it is a condition to Southern Missouri's obligation to complete the merger that a share exchange transaction by Tammcorp be consummated with the shareholders of Capaha Bank holding at least 80% of the outstanding shares of Capaha Bank's common stock not owned by Tammcorp, whereby such minority shareholders will become holders of Tammcorp common stock immediately prior to the merger.  Assuming consummation of the share exchange transaction and completion of the merger, the minority shareholders of Capaha Bank will be entitled to receive the merger consideration payable under the merger agreement.
Tammcorp will hold a special meeting of its shareholders to vote on the merger agreement. Approval of the merger agreement by Tammcorp shareholders requires the affirmative vote of the holders of two-thirds of the outstanding shares of Tammcorp common stock and Class A preferred stock, voting together as a single class. A failure to vote will have the same effect as voting against the merger agreement. In addition to voting on the merger agreement, at the special meeting, Tammcorp shareholders will vote on a proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies in favor of the merger agreement, which we sometimes refer to as the "adjournment proposal."
The Tammcorp board of directors has carefully considered the merger and the terms of the merger agreement and believes that the completion of the merger on the terms set forth in the merger agreement is in the best interest of Tammcorp and its shareholders. Accordingly, the Tammcorp board of directors recommends that holders of Tammcorp common stock and Class A preferred stock vote "FOR" approval of the merger agreement proposal and "FOR" the adjournment proposal. In considering the recommendations of the board of directors of Tammcorp, you should be aware that the directors and executive officers of Tammcorp have interests in the merger that are different from, or in addition to, the interests of Tammcorp shareholders generally. See the section entitled "The Merger—Interests of Tammcorp's Directors and Executive Officers in the Merger" beginning on page __ of this proxy statement/prospectus.
This proxy statement/prospectus describes the special meeting, the documents related to the merger and other matters. Please carefully read this entire proxy statement/prospectus, including "Risk Factors," beginning on page 16 of this proxy statement/prospectus, for a discussion of the risks relating to the proposed merger. You also can obtain information about Southern Missouri from documents that it has filed with the Securities and Exchange Commission.

John R. Abercrombie
President and Chief Executive Officer
Tammcorp, Inc.

Neither the Securities and Exchange Commission nor any state securities commission or any bank regulatory agency has approved or disapproved the shares of Southern Missouri stock to be issued in the merger or passed upon the adequacy or accuracy of this proxy statement/prospectus.  Any representation to the contrary is a criminal offense.
The securities to be issued in the merger are not savings or deposit accounts or other obligations of any bank or nonbank subsidiary of Southern Missouri or Tammcorp, and they are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.
The date of this proxy statement/prospectus is _________________, 2017, and it is first being mailed or otherwise delivered to the shareholders of Tammcorp on or about _________________, 2017.

Tammcorp, Inc.
One South Main Street
 Cape Girardeau, MO  63703
(573) 331-7100

Notice of Special Meeting of Tammcorp, Inc. Shareholders

Date:	_________________, 2017
Time:	_____ _.m., local time
Place:	109 Independence Street, Cape Girardeau, MO 63703

To Tammcorp, Inc. Shareholders:

We are pleased to notify you of and invite you to a special meeting of shareholders of Tammcorp, Inc.  At the special meeting, holders of Tammcorp common stock and Class A preferred stock will be asked to vote on the following matters:
•
A proposal to approve the Agreement and Plan of Merger, dated as of January 11, 2017, by and between Southern Missouri Bancorp, Inc. and Tammcorp, Inc., pursuant to which Tammcorp will merge with and into Southern Missouri;  and

•	A proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the merger agreement.
Only holders of record of Tammcorp common stock and Tammcorp Class A preferred stock as of the close of business on _________________, 2017 are entitled to vote at the special meeting and any adjournments or postponements of the special meeting. Approval of the merger agreement proposal requires the affirmative vote of the holders of two-thirds of the outstanding shares of Tammcorp common stock and Tammcorp Class A preferred stock, voting together as a single class. The adjournment proposal will be approved if the votes cast in favor of the proposal exceed the votes cast against the proposal. Each share of Tammcorp common stock entitles its holder to one vote, and each share of Tammcorp Class A preferred stock entitles its holder to one vote.
Tammcorp's board of directors has unanimously approved the merger agreement, has determined that the merger agreement and the transactions contemplated thereby, including the merger, are advisable and in the best interests of Tammcorp and its shareholders, and unanimously recommends that holders of Tammcorp common stock and Class A preferred stock vote "FOR" approval of the merger agreement proposal and  "FOR" the adjournment proposal.
Your vote is very important. We cannot complete the merger unless Tammcorp's shareholders approve the merger agreement.
To ensure your representation at the special meeting, please complete and return the enclosed proxy card. Whether or not you expect to attend the special meeting in person, please vote promptly.
Tammcorp has concluded that, in connection with the merger, holders of Tammcorp common stock and Class A preferred stock have the right to exercise dissenters' rights under Sections 11.65 and 11.70 of the Illinois Business Corporation Act, which we sometimes refer to as the "IBCA," and obtain payment of the "fair value" of their shares of Tammcorp common stock and Class A preferred stock, in lieu of the merger consideration that holders of Tammcorp common stock and Class A preferred stock would otherwise receive pursuant to the merger agreement. This right to dissent is summarized in the accompanying proxy statement/prospectus on page _____, and copies of Sections 11.65 and 11.70 are reprinted in full as Appendix B to the accompanying proxy statement/prospectus.
The enclosed proxy statement/prospectus provides a detailed description of the special meeting, the merger, the documents related to the merger and other matters. We urge you to read the proxy statement/prospectus, including the documents incorporated in the proxy statement/prospectus by reference, and its appendices carefully and in their entirety.
We look forward to hearing from you.
By Order of the Board of Directors

John R. Abercrombie
President and Chief Executive Officer
Tammcorp, Inc.

_________________, 2017
Cape Girardeau, MO

YOUR VOTE IS VERY IMPORTANT

WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING, PLEASE VOTE PROMPTLY BY RETURNING THE ENCLOSED PROXY CARD.

REFERENCES TO ADDITIONAL INFORMATION

This proxy statement/prospectus incorporates important business and financial information about Southern Missouri from documents filed with the Securities and Exchange Commission, or the SEC, that are not included in or delivered with this proxy statement/prospectus.  You can obtain any of the documents filed with or furnished to the SEC by Southern Missouri at no cost from the SEC's website at http://www.sec.gov.   You may also request copies of these documents, including documents incorporated by reference in this proxy statement/prospectus, at no cost by contacting Southern Missouri Bancorp, Inc., Attn: Investor Relations, 2991 Oak Grove Road, Poplar Bluff, Missouri 63901, or by telephone at (573) 778-1800.
You will not be charged for any of these documents that you request. To obtain timely delivery of these documents, you must request them no later than five business days before the date of Tammcorp's special meeting of shareholders.  This means that Tammcorp shareholders requesting documents must do so by _________________, 2017, in order to receive them before the special meeting.
In addition, if you have questions about the merger or the special meeting, need additional copies of this proxy statement/prospectus or need to obtain proxy cards or other information related to the proxy solicitation, you may contact Tammcorp, at the following address:
TAMMCORP, INC.
Attn: President and Chief Executive Officer
One South Main Street
 Cape Girardeau, Missouri 63701
Tammcorp does not have a class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended, is not subject to the reporting requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, and accordingly does not file documents or reports with the SEC.
 You should rely only on the information contained in, or incorporated by reference into, this proxy statement/prospectus. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this proxy statement/prospectus. This proxy statement/prospectus is dated _________________, 2017, and you should assume that the information in this proxy statement/prospectus is accurate only as of such date. You should assume that the information incorporated by reference into this proxy statement/prospectus is accurate as of the date of the document that includes such information.  Neither the mailing of this proxy statement/prospectus to Tammcorp shareholders nor the issuance by Southern Missouri of shares of Southern Missouri common stock in connection with the merger will create any implication to the contrary.
Southern Missouri supplied all information contained or incorporated by reference in this proxy statement/prospectus relating to Southern Missouri and Tammcorp supplied all information contained in this proxy statement/prospectus relating to Tammcorp. Information on the websites of Southern Missouri and Tammcorp, or any subsidiary of Southern Missouri or Tammcorp, is not part of this proxy statement/prospectus or incorporated by reference herein.  You should not rely on that information in deciding how to vote.
This document does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction.
See "Where You Can Find More Information" on page _____ and "Information About Southern Missouri" on page ___ for more details relating to Southern Missouri, and "Information About Tammcorp" on page _____ for more details relating to Tammcorp.

v

TABLE OF CONTENTS

Page

QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING	1
SUMMARY	7
RISK FACTORS	17
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS	22
SELECTED HISTORICAL FINANCIAL AND COMPARATIVE UNAUDITED PRO FORMA PER SHARE DATA	24
Selected Historical Financial Data of Southern Missouri	24
Comparative Unaudited Pro Forma Per Share Data	27
THE SPECIAL MEETING	29
THE MERGER	33
Terms of the Merger	33
Background of the Merger	34
Tammcorp's Reasons for the Merger; Recommendation of Tammcorp's Board of Directors	35
Southern Missouri's Reasons for the Merger	37
Opinion of Sheshunoff – Financial Advisor to Tammcorp	39
Southern Missouri's Board of Directors Following Completion of the Merger	45
Interests of Tammcorp's Directors and Executive Officers in the Merger	45
Regulatory Approvals	46
Accounting Treatment	46
Dissenters' Rights of Tammcorp Shareholders	47
Southern Missouri's Dividend Policy	48
Public Trading Markets	49
THE MERGER AGREEMENT	50
Structure of the Merger	50
Merger Consideration	50
Closing and Effective Time of the Merger	51
Conversion of Shares; Exchange Procedures	51
Letter of Transmittal	52
Representations and Warranties	53
Covenants and Agreements	55
Shareholder Meeting and Recommendation of Tammcorp's Boards of Directors	59
Agreement Not to Solicit Other Offers	59
Exchange Offer for Minority Shareholders of Capaha Bank	60
Conditions to Complete the Merger	60
Termination of the Merger Agreement	61
Effect of Termination	62
Termination Fee	62

Expenses and Fees	63
Amendment, Waiver and Extension of the Merger Agreement	63
Voting Agreement	63
MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER	64
Treatment of the Merger as a "Reorganization"	65
U.S. Federal Income Tax Consequences of the Merger to U.S. Holders	66
Potential Recharacterization of Gain as a Dividend	67
Receipt of Cash in Lieu of a Fractional Share of Southern Missouri Stock	67
Dissenting Shareholders	68
Net Investment Income Tax	68
Backup Withholding	68
Information Reporting	68
INFORMATION ABOUT SOUTHERN MISSOURI	69
INFORMATION ABOUT TAMMCORP	69
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF TAMMCORP	70
COMPARATIVE MARKET PRICES AND DIVIDENDS ON COMMON STOCK	71
DESCRIPTION OF SOUTHERN MISSOURI'S CAPITAL STOCK	72
General	72
Common Stock	72
Preferred Stock	72
Other Anti-Takeover Provisions	73
COMPARISON OF SHAREHOLDER RIGHTS	73
LEGAL MATTERS	80
EXPERTS	80
WHERE YOU CAN FIND MORE INFORMATION	80

APPENDICES
A	Agreement and Plan of Merger, dated as of January 11, 2017, by and between Southern Missouri Bancorp, Inc. and Tammcorp, Inc.
B	Sections 11.65 and 11.70 of the Illinois Business Corporation Act
C	Opinion of Sheshunoff, LLC

QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING
The following are questions that you may have about the merger and the special meeting of Tammcorp shareholders, and brief answers to those questions. We urge you to read carefully the entire proxy statement/prospectus because the information in this section does not provide all of the information that might be important to you with respect to the merger and the special meeting.  Additional important information is contained in the documents incorporated by reference into this proxy statement/prospectus.  See "Where You Can Find More Information."
Unless the context otherwise requires, throughout this proxy statement/prospectus, "Southern Missouri" refers to Southern Missouri Bancorp, Inc., "Tammcorp" refers to Tammcorp, Inc. and "we," "us" and "our" refers collectively to Southern Missouri and Tammcorp.

Q:	What is the merger?

A:
Southern Missouri and Tammcorp have entered into an Agreement and Plan of Merger, dated as of January 11, 2017 (which we refer to as the "merger agreement"), pursuant to which Tammcorp will be merged with and into Southern Missouri, with Southern Missouri continuing as the surviving corporation (we refer to this transaction as the "merger").  Following the merger, Tammcorp's 91% owned subsidiary bank, Capaha Bank, will merge with and into Southern Missouri's wholly owned subsidiary bank, Southern Bank, with Southern Bank continuing as the surviving bank (we refer to this transaction as the "bank merger").  A copy of the merger agreement is attached to this proxy statement/prospectus as Appendix A.

Q:	Why am I receiving this proxy statement/prospectus?

A:
We are delivering this document to you because you are a shareholder of Tammcorp and this document is a proxy statement being used by Tammcorp's board of directors to solicit proxies of its shareholders in connection with approval of the merger agreement (which we sometimes refer to as the "merger agreement proposal").  This document is also a prospectus that is being delivered to Tammcorp shareholders because Southern Missouri is offering shares of its common stock to Tammcorp shareholders in connection with the merger.

The merger cannot be completed unless the holders of Tammcorp common stock and Tammcorp Class A preferred stock approve the merger agreement proposal by the affirmative vote of the holders of two-thirds of the outstanding shares of Tammcorp common stock and Class A preferred stock, voting together as a single class.

Q:	In addition to the merger agreement proposal, what else are Tammcorp shareholders being asked to vote on?

A:
Tammcorp is soliciting proxies from holders of its common stock and Class A preferred stock with respect to one additional proposal. This additional proposal is to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies in favor of the merger agreement proposal (which we sometimes refer to as the "adjournment proposal"). Completion of the merger is not conditioned upon approval of the adjournment proposal.

Q:	What will Tammcorp shareholders receive in the merger?

A:
If the merger is completed, holders of Tammcorp common stock and Tammcorp Class A preferred stock will be entitled to receive aggregate merger consideration equal to (1) 1.4 times Tammcorp's consolidated equity capital as of the last business day of the month immediately preceding the month in which the merger closing occurs, adjusted for certain of Tammcorp's transaction expenses, minus (2) $162,000, which represents the amount to be paid by Southern Missouri pursuant to a non-competition agreement with an executive officer of Tammcorp that will become effective upon completion of the merger.  As of March 31, 2017, Tammcorp's consolidated equity capital, as adjusted for its estimated transaction

expenses, was $16.1 million.   Based on this amount, if the merger were completed in April 2017, the aggregate merger consideration would be $22.4 million (($16.1 million x 1.4) - $162,000).  One-half of the merger consideration will be paid in cash and one-half will be paid in shares of Southern Missouri common stock.

The cash consideration paid for each share of Tammcorp common stock and for each share of Tammcorp Class A preferred stock (on an as-converted basis to shares of Tammcorp common stock in accordance with Tammcorp's articles of incorporation), which we refer to as the "per share cash consideration," will be equal to 50% of the aggregate merger consideration divided by the sum of (1) the number of shares of Tammcorp common stock issued and outstanding immediately prior to the merger assuming all minority shareholders of Capaha Bank participate in the share exchange described below and (2) the aggregate number of shares of Tammcorp common stock into which shares of Tammcorp Class A preferred stock are convertible.  The stock consideration paid for each share of Tammcorp common stock and for each share of Tammcorp Class A preferred stock (on an as-converted basis to shares of Tammcorp common stock in accordance with Tammcorp's articles of incorporation), which we refer to as the "per share stock consideration," will be a number of shares of Southern Missouri common stock equal to the per share cash consideration divided by the average closing price of Southern Missouri common stock for the 20 trading day period ending on and including the fifth trading day before the day of completion of the merger, which we refer to as the "average Southern Missouri common stock price."  Tammcorp shareholders who would otherwise be entitled to a fractional share of Southern Missouri common stock will instead receive an amount in cash equal to the fractional share interest multiplied by the average Southern Missouri common stock price.

The number of shares of Southern Missouri common stock issuable as the per share stock consideration will fluctuate with the market price of Southern Missouri common stock and will not be known at the time Tammcorp shareholders vote on the merger agreement.  On January 11, 2017, the closing price of Southern Missouri common stock immediately prior to the public announcement of the merger agreement was $33.76, and on ___________________, 2017, the most recent trading day practicable before the printing of this proxy statement/prospectus, the closing price of Southern Missouri common stock was $_____.  You should obtain current stock price quotations for Southern Missouri common stock. Southern Missouri common stock is listed on the NASDAQ Global Market under the symbol "SMBC."  Neither Tammcorp common stock nor Tammcorp Class A preferred stock is listed or traded on any established securities exchange or quotation system.

Assuming the aggregate merger consideration is $22.4 million and that all minority shareholders of Capaha Bank participate in the share exchange described below, based on the number of shares of Tammcorp common stock and Tammcorp Class A preferred stock currently outstanding the per share cash consideration would be $1,634.34.  In this case, if the average Southern Missouri common stock price were $33.76, the per share stock consideration would consist of 48.4105 shares of Southern Missouri common stock, and if the average Southern Missouri common stock price were $____, the per share stock consideration would consist of ___ shares of Southern Missouri common stock.

For further information, see "The Merger Agreement—Merger Consideration."

Q:	How will the merger affect the minority shareholders of Capaha Bank?

A:
It is a condition to Southern Missouri's obligation to complete the merger that a share exchange transaction by Tammcorp be consummated with the minority shareholders of Capaha Bank holding at least 80% of the outstanding shares of Capaha Bank's common stock not owned by Tammcorp, whereby such minority shareholders will become holders of Tammcorp common stock immediately prior to the merger.  Assuming consummation of the share exchange transaction and completion of the merger, the minority shareholders of Capaha Bank will be entitled to receive the merger consideration payable under the merger agreement.

After the completion of the merger, if there are any minority shareholders of Capaha Bank who did not participate in the share exchange transaction, Southern Missouri will adopt a new or amended plan of merger for the bank merger providing for the shares of Capaha Bank common stock owned by such non-participating minority shareholders to be converted into the right to receive consideration payable by Southern Missouri that is identical in form and amount to the merger consideration that such non-participating minority shareholders would have been entitled to receive under the merger agreement had they participated in the exchange transaction, subject to their rights under the Illinois Savings Bank Act to demand payment of the value of their shares of Capaha Bank common stock.

Q:	Are the minority shareholders of Capaha Bank entitled to vote on the merger agreement?

A:
No, because they will not be shareholders of Tammcorp as of the voting record date for the special meeting and will not become shareholders of Tammcorp unless and until the exchange transaction is consummated, which is expected to occur immediately prior to the merger.  In connection with being asked to participate in the exchange transaction, Tammcorp will provide the minority shareholders of Capaha Bank with a copy of this proxy statement/prospectus and an offering circular that describes the exchange offer, the merger and other pertinent information.

Q:	How does Tammcorp's board of directors recommend that I vote at the special meeting?

A:
After careful consideration, Tammcorp's board of directors unanimously recommends that holders of Tammcorp common stock and Class A preferred stock vote "FOR" the merger agreement proposal and "FOR" the adjournment proposal.

John R. Abercrombie, President and Chief Executive Officer of Tammcorp, has entered into a voting agreement with Southern Missouri pursuant to which he has agreed to vote his shares of Tammcorp common stock and Class A preferred stock in favor of the merger agreement.  For more information regarding the voting agreement, see "The Merger Agreement—Voting Agreement" beginning on page _____.

For a more complete description of Tammcorp's reasons for the merger and the recommendations of the Tammcorp board of directors, see "The Merger—Tammcorp's Reasons for the Merger; Recommendation of Tammcorp's Board of Directors" beginning on page __.

Q:	When and where is the special meeting?

A:	The special meeting will be held at 109 Independence Street, Cape Girardeau, Missouri 63703, on _________________, 2017, at ______ a.m., local time.

Q:	What do I need to do now?

A:
After you have carefully read this proxy statement/prospectus and have decided how you wish your shares to be voted, please complete, sign, and date your proxy card and mail it in the enclosed postage-paid return envelope as soon as possible.

Q:	Who is entitled to vote?

A:
Holders of record of Tammcorp common stock and Class A preferred stock at the close of business on _________________, 2017, which is the date that the Tammcorp board of directors has fixed as the record date for the special meeting, are entitled to vote at the special meeting.

Q:	What constitutes a quorum?

A:
With regard to the merger agreement proposal, the presence at the special meeting, in person or by proxy, of the holders of a majority of the total outstanding shares of Tammcorp common stock and Tammcorp Class A preferred stock will constitute a quorum for the transaction of business on the merger agreement proposal. With regard to the adjournment proposal, the presence at the special meeting, in person or by proxy, of the holders of a majority of the outstanding shares of Tammcorp common stock and Tammcorp Class A preferred stock will constitute a quorum for the transaction of business on the adjournment proposal.  Abstentions and broker non-votes will be treated as shares that are present at the meeting for the purpose of determining the presence of a quorum.

Q:	What is the vote required to approve each proposal at the special meeting?

A:
Merger agreement proposal:  To approve the merger agreement proposal, two-thirds of the shares of Tammcorp common stock and Tammcorp Class A preferred stock entitled to vote thereon (voting together as a single class) must be voted in favor of such proposal.  If you mark "ABSTAIN" on your proxy or fail to submit a proxy and fail to vote in person at the special meeting, it will have the same effect as a vote "AGAINST" the merger agreement proposal.

Adjournment proposal:  The adjournment proposal will be approved if the votes cast in favor of such proposal at the special meeting exceed the votes cast in opposition to such proposal.  If you mark "ABSTAIN" on your proxy or fail to submit a proxy and fail to vote in person at the special meeting, it will have no effect on the adjournment proposal.

Q:	Why is my vote important?

A:
If you do not vote by proxy or attend the special meeting in person, it will be more difficult for Tammcorp to obtain the quorums required to transact business at the special meeting.  In addition, the failure of a holder of Tammcorp common stock or Class A preferred stock to submit a proxy or vote in person at the special meeting, as well as an abstention, will have the same effect as a vote "AGAINST" the merger agreement proposal at the special meeting. The merger agreement must be approved by the affirmative vote of the holders of two-thirds of the shares of Tammcorp common stock and Class A preferred stock entitled to vote on the merger agreement proposal, voting together as a single class.

Q:	Can I attend the special meeting and vote my shares in person?

A:
Yes. All shareholders of Tammcorp are invited to attend the special meeting.  Holders of record of Tammcorp common stock and Class A preferred stock can vote in person at the special meeting.  If you wish to vote in person at the special meeting and you are a shareholder of record, you should bring the enclosed proxy card and proof of identity. At the appropriate time during the special meeting, the shareholders present will be asked whether anyone wishes to vote in person. You should raise your hand at this time to receive a ballot to record your vote. Even if you plan to attend the special meeting, we encourage you to vote by proxy to save us the expense of further proxy solicitation efforts.

Q:	Can I change my proxy or voting instructions?

A:
Yes. If you are a holder of record of Tammcorp common stock or Tammcorp Class A preferred stock, you may revoke your proxy at any time before it is voted by (1) signing and returning a proxy card with a later date, (2) delivering a written revocation to Tammcorp's Corporate Secretary or (3) attending the Tammcorp special meeting in person and voting by ballot at the special meeting.  Attendance at the special meeting by itself will not automatically revoke your proxy. A revocation or later-dated proxy received by Tammcorp after the vote is taken at the special meeting will not affect your previously submitted proxy. The mailing address for Tammcorp's President and Chief Executive Officer is: Tammcorp, Inc., Attention: President and Chief Executive Officer, One South Main Street, Cape Girardeau, MO  63703.

Q:	Will Tammcorp be required to submit the proposal to approve the merger agreement to its shareholders even if Tammcorp's board of directors has withdrawn or modified its recommendation?

A:
Yes. Unless the merger agreement is terminated before the special meeting, Tammcorp is required to submit the proposal to approve the merger agreement to its shareholders even if Tammcorp's board of directors has withdrawn or modified its recommendation.

Q:	What are the U.S. federal income tax consequences of the merger to Tammcorp shareholders?

A:
The merger is intended to qualify as a tax-deferred "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (which we refer to as the "Code"). Assuming the merger qualifies as a reorganization, a U.S. holder of Tammcorp common stock or Class A preferred stock generally will recognize gain (but not loss) in an amount equal to the lesser of (i) the amount by which the sum of the fair market value of the Southern Missouri common stock (determined as of the effective time of the merger) and cash received by such U.S. holder of Tammcorp common stock or Class A preferred stock in the merger exceeds such U.S. holder's adjusted tax basis in the holder's Tammcorp common stock or Class A preferred stock surrendered and (ii) the amount of cash received by such U.S. holder of Tammcorp common stock or Class A preferred stock (in each case excluding any cash received in lieu of fractional shares of Southern Missouri common stock, with the gain or loss on such fractional share determined separately, as discussed below under "Material U.S. Federal Income Tax Consequences of the Merger—Receipt of Cash in Lieu of a Fractional Share of Southern Missouri Stock"). Gain or loss is determined separately with respect to each block or class of Tammcorp stock, and a loss realized on one block or class of shares may not be used to offset a gain realized on another block or class of shares in the merger.

It is a condition to the completion of the merger that Southern Missouri and Tammcorp receive written opinions from their respective legal counsel to the effect that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code.

All holders of Tammcorp common stock and Class A preferred stock should consult their own independent tax advisors regarding the particular tax consequences of the merger to them, including the applicability and effect of U.S. federal, state, local, foreign, and other tax laws.

Q:	Are holders of Tammcorp common stock and Class A preferred stock entitled to dissenters' rights?

A:
Yes. The Illinois Business Corporation Act (which we refer to as the "IBCA") permits a holder of Tammcorp common stock or Class A preferred stock to dissent from the merger and obtain payment in cash of the "fair value" of his or her shares of Tammcorp common stock or Class A preferred stock. To do this, the shareholder must follow specific procedures, including delivering a written demand for payment for his or her shares if the merger is effectuated to Tammcorp before the shareholder vote on the merger agreement is taken and not voting his or her shares in favor of the merger agreement. If a holder of Tammcorp common stock or Class A preferred stock follows the required procedures, his or her only right will be to receive the "fair value" of his or her shares of Tammcorp common stock or Class A preferred stock in cash. If a holder of Tammcorp common stock or Class A preferred stock thinks that he or she may desire to dissent, then such person should not send in a proxy unless it is marked to vote against the merger agreement. Copies of the applicable provisions of the IBCA are attached to this proxy statement/prospectus as Appendix B. See "The Merger—Dissenters' Rights of Tammcorp Shareholders."

Q:	If I am a holder of Tammcorp common stock or Class A preferred stock in certificated form, should I send in my Tammcorp stock certificates now?

A:
No. Please do not send in your Tammcorp stock certificates with your proxy. After completion of the merger, the exchange agent will send you instructions for exchanging certificates for Tammcorp common stock or Class A preferred stock for the merger consideration. See "The Merger Agreement—Conversion of Shares; Exchange Procedures."

Q:	What should I do if I hold my shares of Tammcorp common stock or Class A preferred stock in book-entry form?

A:
You are not required to take any special additional actions if your shares of Tammcorp common stock or Class A preferred stock are held in book-entry form. After the completion of the merger, the exchange agent will send you instructions for exchanging your shares for the merger consideration.   See "The Merger Agreement—Conversion of Shares; Exchange Procedures."

Q:	Whom may I contact if I cannot locate my Tammcorp stock certificate(s)?

A:	If you are unable to locate your original Tammcorp stock certificate(s), you should contact John R. Abercrombie, Tammcorp's President and Chief Executive Officer, at (573) 331-7100.

Q:	What should I do if I receive more than one set of voting materials?

A:
Tammcorp shareholders may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you are a holder of record of Tammcorp common stock or Class A preferred stock and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive or otherwise follow the voting instructions set forth in this proxy statement/prospectus to ensure that you vote every share of Tammcorp common stock and Class A preferred stock that you own.

Q:	When do you expect to complete the merger?

A:
Southern Missouri and Tammcorp expect to complete the merger late in the second quarter of 2017 once all of the conditions to the merger are fulfilled. However, neither Southern Missouri nor Tammcorp can assure you of when or if the merger will be completed. We must first obtain the approval by Tammcorp shareholders of the merger agreement, obtain necessary regulatory approvals and satisfy certain other closing conditions, including consummation by Tammcorp of the share exchange transaction with the minority shareholders of Capaha Bank holding at least 80% of the outstanding shares of Capaha Bank's common stock not owned by Tammcorp.

Q:	What happens if the merger is not completed?

A:
If the merger is not completed, holders of Tammcorp common stock and Class A preferred stock will not receive any consideration for their shares in connection with the merger. Instead, Tammcorp will remain an independent company and the minority shareholders of Capaha Bank will retain their ownership interests in Capaha Bank. In addition, if the merger agreement is terminated in certain circumstances, a termination fee may be required to be paid by Tammcorp to Southern Missouri. See "The Merger Agreement—Termination Fee" beginning on page _____ for a complete discussion of the circumstances under which a termination fee will be payable.

Q:	Whom should I call with questions?

A:
If you have any questions concerning the merger or this proxy statement/prospectus, would like additional copies of this proxy statement/prospectus or need help voting your shares of Tammcorp common stock or Class A preferred stock, please contact John R. Abercrombie, Tammcorp's President and Chief Executive Officer, at (573) 331-7100.

SUMMARY
This summary highlights selected information from this proxy statement/prospectus and may not contain all of the information that is important to you. You should carefully read this entire document, including the appendices, and the other documents to which this document refers to fully understand the merger and the related transactions. A list of the documents incorporated by reference appears on page _____under "Where You Can Find More Information."
The Merger and the Merger Agreement (pages _____and _____)
The terms and conditions of the merger are contained in the merger agreement, which is attached to this proxy statement/prospectus as Appendix A. We encourage you to read the merger agreement carefully, as it is the legal document that governs the merger.
In the merger, Tammcorp will merge with and into Southern Missouri, with Southern Missouri being the surviving corporation.  Following the merger, Tammcorp's 91% owned subsidiary bank, Capaha Bank, will merge with Southern Missouri's wholly owned subsidiary bank, Southern Bank, in the bank merger, with Southern Bank being the surviving bank.
In the Merger, Holders of Tammcorp Common Stock and Class A Preferred Stock Will Receive Shares of Southern Missouri Common Stock and Cash (page _____)
If the merger is completed, holders of Tammcorp common stock and Tammcorp Class A preferred stock will be entitled to receive aggregate merger consideration equal to (1) 1.4 times Tammcorp's consolidated equity capital as of the last business day of the month immediately preceding the month in which the merger closing occurs, adjusted for certain of Tammcorp's transaction expenses, minus (2) $162,000, which represents the amount to be paid by Southern Missouri pursuant to a non-competition agreement with an executive officer of Tammcorp that will become effective upon completion of the merger.  As of March 31, 2017, Tammcorp's consolidated equity capital, as adjusted for its estimated transaction expenses, was $16.1 million.   Based on this amount, if the merger were completed in April 2017, the aggregate merger consideration would be $22.4 million (($16.1 million x 1.4) - $162,000).  One-half of the merger consideration will be paid in cash and one-half will be paid in shares of Southern Missouri common stock.
The per share cash consideration will be equal to 50% of the aggregate merger consideration divided by the sum of (1) the number of shares of Tammcorp common stock issued and outstanding immediately prior to the merger assuming all minority shareholders of Capaha Bank agree to exchange their shares of Capaha Bank common stock for shares of Tammcorp common stock immediately prior to the merger and (2) the aggregate number of shares of Tammcorp common stock into which shares of Tammcorp Class A preferred stock are convertible.  The per share stock consideration will be a number of shares of Southern Missouri common stock equal to the per share cash consideration divided by the average Southern Missouri common stock price.  Tammcorp shareholders who would otherwise be entitled to a fractional share of Southern Missouri common stock will instead receive an amount in cash equal to the fractional share interest multiplied by the average Southern Missouri common stock price.
The number of shares of Southern Missouri common stock issuable as the per share stock consideration will fluctuate with the market price of Southern Missouri common stock and will not be known at the time Tammcorp shareholders vote on the merger agreement.  On January 11, 2017, the closing price of Southern Missouri common stock immediately prior to the public announcement of the merger agreement was $33.76, and on ___________________, 2017, the most recent trading day practicable before the printing of this proxy statement/prospectus, the closing price of Southern Missouri common stock was $_____.  You should obtain current stock price quotations for Southern Missouri common stock. Southern Missouri common stock is listed on the NASDAQ Global Market under the symbol "SMBC."  Neither Tammcorp common stock nor Tammcorp Class A preferred stock is listed or traded on any established securities exchange or quotation system.
Assuming the aggregate merger consideration is $22.4 million and that all minority shareholders of Capaha Bank agree to exchange their shares of Capaha Bank common stock for shares of Tammcorp common stock immediately prior to the merger, based on the number of shares of Tammcorp common stock and Tammcorp Class A preferred stock currently outstanding the per share cash consideration would be $1,634.34.  In this case, if the average Southern Missouri common stock price were $33.76, the per share stock consideration would consist of 48.4105 shares of Southern Missouri common stock, and if the average Southern Missouri common stock price were $____, the per share stock consideration would consist of ___ shares of Southern Missouri common stock.
A portion of the cash merger consideration equal to the unpaid balance of principal and accrued interest with respect to certain of Capaha Bank's lending relationships, net of amounts charged off by Capaha Bank prior to the merger or held by Capaha Bank as special or designated loan loss reserves at the time of the merger, will be withheld by Southern Missouri from the per share cash consideration on a pro rata basis and deposited into escrow with Southern Bank. The escrowed amount, currently anticipated to be approximately $___, will be disbursed following the final resolution of the loans, first to Southern Missouri in the amount of any losses incurred by it on the loans plus all income attributable to that portion of the escrowed funds, with any remaining escrowed funds then being disbursed to Tammcorp shareholders as a second installment of the per share cash consideration.
Southern Missouri's common stock is listed on the NASDAQ Global Market under the symbol "SMBC".  Neither Tammcorp's common stock nor its Class A preferred stock is listed on an exchange or quoted on any automated services, and there is no established trading market for shares of Tammcorp common stock or Class A preferred stock.  The following table shows the closing sale prices of Southern Missouri common stock as reported on NASDAQ on, and the last known sales prices of Tammcorp common stock and Class A preferred stock as of, January 11, 2017, immediately prior to the public announcement of the merger agreement, and ___________________, 2017, the last practicable trading day before the printing of this proxy statement/prospectus.  This table also shows the implied value of the merger consideration payable for each share of Tammcorp common stock and Class A preferred stock (on an as-converted basis to shares of Tammcorp common stock in accordance with Tammcorp's articles of incorporation), calculated by assuming that the aggregate merger consideration is $22.4 million and that all minority shareholders of Capaha Bank agree to exchange their shares of Capaha Bank common stock for shares of Tammcorp common stock immediately prior to the merger and based on the number of shares of Tammcorp common stock and Tammcorp Class A preferred stock currently outstanding.  One-half of this value will be paid in cash and one-half will be paid in shares of Southern Missouri common stock, with cash paid in lieu of fractional Southern Missouri shares.
Date	Southern Missouri Closing Price	Tammcorp Common Stock Sales Price	Tammcorp Class A Preferred Stock Sales Price	Implied Value of Merger Consideration for One Share of Tammcorp Common Stock or Class A Preferred Stock(3)

January 11, 2017	$33.76	$2,350.00 (1)	$211.86 (2)	$3,268.68
___________________, 2017	$_____	$______ (1)	$_____ (2)	$ _____

(1)	The last known sale of Tammcorp common stock occurred on April 8, 2016.
(2)	The last known sale of Tammcorp Class A preferred stock occurred on October 12, 2012.
(3)	For each share of Tammcorp Class A preferred stock, on an as-converted basis to shares of Tammcorp common stock in accordance with Tammcorp's articles of incorporation.

Tammcorp Will Hold a Special Meeting of Shareholders on _________________, 2017 (page _____)
A special meeting of Tammcorp's shareholders will be held on _________________, 2017, at _____ _.m., local time, at 109 Independence Street, Cape Girardeau, Missouri 63703.  At the special meeting, holders of Tammcorp common stock and Class A preferred stock will be asked to vote on the following matters:
•	the merger agreement proposal; and
•	the adjournment proposal.
Only holders of record of Tammcorp common stock and Class A preferred stock at the close of business on _________________, 2017 will be entitled to vote at the special meeting. Each share of Tammcorp common stock and Tammcorp Class A preferred stock is entitled to one vote on the merger agreement proposal and the adjournment proposal. As of the record date, there were 7,433 shares of Tammcorp stock, consisting of 6,017 shares of Tammcorp common stock and 1,416 shares of Tammcorp Class A preferred stock, entitled to vote at the special meeting.  Holders of Tammcorp common stock and Tammcorp Class A preferred stock vote together as a single class. As of the record date, Tammcorp's directors and executive officers and their affiliates were entitled to vote approximately 4,793 shares of Tammcorp's common stock and 258 shares of Class A preferred stock, or approximately 68.0% of the total combined outstanding shares of Tammcorp common stock and Class A preferred stock.  This includes the 3,553 shares of Tammcorp common stock and 258 shares of Tammcorp Class A preferred stock, or approximately 51.3% of the total combined outstanding shares of Tammcorp common stock and Class A preferred stock, covered by a voting agreement with Mr. Abercrombie described below.  Tammcorp expects that all of its directors and executive officers and their affiliates will vote their shares in favor of the merger agreement proposal.  Assuming this occurs, approval of the merger agreement is assured.
 Concurrent with the execution of the merger agreement, John R. Abercrombie, Tammcorp's President and Chief Executive Officer, entered into a voting agreement with Southern Missouri under which he generally has agreed (1) to vote or cause to be voted in favor of the merger agreement proposal all shares of Tammcorp common stock and Class A preferred stock of which he is the record or beneficial owner as of the date of the voting agreement and (2) subject to limited exceptions, not to sell or otherwise dispose of any of these shares of Tammcorp common stock or Class A preferred stock until after the approval of the merger agreement by the shareholders of Tammcorp.  For additional information regarding the voting agreement, see "The Merger Agreement—Voting Agreement."
To approve the merger agreement proposal, two-thirds of the shares of Tammcorp common stock and Tammcorp Class A preferred stock entitled to vote thereon (voting together as a single class) must be voted in favor of such proposal.  The adjournment proposal will be approved if the votes cast by holders of Tammcorp common stock and Tammcorp Class A preferred stock in favor of such proposal exceed the votes cast in opposition to such proposal. If you mark "ABSTAIN" on your proxy, or fail to submit a proxy and fail to vote in person at the special meeting, it will have the same effect as a vote "AGAINST" the merger agreement proposal.  If you mark "ABSTAIN" on your proxy, or fail to submit a proxy and fail to vote in person at the special meeting, it will have no effect on the adjournment proposal.
Tammcorp's Board of Directors Unanimously Recommends that Tammcorp Shareholders Vote "FOR" the Approval of the Merger Agreement Proposal and the Adjournment Proposal (page _____).
After careful consideration, Tammcorp's board of directors has determined that the merger agreement and the transactions contemplated by the merger agreement, including the merger, are advisable and in the best interests of Tammcorp and its common and Class A preferred shareholders and has unanimously approved the merger agreement. Tammcorp's board of directors unanimously recommends that holders of Tammcorp common stock and Class A preferred stock vote "FOR" the approval of the merger agreement proposal and "FOR" approval of the adjournment proposal. For the factors considered by Tammcorp's board of directors in reaching its decision to approve the merger agreement, see "The Merger—Tammcorp's Reasons for the Merger; Recommendation of Tammcorp's Board of Directors."
Opinion of Tammcorp's Financial Advisor (page _____ and Appendix C)
In connection with its consideration of the merger agreement, on January 11, 2017, the Tammcorp board of directors received financial advice and presentations regarding the financial aspects of the merger from Sheshunoff & Co. (which we refer to as "Sheshunoff"), and received Sheshunoff's oral opinion, which opinion was confirmed by delivery of a written opinion, dated January 11, 2017, to the effect that, as of such date and based upon and subject to the various factors, assumptions and limitations set forth in its opinion, the merger consideration was fair, from a financial point of view, to the holders of Tammcorp common and Class A preferred stock. The full text of Sheshunoff's written opinion is attached as Appendix C to this proxy statement/prospectus. You should read the opinion in its entirety for a discussion of, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Sheshunoff in rendering its opinion. This written opinion is addressed to the Tammcorp board of directors, is directed only to the merger consideration and does not constitute a recommendation to any Tammcorp shareholder as to how such shareholder should vote with respect to the merger proposal or any other matter.

Material U.S. Federal Income Tax Consequences of the Merger (page _____)
The merger is intended to qualify as a tax-deferred "reorganization" within the meaning of Section 368(a) of the Code. Assuming the merger qualifies as a reorganization, a U.S. holder of Tammcorp common stock or Class A preferred stock generally will recognize gain (but not loss) in an amount equal to the lesser of (i) the amount by which the sum of the fair market value of the Southern Missouri common stock (determined as of the effective time of the merger) and cash received by such U.S. holder of Tammcorp common stock or Class A preferred stock in the merger exceeds such U.S. holder's adjusted tax basis in its Tammcorp common stock or Class A preferred stock surrendered and (ii) the amount of cash received by such U.S. holder of Tammcorp common stock or Class A preferred stock (in each case excluding any cash received in lieu of fractional shares of Southern Missouri common stock, with the gain or loss on such fractional share determined separately, as discussed under "Material U.S. Federal Income Tax Consequences of the Merger—Receipt of Cash in Lieu of a Fractional Share of Southern Missouri Stock"). Gain or loss is determined separately with respect to each block or class of Tammcorp stock, and a loss realized on one block or class of shares may not be used to offset a gain realized on another block or class of shares in the merger.
It is a condition to the completion of the merger that Southern Missouri and Tammcorp receive written opinions from their respective legal counsel to the effect that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code.
For further information, see "Material U.S. Federal Income Tax Consequences of the Merger."
The U.S. federal income tax consequences described above may not apply to all holders of Tammcorp stock. Your tax consequences will depend on your individual situation. Accordingly, we strongly urge you to consult your independent tax advisor for a full understanding of the particular tax consequences of the merger to you.
Holders of Tammcorp Common Stock and Class A Preferred Stock Have Dissenters' Rights in Connection with the Merger (page _____)
Under the IBCA, any holder of Tammcorp common stock or Class A preferred stock can dissent from the merger and elect to have the estimated fair value of his or her shares paid in cash instead of receiving the merger consideration under the merger agreement.
To assert dissenters' rights, a holder of such shares must satisfy the following conditions:
•	deliver a written demand for payment to Tammcorp before the vote on the merger agreement; and
•
not vote in favor of the merger agreement. The return of a signed proxy which does not specify a vote against the merger agreement or a direction to abstain will constitute a waiver of the shareholder's right to dissent.

A copy of the relevant sections of the IBCA governing this process is attached to this proxy statement/prospectus as Appendix B.
The exercise of dissenters' rights by holders of Tammcorp common stock or Class A preferred stock will result in the recognition of gain or loss, as the case may be, for federal income tax purposes.
Tammcorp's Executive Officers and Directors Have Interests in the Merger that Differ from Your Interests (page _____)
Tammcorp shareholders should be aware that Tammcorp's directors and executive officers have interests in the merger and arrangements that are different from, or in addition to, those of Tammcorp shareholders generally. Tammcorp's board of directors was aware of these interests and considered these interests, among other matters, when making its decision to approve the merger agreement, and in recommending that Tammcorp shareholders vote in favor of approving the merger agreement.

These interests include the following:
•
Certain executive officers of Tammcorp may be eligible for severance benefits following the closing of the merger pursuant to the merger agreement and related documents, a portion of which will effectively be paid out of the merger consideration.

•	John R. Abercrombie, President and Chief Executive Officer of Tammcorp, is expected to become a director of Southern Missouri and Southern Bank following the merger.
•
Certain executive officers of Capaha Bank may be eligible to receive a retention bonus out of a pool, not to exceed in the aggregate $500,000, for the purpose of retaining such employees prior to and after closing the merger.

•	Continued indemnification and liability insurance coverage following the merger for Tammcorp's directors and officers.
For a more complete description of these interests, see "The Merger—Interests of Tammcorp's Directors and Executive Officers in the Merger."
Regulatory Approvals
Each of Southern Missouri and Tammcorp has agreed to cooperate with the other and use commercially reasonable best efforts to obtain all regulatory approvals required to complete the transactions contemplated by the merger agreement, including the merger and the bank merger. These include approvals from the Board of Governors of the Federal Reserve System, which we refer to as the Federal Reserve Board, the Missouri Division of Finance, which we refer to as the Missouri Division, and the Illinois Department of Financial and Professional Regulation, which we refer to as the Illinois Department.  The U.S. Department of Justice may also review the impact of the merger and the bank merger on competition.
As of the date of this proxy statement/prospectus, all applications and notices necessary to obtain all required regulatory approvals have been filed. There can be no assurance as to whether all required regulatory approvals will be obtained or the dates of the approvals. There also can be no assurance that the regulatory approvals received will not contain a condition or requirement that results in a failure to satisfy the conditions to closing set forth in the merger agreement. See "The Merger Agreement—Conditions to Complete the Merger."
Conditions that Must be Satisfied or Waived for the Merger to Occur (page _____)
As more fully described in this proxy statement/prospectus and in the merger agreement, the completion of the merger is subject to a number of conditions being satisfied or, where legally permitted, waived.  These conditions include:
•	approval of the merger agreement by Tammcorp's shareholders;
•
the filing by Southern Missouri with NASDAQ of a notification form for the listing of the shares of Southern Missouri common stock to be issued in the merger, and the non-objection by NASDAQ to such listing;

•	the receipt of all required regulatory approvals without the imposition of any unduly burdensome condition upon Southern Missouri;
•	the effectiveness of the registration statement on Form S-4 of which this proxy statement/prospectus is a part;
•	the absence of any order, injunction, decree or law, rule or regulation preventing or making illegal the completion of the merger or the bank merger;

•
subject to the standards set forth in the closing conditions in the merger agreement, the accuracy of the representations and warranties of Southern Missouri and Tammcorp on the date of the merger agreement and the closing date of the merger;

•
performance in all material respects by each of Southern Missouri and Tammcorp of its obligations under the merger agreement, including Tammcorp's consummation of the offer to the minority shareholders of Capaha Bank to exchange each of their shares of Capaha Bank common stock for shares of Tammcorp common stock immediately prior to the merger, with at least 80% of the Capaha minority shareholders participating in the exchange;

•	receipt by Tammcorp of certain third party consents to the merger;
•
the number of shares of Tammcorp common stock and Class A preferred stock the holders of which have perfected dissenters' rights under Illinois law shall be less than 5.0% of the total number of outstanding shares of Tammcorp common stock and Class A preferred stock; and

•	receipt by each of Southern Missouri and Tammcorp of an opinion from its legal counsel as to certain U.S. federal income tax matters.
We expect to complete the merger in the second quarter of 2017.  No assurance can be given, however, as to when or if the conditions to the merger will be satisfied or waived, or that the merger will be completed.
Non-Solicitation (page _____)
Tammcorp has agreed that it generally will not solicit or encourage any inquiries or proposals regarding other acquisition proposals by third parties.  Tammcorp may respond to an unsolicited proposal if the board of directors of Tammcorp determines in good faith that the proposal constitutes or is reasonably likely to result in a transaction that is more favorable from a financial point of view to Tammcorp's shareholders than the merger and that the board's failure to respond would result in a violation of its fiduciary duties.  Tammcorp must promptly notify Southern Missouri if it receives any other acquisition proposals.
Termination of the Merger Agreement (page _____)
The merger agreement can be terminated at any time prior to completion of the merger in the following circumstances:
•	by mutual written consent of Southern Missouri and Tammcorp;
•
by either Southern Missouri or Tammcorp if any governmental entity that must grant a required regulatory approval has denied approval of the merger or bank merger and such denial has become final and non-appealable or any governmental entity of competent jurisdiction has issued a final non-appealable order, injunction or decree permanently enjoining or otherwise prohibiting or making illegal the merger or bank merger, unless the failure to obtain a required regulatory approval is due to the failure of the party seeking to terminate the merger agreement to perform or observe its covenants and agreements under the merger agreement;

•
by either Southern Missouri or Tammcorp if the merger has not been completed on or before July 31, 2017, unless the failure of the merger to be completed by that date is due to the failure of the party seeking to terminate the merger agreement to perform or observe its covenants and agreements under the merger agreement;

•
by either Southern Missouri or Tammcorp (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained in the merger agreement) if there is a breach of any of the covenants or agreements or any of the representations or warranties set forth in the merger agreement on the part of the other party which either individually or in the aggregate would result in, if occurring or continuing on the date the merger is completed, the failure of any closing condition of the terminating party and which is not cured within 20 days following written notice to the party committing such breach or by its nature or timing cannot be cured during such period;

•
by Southern Missouri, if the board of directors of Tammcorp fails to recommend in this proxy statement/prospectus that its shareholders approve the Tammcorp merger proposal, or the Tammcorp board of directors withdraws, modifies or makes or causes to be made any third party or public communication announcing an intention to modify or withdraw such recommendation in a manner adverse to Southern Missouri, or Tammcorp materially breaches any of its obligations relating to third-party acquisition proposals;

•	by either Southern Missouri or Tammcorp, if the immediately above circumstances are not applicable and Tammcorp does not obtain shareholder approval of the merger agreement at the special meeting; or
•
by Tammcorp prior to Tammcorp obtaining shareholder approval of the merger agreement in order to enter into an agreement with a third party with respect to an unsolicited superior acquisition proposal.  An "acquisition proposal" means a tender or exchange offer, proposal for a merger, consolidation or other business combination involving Tammcorp or Capaha Bank or any proposal or offer to acquire in any manner more than 24.99% of the voting power in, or more than 24.99% of the fair market value of the business, assets or deposits of, Tammcorp or Capaha Bank. A "superior acquisition proposal" means a written acquisition proposal that the Tammcorp board of directors concludes in good faith to be more favorable from a financial point of view to its shareholders than the merger (after receiving the advice of its financial advisors, after taking into account the likelihood of consummation of such proposal on its terms, and after taking into account all legal, financial, regulatory and other aspects of such proposal), except that for purposes of the term "superior acquisition proposal," references to "more than 24.99%" in the definition of "acquisition proposal" are replaced with references to "a majority."

Termination Fee (page _____)
Set forth below are the termination events that would result in Tammcorp being obligated to pay Southern Missouri a $1.0 million termination fee:
•
a termination by Southern Missouri based on (i) the board of directors of Tammcorp either failing to continue its recommendation that the Tammcorp shareholders approve the Tammcorp merger proposal or adversely changing such recommendation or (ii) Tammcorp materially breaching the provisions of the merger agreement relating to third party acquisition proposals;

•
a termination by Tammcorp prior to it obtaining shareholder approval of the merger agreement in order to enter into an agreement with a third party with respect to an unsolicited superior acquisition proposal; or

•
a termination by either Southern Missouri or Tammcorp as a result of the failure of Tammcorp's shareholders to approve the merger agreement if prior to such termination there is publicly announced another acquisition proposal and within one year of termination Tammcorp or Capaha Bank enters into a definitive agreement for or consummates an acquisition proposal (as defined above, except that references to "more than 24.99%" in the definition of "acquisition proposal" are replaced with references to "a majority").

In the event Southern Missouri terminates the merger agreement as a result of a willful and material breach by Tammcorp of the provisions of the merger agreement relating to third party acquisition proposals, Southern Missouri is not required to accept the termination fee from Tammcorp and may pursue alternate relief against Tammcorp.

The Rights of Tammcorp Shareholders Will Change as a Result of the Merger (page _____)
The rights of holders of Tammcorp common stock and Class A preferred stock will change as a result of the merger due to differences in applicable state laws and in Southern Missouri's and Tammcorp's governing documents. The rights of holders of Tammcorp common stock and Class A preferred stock are governed by Illinois law and Tammcorp's articles of incorporation and bylaws as amended to date, and those of Southern Missouri's shareholders are governed by Missouri law and by Southern Missouri's articles of incorporation and bylaws as amended to date. Upon completion of the merger, holders of Tammcorp common stock and Class A preferred stock will become shareholders of Southern Missouri, as the continuing legal entity in the merger, and their rights will be governed by Missouri law and by Southern Missouri's articles of incorporation and bylaws.
See "Comparison of Shareholder Rights" for a description of the material differences in shareholder rights under each of the Southern Missouri and Tammcorp governing documents.
Information About the Companies (pages _____ and _____)
Southern Missouri
Southern Missouri, headquartered in Poplar Bluff, Missouri, is the holding company for Southern Bank. Southern Bank, founded in 1887, is a Missouri-chartered trust company with banking powers, providing products and services to the communities it serves through its headquarters, 32 full-service branch offices and three limited-service branch offices. As of December 31, 2016, Southern Missouri had assets of $1.5 billion, deposits of $1.2 billion, and stockholders' equity of $130.4 million.
Southern Missouri regularly evaluates opportunities to expand through acquisitions and conducts due diligence activities in connection with such opportunities. As a result, acquisition discussions and, in some cases, negotiations may take place at any time, and acquisitions involving cash or our debt or equity securities may occur.
Southern Missouri's principal office is located at 2991 Oak Grove Road, Poplar Bluff, Missouri 63901, and its telephone number is (573) 778-1800.  Southern Missouri's common stock is listed on the NASDAQ Global Market under the symbol "SMBC."
Additional information about Southern Missouri and its subsidiaries is contained under "Information About Southern Missouri" and is included in documents incorporated by reference in this proxy statement/prospectus. See "Where You Can Find More Information."
Tammcorp
Tammcorp, Inc., headquartered in Tamms, Illinois, was formed as an Illinois corporation in 1980 for the purpose of becoming a holding company for Capaha Bank, an Illinois state savings bank.  Tammcorp does not, as an entity, engage in separate business activities of a material nature apart from the activities it performs for Capaha Bank.  Its primary activities are to provide assistance in the management and coordination of Capaha Bank's financial resources.  Tammcorp has no significant assets other than 91% of the outstanding shares of common stock of Capaha Bank.  Tammcorp derives its revenues primarily from the operations of Capaha Bank in the form of dividends received from Capaha Bank.
Capaha Bank was chartered as an Illinois state savings bank in 1955.  The main office of Capaha Bank is located in Tamms, Illinois.  Capaha Bank operates five branch offices, with a branch located in each of Alexander and Union Counties in Illinois, and with three branches located in Cape Girardeau County, Missouri.  As of December 31, 2016, Tammcorp had, on a consolidated basis, total assets of approximately $198.5 million, total deposits of approximately $176.9 million, total loans (net of allowance for loan losses) of approximately $157.0 million, and total shareholders' equity of approximately $16.6 million.
Tammcorp's principal office is located at One South Main Street, Cape Girardeau, Missouri 63703, and its telephone number is (573) 331-7100. Tammcorp's common stock is not listed or traded on any established securities exchange or quotation system.
For additional information about Tammcorp see "Information About Tammcorp."

Tammcorp Shareholders Should Wait to Surrender Their Stock Certificates Until After the Merger
To receive your merger consideration, you will need to surrender your Tammcorp stock certificates. If the merger is completed, the exchange agent appointed by Southern Missouri will send you written instructions for exchanging your stock certificates. The exchange agent will be Computershare, Southern Missouri's stock transfer agent, or an unrelated bank or trust company reasonably acceptable to Tammcorp.
Please do not send in your stock certificates until you receive these instructions.
Risk Factors (page _____)
You should consider all the information contained in or incorporated by reference into this proxy statement/prospectus in deciding how to vote on the proposals presented in this proxy statement/prospectus. In particular, you should consider the factors under "Risk Factors."

RISK FACTORS
In addition to general investment risks and the other information contained in or incorporated by reference into this proxy statement/prospectus, including the matters addressed under the section "Cautionary Statement Regarding Forward-Looking Statements," you should carefully consider the following risk factors in deciding how to vote for the proposals presented in this proxy statement/prospectus. You should also read and consider the risks associated with the business of Southern Missouri because these risks will relate to the combined company. Descriptions of some of these risks can be found in Southern Missouri's Annual Report on Form 10-K for the fiscal year ended June 30, 2016 filed with the SEC and other reports filed by Southern Missouri with the SEC and incorporated by reference into this proxy statement/prospectus.  See "Where You Can Find More Information."
Holders of Tammcorp common stock and Class A preferred stock cannot be certain of the market value of the stock portion of the merger consideration they will receive.
If the merger is completed, holders of Tammcorp common stock and Tammcorp Class A preferred stock will be entitled to receive aggregate merger consideration equal to (1) 1.4 times Tammcorp's consolidated equity capital as of the last business day of the month immediately preceding the month in which the merger closing occurs, adjusted for certain of Tammcorp's transaction expenses, minus (2) $162,000, which represents the amount to be paid by Southern Missouri pursuant to a non-competition agreement with an executive officer of Tammcorp that will become effective upon completion of the merger.  As of March 31, 2017, Tammcorp's consolidated equity capital, as adjusted for its estimated transaction expenses, was $16.1 million.   Based on this amount, if the merger were completed in April 2017, the aggregate merger consideration would be $22.4 million (($16.1 million x 1.4) – $162,000).  One-half of the merger consideration will be paid in cash and one-half will be paid in shares of Southern Missouri common stock.
The per share cash consideration will be equal to 50% of the aggregate merger consideration divided by the sum of (1) the number of shares of Tammcorp common stock issued and outstanding immediately prior to the merger assuming all minority shareholders of Capaha Bank agree to exchange their shares of Capaha Bank common stock for shares of Tammcorp common stock immediately prior to the merger and (2) the aggregate number of shares of Tammcorp common stock into which shares of Tammcorp Class A preferred stock are convertible.  The per share stock consideration will be a number of shares of Southern Missouri common stock equal to the per share cash consideration divided by the average Southern Missouri common stock price.
The number of shares of Southern Missouri common stock issuable as the per share stock consideration will fluctuate with the market price of Southern Missouri common stock and will not be known at the time Tammcorp shareholders vote on the merger agreement.  On January 11, 2017, the closing price of Southern Missouri common stock immediately prior to the public announcement of the merger agreement was $33.76, and on ___________________, 2017, the most recent trading day practicable before the printing of this proxy statement/prospectus, the closing price of Southern Missouri common stock was $_____.  You should obtain current stock price quotations for Southern Missouri common stock. Southern Missouri common stock is listed on the NASDAQ Global Market under the symbol "SMBC."  Neither Tammcorp common stock nor Tammcorp Class A preferred stock is listed or traded on any established securities exchange or quotation system.
Assuming the aggregate merger consideration is $22.4 million and that all minority shareholders of Capaha Bank agree to exchange their shares of Capaha Bank common stock for shares of Tammcorp common stock immediately prior to the merger, based on the number of shares of Tammcorp common stock and Tammcorp Class A preferred stock currently outstanding the per share cash consideration would be $1,634.34.  In this case, if the average Southern Missouri common stock price were $33.76, the per share stock consideration would consist of 48.4105 shares of Southern Missouri common stock, and if the average Southern Missouri common stock price were $____, the per share stock consideration would consist of ___ shares of Southern Missouri common stock.
Stock price changes may result from a variety of factors that are beyond the control of Southern Missouri and Tammcorp, including, but not limited to, general market and economic conditions, changes in our respective businesses, operations and prospects and regulatory considerations. Therefore, you will not know at the time of the special meeting the precise market value of the stock portion of the merger consideration you will receive upon completion of the merger. Tammcorp is not generally permitted to terminate the merger agreement or re-solicit the vote of Tammcorp shareholders solely because of changes in the market prices of Southern Missouri's common stock. You should obtain current market quotations for shares of Southern Missouri common stock.
The market price of Southern Missouri common stock after the merger may be affected by factors different from those currently affecting the value of Tammcorp stock.
Upon completion of the merger, holders of Tammcorp common stock and Class A preferred stock will become holders of Southern Missouri common stock. Southern Missouri's business differs in important respects from that of Tammcorp, and, accordingly, the results of operations of Southern Missouri and the market price of Southern Missouri common stock after the completion of the merger may be affected by factors different from those currently affecting the independent results of operations of Tammcorp.
Tammcorp's shareholders will have less influence as shareholders of Southern Missouri than as shareholders of Tammcorp.
Holders of Tammcorp common stock [and Class A preferred stock] currently have the right to vote in the election of the board of directors of Tammcorp and on other matters affecting Tammcorp.  Immediately following the merger, it is expected that the current shareholders of Tammcorp as a group will hold an ownership interest of approximately 4.0% of the outstanding Southern Missouri common stock. When the merger occurs, each holder of Tammcorp common stock and Class A preferred stock will become a shareholder of Southern Missouri with a percentage ownership of the combined organization much smaller than such shareholder's percentage ownership of Tammcorp.  Because of this, Tammcorp's shareholders will have less influence on the management and policies of Southern Missouri than they now have on the management and policies of Tammcorp.
The shares of Southern Missouri common stock to be received by holders of Tammcorp common stock and Class A preferred stock for the stock portion of the merger consideration will have rights different from the shares of Tammcorp common stock and Class A preferred stock.
Upon completion of the merger, holders of Tammcorp common stock and Class A preferred stock will become Southern Missouri shareholders and their rights as Southern Missouri shareholders will be governed by Missouri law and by Southern Missouri's articles of incorporation and bylaws. The rights associated with Tammcorp common stock and Tammcorp Class A preferred stock, which are governed by Illinois law and Tammcorp's articles of incorporation and bylaws, are different from the rights associated with Southern Missouri common stock.  See "Comparison of Shareholder Rights" for a discussion of the different rights associated with Southern Missouri common stock.

Regulatory approvals may not be received, may take longer than expected or may impose conditions that are not presently anticipated or that could have an adverse effect on Southern Missouri following the merger.
Before the merger and the bank merger may be completed, Southern Missouri and Tammcorp must obtain approvals from the Federal Reserve Board, the Missouri Division and the Illinois Department. Other approvals, waivers or consents from regulators may also be required.  An adverse development in either party's regulatory standing or other factors could result in an inability to obtain regulatory approvals or delay their receipt. Regulators may also impose conditions on the completion of the merger or the bank merger or require changes to the terms of the merger or the bank merger. While Southern Missouri and Tammcorp do not currently expect that any such conditions or changes will be imposed or required, there can be no assurance that they will not be, and such conditions or changes could have the effect of delaying completion of the merger or imposing additional costs on or limiting the revenues of Southern Missouri following the merger, any of which might have an adverse effect on Southern Missouri following the merger.  Southern Missouri is not obligated to complete the merger if the regulatory approvals received in connection with the completion of the merger impose any unduly burdensome condition upon Southern Missouri.  See "The Merger—Regulatory Approvals."
Combining the two companies may be more difficult, costly or time consuming than expected, and the anticipated benefits and cost savings of the merger may not be realized.
Southern Missouri and Tammcorp have operated independently and, until the completion of the merger, will continue to operate independently. The success of the merger, including anticipated benefits and cost savings, will depend, in part, on our ability to successfully combine the businesses of Southern Missouri and Tammcorp. To realize these anticipated benefits and cost savings, after the completion of the merger, Southern Missouri expects to integrate Tammcorp's business into its own. It is possible that the integration process could result in the loss of key employees, the disruption of each company's ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect Southern Missouri's ability to maintain relationships with clients, customers, depositors and employees or to achieve the anticipated benefits and cost savings of the merger. If Southern Missouri experiences difficulties with the integration process, the anticipated benefits of the merger may not be realized fully or at all or may take longer to realize than expected. As with any merger of financial institutions, there also may be business disruptions that cause Southern Missouri and/or Tammcorp to lose customers or cause customers to remove their accounts from Southern Missouri and/or Tammcorp and move their business to competing financial institutions. Integration efforts between the two companies will also divert management attention and resources. These integration matters could have an adverse effect on each of Tammcorp and Southern Missouri during this transition period and on Southern Missouri for an undetermined period after completion of the merger. In addition, the actual cost savings of the merger could be less than anticipated.
The fairness opinion obtained by Tammcorp's board of directors from its financial advisor will not reflect changes in circumstances between signing the merger agreement and completion of the merger.
Tammcorp's board of directors has not obtained an updated opinion as of the date of this proxy statement/prospectus from Sheshunoff, Tammcorp's financial advisor. Changes in the operations and prospects of Southern Missouri or Tammcorp, general market and economic conditions and other factors which may be beyond the control of Southern Missouri and Tammcorp, and on which Sheshunoff's fairness opinion was based, may alter the value of Southern Missouri or Tammcorp or their respective stocks by the time the merger is completed. Sheshunoff's opinion does not speak as of the time the merger will be completed or as of any date other than the date of such opinion. Because Tammcorp currently does not anticipate asking its financial advisor to update its opinion, the opinion does not address the fairness of the merger consideration, from a financial point of view, at the time the merger is completed.  For a description of the opinion that Tammcorp's board of directors received from its financial advisor, please refer to "The Merger—Opinion of Sheshunoff & Co. –Financial Advisor to Tammcorp."  For a description of the other factors considered by the boards of directors of Southern Missouri and Tammcorp in determining to approve the merger agreement, please refer to "The Merger—Southern Missouri's Reasons for the Merger" and "The Merger—Tammcorp's Reasons for the Merger; Recommendation of Tammcorp's Board of Directors."

Tammcorp's directors and executive officers have interests in the merger that may differ from the interests of Tammcorp's shareholders.
Tammcorp's shareholders should be aware that Tammcorp's directors and executive officers have interests in the merger and have arrangements that are different from, or in addition to, those of Tammcorp's shareholders generally. These interests and arrangements may create potential conflicts of interest. Tammcorp's board of directors was aware of these interests and considered these interests, among other matters, when making its decision to approve the merger agreement, and in recommending that Tammcorp's shareholders vote in favor of approving the merger agreement.
These interests include the following:
•
Certain executive officers of Tammcorp may be eligible for severance benefits following the closing of the merger pursuant to the merger agreement and related documents, a portion of which will effectively be paid out of the merger consideration.

•	John R. Abercrombie, President and Chief Executive Officer of Tammcorp, is expected to become a director of Southern Missouri and Southern Bank following the merger.
•
Certain executive officers of Capaha Bank may be eligible to receive a retention bonus out of a pool, not to exceed in the aggregate $500,000, for the purpose of retaining such employees prior to and after closing the merger.

•	Continued indemnification and liability insurance coverage following the merger for Tammcorp's directors and officers.
For a more complete description of these interests, see "The Merger—Interests of Tammcorp's Directors and Executive Officers in the Merger."
The merger agreement limits Tammcorp's ability to pursue alternative acquisition proposals and requires Tammcorp to pay a termination fee of $1.0 million under certain circumstances, including circumstances relating to alternative acquisition proposals.
The merger agreement generally prohibits Tammcorp from initiating, soliciting, encouraging or knowingly facilitating certain third-party acquisition proposals. See "The Merger Agreement—Agreement Not to Solicit Other Offers."  The merger agreement also provides that Tammcorp must pay Southern Missouri a termination fee of $1.0 million if the merger agreement is terminated under certain circumstances, including Tammcorp's failure to abide by its obligations under the merger agreement not to solicit alternative acquisition proposals. See "The Merger Agreement—Termination Fee."  These provisions might discourage a potential competing acquirer from considering or proposing an acquisition of all or a significant part of Tammcorp or Capaha Bank at a greater value to Tammcorp's shareholders than Southern Missouri has offered in the merger. The payment of the termination fee could also have an adverse effect on Tammcorp's financial condition.
Termination of the merger agreement could negatively impact Tammcorp regardless of whether the $1.0 million termination fee is payable.
If the merger agreement is terminated, there may be various negative consequences for Tammcorp regardless of whether the $1.0 million termination fee is payable. For example, Tammcorp's business may be impacted adversely by the failure to pursue other beneficial opportunities due to the focus of management on the merger, without realizing any of the anticipated benefits of completing the merger. Additionally, if the merger agreement is terminated, the value of Tammcorp's common stock or Class A preferred stock could decline to the extent current values reflect an assumption that the merger will be completed.

Tammcorp will be subject to business uncertainties and contractual restrictions while the merger is pending.
Southern Missouri and Tammcorp have operated independently and, until the completion of the merger, will continue to operate independently.  Uncertainty about the effect of the merger on employees and customers may have an adverse effect on Tammcorp and consequently on Southern Missouri. These uncertainties may impair Tammcorp's ability to attract, retain or motivate key personnel until the merger is consummated, and could cause customers and others that deal with Tammcorp to seek to change existing business relationships with Tammcorp.  Retention of certain employees may be challenging during the pendency of the merger, even with the ability of Tammcorp to provide retention bonuses to some employees, as certain employees may experience uncertainty about their future roles with Southern Missouri. If key employees depart because of issues relating to the uncertainty and difficulty of integration or a desire not to remain with Southern Missouri, Southern Missouri's business following the merger could be harmed.  In addition, the merger agreement restricts Tammcorp from making certain acquisitions and taking other specified actions until the merger occurs without the consent of Southern Missouri. These restrictions may prevent Tammcorp from pursuing attractive business opportunities that may arise prior to the completion of the merger. See "The Merger Agreement—Covenants and Agreements-Conduct of Businesses Prior to the Completion of the Merger."
If the merger is not completed, Tammcorp will have incurred substantial expenses without realizing the expected benefits of the merger.
The merger is subject to certain closing conditions, including the receipt of regulatory approvals, the approval of the merger agreement by Tammcorp's shareholders, the consummation of the exchange by Tammcorp of shares of its common stock for at least 80% of the shares of the common stock of Capaha Bank held by the minority shareholders of Capaha Bank, as well as other conditions, some of which are beyond Southern Missouri's and Tammcorp's control.  Neither Southern Missouri nor Tammcorp can predict when or whether these conditions will be satisfied. Tammcorp has incurred or will incur substantial expenses in connection with due diligence surrounding and the negotiation and completion of the transactions contemplated by the merger agreement, as well as the costs and expenses of preparing, printing and mailing this proxy statement/prospectus. If the merger is not completed, Tammcorp would have to recognize these expenses without realizing the expected benefits of the merger.
The dissenters' rights appraisal process is uncertain.
Tammcorp shareholders may or may not be entitled to receive more than the amount provided for in the merger agreement for their shares of Tammcorp common stock and Class A preferred stock if they elect to exercise their right to dissent from the proposed merger, depending on the appraisal of the fair value of the Tammcorp common stock and Class A preferred stock pursuant to the dissenting shareholder procedures under the IBCA. See "The Merger—Dissenters' Rights of Tammcorp Shareholders" beginning on page _____and Appendix B to this proxy statement/prospectus.  For this reason, the amount of cash that you might be entitled to receive should you elect to exercise your right to dissent from the merger may be more or less than the value of the merger consideration to be paid pursuant to the merger agreement. In addition, it is a condition to Southern Missouri's obligation to complete the merger that the holders of not more than 5% of the outstanding shares of Tammcorp common stock and Class A preferred stock exercise dissenters' rights. The number of shares of Tammcorp common stock and Class A preferred stock as to which dissenters' rights will be exercised under the IBCA is not known and, therefore, there is no assurance that this closing condition will be satisfied.
Risk factors relating to Southern Missouri and Southern Missouri's business.
Southern Missouri is, and will continue to be, subject to the risks described in Southern Missouri's Annual Report on Form 10-K for the fiscal year ended June 30, 2016, as updated by subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, all of which are filed with the SEC and incorporated by reference into this proxy statement/prospectus. See "Where You Can Find More Information" on page _____.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This proxy statement/prospectus contains or incorporates by reference a number of forward-looking statements regarding the financial condition, results of operations, earnings outlook and business prospects of Southern Missouri, Tammcorp and the potential combined company and may include statements for the period following the completion of the merger. You can find many of these statements by looking for words such as "expects," "projects," "anticipates," "believes," "intends," "estimates," "strategy," "plan," "potential," "possible" and other similar expressions.  Statements about the expected timing, completion and effects of the merger and all other statements in this proxy statement/prospectus or in the documents incorporated by reference in this proxy statement/prospectus other than historical facts constitute forward-looking statements.
Forward-looking statements involve certain risks and uncertainties. The ability of either Southern Missouri or Tammcorp to predict results or actual effects of its plans and strategies, or those of the combined company, is inherently uncertain. Accordingly, actual results may differ materially from those expressed in, or implied by, the forward-looking statements. Some of the factors that may cause actual results or earnings to differ materially from those contemplated by the forward-looking statements include, but are not limited to, those discussed under "Risk Factors" and those discussed in the filings of Southern Missouri that are incorporated into this proxy statement/prospectus by reference, as well as the following:
•
the requisite regulatory approvals and the approval of Tammcorp's shareholders for the merger might not be obtained, the exchange transaction involving the minority shareholders of Capaha Bank might not be consummated, and other conditions to completion of the merger might not be satisfied or waived;

•
expected cost savings, synergies and other benefits from Southern Missouri's merger and acquisition activities, including the merger with Tammcorp, might not be realized within the anticipated time frames or at all, and costs or difficulties relating to integration matters, including but not limited to customer and employee retention, might be greater than expected;

•	the strength of the United States economy in general and the strength of the local economies in which we conduct operations;
•	fluctuations in interest rates and in real estate values;
•	monetary and fiscal policies of the Federal Reserve Board and the U.S. Government and other governmental initiatives affecting the financial services industry;
•
the risks of lending and investing activities, including changes in the level and direction of loan delinquencies and write-offs and changes in estimates of the adequacy of the allowance for loan losses;

•	the ability to access cost-effective funding;
•
the timely development of and acceptance of new products and services and the perceived overall value of these products and services by users, including the features, pricing and quality compared to competitors' products and services;

•	fluctuations in real-estate values and both residential and commercial real estate market conditions;
•	demand for loans and deposits in the market areas of Southern Missouri and Tammcorp;
•	legislative or regulatory changes;

•
results of examinations of Southern Missouri and Tammcorp by their respective regulators, including the possibility that such regulators may, among other things, require an increase the reserve for loan losses or write-down of assets;

•	the impact of technological changes;
•	the successful management of the risks involved in the foregoing.
Any forward-looking statements are based upon management's beliefs and assumptions at the time they are made.
For any forward-looking statements made in this proxy statement/prospectus or in any documents incorporated by reference into this proxy statement/prospectus, Southern Missouri and Tammcorp claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. You are cautioned not to place undue reliance on these statements, which speak only as of the date of this proxy statement/prospectus or the date of the applicable document incorporated by reference in this proxy statement/prospectus. Southern Missouri and Tammcorp do not undertake to update forward-looking statements to reflect facts, circumstances, assumptions or events that occur after the date the forward-looking statements are made. All subsequent written and oral forward-looking statements concerning the merger or other matters addressed in this proxy statement/prospectus and attributable to Southern Missouri, Tammcorp or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this proxy statement/prospectus.

SELECTED HISTORICAL FINANCIAL AND COMPARATIVE UNAUDITED PRO FORMA PER SHARE DATA
Selected Historical Financial Data of Southern Missouri
The following tables set forth selected historical financial and other data of Southern Missouri for the periods and at the dates indicated. The information at June 30, 2016 and 2015 and for the fiscal years ended June 30, 2016, 2015 and 2014 is derived in part from and should be read together with the audited consolidated financial statements and notes thereto of Southern Missouri incorporated by reference into this proxy statement/prospectus from Southern Missouri's Annual Report on Form 10-K for the fiscal year ended June 30, 2016.  The information as of June 30, 2014, 2013 and 2012 and for the fiscal years ended June 30, 2013 and 2012 is derived in part from audited consolidated financial statements and notes thereto of Southern Missouri that are not incorporated by reference into or attached to this proxy statement/prospectus.
	At December 31,	At June 30,
	2016	2016	2015	2014	2013	2012
	(In thousands)
Financial Condition Data:
Total assets	$1,492,349	$1,403,910	$1,300,064	$1,021,422	$796,391	$739,189
Loans receivable, net	1,209,836	1,135,453	1,053,146	801,056	647,166	583,465
Mortgage-backed securities	73,414	71,231	70,054	58,151	16,714	19,253
Cash, interest-bearing deposits
and investment securities	89,567	81,270	78,258	88,658	77,059	90,568
Deposits	1,211,816	1,120,693	1,055,242	785,801	632,379	584,814
Borrowings	130,044	137,301	92,126	111,033	52,288	50,142
Subordinated debt	14,800	14,753	14,658	9,727	7,217	7,217
Stockholders' equity	130,353	125,966	132,643	111,111	101,829	94,728

	For the six months ended December 31,		For the Fiscal Years Ended June 30,
	2016	2015	2016	2015	2014	2013	2012
	(In thousands)
Operating Data:
Interest income	$30,188	$28,207	$56,317	$55,301	$40,471	$36,291	$38,965
Interest expense	5,039	4,602	9,365	8,766	7,485	7,501	9,943

Net interest income	25,149	23,605	46,952	46,535	32,986	28,790	29,022
Provision for loan losses	1,581	1,114	2,494	3,185	1,646	1,716	1,785

Net interest income after provision for loan losses	23,568	22,491	44,458	43,350	31,340	27,074	27,237

Noninterest income	5,275	4,992	9,758	8,659	6,132	4,468	4,063
Noninterest expense	17,865	16,154	32,686	32,285	23,646	17,521	16,605

Income before income taxes	10,978	11,329	21,530	19,724	13,826	14,021	14,695
Income taxes	3,093	3,485	6,682	6,056	3,745	3,954	4,597
Net income	7,885	7,844	14,848	13,668	10,081	10,067	10,098

Less: charge for early redemption of preferred stock issued at a discount	---	---	---	---	---	---	94
Less: effective dividend on preferred stock	---	85	85	200	200	345	424
Net income available to common stockholders	7,885	7,759	14,763	13,468	9,881	9,722	9,580
Basic earnings per share available to common stockholders(2)	$1.06	$1.05	$1.99	$1.84	$1.49	$1.48	$1.71
Diluted earnings per share available to common stockholders(2)	1.06	1.04	1.98	1.79	1.45	1.44	1.66
Dividends per share(2)	0.20	0.18	0.36	0.34	0.32	0.30	0.24

	At or for the six months ended December 31,		At or For the Fiscal Years Ended June 30,
	2016	2015	2016	2015	2014	2013	2012

Key Operating Ratios and Other Data:
Performance ratios:
Return on assets (net income to average total assets)	1.08%	1.20%	1.11%	1.07%	1.09%	1.32%	1.37%
Return on average common equity (net income available to common stockholders divided by average common equity)	12.26	13.28	12.34	12.48	11.55	12.34	15.15
Average equity to average assets	8.82	9.79	9.40	10.04	11.43	12.92	11.18
Interest rate spread (spread between weighted average rate on all interest- earning assets and all interest-bearing liabilities)	3.66	3.76	3.69	3.81	3.68	3.85	3.90
Net interest margin (net interest income as a percentage of average interest- earning assets)	3.76	3.88	3.80	3.92	3.81	4.02	4.12
Noninterest expense to average assets	2.45	2.46	2.45	2.53	2.56	2.29	2.25
Average interest-earning assets to average interest-bearing liabilities	112.75	114.98	114.38	115.39	114.26	116.68	115.19
Allowance for loan losses to gross loans(1)	1.22	1.21	1.20	1.15	1.14	1.28	1.27
Allowance for loan losses to non- performing loans(1)	265.02	339.31	243.66	323.35	663.37	583.41	312.38
Net charge-offs (recoveries) to average outstanding loans during the period	0.06	0.04	0.09	0.01	0.10	0.13	0.13
Ratio of nonperforming assets to total assets(1)	0.60	0.57	0.64	0.64	0.43	0.58	0.54
Common shareholder dividend payout ratio (common dividends as a percentage of earnings available to common shareholders	18.91	17.22	18.12	18.69	21.44	20.31	13.40
	At
	December 31,	At June 30,
	2016	2016	2015	2014	2013	2012
Other Data:
Number of:
Real Estate Loans	$5,670	$5,554	$5,428	$4,459	$3,637	$3,583
Deposit Accounts	61,399	60,839	58,927	43,159	31,980	31,307
Full service offices	33	33	32	22	17	17
Limited service offices	3	3	3	3	1	1
Loan production offices	---	---	---	---	---	---

_____________________
(1) At end of period.
(2) All share and per share amounts have been adjusted for the two-for-one common stock plit in the form of a 100% common stock dividend paid January 30, 2015.

Comparative Unaudited Pro Forma Per Common Share Data
The table below sets forth the book value per common share, cash dividends per common share, and basic and diluted earnings per common share data for each of Southern Missouri and Tammcorp on a historical basis, for Southern Missouri on a pro forma combined basis and on a pro forma combined basis for Tammcorp equivalent shares. The pro forma Tammcorp equivalent shares data shows the effect of the merger from the perspective of an owner of Tammcorp stock.  The pro forma combined and pro forma combined equivalent shares information give effect to the merger as if the merger had been effective on the date presented in the case of the book value per common share data, and as if the merger had been effective as of July 1, 2015, in the case of the cash dividends paid per common share and earnings per common share data.  The pro forma data combine the historical results of Tammcorp into Southern Missouri's consolidated statement of income and, while certain adjustments were made for the estimated impact of certain fair value adjustments and other merger-related activity, they are not indicative of what could have occurred had the merger taken place on July 1, 2015.
The pro forma financial information in the table below is provided for illustrative purposes, does not include any projected cost savings, revenue enhancements or other possible financial benefits of the merger to the combined company and does not attempt to suggest or predict future results. This information also does not necessarily reflect what the historical financial condition or results of operations of the combined company would have been had Southern Missouri and Tammcorp been combined as of the dates and for the periods shown.
	Southern Missouri Historical	Tammcorp Historical	Pro Forma Combined Amounts for Southern Missouri		Pro Forma Tammcorp Equivalent Shares(1)
Book value per common share at December 31, 2016	$17.58	$2,412.19	$18.26	(2)	$2,441.79
Book value per common share at June 30, 2016	$17.02	$2,404.16	$17.72	(2)	$2,417.42

Cash dividends paid per common share for the
six months ended December 31, 2016	$0.20	$6.30	$0.20	(3)	$18.21
Cash dividends paid per common share for the
twelve months ended June 30, 2016	$0.36	$12.60	$0.36	(3)	$32.78

Basic earnings per common share for the
six months ended December 31, 2016	$1.06	$36.37	$1.12	(4)	$101.54
Basic earnings per common share for the
twelve months ended June 30, 2016	$1.99	$176.49	$2.17	(4)	$197.79

Diluted earnings per common share for the
six months ended December 31, 2016	$1.06	$36.37	$1.11	(4)	$101.21
Diluted earnings per common share for the
twelve months ended June 30, 2016	$1.98	$176.49	$2.16	(4)	$197.06
___________________________
(1)
Calculated by multiplying the Pro Forma Combined Amounts for Southern Missouri by an assumed exchange ratio for the stock portion of the merger consideration of 45.52 shares of Southern Missouri common stock for each share of Tammcorp common stock and each share of Tammcorp Class A preferred stock (on an as-converted basis to shares of Tammcorp common stock in accordance with Tammcorp's articles of incorporation), which is based on Southern Missouri's closing common stock price of $35.38 as reported by NASDAQ on December 31, 2016, and, solely in the case of the book value per common share at June 30, 2016 and December 31, 2016, adding to that result cash consideration per share assumed to be $1,610.58.  See "The Merger Agreement—Merger Consideration."

(2)	Calculated by dividing the total pro forma combined Southern Missouri and Tammcorp equity by total pro forma combined common shares outstanding at the end of the period.
(3)	Represents the historical cash dividends per share paid by Southern Missouri for the period.
(4)	Pro forma earnings per common share are based on pro forma combined net income and pro forma combined weighted average shares outstanding during the period.

THE SPECIAL MEETING
This proxy statement/prospectus is being provided to the holders of Tammcorp common stock and Class A preferred stock as part of a solicitation of proxies by the Tammcorp board of directors for use at the special shareholders' meeting to be held at the time and place specified below and at any properly convened meeting following any adjournment or postponement thereof.  This proxy statement/prospectus provides the holders of Tammcorp common stock and Class A preferred stock with information they need to know to be able to vote or instruct their vote to be cast at the special meeting.
Date, Time and Place
The special meeting of holders of Tammcorp common stock and Class A preferred stock will be held at the Corporate Training Center, 109 Independence Street, Cape Girardeau, Missouri 63703, on [●], 2017, at [●] [a.m./p.m.], Central Time.
Purpose of the Tammcorp Special Meeting
At the special meeting, holders of Tammcorp common stock and Class A preferred stock will be asked to consider and vote on a proposal to approve the merger agreement (which we refer to as the "merger agreement proposal") and a proposal to adjourn the special meeting, if necessary or appropriate to solicit additional proxies in favor of the merger agreement proposal (which we refer to as the "adjournment proposal").  Completion of the merger is conditioned on, among other things, shareholder approval of the merger agreement.
Recommendation of the Tammcorp Board of Directors
On January 11, 2017, the Tammcorp board of directors unanimously determined that the merger and the other transactions contemplated by the merger agreement are in the best interests of Tammcorp and its shareholders and it approved the merger agreement and the merger transactions contemplated therein.
Accordingly, the Tammcorp board of directors unanimously recommends that Tammcorp shareholders vote "FOR" the merger agreement proposal and "FOR" the adjournment proposal.
Holders of Tammcorp common stock and Class A preferred stock should carefully read this proxy statement/prospectus, including the documents incorporated by reference, and the Appendices in their entirety for more detailed information concerning the merger and the transactions contemplated by the merger agreement.
Record Date; Shareholders Entitled to Vote
The record date for the special meeting is [●], 2017.  Only record holders of shares of Tammcorp common stock and Tammcorp Class A preferred stock at 5:00 p.m. Central Time, or the close of business, on the record date are entitled to notice of, and to vote at, the special meeting or any adjournment or postponement thereof.  At the close of business on the record date, the only holders of outstanding securities of Tammcorp with a right to vote at the special meeting were holders of its common stock and holders of its Class A preferred stock.  As of the record date, there were 6,017 shares of Tammcorp common stock and 1,416 shares of Tammcorp Class A preferred stock issued and outstanding.  Each share of Tammcorp common stock and Class A preferred stock outstanding on the record date is entitled to one vote on the merger agreement proposal and on the adjournment proposal.  The affirmative vote of the holders of at least two-thirds (2/3) of the total outstanding shares of Tammcorp common stock and Class A preferred stock, voting together as a single class, is required to approve the merger agreement proposal.   For the adjournment proposal to be approved, the votes cast in favor of such proposal must exceed the votes cast against such proposal.
Tammcorp Shares Subject to a Voting Agreement
John R. Abercrombie, the President and Chief Executive Officer of Tammcorp, has entered into an agreement to vote the shares of Tammcorp common stock and Class A preferred stock which are owned or controlled by him in favor of approval of the merger agreement.  As of the record date, 3,553 shares of Tammcorp common stock and 258 shares of Tammcorp Class A preferred stock, or approximately 51.3% of the total combined outstanding shares of Tammcorp common stock and Class A preferred stock entitled to vote at the special meeting, which vote together as a single class, are bound by the voting agreement.
Voting by Tammcorp's Directors and Executive Officers
As of the record date for the special meeting, Tammcorp's directors and executive officers and their affiliates were entitled to vote 4,793 shares of Tammcorp common stock and 258 shares of Tammcorp Class A preferred stock, or approximately 68.0% of the total combined outstanding shares of Tammcorp common stock and Class A preferred stock, which vote together as a single class.  This includes the 3,553 shares of Tammcorp common stock and 258 shares of Tammcorp Class A preferred stock, or approximately 51.3% of the total combined outstanding shares of Tammcorp common stock and Class A preferred stock, covered by the voting agreement with Mr. Abercrombie.  Tammcorp expects that all of its directors and executive officers and their affiliates will vote their shares in favor of the merger agreement proposal.  Assuming this occurs, approval of the merger agreement is assured.
Quorum and Adjournment
No business may be transacted at the special meeting unless a quorum is present.  Shareholders who hold shares representing at least a majority of each class of the shares entitled to vote at the special meeting must be present in person or represented by proxy to constitute a quorum, but the holders of at least two-thirds (2/3) of the total outstanding shares of Tammcorp common stock and Class A preferred stock must be present, either in person or by proxy at the special meeting, in order to take action on the merger agreement proposal.  The affirmative vote of the holders of at least two-thirds (2/3) of the outstanding shares of Tammcorp common stock and Class A preferred stock, voting together as a single class, is required to approve the merger agreement. As a result, if shares representing at least two-thirds of the total outstanding shares of Tammcorp common stock and Class A preferred stock as of the record date are not present at the special meeting, the presence of a quorum will still not permit the merger agreement to be approved at the special meeting.
All shares of Tammcorp common stock and Class A preferred stock represented at the special meeting, including shares that are represented but that vote to abstain, will be treated as present for purposes of determining the presence or absence of a quorum.
Required Vote
The affirmative vote of the holders of at least two-thirds (2/3) of the issued and outstanding shares of Tammcorp common stock and its Class A preferred stock, voting together as a single class, is required to approve the merger agreement proposal.    Failures to vote and abstentions will have the same effect as a vote against this proposal.  The adjournment proposal will be approved if the votes cast by holders of Tammcorp common stock and Tammcorp Class A preferred stock in favor of such proposal exceed the votes cast against such proposal.  Failures to vote and abstentions will have no effect on this proposal.
Voting of Proxies by Holders of Record
If you were a record holder of Tammcorp common stock or Class A preferred stock at the close of business on the record date, a proxy card is enclosed for your use.  Tammcorp requests that you vote your shares as promptly as possible by submitting your proxy card by mail using the enclosed return envelope.  When the accompanying proxy card is returned properly executed, the shares of Tammcorp common stock and/or Class A preferred stock represented by it will be voted at the special meeting or any adjournment or postponement thereof in accordance with the instructions contained in the proxy card.
If a proxy card is returned without an indication as to how the shares of Tammcorp stock represented by it are to be voted with regard to a particular proposal, such shares will be voted "FOR" the merger agreement proposal and "FOR" the adjournment proposal.

At the date hereof, Tammcorp's board of directors has no knowledge of any business that will be presented for consideration at the special meeting and that would be required to be set forth in this proxy statement/prospectus or the related proxy card other than the merger agreement proposal and the adjournment proposal.
No other matter can be considered or voted upon at the special meeting.
Your vote is important.  Accordingly, if you were a record holder of Tammcorp common stock or Class A preferred stock on the record date for the special meeting, please sign and return the enclosed proxy card whether or not you plan to attend the special meeting in person.
Attending the Meeting; Voting in Person
Only record holders of Tammcorp common stock and Class A preferred stock on the record date and their duly appointed proxies may attend the special meeting.  All attendees must present government-issued photo identification (such as a driver's license or passport) for admittance.  The additional items, if any, that attendees must bring to gain admittance to the special meeting depend on whether they are shareholders of record or proxy holders. A Tammcorp shareholder who holds shares of Tammcorp stock directly registered in such shareholder's name who desires to attend the special meeting in person should bring government-issued photo identification. No cameras, recording equipment or other electronic devices will be allowed in the meeting room.
A shareholder who holds shares in "street name" through a broker, bank, trustee or other nominee (referred to in this proxy statement/prospectus as a "beneficial owner") who desires to attend the special meeting in person must bring proof of beneficial ownership as of the record date, such as a letter from the broker, bank, trustee or other nominee that is the record owner of such beneficial owner's shares, a brokerage account statement or the voting instruction form provided by the broker.
A person who holds a validly executed proxy entitling such person to vote on behalf of a record owner of Tammcorp shares who desires to attend the special meeting in person must bring the validly executed proxy naming such person as the proxy holder, signed by the Tammcorp shareholder of record, and proof of the signing shareholder's record ownership as of the record date.
Revocation of Proxies
A Tammcorp shareholder entitled to vote at the special meeting may revoke a proxy at any time before it is voted at the special meeting by taking any of the following three actions:
•	delivering written notice of revocation to Corporate Secretary, c/o Tammcorp, Inc., One South Main Street, Cape Girardeau, Missouri 63703;
•	delivering a duly executed proxy card bearing a later date than the proxy that such shareholder desires to revoke; or
•	attending the special meeting and voting in person.
Merely attending the special meeting will not, by itself, revoke your proxy; you must vote at the special meeting using forms provided at the meeting for that purpose. The last valid vote Tammcorp receives before or at the special meeting is the vote that will be counted.
If you hold your shares in "street name" through a bank or broker, you must contact such bank or broker if you desire to revoke your proxy.
Solicitation of Proxies
The Tammcorp board of directors is soliciting proxies for the special meeting from holders of Tammcorp common stock and Class A preferred stock entitled to vote at the special meeting.  In accordance with the merger agreement, Tammcorp will pay its own cost of soliciting proxies from its shareholders, including the cost of mailing this proxy statement/prospectus.  In addition to solicitation of proxies by mail, proxies may be solicited by Tammcorp's officers, directors and regular employees, without additional remuneration, by personal interview, telephone or other means of communication.
Tammcorp will make arrangements with brokerage houses, custodians, nominees and fiduciaries to forward proxy solicitation materials to beneficial owners of Tammcorp common stock or Class A preferred stock. Tammcorp may reimburse these brokerage houses, custodians, nominees and fiduciaries for their reasonable expenses incurred in forwarding the proxy materials.
Abstentions and shares held through a broker or nominee that are voted on any matter are included in determining whether a quorum exists at the special meeting.  Brokers that are members of the New York Stock Exchange ("NYSE") or NASDAQ Stock Market, as holders of record, are permitted to vote on certain routine matters in their discretion, but not on non-routine matters.  The merger agreement proposal and the adjournment proposal are non-routine matters.  Accordingly, if you hold shares of Tammcorp stock in "street name" do not provide voting instructions to your broker that is a member of the NYSE or the NASDAQ Stock Market, those shares will not be voted on the merger agreement proposal or the adjournment proposal unless you receive a proxy from that broker that will allow you to vote the shares in person at the special meeting.
Adjournments
Any adjournment of the special meeting may be made from time to time if the approval of the holders of a majority of voting shares who are present or represented by proxy at the special meeting is obtained, whether or not a quorum exists, without further notice other than by an announcement made at the special meeting (unless a new record date is fixed).  If a quorum is not present at the special meeting, or if a quorum is present at the special meeting but there are not sufficient votes at the time of the special meeting to approve the proposals, then Tammcorp shareholders may be asked to vote on a proposal to adjourn the special meeting so as to permit solicitation of additional proxies (referred to above as the "adjournment proposal").
Dissenters' Rights
Holders of shares of Tammcorp common stock and Class A preferred stock are entitled to dissenters' rights under Sections 11.65 and 11.70 of the IBCA, provided they satisfy the special conditions and conditions set forth therein. For a more detailed discussion of your dissenters' rights and the requirements for perfecting your dissenters' rights, see "The Merger – Dissenters' Rights of Tammcorp Shareholders."   In addition, copies of Sections 11.65 and 11.70 of the IBCA are attached to this proxy statement/prospectus as Appendix B.

THE MERGER
The following discussion contains certain information about the merger. The discussion is subject, and qualified in its entirety by reference, to the merger agreement attached as Appendix A to this proxy statement/prospectus and incorporated herein by reference. We urge you to read carefully this entire proxy statement/prospectus, including the merger agreement attached as Appendix A, for a more complete understanding of the merger.
Terms of the Merger
Each of Southern Missouri's and Tammcorp's board of directors has approved the merger agreement. The merger agreement provides for the merger of Tammcorp with and into Southern Missouri, with Southern Missouri continuing as the surviving corporation in the merger.  Following the completion of the merger, Tammcorp's 91% owned bank subsidiary, Capaha Bank, will merge with and into Southern Missouri's wholly owned bank subsidiary, Southern Bank, with Southern Bank continuing as the resulting institution in the bank merger.
If the merger is completed, holders of Tammcorp common stock and Tammcorp Class A preferred stock will be entitled to receive aggregate merger consideration equal to (1) 1.4 times Tammcorp's consolidated equity capital as of the last business day of the month immediately preceding the month in which the merger closing occurs, adjusted for certain of Tammcorp's transaction expenses, minus (2) $162,000, which represents the amount to be paid by Southern Missouri pursuant to a non-competition agreement with an executive officer of Tammcorp that will become effective upon completion of the merger.  As of March 31, 2017, Tammcorp's consolidated equity capital, as adjusted for its estimated transaction expenses, was $16.1 million.   Based on this amount, if the merger were completed in April 2017, the aggregate merger consideration would be $22.4 million (($16.1 million x 1.4) - $162,000).  One-half of the merger consideration will be paid in cash and one-half will be paid in shares of Southern Missouri common stock.
The per share cash consideration will be equal to 50% of the aggregate merger consideration divided by the sum of (1) the number of shares of Tammcorp common stock issued and outstanding immediately prior to the merger assuming all minority shareholders of Capaha Bank participate in the share exchange transaction described below and (2) the aggregate number of shares of Tammcorp common stock into which shares of Tammcorp Class A preferred stock are convertible.  The per share stock consideration will be a number of shares of Southern Missouri common stock equal to the per share cash consideration divided by the average Southern Missouri common stock price.  Tammcorp shareholders who would otherwise be entitled to a fractional share of Southern Missouri common stock will instead receive an amount in cash equal to the fractional share interest multiplied by the average Southern Missouri common stock price.
The number of shares of Southern Missouri common stock issuable as the per share stock consideration will fluctuate with the market price of Southern Missouri common stock and will not be known at the time Tammcorp shareholders vote on the merger agreement.  On January 11, 2017, the closing price of Southern Missouri's common stock immediately prior to the public announcement of the merger agreement was $33.76, and on ___________________, 2017, the most recent trading day practicable before the printing of this proxy statement/prospectus, the closing price of Southern Missouri common stock was $_____.  You should obtain current stock price quotations for Southern Missouri common stock. Southern Missouri common stock is listed on the NASDAQ Global Market under the symbol "SMBC."  Neither Tammcorp common stock nor Tammcorp Class A preferred stock is listed or traded on any established securities exchange or quotation system.
Assuming the aggregate merger consideration is $22.4 million and that all minority shareholders of Capaha Bank participate in the share exchange transaction described below, based on the number of shares of Tammcorp common stock and Tammcorp Class A preferred stock currently outstanding the per share cash consideration would be $1,634.34.  In this case, if the average Southern Missouri common stock price were $33.76, the per share stock consideration would consist of 48.4105 shares of Southern Missouri common stock, and if the average Southern Missouri common stock price were $____, the per share stock consideration would consist of ___ shares of Southern Missouri common stock.

It is a condition to Southern Missouri's obligation to complete the merger that a share exchange transaction by Tammcorp be consummated with the minority shareholders of Capaha Bank holding at least 80% of the outstanding shares of Capaha Bank's common stock not owned by Tammcorp, whereby such minority shareholders will become holders of Tammcorp common stock immediately prior to the merger.  Assuming consummation of the share exchange transaction and completion of the merger, the minority shareholders of Capaha Bank will be entitled to receive the merger consideration payable under the merger agreement.
After the completion of the merger, if there are any minority shareholders of Capaha Bank who did not participate in the share exchange transaction, Southern Missouri will adopt a new or amended plan of merger for the bank merger providing for the shares of Capaha Bank common stock owned by such non-participating minority shareholders to be converted into the right to receive consideration payable by Southern Missouri that is identical in form and amount to the merger consideration that such non-participating minority shareholders would have been entitled to receive under the merger agreement had they participated in the exchange transaction, subject to their rights under the Illinois Savings Bank Act to demand payment of the value of their shares of Capaha Bank common stock.
Holders of Tammcorp common stock and Tammcorp Class A preferred stock are being asked to approve the merger agreement. See "The Merger Agreement" for additional and more detailed information regarding the legal documents that govern the merger, including information about the conditions to the completion of the merger and the provisions for terminating or amending the merger agreement.
Background of the Merger
In connection with the ongoing consideration and evaluation of its long-term strategic alternatives and prospects, Tammcorp's board of directors and executive management team have considered and regularly reviewed the strategic direction and business objectives of its consolidated organization as part of their continuous efforts to enhance value to its shareholders and other constituencies.  This strategic planning exercise generally included an evaluation of the merits and drawbacks of (i) continuing to operate as an independent institution, (ii) expansion through the strategic acquisition of other institutions and branch offices, and (iii) entering into a strategic merger with another financial institution.  These considerations focused on, among other things, prospects and developments in the current regulatory environment, in the economy generally and in financial markets, for financial institutions generally and for Tammcorp, in particular, as well as conditions and ongoing consolidation in the financial services industry.  In furtherance of these objectives, Tammcorp has evaluated a number of strategic opportunities over the past several years.
As a result of an ongoing desire to provide shareholder liquidity and a perceived recent improvement in market pricing for larger community bank franchises in Missouri, in March 2016, Tammcorp's board of directors engaged a financial advisor to assist it in evaluating the prospect of merging Tammcorp into a larger institution.  During April 2016 and following several preliminary meetings and discussions between Tammcorp's executive management and representatives of Sheshunoff, on May 19, 2016, Tammcorp formally engaged Sheshunoff to act as its financial advisor and to assist the board of directors in exploring a possible business combination transaction with other interested institutions.
In accordance with the directives of Tammcorp's board, representatives of Sheshunoff worked with Tammcorp's executive management to prepare bid solicitation materials.  Sheshunoff initially contacted 26 institutions that it believed might be possible merger partners for Tammcorp.  From among those contacted, 13 institutions expressed an interest in further exploring a potential acquisition of, or combination with Tammcorp.  After entering into confidentiality agreements and conducting preliminary diligence, three of the contacted institutions submitted formal offers.
With the assistance of Sheshunoff, Tammcorp's board of directors and executive management reviewed the offers and determined that Southern Missouri's offer, consisting of merger consideration payable 50% in cash and 50% in shares of Southern Missouri's publicly-traded common stock, would be in the best interests of Tammcorp and its shareholders.  On September 12, 2016, Tammcorp and Southern Missouri entered into a non-binding letter of intent, providing for the material terms of the proposed merger, and also providing that Tammcorp would not solicit offers from organizations other than Southern Missouri for a period of 60 days while Tammcorp and Southern

Missouri completed mutual due diligence and worked toward negotiation and preparation of a definitive merger agreement.  Following execution of the letter of intent, the parties established virtual electronic data rooms to facilitate due diligence investigation.  Over the next several months, Tammcorp and Southern Missouri worked to complete their respective due diligence investigations.
Tammcorp received the first draft of the merger agreement from Southern Missouri on October 18, 2016 and the parties negotiated the financial terms of the transaction and the merger agreement over the next several months.  On January 11, 2017, Tammcorp's board of directors met to consider and discuss the terms of the merger agreement and the merger.  Tammcorp's board of directors also considered the proposed exchange offer whereby minority shareholders of Capaha would be given an opportunity to exchange their shares of Capaha common stock for shares of Tammcorp common stock prior to the merger, and thereby receive the same consideration as Tammcorp shareholders in connection with the merger.  At the January 11, 2017 meeting, Sheshunoff reviewed the financial aspects of the transaction and discussed on a preliminary basis the fairness opinion to be delivered by Sheshunoff prior to execution of the merger agreement.  Following its presentation, Sheshunoff delivered its opinion, dated January 11, 2017, to Tammcorp's board of directors, to the effect that, as of such date and subject to the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by Sheshunoff as set forth in its opinion, the aggregate merger consideration was fair, from a financial point of view, to Tammcorp's shareholders.  Thereafter, Tammcorp's board of directors approved the merger agreement.  Southern Missouri's board of directors separately approved the merger agreement on January 6, 2017.
On January 11, 2017, Tammcorp and Southern Missouri entered into the merger agreement and Southern Missouri issued a press release announcing the proposed merger.
Tammcorp's Reasons for the Merger; Recommendation of Tammcorp's Board of Directors
Tammcorp's board of directors believes that the merger is in the best interest of Tammcorp and its shareholders.  Accordingly, Tammcorp's board of directors has unanimously approved the merger and the merger agreement and unanimously recommends that Tammcorp's shareholders vote "FOR" approval of the merger agreement.
In approving the merger agreement, Tammcorp's board of directors consulted with Sheshunoff with respect to the financial aspects and fairness of the merger consideration, from a financial point of view, to the holders of shares of Tammcorp common stock and Class A preferred stock, and with its outside legal counsel as to its legal duties and the terms of the merger agreement.   The board believes that combining with Southern Missouri will create a stronger and more diversified organization that will provide significant benefits to Tammcorp's shareholders and customers alike.
The terms of the merger agreement, including the consideration to be paid to Tammcorp's shareholders, were the result of arm's length negotiations between representatives of Tammcorp and representatives of Southern Missouri.  In arriving at its determination to approve the merger agreement, Tammcorp's board of directors considered a number of factors, including the following material factors:
•	Tammcorp's board of directors' familiarity with and review of information concerning the business, results of operations, financial condition, competitive position and future prospects of Tammcorp;
•
the current and prospective environment in which Tammcorp operates, including national, regional and local economic conditions, the competitive environment for banks, thrifts and other financial institutions generally and the increased regulatory burdens on financial institutions generally and the trend toward consolidation in the banking industry and in the financial services industry;

•
the financial presentation of Sheshunoff and the opinion of Sheshunoff, dated as of January 11, 2017, that, as of January 11, 2017, and subject to the assumptions, limitations and qualifications set forth in the opinion, the total aggregate merger consideration to be received from Southern Missouri, consisting of cash and Southern Missouri common stock, having a then-estimated aggregate value of approximately $23.2 million, is fair, from a financial point of view, to the shareholders of Tammcorp (see "—Opinion of Sheshunoff—Financial Advisor to Tammcorp," beginning on page [●]);

•
that shareholders of Tammcorp will receive one-half of the merger consideration in shares of Southern Missouri common stock, which is listed on the NASDAQ Stock Market, contrasted with the absence of a public market for Tammcorp's common stock and Class A preferred stock;

•
the treatment of the merger as a "reorganization" within the meaning of Section 368(a) of the Code with respect to the shares of Tammcorp common stock and Class A preferred stock exchanged for Southern Missouri common stock;

•
the results that Tammcorp could expect to obtain if it continued to operate independently, and the likely benefits to shareholders of that course of action, as compared with the value of the merger consideration offered by Southern Missouri;

•
that minority shareholders of Capaha Bank, following the share exchange transaction with Tammcorp, will have the opportunity to receive a value equivalent to that received by the shareholders of Tammcorp in connection with the merger;

•	the ability of Southern Missouri to pay the aggregate merger consideration without a financing contingency and without the need to obtain financing to close the transaction;
•	the ability of Southern Missouri to receive the requisite regulatory approvals in a timely manner;
•	the terms and conditions of the merger agreement, including the parties' respective representations, warranties, covenants and other agreements, and the conditions to closing;
•	that a merger with a larger holding company would provide the opportunity to realize economies of scale, increase efficiencies of operations and enhance the development of new products and services;
•
that Tammcorp's directors and executive officers have financial interests in the merger in addition to their interests as Tammcorp shareholders, including financial interests that are the result of compensation arrangements with Tammcorp, and the manner in which such interests would be affected by the merger;

•	that the cash portion of the merger consideration will be taxable to Tammcorp's shareholders upon completion of the merger;
•
the requirement that Tammcorp conduct its business in the ordinary course and the other restrictions on the conduct of the Tammcorp's business before completion of the merger, which may delay or prevent Tammcorp from undertaking business opportunities that may arise before completion of the merger; and

•	that under the merger agreement Tammcorp cannot solicit competing proposals for the acquisition of Tammcorp.
The Tammcorp board of directors also considered a number of potential risks and uncertainties associated with the merger in connection with its deliberation of the proposed transaction, including, without limitation, the following:
•	the potential risk of diverting management attention and resources from the operation of Tammcorp's business towards the completion of the merger;

•
the restrictions on the conduct of Tammcorp's business prior to the completion of the merger, which are customary for merger agreements involving financial institutions, but which, subject to specific exceptions, could delay or prevent Tammcorp from undertaking business opportunities that may arise or any other action it would otherwise take with respect to the operations of Tammcorp absent the pending completion of the merger;

•	the possibility that Tammcorp will have to pay a $1 million termination fee to Southern Missouri if the merger agreement is terminated under certain circumstances;
•
the potential risks associated with achieving anticipated cost synergies and savings and successfully integrating Tammcorp's and Capaha Bank's business, operations and workforce with those of Southern Missouri;

•	the merger-related costs and expenses;
•	the other risks described under the heading "Risk Factors."
The foregoing discussion of the information and factors considered by the Tammcorp board of directors is not intended to be exhaustive, but includes the material factors considered by the Tammcorp board of directors.  In reaching its decision to approve the merger agreement, the merger and the other transactions contemplated by the merger agreement, the board of directors of Tammcorp did not assign any relative or specific weight to different factors and individual directors may have given weight to different factors.  Based on the reasons stated above, the board of directors of Tammcorp believes that the merger is in the best interest of Tammcorp and its shareholders and therefore the board of directors of Tammcorp unanimously approved the merger agreement and the merger.
This summary of the reasoning of Tammcorp's board of directors and other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under the heading "Cautionary Statement Regarding Forward-Looking Statements."
TAMMCORP'S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" APPROVAL OF THE MERGER AGREEMENT.
Southern Missouri's Reasons for the Merger
After careful consideration, at a meeting held on January 6, 2017, Southern Missouri's board of directors unanimously determined that the merger agreement, including the merger and the other transactions contemplated thereby, is in the best interests of Southern Missouri and its shareholders.
In reaching its decision to approve the merger agreement, the merger and the other transactions contemplated by the merger agreement, the Southern Missouri board of directors consulted with Southern Missouri management, as well as its legal advisors, and considered a number of factors, including the following material factors:
•
its knowledge of Tammcorp's business, operations, financial condition, earnings and prospects, taking into account the results of Southern Missouri's due diligence review of Tammcorp and Capaha Bank, including Southern Missouri's assessments of their credit policies, asset quality, adequacy of loan loss reserves, interest rate risk and litigation;

•
the fact that an acquisition of Tammcorp and Capaha Bank would enable Southern Missouri to expand its strategic presence through six bank offices in the attractive southeast Missouri and southern Illinois market areas;

•	the reports of Southern Missouri management concerning the operations and financial condition of Tammcorp and the pro forma financial impact of the merger;

•	the strength of Capaha Bank's management team;
•
the fact that Tammcorp's and Capaha Bank's shareholders would own approximately 4.0 % of the outstanding shares of Southern Missouri common stock immediately following the merger (assuming all Capaha Bank minority shareholders agree to exchange their Capaha Bank shares for Tammcorp shares immediately prior to the merger);

•
the interests of Tammcorp's directors and executive officers in the merger, in addition to their interests generally as shareholders, as described under "—Interests of Tammcorp's Directors and Executive Officers in the Merger";

•	the fact that Tammcorp's and Southern Missouri's management teams share a common business vision and commitment to their respective customers, shareholders, employees and other constituencies;
•
the belief of Southern Missouri's management that the merger will be accretive to Southern Missouri's earnings under accounting principles generally accepted in the United States, commonly referred to as "GAAP";

•	the fact that the merger is likely to provide an increase in shareholder value, including the benefits of a stronger strategic position;
•
the anticipated pro forma impact of the merger on the combined company, including potential synergies, and the expected impact on financial metrics such as earnings and tangible equity per share, as well as on regulatory capital levels;

•	the likelihood of a successful integration of Tammcorp's and Capaha Bank's business, operations and workforce with those of Southern Missouri;
•	the regulatory and other approvals required in connection with the transaction and the likelihood such approvals would be received in a timely manner and without unacceptable conditions; and
•
the financial and other terms of the merger agreement, including the merger consideration, tax treatment and termination fee provisions, which the Southern Missouri board reviewed with its outside legal advisors.

The Southern Missouri board of directors also considered a number of potential risks and uncertainties associated with the merger in connection with its deliberation of the proposed transaction, including, without limitation, the following:
•	the potential risk of diverting management attention and resources from the operation of Southern Missouri's business towards the completion of the merger;
•
the potential risks associated with achieving anticipated cost synergies and savings and successfully integrating Tammcorp's and Capaha Bank's business, operations and workforce with those of Southern Missouri;

•	the merger-related costs and expenses;
•
the fact that the stock portion of the merger consideration consists of an exchange ratio that floats and, therefore, the number of shares of Southern Missouri common stock to be issued in the merger is not fixed at this time; and

•	the other risks described under the heading "Risk Factors."

The foregoing discussion of the information and factors considered by the Southern Missouri board of directors is not intended to be exhaustive, but includes the material factors considered by the Southern Missouri board of directors. In reaching its decision to approve the merger agreement, the merger and the other transactions contemplated by the merger agreement, the Southern Missouri board of directors did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The Southern Missouri board of directors considered all these factors as a whole, including discussions with, and questioning of, Southern Missouri's management and Southern Missouri's legal advisors, and overall considered the factors to be favorable to, and to support, its determination.
Southern Missouri's board of directors unanimously approved the merger agreement.
This summary of the reasoning of Southern Missouri's board of directors and other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under the heading "Cautionary Statement Regarding Forward-Looking Statements."
Opinion of Sheshunoff – Financial Advisor to Tammcorp
Tammcorp retained Sheshunoff to provide an opinion as to the fairness from a financial viewpoint to Tammcorp's shareholders of the merger consideration to be received by the shareholders of Tammcorp.  As part of its investment banking business, Sheshunoff is regularly engaged in the valuation of securities in connection with mergers and acquisitions and valuations for estate, corporation and other purposes.  Tammcorp retained Sheshunoff based upon Sheshunoff's experience as a financial advisor in mergers and acquisitions and knowledge of financial institutions.
On January 11, 2017, Sheshunoff rendered its opinion to the board of directors of Tammcorp that, as of such date, the merger consideration was fair, from a financial point of view, to the shareholders of Tammcorp.  The full text of the fairness opinion which sets forth, among other things, assumptions made, procedures followed, matters considered, and limitations on the review undertaken, is attached as Appendix C to this proxy statement/prospectus.  You are urged to read Sheshunoff's fairness opinion carefully and in its entirety.  The fairness opinion is addressed to the board of directors of Tammcorp and does not constitute a recommendation to any shareholder of Tammcorp as to how he or she should vote at the special meeting of shareholders of Tammcorp.
In connection with the fairness opinion, Sheshunoff:
•	Reviewed the latest version of the merger agreement provided to it;
•	Discussed the terms of the merger agreement with the management of Tammcorp and Tammcorp's legal counsel;
•	Conducted conversations with management of Tammcorp regarding the recent and projected financial performance of Tammcorp;
•
Evaluated the financial condition of Tammcorp based upon a review of regulatory reports for the five-year period ended December 31, 2015 and interim period through September 30, 2016, and internally-prepared financial reports for Tammcorp for the interim period through December 31, 2016;

•
Compared Tammcorp Inc.'s recent operating results with those of certain other banks in the Midwest Region of the United States as defined by SNL Financial and in Missouri and Illinois that have recently been acquired;

•
Compared the pricing multiples for Tammcorp in the merger to recent acquisitions of banks in the Midwest Region of the United States as defined by SNL Financial and in Missouri and Illinois with similar characteristics to Tammcorp;

•	Analyzed the present value of the after-tax cash flows based on projections on a stand-alone basis approved by Tammcorp through the five-year period ending September 30, 2021;
•	Reviewed the potential pro forma impact of the merger on the combined company's results and certain financial performance measures of Tammcorp and Southern Missouri;
•	Discussed certain matters regarding Southern Missouri's regulatory standing, financial performance, and business prospects with Southern Missouri's executives and representatives;
•	Reviewed certain internal and publicly available information regarding Southern Missouri that Sheshunoff deemed relevant;
•
Compared Southern Missouri's recent operating results and pricing multiples with those of certain other publicly traded banks in the Midwest Region, as defined by SNL Financial, that Sheshunoff deemed relevant;

•	Compared the historical stock price data and trading volume of Southern Missouri to certain relevant indices; and
•	Performed such other analyses deemed appropriate.
For the purposes of its opinion, Sheshunoff assumed and relied upon, without independent verification, the accuracy and completeness of the information provided to it by Tammcorp in conjunction with this opinion.  Sheshunoff assumed that any projections provided by or approved by Tammcorp were reasonably prepared on a basis reflecting the best currently available estimates and judgments of Tammcorp's management.  Sheshunoff assumed such forecasts and projections will be realized in the amounts and at times contemplated thereby.
Sheshunoff did not make an independent evaluation of the assets or liabilities (including any contingent, derivative or off-balance-sheet assets or liabilities) of Tammcorp or Southern Missouri nor was Sheshunoff furnished with any such appraisal.  Sheshunoff assumed that any off-balance-sheet activities of Tammcorp or Southern Missouri will not materially and adversely impact the future financial position or results of operations of Southern Missouri after the merger.  Sheshunoff is not an expert in the evaluation of loan portfolios for the purposes of assessing the adequacy of the allowance for loan and lease losses and assumed that such allowances for Tammcorp and Southern Missouri are, respectively, adequate to cover such losses.
Sheshunoff assumed that the merger agreement, as provided to Sheshunoff, will be without any amendment or waiver of, or delay in the fulfillment of, any terms or conditions set forth in the terms provided to Sheshunoff or any subsequent development that would have a material adverse effect on Tammcorp or Southern Missouri and thereby on the results of its analyses.  Sheshunoff assumed that any and all regulatory approvals, if required, will be received in a timely fashion and without any conditions or requirements that could adversely affect the operations or financial condition of Southern Missouri after the completion of the merger.
The fairness opinion is necessarily based on economic, market, regulatory, and other conditions as in effect on, and the information made available to Sheshunoff as of January 11, 2017.
In rendering its fairness opinion, Sheshunoff performed a variety of financial analyses.  The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances.  Consequently, Sheshunoff's fairness opinion is not readily susceptible to partial analysis or summary description.  Moreover, the evaluation of fairness, from a financial point of view, of the merger consideration is to some extent subjective, based on the experience and judgment of Sheshunoff, and not merely the result of mathematical analysis of financial data.  Sheshunoff did not attribute particular weight to any analysis or factors considered by it.  Accordingly, notwithstanding the separate factors summarized below, Sheshunoff believes that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered, without considering all analyses and factors, could create an incomplete view of the evaluation process underlying its opinion.  The ranges of valuations resulting from any particular analysis described below should not be taken to be Sheshunoff's view of the actual value of Tammcorp, Southern Missouri or the combined entity.
In performing its analyses, Sheshunoff made numerous assumptions with respect to industry performance, business and economic conditions and other matters, many of which are beyond the control of Tammcorp or Southern Missouri  The analyses performed by Sheshunoff are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses.  In addition, Sheshunoff's analyses should not be viewed as determinative of the opinion of the board of directors or the management of Tammcorp with respect to the value of Tammcorp or Southern Missouri or to the fairness of the merger consideration.
The following is a summary of the analyses performed by Sheshunoff in connection with its opinion.  The discussion utilizes financial information concerning Tammcorp and Southern Missouri as of September 30, 2016 that is believed to be reliable, accurate, and complete; however, Sheshunoff cannot guarantee the reliability, accuracy, or completeness of any such publicly available information.
Pursuant to the merger agreement, Southern Missouri has agreed to exchange cash and common stock, having an aggregate value estimated at $23.2 million at the time Sheshunoff delivered its opinion, for all of the outstanding shares of common and preferred stock of Tammcorp as well as all minority shares of Capaha Bank not owned by Tammcorp.  In issuing its opinion, Sheshunoff estimated that the consideration would consist of approximately $11.6 million in cash and $11.6 million in common stock of Southern Missouri.  Per the merger agreement, the number of common shares of Southern Missouri to be issued will be based in part upon the average closing price of Southern Missouri common stock for the 20 consecutive trading days ending on and including the fifth trading day immediately preceding the merger closing date.  The value and the composition of the total merger consideration may be adjusted pursuant to the terms of the merger agreement and the aggregate amount stated above is based upon various assumptions including closing date and transaction expense amounts.
Tammcorp Discounted Cash Flow Analysis:  Using discounted cash flow analysis, Sheshunoff estimated the present value of the future after-tax cash flow streams that Tammcorp could produce on a stand-alone basis through September 30, 2021 under various circumstances, assuming that it performed in accordance with the projections provided by Tammcorp's management.
Sheshunoff estimated the terminal value for Tammcorp at the end of September 30, 2021 by (1) multiplying the final period projected earnings by one plus the assumed annual long-term growth rate of the earnings of Tammcorp of 4.0% (or 1.04) and (2) dividing this product by the difference between the required rates of return shown below and the assumed annual long-term growth rate of earnings of 4.0% in (1) above.  Sheshunoff discounted the annual cash flow streams (defined as all earnings in excess of that which is required to maintain a tangible common equity to tangible asset ratio of 8.0%) and the terminal values using discount rates ranging from 12.0% to 14.0%.  The discount rate range was chosen to reflect different assumptions regarding the required rates of return of Tammcorp and the inherent risk surrounding the underlying projections.  This discounted cash flow analysis indicated a range of values per share of $1,942.23 to $2,523.77 as shown in the table below compared to the estimated merger consideration of $3,369.31 per share.
	Discount Rate
	14.0%	13.0%	12.0%
Present value (in thousands)	$11,888.00	$13,464.00	$15,448.00
Present value (per diluted share)	$1,942.23	$2,199.60	$2,523.77

Analysis of Selected Transactions:  Sheshunoff performed an analysis of premiums paid in selected recently announced acquisitions of banking organizations with comparable characteristics to Tammcorp.  Two sets of transactions were selected to ensure a thorough analysis.
The first set of comparable transactions consisted of a group of selected transactions for banks and thrifts in the United States, for which pricing data was available, with the following characteristics: targets with headquarters in the Midwest with total assets between $50 million and $1 billion that were announced since January 1, 2015, reporting a return on average assets between 0.0% and 1.0%, and a non-performing assets to total assets ratio less than 4%.  These comparable transactions consisted of 34 mergers and acquisitions of banks and thrifts with total assets ranging between $51.4 million and $980.6 million that were announced between January 6, 2015 and October 11, 2016.  The analysis yielded multiples of the purchase prices in these transactions as summarized below:
	Price/ Book (x)	Price/Tg Book (x)	Price/ 8% Tg Book (x)	Price/ LTM** Earnings (x)	Price/ Assets (%)	Price/ Deposits (%)	Premium/ Deposits (%)
Maximum	3.47	3.47	2.56	48.3	24.0	30.8	13.5
Minimum	0.56	0.57	0.61	5.2	4.1	4.5	(14.2)
Median	1.22	1.30	1.41	19.6	13.3	16.3	3.9
Tammcorp, Inc.	1.39	1.44	1.41	17.6	12.0	14.0	3.9

** Last-twelve-months

The Price to Assets, Price to Deposits and Premium to Deposits ratios are based on the aggregate merger consideration, including the portion payable to the minority shareholders of Capaha Bank, assuming all of such shareholders exchange their shares of Capaha common stock for Tammcorp common stock immediately prior to the merger.  The other ratios are also based on the aggregate merger consideration but exclude the portion payable to the minority shareholders of Capaha Bank who become shareholders of Tammcorp immediately prior to the merger pursuant to the share exchange transaction.
The transaction value multiples exceed the medians of the Midwest regional group on a price to book and price to tangible book basis and are in line with the group on price to 8% book and premium to deposits basis.  The transaction value multiples are slightly below the medians for the Midwest regional group on a price to LTM earnings due to slightly higher ROAA for Tammcorp and slightly below the median for price to assets and price to deposits due primarily to Tammcorp exhibiting much lower capital levels compared to the median levels.
The second set of comparable transactions consisted of a group of selected transactions for banks and thrifts headquartered in either Missouri or Illinois, for which pricing data was available, with the following characteristics: deals that were announced since January 1, 2014, a return on average assets between 0.0% and 1.0%, and targets with headquarters in non-major MSAs.  These comparable transactions consisted of six mergers and acquisitions of banks and thrifts with total assets ranging between $20.1 million and $442.4 million that were announced between February 25, 2014 and November 15, 2016.  The analysis yielded multiples of the purchase prices in these transactions as summarized below:
	Price/ Book (x)	Price/Tg Book (x)	Price/ 8% Tg Book (x)	Price/ LTM** Earnings (x)	Price/ Assets (%)	Price/ Deposits (%)	Premium/ Deposits (%)
Maximum	1.28	1.38	1.63	42.4	25.7	32.6	6.4
Minimum	1.07	1.10	1.15	18.5	8.5	10.2	1.3
Median	1.18	1.20	1.26	32.6	12.1	14.0	2.4
Tammcorp, Inc.	1.39	1.44	1.41	17.6	12.0	14.0	3.9

** Last-twelve-months

The Price to Assets, Price to Deposits and Premium to Deposits ratios are based on the aggregate merger consideration, including the portion payable to the minority shareholders of Capaha Bank, assuming all of such shareholders exchange their shares of Capaha common stock for Tammcorp common stock immediately prior to the merger.  The other ratios are also based on the aggregate merger consideration but exclude the portion payable to the minority shareholders of Capaha Bank who become shareholders of Tammcorp immediately prior to the merger pursuant to the share exchange transaction.

The median pricing multiples in the comparable transactions were in line with or lower than those in the merger except for the median price to LTM earnings due to much higher ROAA for Tammcorp than the median.
Contribution Analysis:  Sheshunoff reviewed the relative contributions of Tammcorp and Southern Missouri to the combined company based on regulatory data as of September 30, 2016 for Tammcorp and Southern Missouri.  Sheshunoff compared the pro forma ownership interests (which excludes the cash component of the merger) of Tammcorp and Southern Missouri of 4.4% and 95.6%, respectively, to: (1) total assets of 11.7% and 88.3%, respectively; (2) total loans of 11.5% and 88.5%, respectively; (3) total deposits of 12.4% and 87.6%, respectively; (4) net interest income of 12.7% and 87.3%, respectively; (5) non-interest income of 18.2% and 81.8%, respectively; (6) non-interest expenses of 16.3% and 83.7%, respectively; (7) September 30, 2016 LTM earnings of 8.5% and 91.5%, respectively; and (8) total tangible equity of 10.6% and 89.4%, respectively.  The contribution analysis shows that the ownership of Tammcorp shareholders in the combined company is less than the contribution of the components listed (with the exception of earnings) due largely to the considerable amount of cash consideration in the merger.  The contributions are shown in the following table.

($000)	Assets	%	Loans	%	Deposits	%
Southern Missouri	$1,469,812	88.3%	$1,203,772	88.5%	$1,167,350	87.6%
Tammcorp	$193,843	11.7%	$156,965	11.5%	$165,414	12.4%
Combined Company	$1,663,655	100.0%	$1,360,737	100.0%	$1,332,764	100.0%

	LTM Net Interest Income	%	LTM Non-Interest Income	%	LTM Non-Interest Expenses	%
Southern Missouri	$47,822	87.3%	$9,389	81.8%	$33,545	83.7%
Tammcorp	$6,966	12.7%	$2,084	18.2%	$6,540	16.3%
Combined Company	$54,788	100.0%	$11,473	100.0%	$40,085	100.0%

	Earnings	%	Shares	%	Common Tg. Equity	%
Southern Missouri	$14,887	91.5%	7,436,866	95.6%	$121,239	89.4%
Tammcorp	$1,383	8.5%	340,537	4.4%*	$14,315	10.6%
Combined Company	$16,270	100.0%	7,777,403	100.0%	$135,554	100.0%

*Deal is only for 50% stock
Note: Financials as of September 30, 2016; LTM defined as last twelve months

Pro Forma Financial Impact:  Sheshunoff analyzed the pro forma impact of the merger on estimated earnings per share, book value per share and tangible book value per share for the twelve-month periods ending December 31, 2017 through 2021 (assumes a March 31, 2017 closing date) based on the projections provided by Tammcorp's management for Tammcorp on a stand-alone basis assuming pre-tax cost savings of $1.6 million phased in by 2019 (the end of the second year after completion of the transaction).
The analysis indicated pro forma consolidated earnings per share dilution of $9.27 per share or 4.0% in year one and accretion of $29.14 per share or 9.3% by year five compared to estimated earnings per share for Tammcorp on a stand-alone basis.  The earnings accretion is greatly affected by the cash consideration to be received, so for comparative purposes on the earnings per share comparison, the merger was treated as an all-stock transaction.  The implied book value (including the cash portion of the merger consideration) per share accretion in the merger was $232.04 per share or 9.4% in year one and the implied book value dilution was $335.88 per share or 9.5% by year five.  Book value per share is significantly accretive on a stand-alone basis.  Initial accretion diminishes because the analysis assumes no rate of return on the cash consideration.  The analysis indicated pro forma dividends per share accretion of $5.12 per share or 34.9% in year one and accretion of $13.05 per share or 88.8% by year five compared to estimated dividends per share for Tammcorp on a stand-alone basis.  The analysis of whether the merger consideration is accretive or dilutive to Tammcorp based on the above measures and the amounts of such accretion or dilution is sensitive to the composition of the merger consideration and the accounting assumptions to be made by Southern Missouri.

Comparable Company Analysis:  Sheshunoff compared the operating and market results of Southern Missouri to the results of other publicly traded banking companies.  The comparable publicly traded companies in the Midwest Region of the United States (as defined by SNL Financial) were selected primarily on the basis of location and total asset size.  Southern Missouri was compared to banks with total assets between $1 billion and $5 billion that were headquartered in the Midwest Region of the United States (as defined by SNL Financial).  The data for the following table is based on GAAP financial information as of September 30, 2016 provided by SNL Financial.  Some of the ratios presented are proprietary to SNL Financial and may not strictly conform to the common industry determination.
	Southern Missouri Bancorp, Inc.	Peer Group Median
	(%)	(%)
Return on Average Assets	1.09	0.97
Return on Average Equity	12.05	9.15
Net Interest Margin	3.79	3.52
Efficiency Ratio	57.0	63.0
Tangible Equity to Tangible Assets	8.30	9.58
Loan Loss Reserves to Loans	1.19	1.14
Ratio of Non-performing Assets to Total Assets	1.10	0.93
Risk Based Capital Ratio	11.9	13.8

Southern Missouri's performance as measured by its return on average assets and return on average equity was higher than that of its peer group median level.  Southern Missouri's net interest margin was stronger than its peers with its efficiency ratio also being stronger than its peers.  Southern Missouri's tangible capital level was slightly lower to its peers, while its asset quality, as measured by its ratio of non-performing assets to total assets, was slightly weaker than the peer group median.  Its ratio of loan loss reserves to loans was slightly higher than the median peer group level, while its Risk Based Capital Ratio was lower than the peer group median.
Sheshunoff compared Southern Missouri's trading results to the peer group.  The results are summarized in the following table.  The data for the following table is based on publicly available GAAP financial information and market data as of January 5, 2017 provided by SNL Financial.
	Southern Missouri Bancorp, Inc.		Peer Group Median

Market Price as a Multiple of Stated Book Value	1.98	x	1.51	x
Market Price as a Multiple of Stated Tangible Book Value	2.10	x	1.75	x
Market Price as a Multiple of LTM Earnings	17.1	x	17.4	x
Market Price as a Percent of Assets	17.3%		16.7%
Dividend Yield	1.61%		1.94%
Dividend Payout	18.5%		28.5%

Southern Missouri's price-to-book multiples as measured by its market price as a multiple of stated book value and its market price as a multiple of stated tangible book value were higher than the comparable peer group medians.  Southern Missouri's price-to-earnings multiple, as shown by the price as a multiple of LTM earnings through September 30, 2016, was slightly lower compared to its peers.  Southern Missouri's market price to assets ratio was slightly higher than that of its peers.  Southern Missouri's dividend yield and dividend payout ratio were both lower than its peers as of September 30, 2016.
Sheshunoff compared selected stock market results of Southern Missouri to the KBW Nasdaq Regional Bank index and the SNL Midwest U.S. Bank index for all publicly traded banks over the past three-month, one year and three-year period.  Southern Missouri's common stock price generally performed above that of each index from the beginning of January 2013.  From November 2016 to January 2017, Southern Missouri's stock price has generally performed better than the SNL Midwest U.S. Bank index and the KBW Nasdaq Regional Bank index.
No company or transaction used in the comparable company and comparable transaction analysis is identical to Tammcorp, Southern Missouri, or Southern Missouri as the surviving corporation in the merger.  Accordingly, an analysis of the results of the foregoing necessarily involves complex considerations and judgments concerning differences in financial and operational characteristics of Tammcorp and Southern Missouri and other factors that could affect the public trading value of the companies to which they are being compared.  Mathematical analysis (such as determining the average or median) is not in and of itself a meaningful method of using comparable transaction data or comparable company data.
Pursuant to its engagement letter with Tammcorp, Sheshunoff will receive a fee of $25,000 for the fairness opinion that is not contingent on the closing of the merger and an additional fee contingent upon consummation of the merger equal to 1.25% of the aggregate merger consideration, reduced by the $25,000 fairness opinion fee and further reduced proportionately for any amount of the aggregate merger consideration that is withheld and deposited by Southern Missouri into escrow pending the resolution of certain of Capaha Bank's lending relationships.    In addition, Tammcorp agreed to reimburse Sheshunoff for its reasonable out-of-pocket expenses.  Tammcorp also agreed to indemnify and hold harmless Sheshunoff and its officers and employees against certain liabilities in connection with its services under the engagement letter, except for liabilities resulting from the negligence, violation of law or regulation, or bad faith of Sheshunoff or any matter for which Sheshunoff may have strict liability.
The fairness opinion is directed only to the question of whether the merger consideration is fair from a financial perspective to the shareholders of Tammcorp and does not constitute a recommendation to any Tammcorp shareholder to vote in favor of the merger agreement.  No limitations were imposed on Sheshunoff regarding the scope of its investigation or otherwise by Tammcorp.
Based on the results of the various analyses described above, Sheshunoff concluded that the merger consideration to be paid by Southern Missouri pursuant to the merger agreement is fair to the shareholders of Tammcorp from a financial point of view.
Southern Missouri's Board of Directors Following Completion of the Merger
Following completion of the merger and the bank merger, the directors of Southern Missouri and Southern Bank will be the directors of Southern Missouri and Southern Bank immediately prior to the merger and the bank merger, with the expected addition of John R. Abercrombie, current Chairman, President and Chief Executive Officer of Tammcorp and Capaha Bank.
Interests of Tammcorp's Directors and Executive Officers in the Merger
In considering the recommendation of the Tammcorp board of directors to vote for the merger agreement proposal, you should be aware that the directors and officers of Tammcorp have interests in the merger that are in addition to, or different from, their interests as shareholders of Tammcorp.  The board of Tammcorp was aware of these interests and considered them in approving the merger agreement.  These interests include:
Indemnification. Southern Missouri has agreed to indemnify the directors and officers of Tammcorp prior to the effective time of the merger for five years following the merger against all losses, claims, damages, costs, expenses (including reasonable attorneys' fees), liabilities or judgments or amounts that are paid in settlement (which settlement shall require the prior written consent of Southern Missouri, which consent shall not be unreasonably withheld) of or in connection with any claim, action, suit, proceeding, investigation or other legal proceeding, whether civil, criminal, administrative or investigative or investigation, in which an indemnified party is, or is threatened to be made, a party or witness or arising out of the fact that such person is or was a director or officer of Tammcorp if such claim pertains to any matter of fact arising, existing or occurring at or before the effective time of the merger to the fullest extent permitted under Tammcorp's articles of incorporation and bylaws, to the extent permitted by applicable law.

Salary Continuation Agreements.  Capaha Bank and several of its officers have previously entered into salary continuation agreements.  The agreements provide for payments to the officers upon a change in control or termination of employment.  Payments have been accrued and Southern Missouri has agreed to make a change in control payments under the salary continuation agreements to John Abercrombie, Chairman, President and Chief Executive Officer of Tammcorp and Capaha Bank, Danny Essner, Executive Vice President of Capaha Bank, Kevin Essner, Senior Vice President of Capaha Bank, and Patricia Holley, Senior Vice President and Chief Financial Officer.  The estimated aggregate payments under these agreements are $1.1 million, and, to the extent not previously accrued by Tammcorp and already reflected in its capital, will be deducted from Tammcorp's capital for purposes of calculating the merger consideration to be paid to all of Tammcorp's shareholders.
Non-Competition Agreements.  Southern Missouri has entered into a non-competition agreement with Mr. Danny Essner, which will become effective as of the effective date of the merger.   Mr. Essner has agreed to certain non-competition and non-solicitation obligations that will extend for a period of two years following the merger.  In exchange for these agreements, Southern Missouri has agreed to pay Mr. Essner a lump sum amount equal to $162,000.  This amount will be deducted from the aggregate merger consideration to be paid to all shareholders of Tammcorp in connection with the merger.
Southern Missouri has also entered into a non-competition agreement with Timothy Goodman, which will become effective as of the effective date of the merger.   Mr. Goodman has agreed to certain non-competition and non-solicitation obligations that will extend for a period of one year following the merger.
Board Service.  In connection with the merger, Southern Missouri has agreed to cause John Abercrombie to be appointed as a director of Southern Missouri at the effective time, with a term to expire at the 2019 annual meeting of Southern Missouri shareholders.  It is expected that Mr. Abercrombie also will be appointed as a director of Southern Bank following the merger.  Mr. Abercrombie will receive compensation similar to that paid to the other non-employee directors of Southern Missouri and Southern Bank.
Retention Bonuses
A retention bonus pool, not to exceed $500,000, has been set up by Tammcorp in connection with the merger agreement for the purpose of retaining certain employees of Capaha Bank prior to and following the effective time of the merger.  Executive officers of Capaha Bank may be included in the list of employees eligible for such bonuses.  The after-tax cost of the bonuses to be paid under this arrangement will be deducted from Tammcorp's capital in determining the merger consideration.
Regulatory Approvals
Each of Southern Missouri and Tammcorp has agreed to cooperate with the other and use commercially reasonable best efforts to obtain all regulatory approvals required to complete the transactions contemplated by the merger agreement, including the merger and the bank merger. These include approvals from the Federal Reserve Board, the Missouri Division and the Illinois Department.  The U.S. Department of Justice may also review the impact of the merger and the bank merger on competition.
As of the date of this proxy statement/prospectus, all applications and notices necessary to obtain all required regulatory approvals have been filed. There can be no assurance as to whether all required regulatory approvals will be obtained or the dates of the approvals. There also can be no assurance that the regulatory approvals received will not contain a condition or requirement that results in a failure to satisfy the conditions to closing set forth in the merger agreement. See "The Merger Agreement—Conditions to Complete the Merger."
Accounting Treatment
In accordance with current accounting guidance, the merger will be accounted for using the acquisition method of accounting in accordance with FASB Topic 805, "Business Combinations." The result of this is that the assets and liabilities of Southern Missouri will be carried forward at their recorded amounts, the historical operating results will be unchanged for the prior periods being reported on and the assets and liabilities of Tammcorp will be adjusted to fair value at the date of the merger. In addition, all identified intangibles will be recorded at fair value and included as part of the net assets acquired. To the extent that the purchase price, consisting of cash plus the number of shares of Southern Missouri common stock to be issued to former Tammcorp shareholders, at fair value, exceeds the fair value of the net assets, including identifiable intangibles, of Tammcorp at the merger date, that amount will be reported as goodwill. In accordance with current accounting guidance, goodwill will not be amortized but will be evaluated for impairment annually. Identified intangibles will be amortized over their estimated lives. Further, the acquisition method of accounting results in the operating results of Tammcorp being included in the operating results of Southern Missouri beginning from the date of completion of the merger.
Dissenters' Rights of Tammcorp Shareholders
General.  Under Illinois law, as a holder of Tammcorp common stock and/or Class A preferred stock, you have the right to dissent from the merger and be paid the fair value of your shares of Tammcorp stock in cash.  If you are contemplating exercising your right to dissent, we urge you to read carefully the provisions of Sections 11.65 and 11.70 of the IBCA, which are attached to this proxy statement/prospectus as Appendix B, and consult with your legal counsel before exercising or attempting to exercise these rights.  The following discussion describes the steps you must take if you want to exercise your right to dissent.
ANY SHAREHOLDER WHO WISHES TO EXERCISE DISSENTERS' RIGHTS OR WHO WISHES TO PRESERVE HIS OR HER RIGHT TO DO SO SHOULD REVIEW APPENDIX B CAREFULLY AND CONSULT HIS OR HER LEGAL ADVISOR.  FAILURE TO TIMELY AND PROPERLY COMPLY WITH THE PROCEDURES SET FORTH THEREIN WILL RESULT IN THE LOSS OF SUCH RIGHTS.
How to Exercise and Perfect Your Right to Dissent.  To exercise your right to dissent from the merger, you must:
•	prior to the special meeting, provide Tammcorp with a written demand for payment for your shares; and
•	not vote your shares of Tammcorp stock in favor of the merger agreement.
If you intend to dissent from the Merger, you should send your written demand to:
Tammcorp, Inc.
145 Russell Avenue
Tamms, Illinois 62988
Attention: President and Secretary
If you vote your shares of Tammcorp stock, either by proxy prior to the special meeting or in person at the special meeting, in favor of the merger agreement, you will lose your right to dissent from the merger.  Within ten days after which the date on which the merger is effective or 30 days after you deliver written demand for payment to Tammcorp, whichever is later, Southern Missouri will send you a statement setting forth its opinion as to the estimated fair value of your shares, Tammcorp's latest fiscal year-end balance sheet, a statement of income for that year and the latest available interim financial statements and a commitment to pay for your shares at the estimated fair value thereof upon your transmittal to Southern Missouri of the certificate(s) representing your Tammcorp stock.
Your Estimate of the Fair Value of Your Tammcorp Shares and Demand for Payment.  If you disagree with the opinion of Southern Missouri as to the estimated fair value of your shares of Tammcorp stock or the amount of interest due, you must, within 30 days of the date the notice was delivered or mailed to you, send Southern Missouri a written estimate of the fair value of your shares of Tammcorp stock, including the estimated fair value and amount of interest due and demand payment for the difference between your estimate of fair value and interest due and the amount paid by Southern Missouri.
Your written estimate and any other notice addressed to Southern Missouri must be sent to:

Southern Missouri Bancorp, Inc.
 2991 Oak Grove Road
Poplar Bluff, Missouri 63901
Attention:  Secretary

In estimating the fair value of your shares, you should refer to the definition of "fair value" in Section 11.70(j) of the IBCA, a copy of which is included in Appendix B, attached hereto.
Southern Missouri's Actions upon Receipt of Your Demand for Payment.  If, within 60 days from delivery to Southern Missouri of the notification of your estimate of fair value of the shares and interest due, Southern Missouri and you have not agreed in writing upon the fair value of the shares and interest due, Southern Missouri must either pay you the difference in value demanded by you, with interest, or file a petition in the circuit court of Tamms County, Illinois, requesting the court to determine the fair value of the shares and interest due. Southern Missouri will make all dissenters, whether or not residents of Illinois, whose demands remain unsettled parties to the proceeding as an action against their shares and all parties will be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law. Failure of Southern Missouri to commence an action pursuant to Section 11.70(f) of the IBCA will not limit or affect the right of the dissenting shareholders to otherwise commence an action as permitted by law.
Commencement of Legal Proceedings if a Demand for Payment Remains Unsettled.  The court will determine if you have complied with applicable dissenters' rights provisions and if you have become entitled to a valuation of and payment for your shares of Tammcorp stock.  Each dissenter made a party to the proceeding is entitled to judgment for the amount, if any, by which the court finds that the fair value of his or her shares, plus interest, exceeds the amount paid by Southern Missouri.  The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value.  The court will determine all costs of the proceeding, including the reasonable compensation and expenses of the appraisers, if any, appointed by the court, but will exclude the fees and expenses of counsel and experts for the respective parties.
If the fair value of your shares as determined by the court materially exceeds the amount which Southern Missouri estimated to be the fair value of the shares, then all or any part of the costs may be assessed against Southern Missouri. If the amount which you estimated to be the fair value of your shares materially exceeds the fair value of the shares as determined by the court, then all or any part of the costs may be assessed againstyou. The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable.
Rights as a Shareholder.  If you have made a written demand for payment of the fair value of your shares of Tammcorp stock, you retain all other rights of a shareholder until those rights are cancelled or modified by the consummation of the merger.
THE PROCESS OF EXERCISING DISSENTERS' RIGHTS REQUIRES STRICT COMPLIANCE WITH TECHNICAL REQUIREMENTS.  THOSE INDIVIDUALS OR ENTITIES WISHING TO DISSENT FROM THE MERGER SHOULD CONSULT WITH THEIR OWN LEGAL COUNSEL IN CONNECTION WITH COMPLIANCE UNDER THE IBCA.  TO THE EXTENT THERE ARE ANY INCONSISTENCIES BETWEEN THE FOREGOING SUMMARY AND THE APPLICABLE PROVISIONS OF THE IBCA, THE IBCA WILL CONTROL.
Southern Missouri's Dividend Policy
The holders of Southern Missouri common stock receive cash dividends if and when declared by the Southern Missouri board of directors out of legally available funds.  The timing and amount of cash dividends depends on Southern Missouri's earnings, capital requirements, financial condition, cash on hand and other relevant factors.  Southern Missouri also has the ability to receive dividends or capital distributions from its bank subsidiary, Southern Bank.  There are regulatory restrictions on the ability of Southern Bank to pay dividends. As a bank holding company, Southern Missouri's ability to pay dividends is subject to the guidelines of the Federal Reserve Board regarding capital adequacy and dividends and limitations under Missouri law.  Southern Missouri currently pays a quarterly cash dividend of $0.10 per share on its outstanding common stock.  No assurances can be given that cash dividends will not be reduced or eliminated in future periods.  For additional information, see "Comparative Market Prices and Dividends on Common Stock."
Public Trading Markets
Southern Missouri's common stock is listed on the NASDAQ Global Market under the symbol "SMBC." The shares of Southern Missouri common stock issuable in the merger for shares of Tammcorp common stock and Tammcorp Class A preferred stock will be listed on NASDAQ.  Neither Tammcorp's common stock nor Tammcorp's Class A preferred stock is listed on an exchange or quoted on any automated services, and there is no established trading market for shares of Tammcorp common stock or Tammcorp Class A preferred stock.

THE MERGER AGREEMENT
The following describes certain aspects of the merger, including certain material provisions of the merger agreement. The following description of the merger agreement is subject to, and qualified in its entirety by reference to, the merger agreement, which is attached to this proxy statement/prospectus as Appendix A and is incorporated by reference into this proxy statement/prospectus. We urge you to read the merger agreement carefully and in its entirety, as it is the legal document governing the merger.
Structure of the Merger
The merger agreement provides for the merger of Tammcorp with and into Southern Missouri, with Southern Missouri continuing as the surviving corporation of the merger.  Following the completion of the merger, Tammcorp's 91% owned subsidiary bank, Capaha Bank, will merge with and into Southern Missouri's wholly owned subsidiary bank, Southern Bank, with Southern Bank continuing as the surviving institution in the bank merger.
Merger Consideration
If the merger is completed, Tammcorp shareholders will be entitled to receive aggregate merger consideration equal to (1) 1.4 times Tammcorp's consolidated equity capital as of the last business day of the month immediately preceding the month in which the merger closing occurs, adjusted for certain of Tammcorp's transaction expenses, minus (2) $162,000, which represents the amount to be paid by Southern Missouri pursuant to a non-competition agreement with an executive officer of Tammcorp that will become effective upon completion of the merger.  One-half of the merger consideration will be paid in cash and one-half will be paid in shares of Southern Missouri common stock.
At the effective time of the merger, each share of Tammcorp common stock and each share of Tammcorp Class A preferred stock (on an assumed as-converted basis to shares of Tammcorp common stock in accordance with Tammcorp's articles of incorporation) that is issued and outstanding immediately prior to the completion of the merger, excluding shares of Tammcorp common stock and Class A preferred stock that are owned by Tammcorp or Southern Missouri (other than shares held in a fiduciary or agency capacity for third parties and other than shares held in respect of a debt previously contracted) and shares with respect to which dissenters' rights have been perfected, will be converted into the right to receive the following:
•
a cash amount, which we refer to as the "per share cash consideration," equal to the quotient of (1) 50% of the aggregate merger consideration divided by (2) the sum of (A) the number of shares of Tammcorp common stock that will be issued and outstanding immediately prior to the closing of the merger assuming all of the minority shareholders of Capaha Bank exchange their shares of Capaha Bank common stock for shares of Tammcorp common stock immediately prior to the merger pursuant to the exchange transaction described below and (B) the aggregate number of shares of Tammcorp common stock into which the outstanding shares of Tammcorp Class A preferred stock are convertible pursuant to Tammcorp's articles of incorporation; and

•
a number of shares of Southern Missouri common stock, which we refer to as the "per share stock consideration" equal to the quotient of the per share cash consideration divided by the average closing price of Southern Missouri common stock for the 20 trading day period ending on and including the fifth trading day before the day of completion of the merger, which we refer to as the "average Southern Missouri common stock price."

As discussed under "—Conversion of Shares; Exchange Procedures-Portion of Cash Consideration to Be Held in Escrow," a portion of the cash merger consideration, withheld from the per share cash consideration on a pro rata basis, will be deposited into escrow at closing pending the resolution of certain of Capaha Bank's lending relationships, with the escrowed funds first being used to cover any losses incurred by Southern Missouri on the related loans and any remaining funds then being disbursed to Tammcorp shareholders as a second installment of the per share cash consideration.

The number of shares of Southern Missouri common stock issuable as the per share stock consideration will fluctuate with the market price of Southern Missouri common stock and will not be known at the time Tammcorp shareholders vote on the merger agreement.  Southern Missouri will not issue any fractional shares of Southern Missouri common stock in the merger.  Tammcorp shareholders who would otherwise be entitled to a fractional share of Southern Missouri common stock will instead receive an amount in cash equal to the fractional share interest multiplied by the average Southern Missouri common stock price.
As of March 31, 2017, Tammcorp's consolidated equity capital, as adjusted for its estimated transaction expenses, was $16.1 million.   Based on this amount, if the merger were to be completed in April 2017, the aggregate merger consideration would be $22.4 million (($16.1 million x 1.4) - $162,000).   Using the number of shares of Tammcorp common stock and Tammcorp Class A preferred stock currently outstanding, and assuming that all of the minority shareholders of Capaha Bank exchange their shares of Capaha Bank common stock for shares of Tammcorp common stock immediately prior to the merger,  the per share cash consideration would be $1,634.34.  In this case, if the average Southern Missouri common stock price were $33.76, which was the closing price of Southern Missouri common stock on January 11, 2017 immediately prior to the public announcement of the merger agreement,  the per share stock consideration would consist of 48.4105 shares of Southern Missouri common stock, and if the average Southern Missouri common stock price were $____, which was the closing price of Southern Missouri common stock on ___, 2017, the most recent trading day practicable before the printing of this proxy statement/prospectus, the per share stock consideration would consist of ___ shares of Southern Missouri common stock.
Under the above scenario, if you held 100 shares of Tammcorp common stock immediately prior to the merger or a number of shares of Tammcorp Class A preferred stock that were convertible into 100 shares of Tammcorp common stock immediately prior to the merger, you would receive $163,434 in cash ($1,634.34 x 100) and either 4,841 shares of Southern Missouri common stock (48.4105 x 100) plus $1.69 in cash in lieu of a fraction of a Southern Missouri share (0.05 x $33.76), if the average Southern Missouri common stock price were $33.76, or ____ shares of Southern Missouri common stock (0.__ x 1,000) plus $___ in cash in lieu of a fraction of a Southern Missouri share (0.___ x $___), if the average Southern Missouri common stock price were $___
Closing and Effective Time of the Merger
The merger will be completed only if all conditions to the consummation of the merger set forth in the merger agreement are either satisfied or waived. See "—Conditions to Complete the Merger." The closing of the merger will occur on a date mutually agreed upon by the parties which will coordinate with the date scheduled with Southern Missouri's data processor for the conversion of Tammcorp's data (but not earlier than five business days) after the satisfaction or waiver of all conditions to completion of the merger (other than those that by their nature are to be satisfied or waived at the closing of the merger), subject to extension by mutual agreement of the parties.  It currently is anticipated that the closing of the merger will occur in the second quarter of 2017, subject to the receipt of regulatory approvals and other closing conditions.
The merger will become effective as set forth in the articles of merger to be filed with the Secretary of State of the State of Missouri and the Secretary of State of the State of Illinois.
No assurances can be given as to when or if the merger will be completed.
Conversion of Shares; Exchange Procedures
The conversion of Tammcorp common stock and Tammcorp Class A preferred stock into the right to receive the merger consideration will occur automatically at the effective time of the merger.  Prior to the effective time of the merger, Southern Missouri will appoint its transfer agent or an unrelated bank or trust company reasonably acceptable to Tammcorp to act as exchange agent for the exchange of Tammcorp common stock and Tammcorp Class A preferred stock for the merger consideration.

Letter of Transmittal
Within five days after completion of the merger, the exchange agent will mail to each holder of record of a certificate previously representing shares of Tammcorp common stock or Class A preferred stock that have been converted into the right to receive the merger consideration: (1) a letter of transmittal and (2) instructions for surrendering certificates in exchange for the merger consideration, any cash in lieu of a fractional share of Southern Missouri common stock and any dividends or distributions to which such holder is entitled. Conforming procedures will be used for any shares of Tammcorp common stock and Class A preferred stock held in book-entry form.
If a certificate for shares of Tammcorp common stock or Class A preferred stock has been lost, stolen or destroyed, the exchange agent will issue the merger consideration payable in respect of those shares upon (1) receipt of an affidavit of that fact by the claimant and (2) if required by Southern Missouri or the exchange agent, the posting by the claimant of a bond in an amount Southern Missouri or the exchange agent reasonably determines is necessary as indemnity against any claim that may be made against it with respect to such certificate.
After completion of the merger, there will be no further transfers on the stock transfer books of Tammcorp of shares of Tammcorp common stock or Class A preferred stock that were issued and outstanding immediately prior to the effective time of the merger other than to settle transfers that occurred prior to the effective time.
Tax Withholding
Southern Missouri or the exchange agent will be entitled to deduct and withhold from any cash consideration payable under the merger agreement to any holder of Tammcorp common stock or Class A preferred stock the amounts it is required to deduct and withhold under the Code or any provision of state, local or foreign tax law. If any such amounts are withheld and paid over to the appropriate governmental authority, these amounts will be treated for all purposes of the merger agreement as having been paid to the persons from whom they were withheld.
No Portion of Cash Consideration Expected to be Held in Escrow
The merger agreement provides that a portion of the cash merger consideration equal to any unpaid balance of principal and accrued interest with respect to certain of Capaha Bank's lending relationships, net of amounts charged off by Capaha Bank prior to the merger or held by Capaha Bank as special or designated loan loss reserves at the time of the merger, will be withheld by Southern Missouri from the per share cash consideration on a pro rata basis and deposited into escrow with Southern Bank. The escrowed amount, if any, will be disbursed following the final resolution of the loans, first to Southern Missouri in the amount of any losses incurred by it on the loans plus all income attributable to that portion of the escrowed funds, with any remaining escrowed funds then being disbursed to Tammcorp shareholders as a second installment of the per share cash consideration.  Based on the current resolution status of the loans, it is not expected that any portion of the cash merger consideration will be held in escrow following the merger.
Dividends and Distributions
No dividends or other distributions declared with respect to Southern Missouri common stock will be paid to the holder of any unsurrendered shares of Tammcorp common stock or Class A preferred stock until the holder surrenders such shares in accordance with the merger agreement. After the surrender of such shares in accordance with the merger agreement, the record holder thereof will be entitled to receive any such dividends or other distributions with a record date after the effective time of the merger, without any interest, which had previously become payable with respect to the whole shares of Southern Missouri common stock which the shares of Tammcorp common stock or Class A preferred stock have been converted into the right to receive under the merger agreement.

Representations and Warranties
The representations and warranties described below and included in the merger agreement were made only for purposes of the merger agreement and as of specific dates, may be subject to limitations, qualifications or exceptions agreed upon by the parties, including those included in confidential disclosures made for the purposes of, among other things, allocating contractual risk between Southern Missouri and Tammcorp rather than establishing matters as facts, and may be subject to standards of materiality that differ from those standards relevant to Tammcorp shareholders. You should not rely on the representations, warranties, or any description thereof as characterizations of the actual state of facts or condition of Southern Missouri, Tammcorp or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the merger agreement, which subsequent information may or may not be fully reflected in public disclosures by Southern Missouri that are incorporated by reference into this proxy statement/prospectus. The representations and warranties and other provisions of the merger agreement should not be read alone, but instead should be read only in conjunction with the information provided elsewhere in this proxy statement/prospectus and in the documents incorporated by reference into this proxy statement/prospectus. See "Where You Can Find More Information."
The merger agreement contains customary representations and warranties of each of Southern Missouri and Tammcorp relating to their respective businesses. The representations and warranties in the merger agreement do not survive completion of the merger.
The representations and warranties made by each of Tammcorp and Southern Missouri in the merger agreement relate to a number of matters, including the following:
•	due organization and qualification;
•	capitalization;
•	subsidiaries;
•	corporate powers;
•
authority relative to execution and delivery of the merger agreement and the absence of conflicts with, or violations of, organizational documents or other obligations as a result of the merger or bank merger;

•	required governmental and other regulatory filings, consents and approvals in connection with the merger and the bank merger;
•	financial statements and the absence of certain changes or events;
•	in the case of Southern Missouri, SEC reports;
•	legal proceedings;
•	reports to regulatory authorities and absence of agreements with regulatory authorities;
•	compliance with applicable laws;
•	in the case of Tammcorp, certain contracts;
•	in the case of Tammcorp, broker's fees payable in connection with the merger;
•	employee benefit matters and labor matters;

•	the accuracy of information supplied for inclusion in this proxy statement/prospectus and other documents;
•	inapplicability of takeover statutes;
•	environmental matters;
•	tax matters;
•	risk management instruments;
•	the accuracy of corporate record books;
•	insurance matters;
•	accounting and internal controls;
•	in the case of Southern Missouri, the availability of sources of capital and authorized shares of common stock sufficient to pay the merger consideration;
•	loan matters and allowance for loan losses;
•	properties;
•	investment securities;
•	intellectual property;
•	related party transactions;
•	absence of actions or circumstances that would prevent the merger or the bank merger from qualifying as a "reorganization" under Section 368(a) of the Code;
•	in the case of Tammcorp, receipt of a fairness opinion from its financial advisor and the absence of any amendment or rescission thereof;
•	the proper administration of fiduciary accounts;
•
in the case of Tammcorp, the absence of an action or a failure to act by any present or former director, officer, employee or agent of Tammcorp or any of its subsidiaries that would give rise to a claim for indemnification by such individual; and

•	no representation or warranty is misleading.
Southern Missouri also has represented to Tammcorp that Southern Missouri does not own any Tammcorp stock other than shares of Tammcorp stock held in trust accounts, managed or similar accounts or otherwise held in a fiduciary or agency capacity, that are beneficially owned by third parties.
Certain representations and warranties of Southern Missouri and Tammcorp are qualified as to "materiality" or "material adverse effect." For purposes of the merger agreement, a "material adverse effect," when used in reference to either Southern Missouri, Tammcorp or the combined company following the merger, means:

(1)
a material adverse effect on the business, properties, results of operations or financial condition of such party and its subsidiaries taken as a whole (provided that a material adverse effect will not be deemed to include the impact of (A) changes, after the date of the merger agreement, in GAAP or applicable regulatory accounting requirements, (B) changes, after the date of the merger agreement, in laws, rules or regulations of general applicability to companies in the industries in which such party and its subsidiaries operate, or interpretations thereof by courts or governmental entities, (C) changes, after the date of the merger agreement, in global, national or regional political conditions (including the outbreak of war or acts of terrorism) or in economic or market (including equity, credit and debt markets, as well as changes in interest rates) conditions affecting the financial services industry generally, (D) public disclosure of the transactions contemplated by the merger agreement or actions or inactions expressly required by the merger agreement or that are taken with the prior written consent of the other party in contemplation of the transactions contemplated by the merger agreement, or (E) a decline in the trading price of a party's common stock or the failure, in and of itself, of a party to meet earnings projections, but not, in either case, including the underlying causes thereof; except, with respect to subclauses (A), (B), or (C), to the extent that the effects of such change are materially disproportionately adverse to the business, properties, assets, liabilities, results of operations or financial condition of such party and its subsidiaries, taken as a whole, as compared to other companies in the industry in which such party and its subsidiaries operate); or

(2)	a material adverse effect on the ability of such party or its financial institution subsidiary to timely consummate the transactions contemplated by the merger agreement.
Covenants and Agreements
Conduct of Businesses Prior to the Completion of the Merger
Pursuant to the merger agreement, each of Tammcorp and Southern Missouri has agreed to certain restrictions on its activities until the merger is completed or terminated.  In general, each party has agreed that, except as otherwise permitted by the merger agreement, or as required by applicable law or a governmental entity or with the prior written consent of the other party, it will, and will cause each of its subsidiaries to:
•
use reasonable efforts to maintain and preserve intact its business organization and advantageous business relationships and not take any action reasonably likely to impair its ability to perform any of its obligations under the merger agreement; and

•
not take any action that would, or is reasonably likely to, cause the merger or the bank merger to fail to qualify as a reorganization under Section 368(a) of the Code and not knowingly take any action that is intended or is reasonably likely to result in any of the conditions to the completion of the merger not being satisfied or a material violation of any provision of the merger agreement;

Southern Missouri has also agreed that it will not pay or declare any extraordinary dividends (other than dividends from Southern Bank to Southern Missouri), and it will not and will not permit any of its subsidiaries to amend its articles of incorporation or bylaws or other governing documents in a manner that would materially and adversely affect the benefits of the merger to the holders of Tammcorp common stock or Class A preferred stock. Southern Missouri will, however, reserve a sufficient number of shares of its common stock to pay the stock portion of the merger consideration, and will use its best efforts to cause the shares of Southern Missouri common stock to be issued in the merger to be authorized for listing on NASDAQ.  In addition, Southern Missouri has agreed that it will not enter into any agreement, arrangement or understanding with respect to a merger, acquisition, consolidation, share exchange or similar business combination involving Southern Missouri and/or a subsidiary of Southern Missouri, where the effect of such agreement, arrangement or understanding, or the consummation of the transactions contemplated thereby, would be reasonably likely to or does result in the termination of the merger agreement, materially delay or jeopardize the receipt of any required regulatory approval for the merger or bank merger or the filing of any regulatory application, or cause the anticipated tax treatment of the merger or the bank merger to be unavailable; however, this provision does not prohibit any transaction that by its terms contemplates the consummation of the merger in accordance with the merger agreement and which treats holders of Tammcorp common stock, upon completion of the merger and their receipt of Southern Missouri common stock, in the same manner as the holders of Southern Missouri common stock.

Tammcorp has also agreed that it will, and will cause each of its subsidiaries to, conduct its business in the ordinary and usual course.  Tammcorp has further agreed that it will not, and will not permit any of its subsidiaries to, do any of the following without the prior written consent of Southern Missouri:
•
issue, sell or otherwise permit to become outstanding, or authorize the creation of, any additional shares of Tammcorp common stock or rights to acquire stock or permit any additional shares of Tammcorp common stock to become subject to grants of employee or director stock options, other rights or similar stock-based employee rights other than shares of Tammcorp common stock to be issued in connection with the exchange offer to Capaha Bank minority shareholders or the conversion of any shares of Tammcorp Class A preferred stock into shares of Tammcorp common stock in accordance with Tammcorp's articles of incorporation;

•	except as specified in the disclosure schedules to the merger agreement, pay or declare any dividends or other distributions on Tammcorp common stock or Class A preferred stock;
•	adjust, split, combine, redeem, reclassify, purchase or otherwise acquire any shares of Tammcorp's capital stock, other ownership interests or rights to acquire stock;
•
enter into, modify, renew, or terminate any employment, severance or similar agreement or arrangement with any director, officer, employee or independent contractor, or grant any salary or wage increase or increase any employee benefit (including incentive or bonus payments) other than (A) normal increases in compensation to employees, (B) individual cash bonuses in accordance with past practice; and (C) a retention bonus pool not to exceed $500,000 in the aggregate for purposes of retaining certain individuals prior to and after the merger;

•
except as required by law or to satisfy a previously disclosed contractual obligation existing as of the date of the merger agreement, establish, modify or terminate any employee benefit plan or take action to accelerate the vesting of benefits under any employee benefit plan;

•
sell, transfer, lease, encumber or otherwise dispose of or discontinue any of its assets, deposits, business or properties or intellectual property, except in the ordinary course of business consistent with past practice in a transaction that is not material to Tammcorp and its subsidiaries taken as a whole;

•
acquire the assets, business, deposits or properties of any other entity, other than pursuant to foreclosure or acquisition of control in a fiduciary capacity or in satisfaction of debts previously contracted in each case in the ordinary and usual course of business consistent with past practice;

•
except as specified in the disclosure schedules to the merger agreement, sell or acquire any loans (excluding residential mortgage loans originated for resale in the ordinary course of business), loan participations (excluding sales of participations that have been offered to Southern Missouri on Tammcorp's standard terms and that Southern Missouri has declined to purchase) or servicing rights;

•	amend its governing documents;
•
implement or adopt any change in its accounting principles, practices or methods, except as may be required by accounting principles generally accepted in the United States or regulatory accounting principles;

•	enter into, materially modify or terminate any material contract, other than in the ordinary course of business consistent with past practice;
•
except in the ordinary course of business consistent with past practice, settle any claim, action or proceeding, except for any claim, action or proceeding that does not involve precedent for other material claims, actions or proceedings and that involve solely money damages in an amount, individually or in the aggregate for all such settlements, that is not material to Tammcorp and its subsidiaries taken as a whole;

•
foreclose upon any real property without obtaining a phase one environmental report, except for one- to four-family non-agricultural residential properties of five acres or less which Tammcorp does not have reason to believe might be in violation of or require remediation under environmental laws;

•
in the case of Capaha Bank, (i) voluntarily make a material change in its deposit mix; (ii) increase or decrease the interest rate paid on its time deposits or certificates of deposit except in a manner consistent with past practice and competitive factors in the marketplace; (iii) incur any material liability or obligation relating to retail banking and branch merchandising, marketing and advertising activities and initiatives except in the ordinary course of business consistent with past practice; (iv) open any new branch of deposit taking facility; or (v) close or relocate any existing branch or other facility;

•	acquire any investment securities outside of the limits specified in the merger agreement;
•	make capital expenditures outside the limits and commitments and exceptions specified in the merger agreement;
•	materially change its loan underwriting policies or make loans or extensions of credit in excess of amounts specified in the merger agreement;
•
invest in any new or existing joint venture, partnership or similar activity or any new real estate development or construction activity, other than by way of foreclosures or acquisitions of control in a fiduciary capacity or in satisfaction of debts previously contracted, in each case in the ordinary and usual course of business consistent with past practice ;

•	materially change its interest rate and other risk management policies and practices;
•
except as specified in the disclosure schedules to the merger agreement, incur any debt for borrowed funds other than advances, repurchase agreements and other borrowing from the Federal Home Loan Bank of Chicago and the Federal Reserve Bank of St. Louis in the ordinary course of business with a term of one year or less, or incur, assume, guarantee or otherwise become subject to any obligations or liabilities of any other person, other than in the ordinary course of business and subject to the restrictions set forth in the merger agreement;

•	enter into, modify or renew any lease or license other than in the ordinary course of business consistent with past practice and involving an amount in excess of the limit in the merger agreement,
•	permit the lapse of any intellectual property rights;
•
create any lien on any of its assets or properties, other than the pledge of assets to secure public deposits and in connection with securing advances, repurchase agreements and other borrowings in the ordinary course of business;

•	make charitable contributions in excess of limits specified in the merger agreement;
•
except as required by GAAP, regulatory accounting principles or by a regulatory authority, make a change in policy respect to loan loss reserves and charge-offs, asset/liability management or any other material matter;

•	develop, market or implement any new products or lines of business; or
•	agree or commit to do any of the foregoing.

Regulatory Matters
Southern Missouri and Tammcorp have agreed to cooperate with each other and use their commercially reasonable best efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, and to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and governmental entities which are necessary or advisable to consummate the transactions contemplated by the merger agreement.  Southern Missouri and Tammcorp have also agreed to furnish each other with all information reasonably necessary or advisable in connection with any statement, filing, notice or application to any governmental entity in connection with the merger and the bank merger, as well as to keep each other apprised of the status of matters related to the completion of the transactions contemplated by the merger agreement and to advise the other upon receiving any communication from any governmental entity whose approval is required for the merger or bank merger that causes the receiving party to believe that there is a reasonable likelihood that any required regulatory approval will not be obtained or may be materially delayed, or that any such approval may contain a condition or requirement that is deemed unduly burdensome by Southern Missouri including any condition that would increase the minimum regulatory capital requirements of Southern Missouri or Southern Bank.
Employee Benefit Plan Matters
Following the effective time of the merger, Southern Missouri will cause Southern Bank to maintain employee benefit plans and compensation opportunities for the benefit of employees who are full-time employees of Capaha Bank on the merger closing date (referred to below as "covered employees") that provide employee benefits and compensation opportunities which, in the aggregate, are substantially comparable and equivalent to the employee benefits and compensation opportunities that are made available on a uniform and non-discriminatory basis to similarly situated employees of Southern Bank.  Until such time as covered employees participate in the benefit plans and compensation opportunities that are made available to similarly situated employees of Southern Bank, a covered employee's continued participation in the employee benefit plans and compensation opportunities of Capaha Bank will be deemed to satisfy this provision of the merger agreement. In no event will any covered employee be eligible to participate in any closed or frozen plan of Southern Missouri or its subsidiaries.
To the extent that a covered employee becomes eligible to participate in a Southern Missouri benefit plan, Southern Bank will cause the plan to recognize full-time years of prior service from the date of the most recent hire of such covered employee with Capaha Bank, for purposes of eligibility, participation, vesting and, except under any plan that determines benefits on an actuarial basis, for benefit accrual, but only to the extent such service was recognized immediately prior to the merger closing date under a comparable Tammcorp benefit plan in which such covered employee was eligible to participate immediately prior to completion of the merger. This recognition of service will not duplicate any benefits of a covered employee with respect to the same period of service.
With respect to any Southern Missouri benefit plan that is a health, dental, vision or other welfare plan in which any covered employee is eligible to participate for the plan year in which such covered employee is first eligible to participate, Southern Bank will use commercially reasonable best efforts to cause any pre-existing condition limitations or eligibility waiting periods to be waived with respect to the covered employee to the extent such pre-existing condition was or would have been covered under a Tammcorp benefit plan in which such covered employee participated immediately prior to the effective time of the merger.
Tammcorp has agreed to take, and cause its subsidiaries to take, all actions requested by Southern Missouri that may be necessary or appropriate to (i) cause one or more Tammcorp benefit plans to terminate as of the effective time of the merger, or as of the date immediately preceding the effective time of the merger, (ii) cause benefit accruals and entitlements under any Tammcorp benefit plan to cease as of the effective time of the merger, or as of the date immediately preceding the effective time, (iii) cause the continuation on and after the effective time of the merger of any contract, arrangement or insurance policy relating to any Tammcorp benefit plan for such period as may be requested by Southern Missouri, and (iv) facilitate the merger of any Tammcorp benefit plan into any employee benefit plan maintained by Southern Missouri or a Southern Missouri subsidiary.
Full-time employees of Capaha Bank who are not executive officers, are not otherwise entitled to contractual or other severance or change in control benefits and are involuntarily terminated by Southern Bank without cause at the time of or within one year following the closing of the merger will be paid by Southern Bank a severance benefit equal to one week of base pay for each year of full-time employment at Capaha Bank with a maximum payment of 13 weeks base pay, subject to such employees executing and not revoking a release of all employment claims.
Director and Officer Indemnification and Insurance
For a period of five years following the merger, and to the maximum extent permitted by Tammcorp's articles of incorporation and bylaws and applicable law, Southern Missouri has agreed to indemnify and hold harmless the directors and officers of Tammcorp and Capaha Bank for all losses and claims incurred by these individuals in their capacity as such and arising out of or relating to matters existing or occurring at or prior to completion of the merger (including the transactions contemplated by the merger agreement).
Additionally, the merger agreement requires Tammcorp to purchase prior to the effective time of the merger a three-year "tail" policy under its current directors' and officers' liability and insurance policy, which will provide insurance coverage post-merger for the officers and directors of Tammcorp and Capaha Bank. The cost of this policy may not exceed 200% of Tammcorp's current annual premium for directors' and officers' insurance.  If the tail policy cannot be obtained for this amount, then Southern Missouri will authorize Tammcorp to pay the required premium cost to obtain as much comparable insurance as is available for this amount.  Instead of providing this insurance coverage, Tammcorp at the request of Southern Missouri will, prior to the effective time of the merger, purchase a prepaid tail policy for directors' and officers' liability insurance for a longer term (not to exceed five years) without being subject to a limitation on the cost of insurance.
Shareholder Meeting and Recommendation of Tammcorp's Boards of Directors
Tammcorp has agreed to cause its board of directors to call a special meeting of shareholders for the purpose of voting upon the merger agreement within 40 days after notice of the meeting is given to Tammcorp shareholders.  Tammcorp has further agreed to use its commercially reasonable best efforts to convene and hold the meeting on its scheduled date obtain the approval of the merger agreement by Tammcorp shareholders at that meeting.  In addition, Tammcorp has agreed to include in this proxy statement/prospectus and in all other communications with Tammcorp shareholders the recommendation of Tammcorp's board of directors that Tammcorp shareholders approve the merger agreement, subject to the board's ability to withdraw or modify that recommendation as described under "—Agreement Not to Solicit Other Offers.
Notwithstanding any change in recommendation by the board of directors of Tammcorp, unless the merger agreement has been terminated in accordance with its terms, Tammcorp is required to convene the Tammcorp special meeting and to submit the merger agreement to a vote of its shareholders.
Agreement Not to Solicit Other Offers
Tammcorp has agreed that, from the date of the merger agreement until the effective time of the merger or, if earlier, the termination of the merger agreement, it will not, and will cause its subsidiaries not to: (i) initiate, solicit, encourage or knowingly facilitate inquiries or proposals with respect to, or engage in any discussions or negotiations concerning, or provide to any person any confidential or nonpublic information concerning, Tammcorp's and its subsidiaries' business, properties or assets with respect to an acquisition proposal; or (ii) have any discussions with any person or entity relating to an acquisition proposal.  An "acquisition proposal" means a tender or exchange offer, proposal for a merger, consolidation or other business combination involving Tammcorp or Capaha Bank or any proposal or offer to acquire in any manner more than 24.99% of the voting power in, or more than 24.99% of the fair market value of the business, assets or deposits of, Tammcorp or Capaha Bank, other than the merger and the bank merger.
If Tammcorp receives an unsolicited written acquisition proposal prior to shareholder approval of the merger agreement that Tammcorp's board of directors determines in good faith will constitute or result in a transaction that is more favorable from a financial point of view to the shareholders of Tammcorp than the merger with Southern Missouri (referred to as a "superior proposal"), Tammcorp may provide confidential information to and negotiate with the third party that submitted such acquisition proposal if the Tammcorp board of directors determines in good faith, after consulting with counsel, that the failure to do so would violate the board's fiduciary duties.  In order to constitute a superior proposal, an acquisition proposal to acquire voting power in, or a portion of the business, assets or deposits of, Tammcorp or Capaha Bank must be for a majority of such voting power or a majority of the fair market value of such business, assets or deposits.  Tammcorp must promptly advise Southern Missouri of any acquisition proposal received and keep it apprised of any related developments.
The merger agreement generally prohibits the Tammcorp board of directors from withdrawing or modifying in a manner adverse to Southern Missouri the board's recommendation that Tammcorp's shareholders vote to approve the merger agreement (referred to as a "change in recommendation").  At any time prior to the approval of the merger agreement by Tammcorp's shareholders, however, the Tammcorp board of directors may effect a change in recommendation in response to a bona fide written unsolicited acquisition proposal that the board determines in good faith, after consultation with outside legal counsel, constitutes a superior proposal.  The Tammcorp board of directors may not make a change in recommendation in response to a superior proposal, or terminate the merger agreement to pursue a superior proposal, unless it has given Southern Missouri at least four business days to propose a modification to the merger agreement and, after considering any such proposed modification, the Tammcorp board of directors determines in good faith, after consultation with counsel, that the proposal continues to constitute a superior proposal.
If Southern Missouri terminates the merger agreement based on a change in recommendation by the Tammcorp board of directors or Tammcorp terminates the merger agreement to pursue a superior proposal, Tammcorp will be required to pay Southern Missouri a termination fee of $1.0 million in cash.  See "-Termination of the Merger Agreement" and "-Termination Fee."
Exchange Offer for Minority Shareholders of Capaha Bank
In connection with the merger and the bank merger, Tammcorp has agreed under the merger agreement to offer all shareholders of Capaha Bank other than itself, which in total represents approximately 9.0% of the outstanding shares of Capaha Bank common stock, the opportunity to exchange each of their shares of common stock of Capaha Bank for  shares of Tammcorp common stock, which newly issued shares of Tammcorp common stock will, upon completion of the merger, be converted into the right to receive the merger consideration.  It is intended that the exchange will occur immediately prior to the consummation of the merger, such that if the merger is not consummated the exchange will not be consummated.
Tammcorp will provide the minority shareholders of Capaha Bank with an offering circular that describes the terms of the exchange offer, the merger and other pertinent information.  The form of stock exchange agreement to be entered into by Tammcorp with the minority shareholders of Capaha Bank who wish to participate in the share exchange transaction is included as Exhibit D to the merger agreement, a copy of which is attached to this proxy statement/prospectus as Appendix A.
After the completion of the merger, if there are any minority shareholders of Capaha Bank who did not participate in the share exchange transaction, Southern Missouri will adopt a new or amended plan of merger for the bank merger providing for the shares of Capaha Bank common stock owned by such non-participating minority shareholders to be converted into the right to receive consideration payable by Southern Missouri that is identical in form and amount to the merger consideration that such non-participating minority shareholders would have been entitled to receive under the merger agreement had they participated in the exchange transaction, subject to their rights under the Illinois Savings Bank Act to demand payment of the value of their shares of Capaha Bank common stock.   Under these circumstances, it is uncertain as to how soon after the merger the bank merger will occur; absent these circumstances, the bank merger is expected to occur immediately after the merger.
Conditions to Complete the Merger
Southern Missouri's and Tammcorp's respective obligations to complete the merger are subject to the satisfaction or, to the extent legally permitted, waiver of the following conditions:
•	the approval of the merger agreement by Tammcorp's shareholders;

•
the filing by Southern Missouri with NASDAQ of a notification form for the listing of the shares of Southern Missouri common stock to be issued in the merger, and the non-objection by NASDAQ to such listing;

•
the effectiveness of the registration statement of which this proxy statement/prospectus is a part, and the absence of any stop order (or proceedings for that purpose initiated or threatened and not withdrawn);

•	the absence of any order, injunction, decree or law preventing or making illegal the completion of the merger or the bank merger;
•
accuracy, as of the date of the merger agreement and as of the closing date of the merger, of the representations and warranties made by Southern Missouri and Tammcorp to the extent specified in the merger agreement, and the receipt by each party of an officer's certificate from the other party to that effect;

•
the performance by the other party in all material respects of all obligations required to be performed by it under the merger agreement and the receipt by each party of an officer's certificate from the other party to that effect; and

•
receipt by each party of an opinion of its legal counsel to the effect that on the basis of facts, representations and assumptions set forth or referred to in such opinion, the merger will qualify as a "reorganization" within the meaning of Section 368(a) of the Code.

The following are additional conditions to Southern Missouri's obligation to complete the merger:
•
the receipt of all necessary regulatory authorizations, consents, orders or approvals, including from the Federal Reserve Board, the Missouri Division and the Illinois Department, necessary to consummate the merger and the bank merger, without the imposition of any condition or requirement, which individually or in the aggregate, is deemed unduly burdensome by Southern Missouri, including any condition that would increase the minimum regulatory capital requirements of Southern Missouri or Southern Bank, and such authorizations, consents, orders and approvals shall remain in full force and effect and all statutory waiting period in respect thereof shall have expired;

•	the holders of less than 5.0% of the outstanding shares of Tammcorp common stock and Class A preferred stock shall have exercised dissenters' rights under Illinois law;
•	receipt by Tammcorp of all designated third party consents; and
•
Tammcorp shall have entered into the exchange agreement with the holders of at least 80% of the outstanding shares of common stock of Capaha Bank not owned by Tammcorp and completed the exchange offer and issuance of shares of Tammcorp common stock to such holders in accordance with the exchange agreement.

Neither Southern Missouri nor Tammcorp can provide assurance as to when or if all of the conditions to the merger can or will be satisfied or waived by the appropriate party.
Termination of the Merger Agreement
The merger agreement can be terminated at any time prior to completion of the merger in the following circumstances:
•	by mutual written consent of Southern Missouri and Tammcorp;

•
by either Southern Missouri or Tammcorp, if any governmental entity that must grant a required regulatory approval has denied approval of the merger or bank merger and such denial has become final and non-appealable or any governmental entity of competent jurisdiction has issued a final non-appealable order, injunction or decree permanently enjoining or otherwise prohibiting or making illegal the merger or bank merger, unless the failure to obtain a required regulatory approval is due to the failure of the party seeking to terminate the merger agreement to perform or observe its covenants and agreements under the merger agreement;

•
by either Southern Missouri or Tammcorp, if the merger has not been completed on or before July 31, 2017, unless the failure of the merger to be completed by that date is due to the failure of the party seeking to terminate the merger agreement to perform or observe its covenants and agreements under the merger agreement;

•
by either Southern Missouri or Tammcorp (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained in the merger agreement), if there is a breach of any of the covenants or agreements or any of the representations or warranties set forth in the merger agreement on the part of the other party which, either individually or in the aggregate, would constitute, if occurring or continuing on the merger closing date, the failure of a closing condition of the terminating party and which is not cured within 20 days following written notice to the party committing such breach, or which by its nature or timing cannot be cured during such period;

•
by Southern Missouri, if the board of directors of Tammcorp fails to recommend in this proxy statement/prospectus that its shareholders approve the merger agreement, or the Tammcorp board of directors withdraws, modifies or makes or causes to be made any third party or public communication announcing an intention to modify or withdraw such recommendation in a manner adverse to Southern Missouri, or Tammcorp materially breaches any of its obligations relating to third party acquisition proposals;

•
by either Southern Missouri or Tammcorp, if the special meeting of Tammcorp shareholders has been held (including any postponement or adjournment thereof) and the required vote to approve the merger agreement has not been obtained; provided in the case of a termination by Tammcorp that Tammcorp has complied in all material respects with its obligations under the merger agreement, including with respect to its board of directors recommending approval of the merger agreement and the non-solicitation of third party acquisition proposals;

•
by Tammcorp prior to Tammcorp obtaining shareholder approval of the merger agreement in order to enter into an agreement with respect to a third party superior unsolicited acquisition proposal, provided Tammcorp has not committed a material breach of its obligations with respect to third party acquisition proposals and concurrently with such termination pays Southern Missouri a termination fee of $1.0 million in cash.

Effect of Termination
If the merger agreement is terminated, it will become void and have no effect, except that (1) both Southern Missouri and Tammcorp will remain liable for any liabilities or damages arising out of its willful breach of any provision of the merger agreement except, in the case of Tammcorp, if the termination fee is paid, and (2) designated provisions of the merger agreement will survive the termination, including those relating to payment of fees and expenses.
Termination Fee
Southern Missouri will be entitled to a termination fee of $1.0 million from Tammcorp if the merger agreement is terminated under the following circumstances:

•
a termination by Southern Missouri based on (i) the board of directors of Tammcorp either failing to continue its recommendation that the Tammcorp shareholders approve the merger agreement or adversely changing such recommendation or (ii) Tammcorp materially breaching the provisions of the merger agreement relating to third party acquisition proposals;

•
a termination by Tammcorp prior to obtaining shareholder approval of the merger agreement in order to enter into an agreement with a third party with respect to an unsolicited superior acquisition proposal as described above; or

•
a termination by either Southern Missouri or Tammcorp as a result of the failure of Tammcorp's shareholders to approve the merger agreement if prior to such termination there is publicly announced another acquisition proposal and within one year of termination Tammcorp or Capaha Bank enters into a definitive agreement for or consummates an acquisition proposal.  For purposes of this bullet point, an acquisition proposal to acquire voting power in, or a portion of the business, assets or deposits of, Tammcorp or Capaha Bank must be for a majority of such voting power or a majority of the fair market value of such business, assets or deposits.

In the event Southern Missouri terminates the merger agreement as a result of a willful and material breach by Tammcorp of the provisions of the merger agreement relating to third party acquisition proposals, Southern Missouri is not required to accept the termination fee from Tammcorp and may pursue alternate relief against Tammcorp.
Expenses and Fees
All fees and expenses incurred in connection with the merger agreement and the transactions contemplated thereby will be paid by the party incurring such fee or expense, except that the costs and expenses of printing and mailing this proxy statement/prospectus will be paid by Tammcorp and all filing and other fees paid to the SEC in connection with the merger will be paid by Southern Missouri.
Amendment, Waiver and Extension of the Merger Agreement
Subject to compliance with applicable law, the merger agreement may be amended by the parties at any time before or after approval of the merger agreement by the shareholders of Tammcorp, except that after approval of the merger agreement by the shareholders of Tammcorp, there may not be, without further approval of such shareholders, any amendment of the merger agreement that requires further approval of such shareholders under applicable law.
At any time prior to completion of the merger, the parties may, to the extent legally allowed, extend the time for the performance of any of the obligations or other acts of the other party, waive any inaccuracies in the representations and warranties contained in the merger agreement or in any document delivered pursuant to the merger agreement, and waive compliance with any of the agreements or satisfaction of any conditions contained in the merger agreement.
Voting Agreement
As an inducement to Southern Missouri to enter into the merger agreement, John R. Abercrombie, the Chairman, President and Chief Executive Officer of Tammcorp and Capaha Bank, has entered into a voting agreement with Southern Missouri with respect to the shares of Tammcorp common stock and Class A preferred stock he owns. The following summary of the voting agreement is qualified in its entirety by reference to the form of voting agreement, a copy of which is attached as Exhibit A to the merger agreement, which is included in Appendix A to this proxy statement/prospectus.
Pursuant to the voting agreement, Mr. Abercrombie has agreed:
•	to vote, or cause to be voted, all of his shares of Tammcorp common stock and Class A preferred stock in favor of approval of the merger agreement; and

•
not to sell, transfer or otherwise dispose of any such shares of Tammcorp stock until after shareholder approval of the merger agreement, excluding (i) a transfer where the transferee has agreed in writing to abide by the terms of the voting agreement in a form reasonably satisfactory to Southern Missouri, (ii) a transfer by will or operation of law, or (iii) a transfer made with the prior written consent of Southern Missouri.

The obligations under the voting agreement will terminate on the first to occur of: (i) the termination of the merger agreement, (ii) the approval of the merger agreement by Tammcorp's shareholders, (iii) an amendment to the merger agreement which reduces the amount of or alters the form of the merger consideration, or (iv) the parties' mutual agreement to terminate the voting agreement.
MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER
The following summary describes generally the material U.S. federal income tax consequences of the merger to U.S. holders of Tammcorp common stock and Tammcorp Class A preferred stock. The term "U.S. holder" means a beneficial owner of shares of Tammcorp common stock or Tammcorp Class A preferred stock that is, for U.S. federal income tax purposes:
•	an individual citizen or resident of the United States;
•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States or any of its political subdivisions;
•
a trust that (i) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons or (ii) has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person for U.S. federal income tax purposes; or

•	an estate that is subject to U.S. federal income taxation on its income regardless of its source.
This discussion is based upon current provisions of the Code, the U.S. Treasury Regulations promulgated thereunder, judicial decisions and published positions of the Internal Revenue Service (the "IRS"), all as in effect as of the date of this document, and all of which are subject to change or differing interpretations, possibly with retroactive effect. Any such change or interpretation could affect the continued accuracy of the statements and conclusions set forth in this discussion.
This discussion is for general information only and does not purport to address all aspects of U.S. federal income taxation that may be relevant to particular holders of Tammcorp common stock or Tammcorp Class A preferred stock in light of their particular facts and circumstances. This discussion addresses only U.S. holders of Tammcorp common stock and Tammcorp Class A preferred stock that hold such stock as a "capital asset" within the meaning of Section 1221 of the Code (generally, property held for investment). This summary does not address any tax consequences of the merger under any state, local, or foreign laws or any federal laws other than those pertaining to income tax, nor does it address any considerations in respect of any withholding required pursuant to the Foreign Account Tax Compliance Act of 2010 (including the U.S. Treasury Regulations issued thereunder and intergovernmental agreements entered into pursuant thereto). This discussion does not address considerations that may be relevant to particular holders of Tammcorp common stock or Tammcorp Class A preferred stock in light of their individual circumstances or to holders of Tammcorp common stock or Tammcorp Class A preferred stock that are subject to special rules, including, without limitation, holders that are: (i) banks and other financial institutions; (ii) subchapter S corporations, entities or arrangements treated as partnerships for U.S. federal income tax purposes or other pass-through entities and investors therein; (iii) retirement plans; (iv) individual retirement accounts or other tax-deferred accounts; (v) holders who are liable for the alternative minimum tax; (vi) insurance companies; (vii) mutual funds; (viii) holders who actually or constructively own more than 5% of Tammcorp stock; (ix) holders who acquired their shares in exchange for shares of Capaha Bank's common stock; (x) tax-exempt organizations; (xi) dealers in securities or currencies; (xii) traders in securities that elect to use a mark-to-market method of accounting; (xiii) persons that hold Tammcorp stock as part of a straddle, hedge, constructive sale, conversion or other integrated transaction; (xiv) regulated investment companies; (xv) real estate investment trusts; (xvi) former citizens or former residents of the United States; (xvii) U.S. holders whose "functional currency" is not the U.S. dollar; (xviii) "controlled foreign corporations"; (xix) "passive foreign investment companies"; (xx) holders that exercise dissenters' rights; and (xxi) holders who acquired their shares of Tammcorp common stock or Tammcorp Class A preferred stock through the exercise of a stock option, through a tax qualified retirement plan or otherwise as compensation.
If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds Tammcorp common stock or Tammcorp Class A preferred stock, the tax treatment of a person treated as a partner in that partnership generally will depend upon the status of the partner and the activities of the partnership. Persons that for U.S. federal income tax purposes are treated as partners in partnerships holding shares of Tammcorp common stock or Tammcorp Class A preferred stock should consult their own tax advisors about the tax consequences of the merger to them.
ALL HOLDERS OF TAMMCORP STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE MERGER, INCLUDING THE APPLICABILITY AND EFFECTS OF U.S. FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX LAWS.
In connection with the filing with the SEC of the registration statement on Form S-4 of which this proxy statement/prospectus is a part, Silver, Freedman, Taff & Tiernan LLP, tax counsel to Southern Missouri, has rendered its tax opinion to Southern Missouri and Fenimore, Kay, Harrison & Ford, LLP, tax counsel to Tammcorp, has rendered its tax opinion to Tammcorp addressing the U.S. federal income tax consequences of the merger as described below. The discussion below of the material U.S. federal income tax consequences of the merger serves, insofar as such discussion constitutes statements of United States federal income tax law or legal conclusions, as the opinion of each of Silver, Freedman, Taff & Tiernan LLP and Fenimore, Kay, Harrison & Ford, LLP as to the material U.S. federal income tax consequences of the merger to the U.S. holders of Tammcorp common stock and Class A preferred stock. In rendering their respective tax opinions, each counsel relied upon representations and covenants, including those contained in certificates of officers of Southern Missouri and Tammcorp, reasonably satisfactory in form and substance to each such counsel. If any of the representations or assumptions upon which the opinions are based are inconsistent with the actual facts, the U.S. federal income tax consequences of the merger could be adversely affected. Copies of the tax opinions are attached as Exhibits 8.1 and 8.2 to the Registration Statement on Form S-4.
Treatment of the Merger as a "Reorganization"
The parties intend for the merger to be treated as a "reorganization" for U.S. federal income tax purposes. The obligations of the parties to complete the merger are conditioned on, among other things, the receipt by Tammcorp and Southern Missouri of tax opinions from Fenimore, Kay, Harrison & Ford, LLP and Silver, Freedman, Taff & Tiernan LLP, respectively, each dated and based on the facts and law existing as of the closing date of the merger, that for U.S. federal income tax purposes the merger will qualify as a "reorganization" within the meaning of Section 368(a) of the Code. In addition, the obligation of each of Fenimore, Kay, Harrison & Ford, LLP and Silver, Freedman, Taff & Tiernan LLP to deliver such opinions is conditioned on the merger satisfying the statutory and regulatory requirements of a "reorganization," including the "continuity of proprietary interest" requirement. That requirement generally will be satisfied if Southern Missouri common stock constitutes at least 40% of the value of the total consideration to be paid or deemed paid in the merger.
In the opinion of Fenimore, Kay, Harrison & Ford, LLP and Silver, Freedman, Taff & Tiernan LLP, in reliance on representation letters provided by Tammcorp and Southern Missouri and upon customary factual assumptions, as well as certain covenants and undertakings of Tammcorp and Southern Missouri, the merger will qualify as a "reorganization" within the meaning of Section 368(a) of the Code. If any of such representations, assumptions, covenants or undertakings are or become incorrect, incomplete, or inaccurate, or are violated, the validity of the opinions described above may be affected, and the U.S. federal income tax consequences of the merger could differ materially from those described below. Neither Southern Missouri nor Tammcorp has sought, and neither of them will seek, any ruling from the IRS regarding any matters relating to the merger, and the opinions described above will not be binding on the IRS or any court. Consequently, there can be no assurance that the IRS will not assert, or that a court would not sustain, a position contrary to any of the conclusions set forth in such opinions or below.

U.S. Federal Income Tax Consequences of the Merger to U.S. Holders
Subject to the qualifications and limitations set forth above, the material U.S. federal income tax consequences of the merger to U.S. holders will be as follows:
•	No gain or loss will be recognized by Southern Missouri or Tammcorp as a result of the merger.
•
A U.S. holder who receives a combination of shares of Southern Missouri common stock and cash (other than cash received in lieu of fractional shares of Southern Missouri common stock) in exchange for shares of Tammcorp common stock pursuant to the merger generally will recognize gain (but not loss) in an amount equal to the lesser of (i) the amount by which the sum of the fair market value of the Southern Missouri common stock (determined as of the effective time of the merger) and cash received by such U.S. holder of Tammcorp common stock exceeds such U.S. holder's adjusted tax basis in its Tammcorp common stock surrendered and (ii) the amount of cash received by such U.S. holder of Tammcorp common stock (in each case excluding any cash received in lieu of fractional shares of Southern Missouri common stock, which will be treated as discussed below). This gain generally will be capital gain and will be long-term capital gain if the holding period for the shares of Tammcorp common stock exchanged is more than one year at the time of completion of the merger.

•
A U.S. holder who receives a combination of shares of Southern Missouri common stock and cash (other than cash received in lieu of fractional shares of Southern Missouri common stock) in exchange for shares of Tammcorp Class A preferred stock pursuant to the merger generally will recognize gain (but not loss) in an amount equal to the lesser of (i) the amount by which the sum of the fair market value of the Southern Missouri common stock (determined as of the effective time of the merger) and cash received by such U.S. holder of Tammcorp Class A preferred stock exceeds such U.S. holder's adjusted tax basis in its Tammcorp Class A preferred stock surrendered and (ii) the amount of cash received by such U.S. holder of Tammcorp Class A preferred stock (in each case excluding any cash received in lieu of fractional shares of Southern Missouri common stock, which will be treated as discussed below). This gain generally will be capital gain and will be long-term capital gain if the holding period for the shares of Tammcorp Class A preferred stock exchanged is more than one year at the time of completion of the merger.

•
The aggregate tax basis of the Southern Missouri common stock received by a U.S. holder of Tammcorp common stock or Tammcorp Class A preferred stock in the merger (including any fractional shares of Southern Missouri common stock deemed received and exchanged for cash, as described below) will be the same as the aggregate tax basis of the Tammcorp common stock or Tammcorp Class A preferred stock for which it is exchanged, decreased by the amount of cash received in the merger (other than cash received in lieu of a fractional share of Southern Missouri common stock), and increased by the amount of gain recognized on the exchange, other than with respect to cash received in lieu of a fractional share of Southern Missouri common stock (regardless of whether such gain is classified as capital gain or as dividend income, as discussed below under "—Potential Recharacterization of Gain as a Dividend").

•
The holding period of Southern Missouri common stock received in exchange for shares of Tammcorp common stock or Tammcorp Class A preferred stock (including fractional shares of Southern Missouri common stock deemed received and exchanged for cash, as described below) will include the holding period of the Tammcorp common stock or Tammcorp Class A preferred stock for which it is exchanged.

If a U.S. holder of Tammcorp stock acquired different blocks or classes of Tammcorp stock at different times or at different prices, any gain or loss will be determined separately with respect to each block or class of Tammcorp stock, and such U.S. holder's tax basis and holding period in its shares of Southern Missouri stock may be determined with reference to each block or class of Tammcorp stock, in each case with the gain or loss, tax basis and holding period with respect to the Tammcorp common stock determined separately from the Tammcorp Class A preferred stock.  A loss realized on one block or class of shares may not be used to offset a gain realized on another block or class of shares in the merger. U.S. holders should consult their own tax advisors with regard to identifying the tax bases or holding periods of the particular shares of Southern Missouri stock received in the merger.
Potential Recharacterization of Gain as a Dividend
Any gain recognized by a U.S. holder of Tammcorp common stock or Class A preferred stock in connection with the merger generally will be capital gain unless such holder's receipt of cash has the effect of a distribution of a dividend, in which case the gain will be treated as a dividend to the extent of such holder's ratable share of Tammcorp's accumulated earnings and profits, as calculated for U.S. federal income tax purposes. For purposes of determining whether your receipt of cash has the effect of a distribution of a dividend, you will be treated as if you first exchanged all of your Tammcorp common stock or Tammcorp Class A preferred stock solely in exchange for Southern Missouri common stock and then Southern Missouri immediately redeemed a portion of that stock for the cash that you actually received in the merger (referred to herein as the "deemed redemption"). Receipt of cash will generally not have the effect of a dividend to you if such receipt is "not essentially equivalent to a dividend" or "substantially disproportionate," each within the meaning of Section 302(b) of the Code. In order for the deemed redemption to be "not essentially equivalent to a dividend," the deemed redemption must result in a "meaningful reduction" in your deemed percentage stock ownership of Southern Missouri following the merger. The determination generally requires a comparison of the percentage of the outstanding stock of Southern Missouri that you are considered to have owned immediately before the deemed redemption to the percentage of the outstanding stock of Southern Missouri that you own immediately after the deemed redemption. The IRS has indicated in rulings that any reduction in the interest of a minority shareholder that owns a small number of shares in a publicly and widely held corporation and that exercises no control over corporate affairs would result in capital gain (as opposed to dividend) treatment. For purposes of applying the foregoing tests, a shareholder will be deemed to own the stock the shareholder actually owns and the stock the shareholder constructively owns under the attribution rules of Section 318 of the Code. Under Section 318 of the Code, a shareholder will be deemed to own the shares of stock owned by certain family members, by certain estates and trusts of which the shareholder is a beneficiary, and by certain affiliated entities, as well as shares of stock subject to an option actually or constructively owned by the shareholder or such other persons. If, after applying these tests, the deemed redemption results in a capital gain, the capital gain will be long-term if your holding period for your Tammcorp common stock is more than one year as of the date of the exchange. If, after applying these tests, the deemed redemption results in the gain recognized being classified as a dividend, such dividend will be treated as either ordinary income or qualified dividend income. Any gain treated as qualified dividend income will be taxable to you at the long-term capital gains rate, provided you held the shares giving rise to such income for more than 60 days during the 121-day period beginning 60 days before the effective time of the merger. The determination as to whether you will recognize a capital gain or dividend income as a result of your exchange of Tammcorp common stock for a combination of Southern Missouri common stock and cash in the merger is complex and is determined on a shareholder-by-shareholder basis. Accordingly, we urge you to consult your own tax advisor with respect to any such determination that is applicable to your individual situation.
Receipt of Cash in Lieu of a Fractional Share of Southern Missouri Stock
A U.S. holder of Tammcorp common stock or Tammcorp Class A preferred stock who receives cash in lieu of a fractional share of Southern Missouri common stock will generally be treated as having received the fractional share pursuant to the merger and then as having exchanged the fractional share for cash in a redemption by Southern Missouri. As a result, such U.S. holder of Tammcorp common stock or Tammcorp Class A preferred stock will generally recognize gain or loss equal to the difference between the amount of cash received and the tax basis in its fractional share interest as set forth above. The gain or loss recognized by the U.S. holders described in this paragraph will generally be capital gain or loss, and will be long-term capital gain or loss if, as of the date of the exchange, the U.S. holder's holding period for the relevant share is greater than one year. The deductibility of capital losses is subject to limitations.

Dissenting Shareholders
If you are a holder of Tammcorp common stock or Tammcorp Class A preferred stock and you perfect your dissenters' rights with respect to your shares of such stock, you will generally recognize capital gain or loss equal to the difference between the amount of cash received in exchange for those shares and your tax basis in those shares. Any taxable gain or loss to a shareholder on the exchange of Tammcorp common stock or Tammcorp Class A preferred stock will generally be treated as either long-term or short-term capital gain or loss depending on such shareholder's holding period for such stock. The tax consequences of cash received may vary depending upon your individual circumstances. Each holder of Tammcorp stock who contemplates exercising statutory dissenters' rights should consult its tax adviser as to the possibility that all or a portion of the payment received pursuant to the exercise of such rights will be treated as dividend income.
Net Investment Income Tax
A holder of Tammcorp common stock or Class A preferred stock that is an individual is subject to a 3.8% tax on the lesser of: (1) his or her "net investment income" for the relevant taxable year, or (2) the excess of his or her modified adjusted gross income for the taxable year over a certain threshold (between $125,000 and $250,000 depending on the individual's U.S. federal income tax filing status). Estates and trusts are subject to similar rules. Net investment income generally would include any capital gain recognized in connection with the merger (including any gain treated as a dividend), as well as, among other items, other interest, dividends, capital gains and rental or royalty income received by such individual. Holders of Tammcorp common stock or Class A preferred stock should consult their tax advisors as to the application of this additional tax to their circumstances.
Backup Withholding
Payments of cash, including cash received in lieu of a fractional share of Southern Missouri common stock, to a U.S. holder of Tammcorp common stock or Tammcorp Class A preferred stock pursuant to the merger may, under certain circumstances, be subject to information reporting and backup withholding (currently at a rate of 28%) unless the U.S. holder provides proof of an applicable exemption or, in the case of backup withholding, furnishes its taxpayer identification number and otherwise complies with all applicable requirements of the backup withholding rules. Certain holders (such as corporations and non-U.S. holders) are exempt from backup withholding. Holders exempt from backup withholding may be required to comply with certification requirements and identification procedures in order to establish an exemption from information reporting and backup withholding or otherwise avoid possible erroneous backup withholding. Any amounts withheld from payments to a U.S. holder under the backup withholding rules are not additional tax and generally will be allowed as a refund or credit against the U.S. holder's U.S. federal income tax liability, provided the required information is timely furnished to the IRS.
Information Reporting
A U.S. holder of Tammcorp common stock or Tammcorp Class A preferred stock who receives Southern Missouri common stock as a result of the merger may be required to retain records pertaining to the merger. Each U.S. holder of Tammcorp common stock or Tammcorp Class A preferred stock who is required to file a U.S. federal income tax return and who is a "significant holder" that receives Southern Missouri common stock in the merger will be required to file a statement with such U.S. holder's U.S. federal income tax return for the year in which the merger is completed in accordance with Treasury Regulations Section 1.368-3(b). Such statement must set forth the fair market value, determined immediately before the exchange, of all the Tammcorp common stock and Tammcorp Class A preferred stock exchanged pursuant to the merger, and the holder's adjusted tax basis, determined immediately before the exchange, in its Tammcorp common stock and Tammcorp Class A preferred stock. A "significant holder" is a holder of Tammcorp stock who, immediately before the merger, owned at least 1% (by vote or value) of the outstanding stock of Tammcorp or securities of Tammcorp with a basis of at least $1.0 million.
This discussion does not address U.S. federal income tax consequences that may vary with, or are contingent upon, individual circumstances. Moreover, it does not address any non-income tax or any foreign, state or local tax consequences of the merger. Tax matters are very complicated, and the tax consequences of the merger to you will depend upon the facts of your particular situation. Accordingly, we strongly urge you to consult with your tax advisor to determine the particular federal, state, local or foreign income or other tax consequences to you of the merger.

INFORMATION ABOUT SOUTHERN MISSOURI
Southern Missouri, headquartered in Poplar Bluff, Missouri, is a bank holding company for Southern Bank. Southern Bank, founded in 1887, is a Missouri state-chartered, community-focused financial institution providing relationship banking through 36 locations in Missouri and Arkansas, as well as online/mobile channels.  As of December 31, 2016, Southern Missouri had assets of $1.5 billion, deposits of $1.2 billion, and stockholders' equity of $130.4 million.
As a bank holding company, Southern Missouri Bancorp, Inc. is regulated by the Federal Reserve Board. As a Missouri state-chartered trust company with banking powers, and a member of the Federal Reserve System, Southern Bank's primary regulators are the Missouri Department of Finance and the Federal Reserve Board.
The principal business of Southern Bank consists primarily of attracting retail deposits from the general public and using such deposits along with wholesale funding from the Federal Home Loan Bank of Des Moines, and to a lesser extent, brokered deposits, to invest to one-to-four-family residential mortgage loans, mortgage loans secured by commercial real estate, commercial non-mortgage business loans, and consumer loans.  These funds are also used to purchase mortgage-backed and related securities, U.S. Government Agency obligations, municipal bonds, and other permissible investments.
Southern Bank offers a variety of deposit accounts for individuals and businesses. Deposits are its primary source of funds for its lending and investing activities.
Southern Missouri regularly evaluates opportunities to expand through acquisitions and conducts due diligence activities in connection with such opportunities. As a result, acquisition discussions and, in some cases, negotiations, may take place at any time, and acquisitions involving cash or our debt or equity securities may occur.
Southern Missouri's principal office is located at 2991 Oak Grove Road, Poplar Bluff, Missouri 63901, and its telephone number is (573) 778-1800.  Southern Missouri's common stock is listed on the NASDAQ Global Market under the symbol "SMBC."
Additional information about Southern Missouri and its subsidiaries is included in documents incorporated by reference in this proxy statement/prospectus. See "Where You Can Find More Information."
INFORMATION ABOUT TAMMCORP
Tammcorp, Inc. was formed as an Illinois corporation in 1980 for the purpose of becoming a holding company for Capaha Bank, an Illinois state savings bank.  Tammcorp does not, as an entity, engage in separate business activities of a material nature apart from the activities it performs for Capaha Bank.  Its primary activities are to provide assistance in the management and coordination of Capaha Bank's financial resources.  Tammcorp has no significant assets other than all of the outstanding common stock of Capaha Bank.  Tammcorp derives its revenues primarily from the operations of Capaha Bank in the form of dividends received from Capaha Bank.
Capaha Bank was chartered as an Illinois state savings bank in 1955.  The main office of Capaha Bank is located in Tamms, Illinois.  Capaha Bank operates five branch offices, with a branch located in each of Alexander and Union Counties in Illinois, and with three branches located in Cape Girardeau County, Missouri.  As of December 31, 2016, Tammcorp had, on a consolidated basis, total assets of approximately $198.5 million, total deposits of approximately $176.9 million, total loans (net of allowance for loan losses) of approximately $157.0 million, and total shareholders' equity of approximately $16.6 million.  Tammcorp does not file reports with the SEC.  Tammcorp does, however, voluntarily provide certain financial reports, including annual audited financial statements, to its shareholders.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
 AND MANAGEMENT OF TAMMCORP
The following table sets forth certain information regarding the beneficial ownership of Tammcorp common stock and Class A preferred stock as of [●], 2017, by (1) each director and executive officer of Tammcorp, (2) each person who is known by Tammcorp to own beneficially 5% or more of the voting common stock of Tammcorp, and (3) all directors and executive officers as a group. Unless otherwise indicated, based on information furnished by such shareholders, management of Tammcorp believes that each person has sole voting and dispositive power over the shares indicated as owned by such person.  The address of each listed shareholder is c/o Tammcorp, Inc., One South Main Street, Cape Girardeau, Missouri 63703.
Name of Beneficial Owner	Amount and nature of beneficial ownership		Percent of class(1)
5% or Greater Shareholders:
Benton Hill Investment Co., Inc.	1,200		16.1%

Directors and Executive Officers:
John R. Abercrombie	3,811		51.3%
Kevin J. Essner	40		*
Timothy C. Goodman	1,200	(2)	16.1%
All directors and executive officers, as a group (three persons)	5,051		68.0%
* Equals less than 1%
(1) Percentage ownership based on 6,017 shares of Tammcorp common stock outstanding and 1,416 shares of Class A preferred stock outstanding as of [●], 2017, or a total of 7,433 shares, which vote together as a single class
(2) Represents shares held of record by Benton Hill Investment Co., Inc. and which are voted by Mr. Goodman.

COMPARATIVE MARKET PRICES AND DIVIDENDS ON COMMON STOCK
Southern Missouri common stock is listed on the NASDAQ Global Market under the symbol "SMBC."  The following table presents the high and low closing prices for the Southern Missouri's common stock for the six months ended December 31, 2016 and the years ended September 30, 2016 and 2015.
	Stock Price
	High	Low	Dividends per Share
2017 Quarters:
Second Quarter (ended 12/31/16)	$36.59	$24.30	$0.100
First Quarter (ended 9/30/16)	25.20	23.84	0.100

2016 Quarters:
Fourth Quarter (ended 6/30/16)	$24.86	$22.79	$0.090
Third Quarter (ended 3/31/16)	24.02	22.95	0.090
Second Quarter (ended 12/31/15)	24.40	21.26	0.090
First Quarter (ended 9/30/15)	21.50	18.75	0.090

2015 Quarters:
Fourth Quarter (ended 6/30/15)	$19.49	$18.44	$0.085
Third Quarter (ended 3/31/15)	19.95	18.11	0.085
Second Quarter (ended 12/31/14)	20.57	17.54	0.085
First Quarter (ended 9/30/14)	18.05	17.40	0.085

Southern Missouri's cash dividend payout policy is continually reviewed by management and the Board of Directors.  Southern Missouri intends to continue its policy of paying quarterly dividends; however future dividend payments will depend upon a number of factors, including capital requirements, regulatory limitations, Southern Missouri's financial condition, results of operations and Southern Bank's ability to pay dividends to Southern Missouri.  Southern Missouri relies upon dividends originating from Southern Bank to accumulate earnings for payment of cash dividends to stockholders.
Tammcorp has historically paid a cash dividend to its common shareholders equal to $3.15 per share and a cash dividend to holders of its Class A preferred stock equal to $18.00 per share.  The factors affecting Tammcorp's ability to pay cash dividends to its shareholders are similar to those affecting Southern Missouri's ability to pay dividends it its shareholders.  In addition, the merger agreement prohibits Tammcorp from increasing the amount of dividends paid to its shareholders without Southern Missouri's prior written consent.
On January 10, 2017, the day prior to the public announcement of the merger agreement, the high and low sales prices of shares of Southern Missouri common stock as reported on NASDAQ were $33.45 and $32.70, respectively. On ___________________, 2017, the last trading day before the printing of this proxy statement/prospectus, the high and low sales prices of shares of Southern Missouri common stock as reported on NASDAQ were $______ and $______, respectively.
As of ___________________, 2017, the last date prior to printing this proxy statement/prospectus for which it was practicable to obtain this information for Southern Missouri and Tammcorp, respectively, there were approximately 236 registered holders of Southern Missouri common stock, 24 registered holders of Tammcorp common stock and three registered holders of Tammcorp Class A preferred stock.

Tammcorp shareholders are advised to obtain a current market quotation for Southern Missouri's common stock. Current market quotations for Tammcorp's common stock and Class A preferred stock are not available. The market price of Southern Missouri common stock will fluctuate between the date of this proxy statement/prospectus and the date of completion of the merger. No assurance can be given concerning the market price of Southern Missouri common stock before or after the effective date of the merger. Changes in the market price of Southern Missouri common stock prior to the completion of the merger will affect the value of the stock portion of the merger consideration that holders of Tammcorp common stock and Class A preferred stock will receive upon completion of the merger.
DESCRIPTION OF SOUTHERN MISSOURI'S CAPITAL STOCK
The following information regarding the material terms of Southern Missouri's capital stock is qualified in its entirety by reference to Southern Missouri's articles of incorporation.
General
Southern Missouri's authorized capital stock currently consists of:
•	12,000,000 shares of common stock, $0.01 par value per share; and
•	500,000 shares of preferred stock, $0.01 par value per share.
As of December 31, 2016, there were 7,450,041 shares of Southern Missouri common stock issued and outstanding. No shares of Southern Missouri preferred stock are currently outstanding. Southern Missouri's common stock is listed on the NASDAQ Global Market under the symbol "SMBC."
Common Stock
Each share of Southern Missouri common stock has the same relative rights and is identical in all respects with each other share of Southern Missouri common stock. Common shareholders of Southern Missouri do not have the right to vote cumulatively in the election of directors.  Subject to any prior rights of the holders of preferred shares, each outstanding Southern Missouri common shares is entitled to such dividends as may be declared from time to time by Southern Missouri's board of directors out of legally available funds.  In the event of Southern Missouri's liquidation, dissolution or winding up, common shareholders will be entitled to their proportionate share of any assets remaining after payment of liabilities and any amounts due to the holders of preferred stock.  Southern Missouri common shareholders have no preemptive rights and no right to convert of exchange their shares of common stock into any other securities.
Preferred Stock
Southern Missouri's board of directors is authorized, generally without shareholder approval, to issue from time to time up to 500,000 shares of preferred stock (none of which are currently outstanding) in one or more series and to fix the rights, preferences, privileges and restrictions granted to or imposed upon the preferred shares, including voting rights, dividend rights, conversion rights, terms of redemption, liquidation preference, sinking fund terms and the number of shares constituting any series or the designation of a series.  Southern Missouri's board of directors may, generally without shareholder approval, issue preferred shares with voting and conversion rights that could adversely affect the voting power of common shareholders.  Any preferred shares issued would also rank senior to southern Missouri's common stock as to rights upon liquidation, winding-up or dissolution.  The issuance of convertible preferred shares could have the effect of delaying, deferring or preventing a change in control of Southern Missouri.  Southern Missouri has no present plans to issue any preferred shares.

Other Anti-Takeover Provisions
In addition to the ability to issue common and preferred stock without shareholder approval, Southern Missouri's charter and bylaws contain a number of provisions which may have the effect of delaying, deferring or preventing a change in control of Southern Missouri. See "Comparison of Shareholder Rights."
COMPARISON OF SHAREHOLDER RIGHTS
Tammcorp is incorporated under the laws of the State of Illinois.  Southern Missouri is incorporated under the laws of the State of Missouri.  The rights of holders of Tammcorp stock are governed by the laws of the state of Illinois and Tammcorp's articles of incorporation and bylaws.  The rights of holders of Southern Missouri stock are governed by the laws of the state of Missouri and Southern Missouri's articles of incorporation and bylaws. Consequently, after the merger, the rights of former shareholders of Tammcorp who receive shares of Southern Missouri common stock in the merger will be determined by reference to Southern Missouri's articles of incorporation and bylaws and Missouri law.
This section describes certain differences between the rights of Tammcorp shareholders and Southern Missouri shareholders, including those which may be material.  This section does not include a complete description of all differences among the rights of these shareholders, nor does it include a complete description of the specific rights of these shareholders. In addition, the identification of some of the differences in the rights of these shareholders is not intended to indicate that other differences that are equally important do not exist. The discussion in this section is qualified in its entirety by reference to the General and Business Corporation Law of Missouri (which we refer to as the MGBCL) and the IBCA, and to Southern Missouri's articles of incorporation and bylaws and Tammcorp's articles of incorporation and bylaws.   Copies of Southern Missouri's articles of incorporation and bylaws have been filed by Southern Missouri with the SEC. See "Where You Can Find More Information." Copies of Tammcorp's articles of incorporation and bylaws are available upon written request from [●].

TAMMCORP	SOUTHERN MISSOURI

Capitalization:

The articles of incorporation of Tammcorp authorize 221,500 shares of capital stock, which is made up of (i) 20,000 shares of common stock, $1.00 par value per share; (ii) 1,500 shares of Tammcorp Class A preferred stock, $180.00 par value per share; and (iii) 200,000 shares of undesignated preferred stock, $0.01 par value per share.

As of December 31, 2016, there were 6,017 shares of Tammcorp common stock and 1,416 shares of Tammcorp Class A preferred stock issued and outstanding.  No shares of Tammcorp undesignated preferred stock are currently issued or outstanding.
The board of directors is authorized to provide for the issuance of undesignated preferred stock in one or more classes or series and to fix the rights, designations, preferences related thereto.

The articles of incorporation of Southern Missouri authorize 12,000,000 shares of common stock, par value $0.01 per share, and 500,000 shares of preferred stock, par value $.01 per share.

As of December 31, 2016, there were 7,450,041 shares of Southern Missouri common stock and no shares of Southern Missouri preferred stock issued and outstanding.

Southern Missouri's common stock is listed on the NASDAQ Global Market under the symbol "SMBC."
Southern Missouri's board of directors is authorized to provide for the issuance of preferred stock in one or more classes or series and to fix the rights, designations, preferences related thereto.

Corporate Governance:

The rights of the Tammcorp shareholders are governed by Illinois law and the articles of incorporation and bylaws of Tammcorp.	The rights of the Southern Missouri shareholders are governed by Missouri law and the articles of incorporation and bylaws of Southern Missouri.

Convertibility of Stock:

The common stock of Tammcorp is not convertible into any other securities of Tammcorp.

The Tammcorp Class A preferred stock is convertible, at the election of the holder, at any time into a number of shares of Tammcorp common stock having a fair market value at the time of conversion equal to the par value of the Class A preferred stock that is being converted.  The procedure for converting shares of the Tammcorp Class A preferred stock into shares of Tammcorp common stock is set forth in Tammcorp's articles of incorporation.
The common stock of Southern Missouri is not convertible into any other securities of Southern Missouri.

Preemptive Rights:

Preemptive rights are denied pursuant to Tammcorp's articles of incorporation.	Preemptive rights are denied pursuant to Southern Missouri's articles of incorporation.

Election of Directors:

Tammcorp's articles of incorporation provide that the number of directors shall be three, or such other number as may be fixed from time to time in the manner provided in the company's bylaws.  Tammcorp currently has three directors.

The bylaws of Tammcorp provide that all elections for directors are to be determined by a plurality of the votes cast.  Holders of Tammcorp common stock and its Class A preferred stock vote together as a single class in the election of directors.

Southern Missouri's articles of incorporation provide that Southern Missouri will have the number of directors as may be fixed from time to time by its board of directors, provided that such number may not be less than five or more than 15.  Southern Missouri currently has nine directors.

Shareholders of Southern Missouri are not entitled to cumulate votes in the election of directors. Except with respect to any directors who may be elected by any class or series of Southern Missouri preferred stock, Southern

TAMMCORP	SOUTHERN MISSOURI

The bylaws of Tammcorp provide that, with the exception of board vacancies, directors shall be elected at the annual meeting of the shareholders for a one-year term.  Shareholders of Tammcorp are not entitled to cumulate votes in the election of directors.

Missouri's board of directors is divided into three classes, each of which contains one-third of the members of the board. The members of each class are elected for a term of three years, with the terms of office of all members of one class expiring each year so that approximately one-third of the total number of directors is elected each year.

Removal of Directors and Board Vacancies:

Tammcorp's bylaws provide that the shareholders have the power by an affirmative vote of a majority of the outstanding shares then entitled to vote for the election of directors at any regular meeting or special meeting expressly called for that purpose, to remove any director from office, with or without cause.

Tammcorp's bylaws also provide that, if the office of any director is or becomes vacant by reason of death, resignation, removal, or due to an increase in the number of directors, a majority of the surviving or remaining directors, though less than a quorum, may appoint a director to fill the vacancy until a successor has been duly elected at an annual meeting of Tammcorp's shareholders.

Southern Missouri's articles of incorporation provide that any director or the entire board of directors may be removed from office only for cause and only upon the affirmative vote of the holders of least 80% of the total votes to which all of the shares then entitled to vote at a meeting of shareholders called for an election of directors are entitled, provided that if less than the entire board is to be removed, no individual director may be removed if the votes cast against his or her removal would be sufficient to elect him or her as a director if cumulatively voted in an election of directors.

Southern Missouri's articles of incorporation also provide that any vacancy on the board shall be filled by a majority of the directors then in office (even if less than quorum). Any director elected to fill a vacancy in any class will have a term that expires at the next election of directors by the shareholders.

Southern Missouri's articles of incorporation provide further that any increase or decrease in the number of directors is to be apportioned among the classes so as to maintain the number of directors in each class as nearly equal as possible.

Amendment of Governing Documents:

Tammcorp's articles of incorporation generally may be amended at any annual or special meeting of the Tammcorp shareholders by a vote of a majority of the shares which are issued and outstanding and entitled to vote, except where a higher percentage is required by the articles of incorporation or by law.  The provision of Tammcorp's articles of incorporation which limits personal liability of Tammcorp's directors may not be amended except upon the affirmative vote of the holders of two-thirds or more of the issued and outstanding shares of Tammcorp stock which are entitled to vote.  Holders of Tammcorp common stock and its Class A preferred stock will vote together as a single class on any proposal to amend Tammcorp's articles of incorporation.

Tammcorp's bylaws may be amended by the affirmative vote of a majority of the company's board of directors.

Southern Missouri's articles of incorporation generally may be amended upon approval by its board of directors and the holders of a majority of the outstanding shares of Southern Missouri common stock. The amendment of the provisions of Southern Missouri's articles of incorporation pertaining to certain business combinations requires the approval of the holders of at least 80% of the voting power of the outstanding shares of stock entitled to vote generally in the  election of directors, voting as a single class, and the holders of at least a majority of the voting power of the outstanding shares of such stock not beneficially owned by any interested shareholder or its affiliates and associates, voting together as a single class.  In addition, an amendment of the provisions of Southern Missouri's articles of incorporation relating to the number, classification, election and removal of directors also requires the affirmative vote of the holders of at least 80% of the total votes to which all of the shares then

TAMMCORP	SOUTHERN MISSOURI

entitled to vote at a meeting of shareholders called for an election of directors are entitled, unless the amendment has been approved by Southern Missouri's board of directors by a 66 2/3% vote.

Southern Missouri's bylaws may be amended either by its board of directors, by a vote of two-thirds of the board, or by Southern Missouri's shareholders, by the vote of the holders of at least 80% of the outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class.

Shareholder Actions; Vote Requirements; Voting Limitations:

Tammcorp's bylaws provide that each shareholder shall have one vote for each share of stock entitled to vote under the provisions of the articles of incorporation (which includes shares of Tammcorp common stock and its Class A preferred stock) that are registered in such shareholder's name in the records of Tammcorp.  All matters, except as otherwise required by law, Tammcorp's articles of incorporation or bylaws, shall be determined by a majority of the votes cast.

Under Illinois law, the affirmative vote of the holders of at least two-thirds of the outstanding shares of the corporation entitled to vote is required to approve a merger or other fundamental business transaction.

Each share of Tammcorp common stock has one vote for each matter properly brought before the shareholders.  Each share of Tammcorp Class A preferred stock has one vote (voting together as a single class with the common shareholders) for each matter properly brought before a shareholders' meeting.

Tammcorp's bylaws provide that special shareholders' meetings may be called by Tammcorp's Chairman of the Board (if any), its President, or by the vote of a majority of Tammcorp's board of directors.  Special meetings of Tammcorp's shareholders may also be called by any shareholder owing at least one-fifth of all of the issued and outstanding shares of capital stock of the Tammcorp which are entitled to vote for the election of directors.

Missouri law and Southern Missouri's bylaws provide that on all matters, the affirmative vote of the holders of a majority of the shares entitled to vote with respect to the matter and represented in person or by proxy at a meeting of stockholders at which a quorum is present, will be the act of the shareholders unless the vote of a greater number is required by law, the articles of incorporation, or the bylaws.

Under Missouri law, the affirmative vote of the holders of at least two-thirds of the outstanding shares of the corporation entitled to vote is required to approve a merger or other fundamental business transaction.

Southern Missouri's articles of incorporation provides that certain business combinations (for example, mergers or consolidations, significant asset sales and significant stock issuances) involving "interested shareholders" of Southern Missouri require, in addition to any vote required by law, the approval of (i) the holders of at least 80% of the voting power of the outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class, and (ii) the holders of at least a majority of the voting power of the outstanding shares of such stock not beneficially owned by the interested shareholder and its affiliates and associates, voting together as a single class, unless a majority of the whole board has approved a memorandum of understanding with the interested shareholder with respect to, or on substantially the same terms as, the proposed business combination prior to the time the interested shareholder became an interested shareholder. An "interested shareholder" for purposes of this provision generally means a person who is a 10% or greater shareholder of Southern Missouri or who is an affiliate or associate of Southern Missouri and at any time within the prior two years was a 5% or greater shareholder of Southern Missouri.

The MGBCL contains a business combination statute that prohibits a business combination between a corporation and an interested shareholder (one who beneficially owns 20% or more of the corporation's outstanding voting stock or who is an affiliate or associate of the corporation and at any time within the previous five years was the beneficial owner of 20% or more of the corporation's outstanding voting stock) for a period of five years after the interested shareholder first becomes an interested shareholder, unless the business combination or the acquisition of stock that resulted in the interested shareholder becoming an interested shareholder is approved by the board of directors on or before the date that the interested shareholder became an interested shareholder or unless the corporation has exempted itself from the statute pursuant to a provision in its original articles of incorporation or, subject to certain conditions, a shareholder-approved bylaw amendment.  After the five-year period has elapsed, a corporation subject to the statute may not consummate a business combination with an interested shareholder unless the transaction has been approved by the holders of a majority of the voting stock excluding shares beneficially owned by the interested shareholder and its affiliates and associates. This approval requirement need not be met if certain fair price and terms criteria have been satisfied.  We are subject to the Missouri business combination statute.

Each share of Southern Missouri common stock has one vote for each matter properly brought before the shareholders, provided that under Southern Missouri's articles of incorporation, any person who beneficially owns in excess of 10% of the outstanding shares of Southern Missouri common stock may not vote the excess shares without the prior approval of a majority of the whole board (defined as the total number of directors Southern Missouri would have if there were no vacancies on its board).

The MGBCL contains a control share acquisition statute which, in general terms, provides that where a shareholder acquires issued and outstanding shares of a corporation's voting stock (referred to as control shares) within one of several specified ranges (one-fifth or more but less than one-third, one-third or more but less than a majority, or a majority or more), approval by shareholders of the control share acquisition must be obtained before the acquiring shareholder may vote the control shares. The required shareholder vote is a majority all votes entitled to be cast, excluding "interested shares," defined as shares held by the acquiring person, officers of the corporation and employees who are also directors of the corporation. A corporation may opt-out of the control share statute through a provision in its articles of incorporation or bylaws, which we have not done.  Accordingly, the Missouri control share acquisition statute applies to acquisitions of shares of our common stock.

Southern Missouri's bylaws provide that special meetings of shareholders may only be called by Southern Missouri's board of directors.

Indemnification; Limitation of Director Liability:

Tammcorp's articles of incorporation permit Tammcorp to agree to the terms and conditions upon which any director, officer, employee or agent of Tammcorp may be indemnified.

Tammcorp's bylaws require the corporation to  indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the Tammcorp) by reason of the fact that such person is or was a director or officer of the Tammcorp, or is or was serving at the request of the Tammcorp as a director or officer of another corporation, partnership, joint venture, trust, or other enterprise, against expenses, including attorney fees, judgments, fines, and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit, or proceeding if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Tammcorp, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

With respect to actions by or in the right of Tammcorp, the bylaws provide that Tammcorp must indemnify any person who was or is a party or is threatened to be made a party to such an action because of the fact that such person is or was a director or officer of Tammcorp, or is or was serving at the request of Tammcorp, as a director or officer of another corporation, partnership, joint venture, trust, or other enterprise against expenses, including attorney fees and amounts paid in settlement, actually and reasonably incurred by such person in connection with the defense or settlement of the action or suit if he or she acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of Tammcorp.  Notwithstanding the foregoing, no indemnification shall be made in respect of any claim, issue, or matter as to which such person shall have been adjudged to be liable for gross negligence or willful misconduct in the performance of his or her duty to Tammcorp unless and only to the extent that the court in which such action or suit was brought determines upon application that, despite the adjudication of liability and in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity

Southern Missouri's articles of incorporation require Southern Missouri to indemnify any present or former director or executive officer of Southern Missouri or any subsidiary of Southern Missouri against any and all expenses (including attorneys' fees), judgments, fines and amounts paid in settlement and reasonably incurred by such person in connection with any threatened, pending or completed civil, criminal, administrative or investigative action, suit, proceeding or claim (including any action by or in the right of Southern Missouri or a subsidiary) by reason of the fact that such person is or was serving in such capacity; provided, however, that no such person may be indemnified on account of (i) conduct which is finally adjudged to have been knowingly fraudulent or deliberately dishonest or to have constituted willful misconduct, or (ii) an accounting for profits pursuant to Section 16(b) of the Exchange Act.

Southern Missouri's articles of incorporation permit Southern Missouri, to the extent its board of directors deems appropriate, to indemnify any present or former nonexecutive officer, or employee or agent of Southern Missouri or any subsidiary or any person who was serving at the request of Southern Missouri as a director, officer, employee or agent of another entity against any and all expenses (including attorneys' fees), judgments, fines and amounts paid in settlement and reasonably incurred by such person in connection with any threatened, pending or completed civil, criminal, administrative or investigative action, suit, proceeding or claim (including any action by or in the right of Southern Missouri or a subsidiary) by reason of the fact that such person is or was serving in such capacity; provided, however, that no such person may be indemnified on account of (i) conduct which is finally adjudged to have been knowingly fraudulent or deliberately dishonest or to have constituted willful misconduct, or (ii) an accounting for profits pursuant to Section 16(b) of the Exchange Act.

for such expenses as the court shall deem proper.

Tammcorp's bylaws permit (but do not require) it to give further indemnity, in addition to the indemnity required above, to any person who is or was a director, officer, employee, or agent, or to any person who is or was serving at the request of Tammcorp as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, provided such further indemnity is either (i) authorized, directed, or provided for in Tammcorp's articles of incorporation; (ii) authorized, directed, or provided for in bylaws or in any agreement of Tammcorp which has been adopted by the shareholders of Tammcorp, and provided further that no such indemnity shall indemnify any person from or on account of such person's conduct which has been finally adjudged to have been knowingly fraudulent, deliberately dishonest, or willful misconduct.

The articles of incorporation provides that no director of Tammcorp will be personally liable to Tammcorp or its shareholders for breach of fiduciary duty as a director, except for liability of a director for (i) a breach of a director's duty of loyalty to Tammcorp or its shareholders, (ii) an act or omission not in good faith that constitutes a breach of duty of the director to Tammcorp or an act or omission that involves intentional misconduct or a knowing violation of the law, (iii) a transaction from which a director receives an improper benefit, whether or not the benefit resulted from an action taken within the scope of the director's office, or (iv) an act or omission for which the liability of a director is expressly provided for by an applicable statute.

Advance Notice Regarding Shareholder Proposals and Shareholder Nominations of Candidates for Election to the Board of Directors:

Tammcorp's articles of incorporation and bylaws do not require advance notice regarding shareholder proposals or shareholder nominations of candidates for election of to Tammcorp's board of directors at its annual shareholder meetings.

Southern Missouri's bylaws provide that it must receive written notice of any shareholder proposal for business at an annual meeting of shareholders not less than 90 days or more than 120 days before the anniversary of the preceding year's annual meeting. If the date of the current year annual meeting is advanced by more than 20 days or delayed by more than 60 days from the anniversary date of the preceding year's annual meeting, Southern Missouri must receive written notice of the proposal no earlier than the close of business on the 120th day prior to the date of the annual meeting and no later than the close of business on the later of the 90th day prior to the annual meeting or the 10th day following the day on which notice of the date of the meeting is mailed or public announcement of the date of the meeting date is first made, whichever occurs first.
Southern Missouri's bylaws also provide that it must receive written notice of any shareholder director nomination for a meeting of shareholders not less than 90 days or more than 120 days before the date of the meeting. If, however, less than 100 days' notice or prior public announcement of the date of the meeting is given or made to shareholders, Southern Missouri must receive notice of the nomination no later than the tenth day following the day on which notice of the date of the meeting is mailed or public announcement of the date of the meeting date is first made, whichever occurs first.

LEGAL MATTERS
The validity of the shares of Southern Missouri common stock to be issued in connection with the merger has been passed upon by Silver, Freedman, Taff & Tiernan LLP, Washington, D.C. Certain U.S. federal income tax consequences of the merger have been passed upon by Silver, Freedman, Taff & Tiernan LLP, Washington, D.C., and by Fenimore, Kay, Harrison & Ford, LLP, Austin, Texas.
EXPERTS
The consolidated financial statements of Southern Missouri Bancorp, Inc. appearing in Southern Missouri Bancorp, Inc.'s Annual Report (Form 10-K) as of and for the years ended June 30, 2016 and 2015 and for each year in the three-year period ended June 30, 2016 have been audited by BKD, LLP, an independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
Southern Missouri files annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy these filings at the public reference room of the SEC located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Southern Missouri's SEC filings are also available to the public from commercial document retrieval services and at the web site maintained by the SEC at "www.sec.gov." You may also obtain copies of this information by mail from the Public Reference Section of the SEC, at 100 F Street, N.W., Washington, D.C. 20549, at prescribed rates.
Southern Missouri filed with the SEC a registration statement on Form S-4 under the Securities Act of 1933 with respect to the shares of Southern Missouri common stock to be issued in the merger to the holders of Tammcorp common stock and Class A preferred stock.  This proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of Southern Missouri in addition to being a proxy statement of Tammcorp for the special meeting of Tammcorp's shareholders. As permitted by SEC rules, this proxy statement/prospectus does not contain all the information contained in the registration statement or the exhibits to the registration statement. The additional information may be inspected and copied as set forth above.
The SEC permits the incorporation by reference of information regarding Southern Missouri into this proxy statement/prospectus, which means that important business and financial information about Southern Missouri can be disclosed to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this document, and later information that Southern Missouri files with the SEC will update and supersede that information. This document incorporates by reference the documents set forth below that Southern Missouri has previously filed with the SEC and all documents filed by Southern Missouri with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this proxy statement/prospectus and before the date of the special meeting.

Southern Missouri Filings (SEC file number 000-23406)
This proxy statement/prospectus incorporates by reference the documents listed below that Southern Missouri has previously filed with the SEC (excluding any portion of these documents that has been furnished to and deemed not to be filed with the SEC).
Report(s)	Period(s) of Report(s) or Date(s) Filed
• Annual Report on Form 10-K	For the fiscal year ended June 30, 2016
• Quarterly Reports on Form 10-Q	For the quarters ended September 30, 2016 and December 31, 2016
• Current Reports on Form 8-K	Filed on July 20, 2016, July 27, 2016, September 22, 2016, October 19, 2016, November 1, 2016, November 21, 2016, January 13, 2017, January 19, 2017 and April 20, 2017

Except where the context otherwise indicates, Southern Missouri supplied all information contained or incorporated by reference in this document relating to Southern Missouri and Tammcorp supplied all information contained in this proxy statement/prospectus relating to Tammcorp.
You can obtain any of the documents incorporated by reference from the SEC. The documents incorporated by reference also are available from us without charge. Exhibits will not be sent, however, unless those exhibits have specifically been incorporated by reference into this document. You can obtain documents incorporated by reference into this document by writing or telephoning Southern Missouri at the address and telephone number that follows:
Southern Missouri Documents
Attention: Investor Relations
Southern Missouri Bancorp, Inc.
2991 Oak Grove Road
Poplar Bluff, Missouri 28801
(573) 778-1800

If you would like to request documents from Southern Missouri, you must do so by _________________, 2017 to receive them before the special meeting of Tammcorp's shareholders.
Neither Southern Missouri nor Tammcorp has authorized anyone to give any information or make any representation about the merger or the companies that is different from, or in addition to, that contained in this proxy statement/prospectus or in any of the materials that have been incorporated in this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this proxy statement/prospectus or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this proxy statement/prospectus does not extend to you. The information contained in this proxy statement/prospectus speaks only as of the date of this proxy statement/prospectus unless the information specifically indicates that another date applies.

APPENDIX A

AGREEMENT AND PLAN OF MERGER
by and between
SOUTHERN MISSOURI BANCORP, INC.
and
TAMMCORP, INC.

Dated as of January 11, 2017

TABLE OF CONTENTS
Page
RECITALS		A-1

ARTICLE I THE MERGER		A-2

1.1	The Merger	A-2
1.2	Effective Time	A-2
1.3	Effects of the Merger	A-2
1.4	Conversion of Stock	A-2
1.5	Incorporation Documents and By-Laws of the Surviving Company	A-5
1.6	Directors and Officers	A-5
1.7	The Bank Merger	A-5

ARTICLE II DELIVERY OF MERGER CONSIDERATION		A-6

2.1	Exchange Agent	A-6
2.2	Deposit of Merger Consideration	A-6
2.3	Delivery of Merger Consideration	A-6

ARTICLE III REPRESENTATIONS AND WARRANTIES OF TAMMCORP		A-10

3.1	Organization and Standing	A-10
3.2	Capitalization	A-11
3.3	Subsidiaries	A-12
3.4	Corporate Power	A-13
3.5	Authority; No Violation.	A-13
3.6	Consents and Approvals	A-14
3.7	Financial Reports; Absence of Certain Changes or Events.	A-14
3.8	Litigation	A-15
3.9	Regulatory Matters	A-15
3.10	Compliance with Laws	A-16
3.11	Material Contracts; Defaults	A-16
3.12	Brokers Fees	A-17
3.13	Employee Benefit Plans.	A-17
3.14	Labor Matters	A-20
3.15	Tammcorp Information	A-21
3.16	Takeover Laws	A-21
3.17	Environmental Matters	A-21
3.18	Tax Matters	A-21
3.19	Risk Management Instruments	A-22
3.20	Books and Records	A-22
3.21	Insurance	A-22
3.22	No Registration Obligation..	A-22
3.23	Accounting and Internal Controls.	A-22
3.24	Properties	A-23
3.25	Allowance for Loan Losses	A-23
3.26	Material Interests of Certain Persons.	A-23
3.27	Indemnification.	A-24
3.28	Loan Portfolio.	A-24
3.29	Securities Portfolio	A-25
3.30	Intellectual Property	A-25

A-ii

3.31	Tammcorp Offering Circular Information.	A-26
3.32	Reorganization.	A-26
3.33	Opinion of Financial Advisor	A-26
3.34	Fiduciary Business	A-26
3.35	Indemnification	A-26
3.36	Representations Not Misleading	A-26

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF SOUTHERN MISSOURI		A-27

4.1	Organization and Standing	A-27
4.2	Capitalization.	A-27
4.3	Subsidiaries.	A-28
4.4	Corporate Power	A-28
4.5	Corporate Authority.	A-28
4.6	Consents and Approvals; No Defaults.	A-28
4.7	Financial Reports and SEC Documents; Absence of Certain Changes or Events.	A-29
4.8	Litigation	A-30
4.9	Regulatory Matters	A-30
4.10	Compliance with Laws.	A-31
4.11	Employee Benefit Plans.	A-31
4.12	Labor Matters	A-34
4.13	Takeover Laws	A-34
4.14	Environmental Matters	A-34
4.15	Tax Matters	A-34
4.16	Risk Management Instruments	A-35
4.17	Books and Records	A-35
4.18	Insurance	A-35
4.19	Funds Available	A-35
4.20	Allowance for Loan Losses	A-35
4.21	Loan Portfolio.	A-35
4.22	Securities Portfolio	A-37
4.23	Southern Missouri Offering Circular Information	A-37
4.24	Reorganization	A-37
4.25	Southern Missouri Information	A-37
4.26	Insurance	A-38
4.27	Ownership of Tammcorp Capital Stock	A-38
4.28	Representations Not Misleading	A-38

ARTICLE V COVENANTS RELATING TO CONDUCT OF BUSINESS		A-38

5.1	Forbearances of Tammcorp	A-38
5.2	Forbearances of Southern Missouri	A-42

ARTICLE VI ADDITIONAL AGREEMENTS		A-43

6.1	Regulatory Matters.	A-43
6.2	Access to Information; Current Information; Consultation.	A-45
6.3	Shareholder Meeting	A-46
6.4	Reservation of Southern Missouri Common Stock; Nasdaq Listing.	A-47
6.5	Employee Matters.	A-47
6.6	Officers' and Directors' Insurance; Indemnification.	A-48
6.7	No Solicitation.	A-49
6.8	Notification of Certain Matters	A-51
6.9	Correction of Information	A-51

A-iii

6.10	System Integration	A-52
6.11	Coordination; Integration	A-52
6.12	Delivery of Agreements	A-52
6.13	Press Releases	A-52
6.14	Directors and Officers	A-52
6.15	Exchange Offer	A-52
6.16	Preparation of Offering Circular	A-52
6.17	The Bank Merger	A-53

ARTICLE VII CONDITIONS PRECEDENT		A-53

7.1	Conditions to Each Party's Obligations	A-53
7.2	Conditions to Obligations of Southern Missouri	A-53
7.3	Conditions to Obligations of Tammcorp	A-55

ARTICLE VIII TERMINATION AND AMENDMENT		A-56

8.1	Termination	A-56
8.2	Effect of Termination	A-57
8.3	Fees and Expenses	A-57
8.4	Termination Fee.	A-58
8.5	Amendment	A-58
8.6	Extension; Waiver	A-58

ARTICLE IX GENERAL PROVISIONS		A-59

9.1	Closing	A-59
9.2	Nonsurvival of Representations, Warranties and Agreements	A-59
9.3	Notices	A-59
9.4	Interpretation	A-60
9.5	Counterparts	A-60
9.6	Entire Agreement	A-60
9.7	Governing Law	A-60
9.8	Publicity	A-60
9.9	Assignment; Third Party Beneficiaries	A-61
9.10	Specific Performance; Time of the Essence	A-61

EXHIBITS

Exhibit A Exhibit B Exhibit C	Form of Voting Agreement Form of Non Solicitation Agreement Form of Bank Plan of Merger
Exhibit D	Form of Stock Exchange Agreement
Exhibit E	Form of Escrow Agreement

A-iv

INDEX OF DEFINED TERMS

Definition	Page
Acceptable Confidentiality Agreement	A-50
Acquisition Proposal	A-51
Aggregate Merger Consideration	A-3
Agreement	A-1
Amended Bank Plan of Merger	A-51
Articles of Merger	A-2
Assumed Outstanding Tammcorp Common Stock	A-11
Average Closing Price	A-3
Bank Merger	A-5
Bank Merger Certificates	A-6
Bank Plan of Merger	A-6
Capaha Minority Participating Bank Merger	A-51
Cancelled Shares	A-4
Certificate	A-3
Change in Recommendation	A-50
Claim	A-49
Closing	A-59
Closing Date	A-59
Code	A-1
Confidentiality Agreement	A-46
Covered Employees	A-47
Dissenting Shares	A-5
Distributable Amount	A-9
DPC Common Shares	A-4
Effective Time	A-2
Enforceability Exception	A-13
Escrow Account	A-9
Escrow Agreement	A-9
Exchange Agent	A-6
Exchange Agent Agreement	A-6
Exchange Fund	A-6
FDIC	A-12
Federal Reserve Board	A-14
FHLB	A-12
Form S-4	A-14
GAAP	A-11
GBCLM	A-2
Governmental Entity	A-14
IBCA	A-2
Illinois Secretary of State	A-2
Initial Cash Distribution	A-9
Insurance Amount	A-48
Intellectual Property	A-25
Letter of Transmittal	A-6
Loans	A-24
Material Adverse Effect	A-11
Measuring Date	A-4
Merger	A-1

A-v

Missouri Secretary of State	A-2
Nasdaq	A-3
Non-Participating Capaha Minority Stockholders	A-53
Non-Solicitation Agreement	A-1
Offering Circular	A-26
Parties	A-1
Per Share Cash Consideration	A-3
Per Share Stock Consideration	A-3
Previously Disclosed	A-10
Proxy Statement	A-14
Regulatory Authorities	A-15
Representative	A-9
Requisite Regulatory Approvals	A-55
SEC	A-14
Southern Missouri	A-1
Southern Missouri Common Stock	A-2
Southern Missouri Compensation and Benefit Plans	A-32
Southern Missouri Consultants	A-31
Southern Missouri Directors	A-32
Southern Missouri Disclosure Schedule	A-27
Southern Missouri Employees	A-31
Southern Missouri ERISA Affiliate	A-32
Southern Missouri ERISA Affiliate Plan	A-32
Southern Missouri Pension Plan	A-32
Southern Missouri's SEC Documents	A-29
Subsidiary	A-11
Superior Proposal	A-51
Surviving Bank	A-5
Surviving Company	A-1
Takeover Laws	A-21
Tammcorp	A-1
Tammcorp Articles	A-11
Tammcorp Audited Financial Statements	A-14
Tammcorp Board Recommendation	A-47
Tammcorp Bylaws	A-11
Tammcorp Class A Preferred Stock	A-3
Tammcorp Common Stock	A-2
Tammcorp Compensation and Benefit Plans	A-18
Tammcorp Confidential Information	A-50
Tammcorp Consultants	A-18
Tammcorp Contracts	A-17
Tammcorp Directors	A-18
Tammcorp Disclosure Schedule	A-10
Tammcorp Employees	A-18
Tammcorp ERISA Affiliate	A-18
Tammcorp ERISA Affiliate Plan	A-18
Tammcorp Financial Statements	A-14
Tammcorp Indemnified Party	A-49
Tammcorp Individuals	A-50
Tammcorp Pension Plan	A-18
Tammcorp Representatives	A-50

A-vi

Tammcorp Shareholder Approval	A-13
Tammcorp Shareholder Meeting	A-46
Tammcorp Unaudited Financial Statements	A-14
Tammcorp's Capital	A-4
Tax	A-22
Tax Return	A-22
Taxes	A-7
Termination Fee	A-58
Transaction Expenses	A-4
Trust Account Common Shares	A-4
Unduly Burdensome Condition	A-55
Voting Agreement	A-1
Withheld Amount	A-9

A-vii

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of January 11, 2017 (this "Agreement"), by and between Southern Missouri Bancorp, Inc., a Missouri corporation ("Southern Missouri"), and Tammcorp, Inc., an Illinois corporation ("Tammcorp", and together with Southern Missouri, the "Parties").
RECITALS
A.    The Boards of Directors of the Parties have determined that it is in the best interests of their respective companies and their shareholders to consummate the business combination transaction provided for in this Agreement in which Tammcorp will, on the terms and subject to the conditions set forth in this Agreement, merge with and into Southern Missouri (the "Merger"), with Southern Missouri as the surviving corporation in the Merger (sometimes referred to in such capacity as the "Surviving Company").
B.    As a condition to the willingness of Southern Missouri to enter into this Agreement, the Chief Executive Officer of Tammcorp has entered into a voting agreement ("Voting Agreement"), substantially in the form attached hereto as Exhibit A, dated as of the date hereof, with Southern Missouri.
C.    As a condition to the willingness of Southern Missouri to enter into this Agreement, all of the directors and the executive officers of Tammcorp listed on Exhibit B have entered into resignation, non-solicitation and confidentiality agreements (each a "Non-Solicitation Agreement"), substantially in the form attached hereto as Exhibit B, dated as of the date hereof but effective upon consummation of the Merger with Southern Missouri.
D.    The Parties intend the Merger to be treated as a reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"), and intend for this Agreement to constitute a "plan of reorganization" within the meaning of Treasury Regulations section 1.368-2(g).
E.    The Parties desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe certain conditions to the Merger.
NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained in this Agreement, the Parties agree as follows:

ARTICLE I

 THE MERGER
1.1	The Merger.
(a)    Subject to the terms and conditions of this Agreement, in accordance with the General  and Business Corporation Law of Missouri, as amended (the "GBCLM") and the Illinois Business Corporation Act (the "IBCA"), at the Effective Time (as defined in Section 1.2), Tammcorp shall merge with and into Southern Missouri. Southern Missouri shall be the Surviving Company in the Merger and shall continue its existence as a corporation under the laws of the State of Missouri. As of the Effective Time, the separate corporate existence of Tammcorp shall cease.
(b)    Subject to the consent of Tammcorp, which shall not be unreasonably withheld or delayed, Southern Missouri may at any time change the method of effecting the combination (including by providing for the merger of a wholly owned subsidiary of Southern Missouri with Tammcorp) and/or the Bank Merger (as defined below) if and to the extent requested by Southern Missouri; provided, however, that no such change or amendment shall (i) alter or change the amount or kind of the consideration to be received by the shareholders of Tammcorp, (ii) adversely affect the tax consequences of the Merger to the shareholders of Tammcorp or the tax treatment of either party pursuant to this Agreement or (iii) impede or materially delay consummation of the transactions contemplated by this Agreement.
1.2
Effective Time.  Subject to the terms and conditions of this Agreement, simultaneously with the Closing (as defined in Section 9.1) the Parties shall execute, and Southern Missouri shall cause to be filed, to the extent required, with the Secretary of State of the State of Missouri (the "Missouri Secretary of State") and the Secretary of State of the State of Illinois (the "Illinois Secretary of State"), articles of merger as provided in the GBCLM and/or IBCA (collectively the "Articles of Merger"). The Merger shall become effective at such time as designated in the Articles of Merger (the "Effective Time").

1.3	Effects of the Merger. At and after the Effective Time, the Merger shall have the effects set forth in the GBCLM and the IBCA.
1.4	Conversion of Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Tammcorp, Southern Missouri or the holders of any of the following securities:
(a)    Each share of common stock, $0.01 value, of Southern Missouri ("Southern Missouri Common Stock") issued and outstanding immediately prior to the Effective Time shall continue to be one validly issued, fully paid and nonassessable share of common stock, $0.01 par value, of the Surviving Company.
 (b)    Subject to Sections 1.4(e), (f), and (g), each share of common stock, $1.00 par value, of Tammcorp ("Tammcorp Common Stock") issued and outstanding immediately prior to the Effective Time, including Trust Account Common Shares and DPC Common Shares (as such terms are defined in Section 1.4(e)), but excluding any Cancelled Shares (as defined in Section 1.4(e)) and Dissenting Shares (as defined in Section 1.4(g)), and each share of Class A preferred stock, $180.00 par value, of Tammcorp ("Tammcorp Series A Preferred Stock")" issued and outstanding immediately prior to the Effective Time (on an as converted basis to a share of Tammcorp Common Stock, based on an exchange ratio in accordance with Tammcorp's Articles (as defined herein)), but excluding Dissenting Shares, shall be converted, in accordance with the procedures set forth in Article II, into the right to receive:

(i)
Per Share Cash Consideration:  A cash amount equal to the quotient of (1) 50% of the Aggregate Merger Consideration (which shall be equal to 1.4 times Tammcorp's Capital (defined below), subject to adjustment pursuant to Section 1.4 (c)), divided by (2) the sum of (A) the number of shares of Tammcorp Common Stock that will be issued and outstanding immediately prior to Closing assuming all minority stockholders of Capaha exchange their shares of Capaha common stock for shares of Tammcorp Common Stock upon consummation of the Exchange Offer (the "Assumed Outstanding Tammcorp Common Stock") and (B) a number of shares of Tammcorp Common Stock into which the shares of Tammcorp Class A Preferred Stock are convertible (the "Per Share Cash Consideration"); and

(ii)	Per Share Stock Consideration: The number of shares of Southern Missouri Common Stock equal to the quotient of (1) the Per Share Cash Consideration, divided by (2) the Average Closing Price;

"Average Closing Price" means the average of the daily closing sale prices (rounded to the nearest one ten thousandth) of Southern Missouri Common Stock on the Nasdaq Stock Market, Inc. ("Nasdaq") for the twenty (20) trading days ending on and including the fifth trading day immediately preceding the Closing Date (as defined in Section 9.1).

All of the shares of Assumed Outstanding Tammcorp Common Stock and Tammcorp Class A Preferred Stock converted into the right to receive the Merger Consideration pursuant to this Article I shall no longer be outstanding and shall automatically be cancelled and shall cease to exist as of the Effective Time, and each certificate previously representing any such shares of Assumed Outstanding Tammcorp Common Stock or Tammcorp Class A Preferred Stock (each, a "Certificate"), (it being understood that any reference to "Certificate" shall be deemed, as appropriate, to include reference to book-entry account statements relating to the ownership of Assumed Outstanding Tammcorp Common Stock and Tammcorp Class A Preferred Stock, and it being further understood that provisions herein relating to Certificates shall be interpreted in a manner that appropriately accounts for book-entry shares, including that, in lieu of delivery of a Certificate and a letter of transmittal as specified herein, shares held in book-entry form may be transferred by means of an "agent's message" to the Exchange Agent or such other similar evidence of transfer as the Exchange Agent may reasonably request), shall thereafter represent only the right to receive the Merger Consideration and/or any cash in lieu of a fractional share interest into which the shares of Tammcorp Common Stock or Tammcorp Class A Preferred Stock represented by such Certificate have been converted pursuant to this Section 1.4 and Section 2.3(f), as well as any dividends as provided in Section 2.3(c).

(c)    For purposes of this Agreement, "Tammcorp's Capital" means the consolidated equity capital of Tammcorp determined in accordance with GAAP (adjusted for the after-tax cost of the accrual of the Transaction Expenses (defined below)) as of the close of business on the last business day of the month immediately preceding the Effective Date (the "Measuring Date") which have not already been paid or accrued prior to that time, excluding the after-tax cost of any early termination fees related to vendor contracts of Tammcorp or any Subsidiary triggered as a result of the Merger, including data conversion expense and contract termination charges, as well as expenses to provide "tail coverage" for Tammcorp's directors' and officers' liability policy pursuant to Section 6.6 of this Agreement, but increased by the amount of any special loan loss reserve held by the Bank as a specific reserve with respect to the lending relationships or new or related loans to such borrowers described or referred to in Section 2.3(i) below, if any, which is not otherwise netted against the unpaid balance of such loans as provided in such Section 2.3(i).
"Transaction Expenses" means the fees, expenses and costs (i) of accountants, financial advisors, counsel and other advisors incurred by Tammcorp and its wholly-owned subsidiary, Capaha Bank ("Capaha") in connection with the Merger, the Exchange Offer and the transactions contemplated thereby, (ii) for printing and mailing of the Offering Circular (which shall not include costs incurred by Southern Missouri for a financial printer in connection with its preparation and filing of the Form S-4 with the SEC), (iii) any payments to or for officers of Tammcorp or its Subsidiaries  who participate in Tammcorp's deferred compensation plans, to the extent such amounts have not already been accrued, and (iv) for any severance payments, change in control payments or retention payments to Tammcorp or any of its Subsidiaries' employees deemed necessary or appropriate by Tammcorp and Southern Missouri in connection with the Merger as set forth in Section 1.4(c) of the Tammcorp Disclosure Schedule; provided, however, that Transaction Expenses shall not be deemed to include payments proposed to be made upon the Effective Date to the Executive Vice President of Capaha in consideration of a certain Non-Competition Agreement entered into between the Executive Vice President and SMBC of even date herewith, as more fully described in Schedule 1.4(c) hereto, which payments shall instead be made by means of a corresponding reduction of the Aggregate Merger Consideration.
(d)    Tammcorp shall, within five business days after the Measuring Date, provide Southern Missouri with a calculation of Tammcorp's Capital as contemplated by Section 1.4(c).  If Southern Missouri disagrees with such calculation of Tammcorp's Capital, then Tammcorp and Southern Missouri shall attempt to resolve any such disagreement.  If Tammcorp and Southern Missouri cannot resolve any such disagreement within ten (10) business days after Southern Missouri has informed Tammcorp of such disagreement, then an independent accounting firm mutually agreed to by Tammcorp and Southern Missouri shall resolve any such disagreement which resolution, in the absence of any mathematical error, shall be final and binding upon Tammcorp and Southern Missouri.
(e)    All shares of Tammcorp Common Stock that are owned immediately prior to the Effective Time by Tammcorp or Southern Missouri (other than shares of Tammcorp Common Stock held in trust accounts, managed accounts, mutual funds and the like, or otherwise held in a fiduciary or agency capacity, that are beneficially owned by third parties (any such shares, "Trust Account Common Shares") and other than shares of Tammcorp Common Stock held, directly or indirectly, by Tammcorp or Southern Missouri in respect of a debt previously contracted (any such shares, "DPC Common Shares") shall be cancelled and shall cease to exist and no stock of Southern Missouri or other consideration shall be delivered in exchange therefor (any such shares, the "Cancelled Shares").
(f)    If, between the date of this Agreement and the Effective Time, the outstanding shares of Southern Missouri Common Stock shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other similar change in capitalization, and such change would have an economic effect on the value of the stock portion of the Merger Consideration, then an appropriate and proportionate adjustment shall be made to the Per Share Stock Consideration to provide the holders of Assumed Outstanding Tammcorp Common Stock and Tammcorp Class A Preferred Stock converted into Merger Consideration the same economic effect as contemplated by this Agreement with respect to the stock portion of the Merger Consideration prior to such event; provided, however, that nothing in this Section 1.4(f) shall be construed to permit Southern Missouri to take any action with respect to its securities that is prohibited by the terms of this Agreement.
(g)    Holders of shares of Tammcorp Common Stock and Tammcorp Class A Preferred Stock who have not voted in favor of the Merger and otherwise complied with the requirements of Article 11 (to the extent applicable) of the IBCA will be entitled to exercise such rights with respect to the shares as to which rights have been perfected ("Dissenting Shares"), to the extent available under the IBCA.  Dissenting Shares shall not be converted into the right to receive the Merger Consideration but shall only be entitled to receive such consideration as will be determined under the IBCA.  Each share of Tammcorp Common Stock and Tammcorp Class A Preferred Stock that is outstanding immediately prior to the Effective Time and with respect to which dissenters rights under the IBCA may be, but have not yet been perfected will, if and when such dissenters rights can no longer be legally perfected or exercised under the IBCA, be converted into a right to receive the Merger Consideration, and will no longer be a Dissenting Share.  Prior to the Closing Date, Tammcorp shall from time to time give prompt notice to Southern Missouri of any notifications, demands, attempted withdrawals of such demands and any other instruments served or delivered pursuant to the IBCA by or to Tammcorp for appraisal or determination of the fair value of shares. Southern Missouri shall have a right to participate in and direct all negotiations and proceedings with respect to such demands.  Prior to the Effective Time, Tammcorp shall not, except with the prior written consent of Southern Missouri, which consent shall not be unreasonably withheld, make any payment with respect to, settle, or offer to settle, any such demands.
1.5
Incorporation Documents and By-Laws of the Surviving Company.  At the Effective Time, the articles of incorporation of Southern Missouri in effect immediately prior to the Effective Time shall be the articles of incorporation of the Surviving Company until thereafter amended in accordance with applicable law, and the by-laws of Southern Missouri in effect immediately prior to the Effective Time shall be the by-laws of the Surviving Company until thereafter amended in accordance with applicable law and the terms of such by-laws.

1.6
Directors and Officers.  The directors and officers of Southern Missouri immediately prior to the Effective Time shall be the directors and officers of the Surviving Company and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.

1.7
The Bank Merger.  Immediately after the Effective Time, Southern Missouri intends to merge Capaha with and into Southern Bank (the "Bank Merger") in accordance with the provisions of applicable banking laws and regulations and Southern Bank shall be the resulting institution or surviving bank (the "Surviving Bank"). The Bank Merger shall have the effects as set forth under applicable banking laws and regulations and the Boards of Directors of the Parties shall approve, and shall cause the boards of directors of Capaha and Southern Bank, respectively, to approve, a separate combination agreement/plan of merger (the "Bank Plan of Merger") in substantially the form attached hereto as Exhibit C, and cause the Bank Plan of Merger to be executed and delivered as soon as practicable following the date of execution of this Agreement. In addition, Tammcorp shall cause Capaha, and Southern Missouri shall cause Southern Bank, to execute and file in accordance with applicable banking laws and regulations such articles of merger or combination, corporate resolutions, and/or other documents and certificates as are necessary to make the Bank Merger effective (the "Bank Merger Certificates").  For purposes of this Agreement, the Bank Merger and all of Tammcorp's obligations with respect to thereto are subject to the condition that there are no Non-Participating Capaha Minority Stockholders (as defined in Section 6.17) following completion of the Exchange Offer.  In the event that there are any Non-Participating Capaha Minority Stockholders following completion of the Exchange Offer, the Bank Plan of Merger will be amended or restated in the manner provided in Section 6.17

ARTICLE II

 DELIVERY OF MERGER CONSIDERATION
2.1    Exchange Agent.  Prior to the Effective Time, Southern Missouri shall appoint an unrelated bank or trust company reasonably acceptable to Tammcorp, or Southern Missouri's transfer agent, pursuant to an agreement (the "Exchange Agent Agreement") to act as exchange agent (the "Exchange Agent") hereunder.
2.2    Deposit of Merger Consideration.  At or prior to the Effective Time, Southern Missouri shall (i) deposit with the Exchange Agent, or authorize the Exchange Agent to issue, an aggregate number of shares of Southern Missouri Common Stock equal to the stock portion of the Aggregate Merger Consideration and (ii) subject to Section 2.3(i), deposit, or cause to be deposited with, the Exchange Agent, the cash portion of the Aggregate Merger Consideration plus, to the extent then determinable, any cash payable in lieu of fractional shares pursuant to Section 2.3(f) (together, the "Exchange Fund") and Southern Missouri shall instruct the Exchange Agent to timely deliver the Merger Consideration.
2.3    Delivery of Merger Consideration.
 (a)    As soon as reasonably practicable after the Effective Time (and in any event within five (5) days thereafter), and subject to the receipt by the Exchange Agent of a list of Tammcorp's shareholders in a format that is reasonably acceptable to the Exchange Agent, the Exchange Agent shall mail to each holder of a Certificate, (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to each Certificate shall pass, only upon delivery of such Certificate (or an affidavit of loss in lieu of such Certificate) to the Exchange Agent) in such form and substance as shall be prescribed by the Exchange Agent Agreement (the "Letter of Transmittal") and (ii) instructions for use in surrendering each Certificate in exchange for the Merger Consideration, any cash in lieu of a fractional share of Southern Missouri Common Stock to be issued or paid in consideration therefor and any dividends or distributions to which such holder is entitled pursuant to Section 2.3(c).

 (b)    Within five (5) days after surrender to the Exchange Agent of its Certificate or Certificates, accompanied by a properly completed Letter of Transmittal, such holder of

Tammcorp Common Stock or Tammcorp Class A Preferred Stock will be entitled to receive the Merger Consideration, any cash in lieu of a fractional share of Southern Missouri Common Stock to be issued or paid in consideration therefor, and any dividends or distributions to which such holder is entitled pursuant to Section 2.3(c), in respect of the shares of Tammcorp Common Stock or Tammcorp Class A Preferred Stock represented by such holder's Certificate or Certificates.  Until so surrendered, each Certificate shall represent after the Effective Time, for all purposes, only the right to receive, without interest, the Merger Consideration, any cash in lieu of a fractional share of Southern Missouri Common Stock to be issued or paid in consideration therefor upon surrender of such Certificate in accordance with, and any dividends or distributions to which such holder is entitled pursuant to, this Article II.

 (c)    No dividends or other distributions with respect to Southern Missouri Common Stock shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Southern Missouri Common Stock represented thereby, in each case unless and until the surrender of such Certificate in accordance with this Article II.  Subject to the effect of applicable abandoned property, escheat or similar laws, following surrender of any such Certificate in accordance with this Article II, the record holder thereof shall be entitled to receive, without interest, and in addition to the other amounts set forth herein, (i) the amount of dividends or other distributions with a record date after the Effective Time theretofore payable with respect to the whole shares of Southern Missouri Common Stock represented by such Certificate and not paid and (ii) at the appropriate payment date, the amount of dividends or other distributions payable with respect to whole shares of Southern Missouri Common Stock represented by such Certificate with a record date after the Effective Time (but before such surrender date) and with a payment date subsequent to the issuance of the Southern Missouri Common Stock issuable with respect to such Certificate.

 (d)    In the event of a transfer of ownership of a Certificate representing Tammcorp Common Stock or Tammcorp Class A Preferred Stock prior to the Effective Time that is not registered in the stock transfer records of Tammcorp, the Merger Consideration, any cash in lieu of a fractional share of Southern Missouri Common Stock to be issued or paid in consideration therefor, and any dividends or distributions to which such holder is entitled, shall be issued or paid in exchange therefor to a person other than the person in whose name the Certificate so surrendered is registered if the Certificate formerly representing such Tammcorp Common Stock or Tammcorp Class A Preferred Stock shall be properly endorsed or otherwise be in proper form for transfer and the person requesting such payment or issuance shall pay any transfer or other similar Taxes (as defined in Section 3.18) required by reason of the payment or issuance to a person other than the registered holder of the Certificate or establish to the satisfaction of Southern Missouri that the Tax has been paid or is not applicable.  The Exchange Agent (or, subsequent to the earlier of (x) six months after the Effective Time and (y) the expiration or termination of the Exchange Agent Agreement, Southern Missouri) shall be entitled to deduct and withhold from the cash portion of the Merger Consideration and any cash in lieu of a fractional share of Southern Missouri Common Stock otherwise payable pursuant to this Agreement to any holder of Tammcorp Common Stock or Tammcorp Class A Preferred Stock such amounts as the Exchange Agent or Southern Missouri, as the case may be, is required to deduct and withhold under the Code, or any provision of state, local or foreign tax law, with respect to the making of such payment.  To the extent amounts are so withheld by the Exchange Agent or Southern Missouri, as the case may be, and timely paid over to the appropriate Governmental Entity (as defined in Section 3.6), such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of shares of Tammcorp Common Stock or Tammcorp Class A Preferred Stock in respect of whom such deduction and withholding was made by the Exchange Agent or Southern Missouri, as the case may be.

 (e)    After the Effective Time, there shall be no transfers on the stock transfer books of Tammcorp of the shares of Tammcorp Common Stock or Tammcorp Class A Preferred Stock that were issued and outstanding immediately prior to the Effective Time other than to settle transfers of Tammcorp Common Stock or Tammcorp Class A Preferred Stock that occurred prior to the Effective Time.  If, after the Effective Time, Certificates representing such shares are presented for transfer to the Exchange Agent, they shall be cancelled and exchanged for the Merger Consideration, any cash in lieu of fractional shares of Southern Missouri Common Stock to be issued or paid in consideration therefor, and any dividends or distributions to which such holder is entitled, in accordance with the procedures set forth in this Article II.

 (f)    Notwithstanding anything to the contrary contained in this Agreement, no fractional shares of Southern Missouri Common Stock shall be issued upon the surrender of Certificates for exchange, no dividend or distribution with respect to Southern Missouri Common Stock shall be payable on or with respect to any fractional share, and such fractional share interest shall not entitle the owner thereof to vote or to any other rights of a shareholder of Southern Missouri.  In lieu of the issuance of any such fractional share, Southern Missouri shall pay to each former shareholder of Tammcorp who otherwise would be entitled to receive such fractional share an amount in cash (rounded to the nearest cent) determined by multiplying (i) the Average Closing Price by (ii) the fraction of a share (after taking into account all shares of Tammcorp Common Stock and Tammcorp Class A Preferred Stock held by such holder at the Effective Time and rounded to the nearest one ten thousandth when expressed in decimal form) of Southern Missouri Common Stock to which such holder would otherwise be entitled to receive pursuant to Section 1.4(b).

 (g)    Any portion of the Exchange Fund that remains unclaimed by the shareholders of Tammcorp at the expiration of six months after the Effective Time shall be paid to Southern Missouri.  In such event, any former shareholders of Tammcorp who have not theretofore complied with this Article II shall thereafter look only to Southern Missouri with respect to the Merger Consideration, any cash in lieu of any fractional share interest and any unpaid dividends and distributions on the Southern Missouri Common Stock deliverable in respect of the shares represented by a Certificate such shareholder holds as determined pursuant to this Agreement, in each case, without any interest thereon.  Notwithstanding the foregoing, none of Southern Missouri, Tammcorp, the Surviving Company, the Exchange Agent or any other person shall be liable to any former holder of shares of Tammcorp Common Stock or Tammcorp Class A Preferred Stock for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar laws.

 (h)    In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by Southern Missouri or the Exchange Agent, the posting by such person of a bond in such amount as Southern Missouri or the Exchange Agent may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration, any cash in lieu of any fractional share interest and any dividends and distributions to which such person is entitled in respect thereof pursuant to this Agreement.

 (i)    At the Effective Time, a portion of the Merger Consideration that shall be in an amount equal to the unpaid balance of principal plus interest accrued with respect to those lending relationships identified in Schedule 2.3(i) hereto, or any new or related loans to such borrowers, net of any amounts theretofore charged off by the Bank with respect to such loans prior to the Effective Time and net of any amounts held by the Bank as of the Effective Time as a special or designated loan loss reserve with respect to such loans, shall be withheld by Southern Missouri and deposited in an account at Southern Bank (the "Withheld Amount").

 (A)    Payment of the Merger Consideration.  The cash portion of the Merger Consideration shall be paid in two installments.  The first installment, which shall be paid upon surrender of share certificates by each former holder of Tammcorp Common Stock and Tammcorp Class A Preferred Stock at or promptly after the Effective Time as required in Section 2.3(b), shall be determined by subtracting the Withheld Amount from the cash portion of the Merger Consideration and dividing the result by the number of shares of Assumed Outstanding Tammcorp Common Stock immediately prior to the Effective Time plus a number of shares of Tammcorp Common Stock into which the shares of Tammcorp Class A Preferred Stock are convertible immediately prior to the Effective Time (the "Initial Cash Distribution").  The second installment of the cash portion of the Merger Consideration will consist of the Withheld Amount, subject to reductions authorized in Section 2.3(i)(B), and will be paid (if paid at all) in accordance with the provisions of Section 2.3(i)(B).

 (B)    Withheld Amount, Escrow Account and Escrow Agreement.  The Withheld Amount shall be deposited in a money market account at Southern Bank on behalf of the former holders of Tammcorp Common Stock and Tammcorp Class A Preferred Stock at the Effective Time and Southern Missouri (the "Escrow Account"), subject to the terms and conditions of the Escrow Agreement attached hereto as Exhibit E (the "Escrow Agreement").  The holders of Tammcorp Common Stock and Tammcorp Class A Preferred Stock shall approve the Escrow Agreement as part of their written consent to the Merger.  Pursuant to the Escrow Agreement, John R. Abercrombie shall serve as the representative (the "Representative") for the former holders of Tammcorp Common Stock and Tammcorp Class A Preferred Stock for purposes of the Escrow Account, and Tammcorp, on behalf of its shareholders, hereby irrevocably appoints John R. Abercrombie to serve as Representative to act in accordance with this Section 2.3(i)(B) and the Escrow Agreement on behalf of its shareholders.  All actions, determinations and decisions by Representative shall be binding, conclusive and final upon all former holders of Tammcorp Common Stock and Tammcorp Class A Preferred Stock.  John R. Abercrombie shall accept this appointment by executing the Escrow Agreement.  The Withheld Amount, plus interest thereon, shall be distributed to former holders of Tammcorp Common Stock and Tammcorp Class A Preferred Stock subject to, and in accordance with, the terms and conditions of the Escrow Agreement.

ARTICLE III

 REPRESENTATIONS AND WARRANTIES OF TAMMCORP
Except as disclosed in the disclosure schedule delivered by Tammcorp to Southern Missouri concurrently herewith (the "Tammcorp Disclosure Schedule") or as previously provided to Southern Missouri ("Previously Disclosed"); provided, that (a) no such item is required to be set forth as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect, (b) the mere inclusion of an item in the Tammcorp Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by Tammcorp that such item represents a material exception or fact, event or circumstance or that such item is reasonably likely to result in a Material Adverse Effect (as defined in Section 3.1(a)) and (c) any disclosures made with respect to a section of Article III shall be deemed to qualify

(1) any other section of Article III specifically referenced or cross-referenced and (2) other sections of Article III to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross reference) from a reading of the disclosure that such disclosure applies to such other sections, Tammcorp hereby represents and warrants to Southern Missouri as follows:
3.1    Organization and Standing.
(a)    Tammcorp is a corporation duly organized, validly existing and in good standing under the laws of the State of Illinois. Tammcorp is duly qualified to do business and is in good standing in the states of the United States and any foreign jurisdictions where its ownership or leasing of property or assets or the conduct of its business requires it to be so qualified, except where the failure to be so qualified would not have a Material Adverse Effect on Tammcorp.  Tammcorp is a registered bank holding company with the Federal Reserve Board.  As used in this Agreement, the term "Material Adverse Effect" means, with respect to Southern Missouri, Tammcorp or the Surviving Company, as the case may be, a Material Adverse Effect on (i) the business, properties, results of operations or financial condition of such party and its Subsidiaries taken as a whole (provided, however, that, with respect to this clause (i), Material Adverse Effect shall not be deemed to include the impact of (A) changes, after the date hereof, in United States generally accepted accounting principles ("GAAP") or applicable regulatory accounting requirements, (B) changes, after the date hereof, in laws, rules or regulations of general applicability to companies in the industries in which such party and its Subsidiaries operate, or interpretations thereof by courts or Governmental Entities, (C) changes, after the date hereof, in global, national or regional political conditions (including the outbreak of war or acts of terrorism) or in economic or market (including equity, credit and debt markets, as well as changes in interest rates) conditions affecting the financial services industry generally, (D) public disclosure of the transactions contemplated hereby or actions or inactions expressly required by this Agreement or that are taken with the prior written consent of the other party in contemplation of the transactions contemplated hereby, or (E) a decline in the trading price of a party's common stock or the failure, in and of itself, to meet earnings projections, but not, in either case, including the underlying causes thereof; except, with respect to subclauses (A), (B), or (C), to the extent that the effects of such change are materially disproportionately adverse to the business, properties, assets, liabilities, results of operations or financial condition of such party and its Subsidiaries, taken as a whole, as compared to other companies in the industry in which such party and its Subsidiaries operate), or (ii) the ability of such party or its financial institution Subsidiary to timely consummate the transactions contemplated hereby.  As used in this Agreement, the word "Subsidiary" when used with respect to any party, means any corporation, partnership, limited liability company, bank or other organization, whether incorporated or unincorporated, which is consolidated with such party for financial reporting purposes.  True and complete copies of the amended and restated articles of incorporation of Tammcorp (the "Tammcorp Articles") and the bylaws of Tammcorp (the "Tammcorp Bylaws"), as in effect as of the date of this Agreement, have previously been made available by Tammcorp to Southern Missouri.
(b)    Capaha is a corporation duly organized, validly existing and in good standing under the laws of the State of Illinois. Capaha is duly qualified to do business and is in good standing in the states of the United States and any foreign jurisdictions where its ownership or leasing of property or assets or the conduct of its business requires it to be so qualified, except where the failure to be so qualified would not have a Material Adverse Effect on Capaha.
3.2    Capitalization.  As of the date hereof, the authorized capital stock of Tammcorp consists exclusively of 221,500 shares of capital stock, which is made up of (i) 20,000 shares of

Tammcorp Common Stock, of which as of the date hereof 6,017 shares are issued and outstanding; and (ii) 1,500 shares of Tammcorp Class A Preferred Stock, of which as of the date hereof, 1,416 shares are issued and outstanding; and (iii) 200,000 shares of undesignated preferred stock, par value $0.01 per share, no shares of which are issued or outstanding.  Other than the issuance of shares of Tammcorp Common Stock in the Exchange Offer, as of the date hereof, Tammcorp does not have and is not bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of Tammcorp Common Stock or any other equity securities of Tammcorp or any of its Subsidiaries or any securities representing the right to purchase or otherwise receive any shares of Tammcorp Common Stock or other equity securities of Tammcorp or any of its Subsidiaries. The outstanding shares of Tammcorp Common Stock and Tammcorp Class A Preferred Stock have been, and the shares of Tammcorp Common Stock to be issued to the minority stockholders of Capaha upon consummation of the Exchange Offer will be when issued, duly authorized and validly issued and outstanding, fully paid and nonassessable, and, except as Previously Disclosed, subject to no preemptive rights (and were not, and will not be, issued in violation of any preemptive rights).
3.3    Subsidiaries.
(a)    Tammcorp has Previously Disclosed a list of all of its Subsidiaries (which includes Capaha) together with the jurisdiction of organization of each such Subsidiary. As of the date hereof, (i) the authorized capital stock of Capaha consists of 112,500 shares of common stock, par value $50.00 per share, of which 97,658 shares are issued and outstanding, (ii) Tammcorp owns 88,875 shares of the common stock of Capaha, or 91.01% of the issued and outstanding shares of the common stock of Capaha, (iii) no equity securities of any of its Subsidiaries are or may become required to be issued (other than to it or its wholly owned Subsidiaries) by reason of any Right or otherwise, (iv) there are no contracts, commitments, understandings or arrangements by which any of such Subsidiaries is or may be bound to sell or otherwise transfer any equity securities of any such Subsidiaries (other than to it or its wholly owned Subsidiaries), (v) there are no contracts, commitments, understandings, or arrangements relating to its rights to vote or to dispose of such securities and (vi) except as set forth on Section 3.3 of the Tammcorp Disclosure Schedule, all the equity securities of each Subsidiary held by Tammcorp or its Subsidiaries are fully paid and nonassessable and are owned by Tammcorp or its Subsidiaries free and clear of any Liens.  There are no restrictions on the ability of any Subsidiary of Tammcorp to pay dividends or distributions except for statutory restrictions on dividends or distributions generally applicable to all entities of the same type and, in the case of a Subsidiary that is a regulated entity, for restrictions on dividends or distributions generally applicable to all such regulated entities.  The deposit accounts of Capaha are insured by the Federal Deposit Insurance Corporation ("FDIC") through the Deposit Insurance Fund to the fullest extent permitted by law, all premiums and assessments required to be paid in connection therewith have been paid when due, and no proceedings for the termination of such insurance are pending or threatened.  Section 3.3 of the Tammcorp Disclosure Schedule sets forth a true and complete list of all Subsidiaries of Tammcorp.  Neither Tammcorp nor any of its Subsidiaries owns any equity or profit-and-loss interest in any business enterprise, corporation, partnership or joint venture, limited liability company, association, joint-stock company, business trust or unincorporated organization, other than a Subsidiary, readily marketable securities, securities held-to-maturity in its investment portfolio, and stock in the Federal Home Loan Bank of Chicago (the "FHLB").
(b)    Tammcorp has Previously Disclosed a list of all equity securities, or similar interests of any Person or any interest in a partnership or joint venture of any kind, other than its Subsidiaries, that it beneficially owns, directly or indirectly, as of the date hereof.

(c)    Each of Tammcorp's Subsidiaries has been duly organized and is validly existing in good standing under the laws of the jurisdiction of its organization, and is duly qualified to do business and in good standing in the jurisdictions where its ownership or leasing of property or the conduct of its business requires it to be so qualified, except where the failure to be so qualified would not have a Material Adverse Effect on Tammcorp.
3.4    Corporate Power.  Each of Tammcorp and its Subsidiaries has the  power and authority to carry on its business as it is now being conducted and to own all its properties and assets; and each of Tammcorp and Capaha has the corporate power and authority to execute, deliver and perform its obligations under this Agreement and, subject to receipt of approval of this Agreement by the stockholders of Tammcorp and, as applicable, subject to the receipt of the approval of the stockholders of Capaha for the Bank Merger, to consummate the transactions contemplated hereby.
3.5    Authority; No Violation.
(a)    Tammcorp has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby.  The execution and delivery of this Agreement and the consummation of the Merger have been duly and validly approved by the Board of Directors of Tammcorp.  The Board of Directors of Tammcorp has determined that the Merger, on the terms and conditions set forth in this Agreement, is in the best interests of Tammcorp and its shareholders and has directed that this Agreement be submitted to Tammcorp's shareholders for approval at a meeting of such shareholders and has adopted a resolution to the foregoing effect.  Except for the approval of this Agreement by the affirmative vote of the holders of two-thirds of the outstanding shares of Tammcorp Common Stock and Tammcorp Class A Preferred Stock voting together as a single class (the "Tammcorp Shareholder Approval"), no other corporate proceedings on the part of Tammcorp are necessary to approve this Agreement or to consummate the Merger.  This Agreement has been duly and validly executed and delivered by Tammcorp and (assuming due authorization, execution and delivery by Southern Missouri) constitutes a valid and binding obligation of Tammcorp, enforceable against Tammcorp in accordance with its terms (except as enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, moratorium, reorganization or similar laws of general applicability relating to or affecting the rights of creditors generally and subject to general principles of equity (the "Enforceability Exception")).
(b)    Neither the execution and delivery of this Agreement by Tammcorp or the Bank Plan of Merger by Capaha, nor the consummation of the Merger by Tammcorp or the Bank Merger by Capaha, nor compliance by Tammcorp or Capaha with any of the terms and provisions of this Agreement or the Bank Plan of Merger, will (i) assuming the Tammcorp Shareholder Approval and approval of the Bank Plan of Merger by the Bank shareholders are obtained, violate any provision of the Tammcorp Articles or Tammcorp Bylaws or the organization or governing documents of any Tammcorp Subsidiary or (ii) assuming that the Tammcorp Shareholder Approval and the approval of the Bank Plan of Merger by the Bank shareholders are obtained, and further assuming the filings, notices, consents and approvals referred to in Section 3.6 are duly obtained and/or made, as applicable, (x) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Tammcorp or any of its Subsidiaries or any of their respective properties or assets or (y) except as set forth in Section 3.5(b) of the Tammcorp Disclosure Schedule, violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of

Tammcorp or any of its Subsidiaries under, any of the terms, conditions or provisions of any material note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other material instrument or obligation to which Tammcorp or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound.
3.6    Consents and Approvals.  Except for (a) the filing of applications, filings and notices, as applicable, with the Nasdaq, and approval of such applications, filings and notices, (b) the filing of applications, filings and notices, as applicable, with the Board of Governors of the Federal Reserve System (the "Federal Reserve Board") under the BHC Act and approval of such applications, filings and notices, (c) the filing of applications, filings and notices, as applicable, with the Illinois Department of Financial and Professional Regulation ("IDFPR") and the Director of the Missouri Division of Finance (the "Director"), if applicable, and approval of such applications, filings and notices, (d) the filing with the Securities and Exchange Commission (the "SEC") of a proxy statement in definitive form relating to the meeting of Tammcorp's shareholders to be held in connection with this Agreement (including any amendments or supplements thereto, the "Proxy Statement"), and of the registration statement on Form S-4 in which the Proxy Statement will be included as a prospectus, to be filed with the SEC by Southern Missouri in connection with the transactions contemplated by this Agreement (the "Form S-4") and declaration of effectiveness of the Form S-4, (e) the filing of the Articles of Merger with the Director and the Secretary of State and the filing of the Bank Merger Certificates, (f) the filing of a Form D with the SEC and such other filings, if any, as may be required to be made with state securities authorities, as applicable, in connection with the Exchange Offer, and (g) such filings and approvals as are required to be made or obtained under the securities or "Blue Sky" laws of various states in connection with the issuance of the shares of Southern Missouri Common Stock pursuant to this Agreement and the approval of the listing of such Southern Missouri Common Stock on the Nasdaq, no consents or approvals of or filings or registrations with any court, administrative agency or commission or other governmental authority or instrumentality or self regulatory organization (each a "Governmental Entity") are necessary in connection with (A) the execution and delivery by Tammcorp of this Agreement or (B) the consummation by Tammcorp of the Merger or the consummation by Capaha of the Bank Merger.  As of the date hereof, Tammcorp is not aware of any reason why the necessary regulatory approvals and consents will not be received in order to permit consummation of the Merger and Bank Merger on a timely basis.
3.7	Financial Reports; Absence of Certain Changes or Events.
(a)    Tammcorp has made available to Southern Missouri copies of the audited consolidated financial statements of Tammcorp as of and for the years ended December 31, 2014 and December 31, 2015 (the "Tammcorp Audited Financial Statements") and the unaudited consolidated financial statements of Tammcorp as and for the nine months ended September 30, 2016 (the "Tammcorp Unaudited Financial Statements" and together with the Tammcorp Audited Financial Statements, the "Tammcorp Financial Statements"). The Tammcorp Financial Statements (including, in each case, any related notes), were prepared in accordance with GAAP (except as may be indicated in the notes to such financial statements) and fairly present, in all material respects, the consolidated financial position, results of operations, changes in stockholders' equity and cash flows of Tammcorp and its Subsidiaries at the dates and for the periods indicated, as applicable.
(b)    The financial statement audits of Tammcorp and its Subsidiaries have been conducted in accordance with generally accepted auditing standards.  The accounting books and records of Tammcorp and its Subsidiaries have been maintained in compliance with applicable legal and accounting requirements, and such books and records accurately reflect, in all material respects, all dealings and transactions in respect of the business, assets, liabilities and affairs of Tammcorp and its Subsidiaries.
(c)    Since December 31, 2015, Tammcorp and its Subsidiaries have not incurred any liability other than in the ordinary course of business consistent with past practice or for legal, accounting, and financial advisory fees and out-of-pocket expenses in connection with the transactions contemplated by this Agreement.
(d)    Since December 31, 2015, (i) Tammcorp and its Subsidiaries have conducted their respective businesses in the ordinary and usual course consistent with past practice (excluding matters related to this Agreement and the transactions contemplated hereby) and (ii) no event has occurred or circumstance arisen that, individually or taken together with all other facts, circumstances and events (described in any paragraph of Article III or otherwise), is reasonably likely to have a Material Adverse Effect with respect to Tammcorp and its Subsidiaries.
(e)    Except as Previously Disclosed, none of Tammcorp or any of its Subsidiaries has any liability or obligation, whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due, including any liability for Taxes (including those arising from past or present facts, situations, circumstances, conditions or other bases for any present or future action, suit or proceeding, hearing, charge, complaint, claim or demand against Tammcorp or any of its Subsidiaries) required in accordance with GAAP to be reflected in an audited consolidated balance sheet of Tammcorp or the notes thereto, except for (i) liabilities included in the Tammcorp Audited Financial Statements as of December 31, 2015 or the notes thereto, (ii) liabilities occurring in the ordinary course of business since December 31, 2015 and (iii) expenses and other liabilities relating to the transactions contemplated by this Agreement.
3.8    Litigation.  No litigation, claim or other proceeding before any court or Governmental Authority is pending against Tammcorp or any of its Subsidiaries, or against any officer, director or employee of Tammcorp or any of its Subsidiaries in such capacity, and, to Tammcorp's knowledge, no such litigation, claim or other proceeding has been threatened, in each case which is reasonably likely, individually or in the aggregate, to result in a Material Adverse Effect.  There is no injunction, order, judgment or decree imposed upon Tammcorp or the assets or property of Tammcorp that has resulted in, or is reasonably likely to result in, a Material Adverse Effect.
3.9	Regulatory Matters.
(a)    Neither Tammcorp nor any of its Subsidiaries or properties is a party to or is subject to any order, decree, agreement, memorandum of understanding or similar arrangement with, or a commitment letter or similar submission to, or extraordinary supervisory letter from, any federal or state governmental agency or authority charged with the supervision or regulation of financial institutions (or their holding companies) or issuers of securities or engaged in the insurance of deposits (including, without limitation, the Federal Reserve Board, the Federal Deposit Insurance Corporation and the IDFPR) or the supervision or regulation of it or any of its Subsidiaries (collectively, the "Regulatory Authorities").
(b)    Neither Tammcorp nor any of its Subsidiaries has been advised in writing by any Regulatory Authority that such Regulatory Authority is contemplating issuing or requesting (or,

to Tammcorp's knowledge, is considering the appropriateness of issuing or requesting) any such order, decree, agreement, memorandum of understanding, commitment letter, supervisory letter or similar submission.
(c)    Tammcorp is not a financial holding company as defined by the Gramm-Leach-Bliley Act of 1999.
(d)    Since December 31, 2013, Tammcorp and its Subsidiaries have duly and timely filed with all applicable Regulatory Authorities the reports required to be filed by them under applicable laws and regulations and such reports were complete and accurate in all material respects and in compliance with the requirements of applicable laws and regulations. Except as set forth in Section 3.9 of the Tammcorp Disclosure Schedule, in connection with the examinations of Capaha by any Regulatory Authority, Capaha was not required to correct or change any action, procedure or proceeding which Tammcorp believes has not been corrected or changed as required.
3.10	Compliance with Laws. Each of Tammcorp and its Subsidiaries:
(a)    is in material compliance with all applicable federal, state, local and foreign statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable thereto or to the employees conducting such businesses, except where the failure to be so in compliance could not reasonably be expected to have a Material Adverse Effect on Tammcorp and its Subsidiaries;
(b)    has all permits, licenses, authorizations, orders and approvals of, and has made all filings, applications and registrations with, all Governmental Authorities that are required in order to permit them to own or lease their properties and to conduct their businesses as presently conducted, except where the failure to obtain such permit, license, authorization, order or approval or make such filing, application or registration could not reasonably be expected to have a Material Adverse Effect on Tammcorp and its Subsidiaries; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect and, to Tammcorp's knowledge, no suspension or cancellation of any of them is threatened;
(c)    has received no written notification from any Governmental Authority (i) asserting that Tammcorp or any of its Subsidiaries is not in compliance with any of the statutes, regulations, or ordinances which such Governmental Authority enforces or (ii) threatening to revoke any license, franchise, permit, or governmental authorization (nor, to Tammcorp's knowledge, do any grounds for any of the foregoing exist);
(d)     is in compliance with the privacy provisions of the Gramm-Leach-Bliley Act, and all other applicable laws relating to consumer privacy; and
(e)    is in compliance with its articles of incorporation and bylaws or equivalent documents.
Capaha has a CRA rating of "satisfactory" or better.  To the knowledge of Tammcorp, there is no fact or circumstance or set of facts and circumstances that would cause Capaha's CRA rating to fall below "satisfactory."
3.11    Material Contracts; Defaults.  Except for this Agreement or as set forth in Section 3.11 of the Tammcorp Disclosure Schedule, neither Tammcorp nor any of its Subsidiaries is a party to, bound or affected by, or obligated to pay benefits under (a) any agreement, indenture or other instrument relating to the borrowing of money (other than in the case of FHLB advances and federal funds purchased) or the guarantee of any obligation by it; (b) any agreement, arrangement or commitment relating to the employment of a consultant or the employment, election or retention in office of any present or former director, advisory director, officer or employee of Tammcorp or any of its Subsidiaries; (c) any agreement, arrangement or understanding pursuant to which any payment (whether of severance pay or otherwise) will or may become due to any present or former director, advisory director, officer or employee of Tammcorp or any of its Subsidiaries as a result of Tammcorp or Capaha entering into this Agreement, the approval of this Agreement by Tammcorp's stockholders or the consummation of any of the transactions contemplated hereby (assuming for purposes hereof that such Person's employment is involuntarily terminated without cause in connection with the transactions contemplated hereby); (d) any agreement, arrangement or understanding (other than as provided in the articles of incorporation or bylaws or equivalent document of Tammcorp or any of its Subsidiaries) pursuant to which Tammcorp or any of its Subsidiaries is obligated to indemnify any present or former director, advisory director, officer, employee or agent of Tammcorp or any of its Subsidiaries; (e) any agreement, arrangement or understanding to which Tammcorp  or any of its Subsidiaries is a party or by which it is bound which limits in any way the conduct of business by Tammcorp or any of its Subsidiaries (including without limitation a non-compete or similar provision); (f) any agreement pursuant to which loans (or participations) have been sold by Tammcorp or any of its Subsidiaries, which imposes any potential recourse obligations (by representation, warranty, covenant or other contractual terms) upon Tammcorp or any of its Subsidiaries; (g) any subservicing agreement; (h) to the extent not included within any of clauses (a) through (g) above, any "material contract" within the meaning of Item 601(b) of the SEC's Regulation S-K; or (i) any other material agreement, commitment or understanding imposing a monetary or forbearance obligation on Tammcorp or any of its Subsidiaries (collectively, all such agreements, arrangements, commitments and understandings referenced in this Section 3.11, the "Tammcorp Contracts"). For purposes of subsection (i), a material agreement, commitment or understanding shall not include any deposit account liability, brokerage account, any arrangement which is terminable by Tammcorp or any of its Subsidiaries on 30 days or less advance written notice without penalty or premium or any monetary obligation of Tammcorp or any of its Subsidiaries which involves the payment of less than $20,000 per year. Neither Tammcorp nor any of its Subsidiaries is in default under any Tammcorp Contract, agreement, commitment, arrangement, lease, insurance policy or other instrument to which it is a party, by which its respective assets, business, or operations may be bound or affected, or under which it or its respective assets, business, or operations receive benefits and there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such a default.
3.12    Brokers Fees.  No action has been taken by Tammcorp or Capaha that would give rise to any valid claim against any party hereto for a brokerage commission, finder's fee or other like payment with respect to the transactions contemplated by this Agreement, excluding the fee to be paid to Sheshunoff & Co. as set forth in Section 3.12 of the Tammcorp Disclosure Schedule.
3.13    Employee Benefit Plans.
(a)    Tammcorp has set forth in Section 3.13(a)(i) of the Tammcorp Disclosure Schedule a complete and accurate list of all existing bonus, incentive, deferred compensation, pension, retirement, profit-sharing, thrift, savings, employee stock ownership, stock bonus, stock purchase, restricted stock, stock option, severance, welfare and fringe benefit plans, employment or severance agreements and all similar practices, policies and arrangements in which any current or former employee (the "Tammcorp Employees"), current or former consultant (the "Tammcorp Consultants") or current or former director (the "Tammcorp Directors") of Tammcorp or any of its Subsidiaries participates or to which any such Tammcorp Employees, Tammcorp Consultants or Tammcorp Directors are a party (the "Tammcorp Compensation and Benefit Plans").  Except as required by the terms of this Agreement or as set forth in Section 3.13(a)(ii) of the Tammcorp Disclosure Schedule, neither Tammcorp nor any of its Subsidiaries has any commitment to create any additional Tammcorp Compensation and Benefit Plan or to modify or change any existing Tammcorp Compensation and Benefit Plan.
(b)    Each Tammcorp Compensation and Benefit Plan has been operated and administered in all material respects in accordance with its terms and with applicable law, including, but not limited to, ERISA, the Code or any regulations or rules promulgated thereunder, and all filings, disclosures and notices required by ERISA, the Code and any other applicable law have been timely made. Each Tammcorp Compensation and Benefit Plan which is an "employee pension benefit plan" within the meaning of Section 3(2) of ERISA (a "Tammcorp Pension Plan") and which is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter (including a determination that the related trust under such Tammcorp Compensation and Benefit Plan is exempt from tax under Section 501(a) of the Code) from the IRS or the Tammcorp Compensation and Benefit Plan uses a prototype or volume submitter plan that is the subject of an IRS opinion or advisory letter, and Tammcorp is not aware of any circumstances which could adversely affect such qualification or which are likely to result in the revocation of any existing favorable determination letter or in not receiving a favorable determination letter. There is no pending or, to the knowledge of Tammcorp, threatened legal action, suit or claim relating to the Tammcorp Compensation and Benefit Plans other than routine claims for benefits.  Neither Tammcorp nor any of its Subsidiaries has engaged in a transaction, or omitted to take any action, with respect to any Tammcorp Compensation and Benefit Plan that would reasonably be expected to subject Tammcorp or any of its Subsidiaries to a material tax or penalty imposed by either Section 4975 of the Code or Section 502 of ERISA, assuming for purposes of Section 4975 of the Code that the taxable period of any such transaction expired as of the date hereof.
(c)    No liability (other than for payment of premiums to the PBGC which have been made or will be made on a timely basis) under Title IV of ERISA has been or is expected to be incurred by Tammcorp or any of its Subsidiaries with respect to any ongoing, frozen or terminated "single-employer plan" within the meaning of Section 4001(a)(15) of ERISA, currently or formerly maintained by any of them, or any single-employer plan of any entity (a "Tammcorp ERISA Affiliate") which is considered one employer with Tammcorp under Section 4001(a)(14) of ERISA or Section 414(b) or (c) of the Code (a "Tammcorp ERISA Affiliate Plan").  None of Tammcorp, any of its Subsidiaries or any Tammcorp ERISA Affiliate has contributed, or has been obligated to contribute, to a multiemployer plan under Subtitle E of Title IV of ERISA at any time since December 31, 2012.  No notice of a "reportable event," within the meaning of Section 4043 of ERISA for which the 30-day reporting requirement has not been waived, has been required to be filed for any Tammcorp Compensation and Benefit Plan or by any Tammcorp ERISA Affiliate Plan within the 12-month period ending on the date hereof, and no such notice will be required to be filed as a result of the transactions contemplated by this Agreement.  The PBGC has not instituted proceedings to terminate any Tammcorp Pension Plan or Tammcorp ERISA Affiliate Plan and, to Tammcorp's knowledge, no condition exists that presents a material risk that such proceedings will be instituted.  To the knowledge of Tammcorp, there is no pending investigation or enforcement action by the PBGC, the DOL or the IRS or any other governmental agency with respect to any Tammcorp Compensation and Benefit Plan.  Under each Tammcorp Pension Plan and Tammcorp

ERISA Affiliate Plan, as of the date of the most recent actuarial valuation performed prior to the date of this Agreement, the actuarially determined present value of all "benefit liabilities," within the meaning of Section 4001(a)(16) of ERISA (as determined on the basis of the actuarial assumptions contained in such actuarial valuation of such Tammcorp Pension Plan or Tammcorp ERISA Affiliate Plan), did not exceed the then current value of the assets of such Tammcorp Pension Plan or Tammcorp ERISA Affiliate Plan and since such date there has been neither an adverse change in the financial condition of such Tammcorp Pension Plan or Tammcorp ERISA Affiliate Plan nor any amendment or other change to such Tammcorp Pension Plan or Tammcorp ERISA Affiliate Plan that would increase the amount of benefits thereunder which reasonably could be expected to change such result.
(d)    All contributions required to be made under the terms of any Tammcorp Compensation and Benefit Plan or Tammcorp ERISA Affiliate Plan or any employee benefit arrangements under any collective bargaining agreement to which Tammcorp or any of its Subsidiaries is a party have been timely made or have been reflected on Tammcorp's Financial Statements.  Neither any Tammcorp Pension Plan nor any Tammcorp ERISA Affiliate Plan has an "accumulated funding deficiency" (whether or not waived) within the meaning of Section 412 of the Code or Section 302 of ERISA and all required payments to the PBGC with respect to each Tammcorp Pension Plan or Tammcorp ERISA Affiliate Plan have been made on or before their due dates.  None of Tammcorp, any of its Subsidiaries or any Tammcorp ERISA Affiliate (x) has provided, or would reasonably be expected to be required to provide, security to any Tammcorp Pension Plan or to any Tammcorp ERISA Affiliate Plan pursuant to Section 401(a)(29) of the Code, and (y) has taken any action, or omitted to take any action, that has resulted, or would reasonably be expected to result, in the imposition of a lien under Section 412(n) of the Code or pursuant to ERISA.
(e)    Neither Tammcorp nor any of its Subsidiaries has any obligations to provide retiree health and life insurance or other retiree death benefits under any Tammcorp Compensation and Benefit Plan, other than benefits mandated by Section 4980B of the Code, and each such Tammcorp Compensation and Benefit Plan may be amended or terminated without incurring liability thereunder, and there has been no communication to Tammcorp Employees by Tammcorp or any of its Subsidiaries that would reasonably be expected to promise or guarantee such Tammcorp Employees retiree health or life insurance or other retiree death benefits on a permanent basis.
(f)    Tammcorp and its Subsidiaries do not maintain any Tammcorp Compensation and Benefit Plans covering foreign Tammcorp Employees.
(g)    With respect to each Tammcorp Compensation and Benefit Plan, if applicable, Tammcorp has provided or made available to Southern Missouri, true and complete copies of existing: (i) Tammcorp Compensation and Benefit Plan documents and amendments thereto; (ii) trust instruments and insurance contracts; (iii) two most recent Forms 5500 filed with the IRS; (iv) most recent actuarial report and financial statement; (v) the most recent summary plan description; (vi) most recent determination or opinion letter issued by the IRS; (vii) any Form 5310 or Form 5330 filed with the IRS; and (viii) most recent nondiscrimination tests performed under ERISA and the Code (including 401(k) and 401(m) tests).
(h)    Except as set forth in Section 3.13(h) of the Tammcorp Disclosure Schedule, the consummation of the transactions contemplated by this Agreement would not, directly or indirectly (including, without limitation, as a result of any termination of employment prior to or following the Effective Time) to (i) entitle any Employee, Consultant or Tammcorp Director to any payment (including severance pay or similar compensation) or any increase in compensation, (ii) result in the vesting or acceleration of any benefits under any Tammcorp Compensation and Benefit Plan or (iii) result in any material increase in benefits payable under any Tammcorp Compensation and Benefit Plan.
(i)    Neither Tammcorp nor any of its Subsidiaries maintains any compensation plans, programs or arrangements the payments under which would not reasonably be expected to be deductible as a result of the limitations under Section 162(m) of the Code and the regulations issued thereunder.
(j)    As a result, directly or indirectly, of the transactions contemplated by this Agreement (including, without limitation, as a result of any termination of employment prior to or following the Effective Time), neither Southern Missouri nor Tammcorp, nor any of their respective Subsidiaries will be obligated to make a payment to an Employee of Tammcorp or any of its Subsidiaries that would be characterized as an "excess parachute payment" to an individual who is a "disqualified individual" (as such terms are defined in Section 280G of the Code), without regard to whether such payment is reasonable compensation for personal services performed or to be performed in the future.
(k)    As of the Effective Date, except as Previously Disclosed, there are no supplemental employment retirement plans (SERPs) between Tammcorp, any of its Subsidiaries and any of their employees.
(l)    Neither Tammcorp nor any of its Subsidiaries has made any agreement, taken any action, or omitted to take any action, with respect to or as part of any Tammcorp Compensation and Benefit Plan that is an operational failure under Section 409A of the Code or that would reasonably be expected to subject Tammcorp or any of its Subsidiaries to any obligation to report any amount or withhold any amount as includable in income and subject to tax, interest or any penalty by any service provider to Tammcorp or any of its Subsidiaries under Section 409A of the Code or to pay any reimbursement or other payment to any service provider, as defined under Section 409A of the Code, respecting any such tax, interest or penalty under Section 409A of the Code.  As a result, directly or indirectly, of the transactions contemplated by this Agreement (including, without limitation, as a result of any termination of employment prior to or following the Effective Time), neither Tammcorp nor any of its Subsidiaries will be obligated to report any amount or withhold any amount as includable in income and subject to tax, interest or any penalty by any service provider (as defined under Section 409A of the Code) to Tammcorp or any of its Subsidiaries under Section 409A of the Code or to pay any reimbursement or other payment to any service provider (as defined under Section 409A of the Code) respecting any such Tax, interest or penalty under Section 409A of the Code and no provision of any of the Tammcorp Compensation and Benefit Plans, or any actions taken or omitted thereunder, violate Section 409A of the Code.
3.14    Labor Matters.  Neither Tammcorp nor any of its Subsidiaries is a party to or is bound by any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization, nor is Tammcorp or any of its Subsidiaries the subject of a proceeding asserting that it or any such Subsidiary has committed an unfair labor practice (within the meaning of the National Labor Relations Act) or seeking to compel Tammcorp or any such Subsidiary to bargain with any labor organization as to wages or conditions of employment, nor is there any strike or other labor dispute involving it or any of its Subsidiaries pending or, to Tammcorp's knowledge, threatened, nor is Tammcorp aware of any activity involving its or any of its Subsidiaries' employees seeking to certify a collective bargaining unit or engaging in other organizational activity.
3.15    Tammcorp Information. The information relating to Tammcorp and its Subsidiaries which is provided by Tammcorp or its representatives for inclusion in the Proxy Statement and the Form S-4, or in any other document filed with any other Governmental Entity in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading.
3.16    Takeover Laws.  Tammcorp has taken all action required to be taken by it in order to exempt this Agreement and the transactions contemplated hereby from, and this Agreement and the transactions contemplated hereby are exempt from, the requirements of any "moratorium," "control share," "fair price," "affiliate transaction," "business combination" or other antitakeover laws and regulations of any state applicable to Tammcorp (collectively, "Takeover Laws").
3.17    Environmental Matters.  To Tammcorp's knowledge, neither the conduct nor operation of Tammcorp or its Subsidiaries nor any condition of any property presently or previously owned, leased or operated by any of them (including, without limitation, in a fiduciary or agency capacity), or on which any of them holds a Lien, violates or violated Environmental Laws and to Tammcorp's knowledge, no condition has existed or event has occurred with respect to any of them or any such property that, with notice or the passage of time, or both, is reasonably likely to result in liability under Environmental Laws.  Neither Tammcorp nor any of its Subsidiaries has received any written notice from any person or entity that Tammcorp or its Subsidiaries or the operation or condition of any property previously owned, leased, operated, or held as collateral or in a fiduciary capacity by any of them are or were in violation of or otherwise are alleged to have liability under any Environmental Law, including, but not limited to, responsibility (or potential responsibility) for the cleanup or other remediation of any pollutants, contaminants or hazardous or toxic wastes, substances or materials at, on, beneath, or originating from any such property.
3.18    Tax Matters.  (a) All Tax Returns that are required to be filed by or with respect to Tammcorp and its Subsidiaries have been duly filed (all such Tax Returns being accurate and complete in all material respects), (b) all Taxes shown to be due on the Tax Returns referred to in clause (a) have been paid in full, (c) the Tax Returns referred to in clause (a) have been examined by the Internal Revenue Service or the appropriate state, local or foreign taxing authority or the period for assessment of the Taxes in respect of which such Tax Returns were required to be filed has expired,  (d) all deficiencies asserted or assessments made as a result of such examinations have been paid in full, (e) no issues that have been raised by the relevant taxing authority in connection with the examination of any of the Tax Returns referred to in clause (a) are currently pending, and (f) no waivers of statutes of limitation have been given by or requested with respect to any Taxes of Tammcorp or its Subsidiaries.  Tammcorp has made available to Southern Missouri true and correct copies of the United States Federal Income Tax Returns filed by Tammcorp and its Subsidiaries for each of the three most recent fiscal years ended on or before December 31, 2015.  Neither Tammcorp nor any of its Subsidiaries has any liability with respect to income, franchise or similar Taxes that accrued on or before December 31, 2015, in excess of the amounts accrued with respect thereto that are reflected in the Tammcorp Audited Financial Statements as of December 31, 2015.  As of the date hereof, neither Tammcorp nor any of its Subsidiaries has any knowledge of any conditions that exist that might prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.  Tammcorp and its Subsidiaries have complied with all applicable laws relating to withholding of Taxes (including withholding of Taxes pursuant to Section

1441, 1442, 3121 and 3402 of the Code and similar provisions under any other domestic or foreign tax laws) and have, within the time and the manner prescribed by law, paid over to the proper tax authority all amounts required to be so withheld and paid over under applicable laws.
As used in this Agreement, the term "Tax" or "Taxes" means all federal, state, local, and foreign income, excise, gross receipts, ad valorem, profits, gains, property, capital, sales, transfer, use, license, payroll, employment, social security, medicare, severance, unemployment, withholding, duties, excise, windfall profits, intangibles, franchise, backup withholding, value added, alternative or add-on minimum, estimated and other taxes, charges, levies or like assessments together with all penalties and additions to tax and interest thereon.
As used in this Agreement, the term "Tax Return" means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof, supplied or required to be supplied to a Governmental Entity.
3.19    Risk Management Instruments.  Neither Tammcorp nor any of its Subsidiaries are parties to any interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar risk management arrangements, whether entered into for Tammcorp's own account, or for the account of one or more of Tammcorp's Subsidiaries or their customers.
3.20    Books and Records.  The books and records of Tammcorp and its Subsidiaries have been fully, properly and accurately maintained in all material respects, and there are no material inaccuracies or discrepancies of any kind contained or reflected therein and they fairly reflect the substance of events and transactions included therein and all meetings, consents or other actions of the boards of directors and stockholders of Tammcorp and its Subsidiaries.
3.21    Insurance.  Section 3.21 of Tammcorp's Disclosure Schedule sets forth all of the insurance policies, binders, or bonds maintained by Tammcorp or its Subsidiaries.  Tammcorp and its Subsidiaries are insured with insurers believed to be reputable against such risks and in such amounts as the management of Tammcorp reasonably has determined to be prudent in accordance with industry practices.  All such insurance policies are in full force and effect; Tammcorp and its Subsidiaries are not in material default thereunder; and all claims thereunder have been filed in due and timely fashion.  Except as set forth in Section 3.21 of the Tammcorp Disclosure Schedule, neither Tammcorp nor any of its Subsidiaries has, during the past three years, had an insurance policy canceled or non-renewed or been denied any insurance coverage for which it has applied.
3.22    No Registration Obligation.   Neither Tammcorp nor any of its Subsidiaries has any obligation, contingent or otherwise, to register any of its securities under the Securities Act, the Exchange Act or any other federal or state securities laws or regulations.
3.23    Accounting and Internal Controls.
(a)    The records, systems, controls, data and information of Tammcorp and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Tammcorp or its Subsidiaries (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the system of internal accounting controls of Tammcorp.

(b)    Since December 31, 2013, neither Tammcorp nor any of its Subsidiaries or, to the knowledge of Tammcorp, any director, officer, employee, auditor, accountant or representative of Tammcorp or any of its Subsidiaries, has received or has otherwise had or obtained knowledge of any complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of Tammcorp or any of its Subsidiaries or their internal accounting controls, including any complaint, allegation, assertion or claim that Tammcorp or any of its Subsidiaries has engaged in questionable accounting or auditing practices.
3.24    Properties.  All material real and personal property owned by Tammcorp or any of its Subsidiaries or presently used in its business are reasonably sufficient to carry its business in the ordinary course of business consistent with past practices. Tammcorp and its Subsidiaries have good and marketable title free and clear of all Liens to all of their owned properties and assets, real and personal, except (a) Liens for current taxes and assessments not yet due or payable, (b) pledges to secure deposits, (c) clearing deposits, (d) such imperfections of title, easements and non-monetary encumbrances affecting real property, if any, as set forth in Section 3.24(d) of the Tammcorp Disclosure Schedule, or which do not adversely affect the value or use of such real property, and (e) monetary Liens, if any, reflected in the Tammcorp Financial Statements. Except as set forth in Section 3.24(e) of the Tammcorp Disclosure Schedule, all real and personal property which is material to the business of Tammcorp or any of its Subsidiaries that is leased or licensed by it is held pursuant to leases or licenses which are valid and enforceable in accordance with their respective terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors' rights or by general equity principles) and such leases and licenses will not terminate or lapse prior to the Effective Time or thereafter by reason of completion of any of the transactions contemplated by this Agreement.  All improved real property owned or leased by Tammcorp or any of its Subsidiaries is in compliance, with all applicable laws, including zoning laws and the Americans with Disabilities Act, except for any non-compliance which would not have a Material Adverse Effect on Tammcorp and its Subsidiaries.
3.25    Allowance for Loan Losses.  The allowance for loan losses reflected on Tammcorp's consolidated balance sheet included in the Tammcorp Audited Financial Statements is, and will be in the case of subsequent consolidated financial statements of Tammcorp, adequate as of their respective dates under the requirements of GAAP and all applicable Regulatory Authorities. The real estate owned, if any, reflected in the Tammcorp Audited Financial Statements is, and will be in the case of subsequent consolidated financial statements of Tammcorp, carried at the lower of cost or fair value, less estimated costs to sell, as required by GAAP.
3.26	Material Interests of Certain Persons.
(a)    No officer, director or employee of Tammcorp or any of its Subsidiaries or any "associate" (as such term is defined in Rule 14a-1 under the Exchange Act) or related interest of any such Person has any interest in any contract or property (real or personal, tangible or intangible), used in, or pertaining to, the business of Tammcorp or any of its Subsidiaries.
(b)    Except as set forth in Section 3.26(b) of the Tammcorp Disclosure Schedule, there are no Insider Loans. All outstanding Insider Loans were made by Capaha in the ordinary course of business and on substantially the same terms as those prevailing at the time for comparable transactions with third parties and were, with respect to executive officers and directors, approved by the board of directors of Capaha in accordance with applicable laws and regulations.
3.27    Indemnification.  To the knowledge of Tammcorp, no action or failure to take action by any present or former director, advisory director, officer, employee or agent of Tammcorp or any of its Subsidiaries has occurred which could give rise to a claim or a potential claim by any such Person for indemnification from Tammcorp or any of its Subsidiaries.
3.28    Loan Portfolio.
(a)    As of the date hereof, except as set forth in Section 3.28(a) of the Tammcorp Disclosure Schedule, neither Tammcorp nor any of its Subsidiaries is a party to any written or oral (i) loan, loan agreement, note or borrowing arrangement (including leases, credit enhancements, commitments, guarantees and interest-bearing assets) (collectively, "Loans") in which Tammcorp or any Subsidiary of Tammcorp is a creditor which, as of September 30, 2016, was over ninety days or more delinquent in payment of principal or interest, or (ii) Loans with any director or executive officer of Tammcorp or any of its Subsidiaries, or holder of 5% or more of the outstanding Tammcorp Common Stock or Series A Preferred Stock, or to the knowledge of Tammcorp, any affiliate of any of the foregoing.  Set forth in Section 3.28(a) of the Tammcorp Disclosure Schedule is a true, correct and complete list of (A) all of the Loans of Tammcorp and its Subsidiaries that, as of November 30, 2016, were classified by Tammcorp as "Other Loans Specially Mentioned," "Special Mention," "Substandard," "Doubtful," "Loss," or words of similar import, together with the principal amount of and accrued and unpaid interest on each such Loan and the identity of the borrower thereunder, together with the aggregate principal amount of such Loans by category of Loan (e.g., commercial, consumer, etc.), and (B) each asset of Tammcorp or any of its Subsidiaries that, as of November 30, 2016, was classified as "Other Real Estate Owned" and the book value thereof.
(b)    To Tammcorp's knowledge, each Loan of Tammcorp and its Subsidiaries (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent carried on the books and records of Tammcorp and its Subsidiaries as secured Loans, has been secured by valid charges, mortgages, pledges, security interests, restrictions, claims, liens or encumbrances, as applicable, which have been perfected and (iii) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to the Enforceability Exception; provided, however, that Tammcorp makes no representation regarding the collectability of any such Loan.
(c)    Each outstanding Loan originated, administered and/or serviced by Tammcorp or any of its Subsidiaries was originated, administered and/or serviced, by Tammcorp or a Tammcorp Subsidiary, and the relevant Loan files are being maintained, in all material respects in accordance with the relevant notes or other credit or security documents, the written underwriting standards of Tammcorp and its Subsidiaries (and, in the case of Loans held for resale to investors, the underwriting standards, if any, of the applicable investors) and in all material respects with all applicable federal, state and local laws, regulations and rules.
(d)    With respect to Loans serviced by Tammcorp or any of its Subsidiaries on behalf of others: (i) such Loans have been serviced and administered in accordance with all applicable guidelines, relevant laws and investor requirements, (ii) except as set forth in Section 3.28(d) of the Tammcorp Disclosure Schedule, there have been no repurchases of any such Loans or losses incurred with respect to any such Loans during the past two years, and (iii) the fair value of the mortgage servicing rights associated with such Loans in the Tammcorp Financial Statements is reflected net of an adequate reserve for future loss exposure of Tammcorp and its Subsidiaries relating to such Loans.
(e)    None of the agreements pursuant to which Tammcorp or any of its Subsidiaries has sold Loans or pools of Loans or participations in Loans contains any obligation to repurchase such Loans or interests therein solely on account of a payment default by the obligor on any such Loan after the expiration of six months from the date of sale.
(f)    There are no outstanding Loans made by Tammcorp or any of its Subsidiaries to any "executive officer" or other "insider" (as each such term is defined in Regulation O promulgated by the Federal Reserve Board) of Tammcorp or its Subsidiaries, other than Loans that are subject to and that were made and continue to be in compliance with Regulation O or that are exempt therefrom.
(g)    Neither Tammcorp nor any of its Subsidiaries is now nor has it been since January 1, 2013, subject to any fine, suspension, settlement or other contract or other administrative agreement or sanction by, or any reduction in any loan purchase commitment from, any Governmental Entity relating to the origination, sale or servicing of mortgage or consumer Loans.
3.29    Securities Portfolio.  All securities held by Tammcorp or any of its Subsidiaries, as reflected in the consolidated balance sheets of Tammcorp included in the Tammcorp Financial Statements, are carried in accordance with GAAP, specifically including Statement of Financial Accounting Standards No. 115. Except as set forth in Section 3.29 of the Tammcorp Disclosure Schedule and except for pledges to secure public and trust deposits, advances from the Federal Home Loan Bank of Chicago and borrowings from the Federal Reserve Bank of St. Louis, none of the securities reflected in the Tammcorp Financial Statements as of September 30, 2016 and none of the securities since acquired by Tammcorp or any of its Subsidiaries is subject to any restriction, whether contractual or statutory, which impairs the ability of Tammcorp or any of its Subsidiaries to freely dispose of such security at any time, other than those restrictions imposed on securities held to maturity under GAAP, pursuant to a clearing agreement or in accordance with laws.
3.30    Intellectual Property.  Tammcorp and its Subsidiaries own, lease or license all Intellectual Property which are material to the conduct of the business of Tammcorp and\or any of its subsidiaries (collectively, "Intellectual Property") free and clear of all Liens, except any restrictions set forth in any licensed Intellectual Property none of which restrictions materially affect the business of Tammcorp or any of its Subsidiaries.  Tammcorp has set forth in Section 3.30 of the Tammcorp Disclosure Schedule a complete list of all Intellectual Property of Tammcorp and its Subsidiaries (other than commercially available "shrink wrap" or "click wrap" licenses). No claims, suits, actions or proceedings are pending, and, to the knowledge of Tammcorp, no Person has threatened to commence any suit, action or proceeding, alleging that Tammcorp or any of its Subsidiaries is infringing on the rights of any Person with regard to any Intellectual Property. To the knowledge of Tammcorp, none of the Intellectual Property of Tammcorp and its Subsidiaries infringes on the rights of any other Person, and to the knowledge of Tammcorp, no Person is infringing on the rights of Tammcorp or any of its Subsidiaries with respect to any Intellectual Property of Tammcorp or any of its Subsidiaries. Except as set forth in Section 3.30 of the Tammcorp Disclosure Schedule, neither Tammcorp nor any of its Subsidiaries is a licensor or licensee of, or otherwise has any contractual arrangement with a third party with respect to, any Intellectual Property. The Intellectual Property of

Tammcorp and its Subsidiaries will not be limited or otherwise adversely affected in any material respect by virtue of the consummation of any of the transactions contemplated by this Agreement.
3.31    Tammcorp Offering Circular Information.  The information supplied by Tammcorp and Capaha for inclusion in the offering circular (the "Offering Circular") to be sent to the holders of Capaha common stock in connection with the Exchange Offer and the Merger shall not, on the date the Offering Circular is first mailed to holders of Capaha common stock and at the Effective Time, contain any statement which, at such time, is false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they are made, not false or misleading.  Notwithstanding the foregoing, neither Tammcorp nor Capaha makes any representation, warranty or covenant with respect to any information supplied by Southern Missouri or its affiliates that is contained in the Offering Circular.
3.32    Reorganization.  Neither Tammcorp nor Capaha has taken any action and is not aware of any fact or circumstance that would reasonably be expected to prevent the Merger or the Bank Merger from qualifying as a "reorganization" within the meaning of Section 368(a) of the Code.
3.33    Opinion of Financial Advisor.  Prior to the execution of this Agreement, the Board of Directors of Tammcorp has received an opinion (which, if initially rendered verbally, has been or will be confirmed by a written opinion, dated the same date) from Sheshunoff & Co. to the effect that, as of the date thereof and based upon and subject to the matters set forth therein, the Merger Consideration is fair from a financial point of view to the holders of Tammcorp Common Stock and Tammcorp Class A Preferred Stock.  Such opinion has not been amended or rescinded as of the date of this Agreement.
3.34    Fiduciary Business.  Each of Tammcorp and its Subsidiaries has properly administered all accounts for which it acts as a fiduciary, including accounts for which it serves as trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the applicable governing documents and applicable laws and regulations.

3.35    Indemnification.  To the knowledge of Tammcorp, no action or failure to take action by any present or former director, advisory director, officer, employee or agent of Tammcorp or any of its Subsidiaries has occurred which would give rise to a claim by any such individual for indemnification from Tammcorp or any of its Subsidiaries.

3.36    Representations Not Misleading.  No representation or warranty by Tammcorp in this Agreement, or in any document furnished to Southern Missouri or its Subsidiaries under and pursuant to this Agreement, contains or will contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained herein or therein, in light of the circumstances in which they were made, not misleading.

ARTICLE IV

 REPRESENTATIONS AND WARRANTIES OF SOUTHERN MISSOURI
 Except (i) as disclosed in the disclosure schedule delivered by Southern Missouri to Tammcorp concurrently herewith (the "Southern Missouri Disclosure Schedule") or as previously provided to Tammcorp ("Previously Disclosed"); provided, that (a) no such item is required to be set forth as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect, (b) the mere inclusion of an item in the Southern Missouri Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by Southern Missouri that such item represents a material exception or fact, event or circumstance or that such item is reasonably likely to result in a Material Adverse Effect, and (c) any disclosures made with respect to a section of Article IV shall be deemed to qualify (1) any other section of Article IV specifically referenced or cross-referenced and (2) other sections of Article IV to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross reference) from a reading of the disclosure that such disclosure applies to such other sections or (ii) as disclosed in Southern Missouri's SEC Documents (as defined in Section 4.7) filed with the SEC by Southern Missouri prior to the date hereof (but disregarding risk factor disclosures contained under the heading "Risk Factors," or disclosures of risks set forth in any "forward-looking statements" disclaimer or any other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature), Southern Missouri hereby represents and warrants to Tammcorp as follows:

4.1    Organization and Standing.  Southern Missouri is a corporation duly organized, validly existing and in good standing under the laws of the State of Missouri.  Southern Missouri is duly qualified to do business and is in good standing in the states of the United States and foreign jurisdictions where its ownership or leasing of property or assets or the conduct of its business requires it to be so qualified, except where the failure to be so qualified would not have a Material Adverse Effect on Southern Missouri.  Southern Missouri is a registered bank holding company with the Federal Reserve Board.
4.2	Capitalization.
(a)    As of the date hereof, the authorized capital stock of Southern Missouri consists of (i) 12,000,000 shares of Southern Missouri Common Stock, of which as of the date hereof, 7,450,666 shares were outstanding, and (ii) 500,000 shares of preferred stock, par value $.01 per share, of which none were outstanding as of the date hereof.  As of the date hereof, except as set forth in Section 4.2(a) of Southern Missouri's Disclosure Schedule, Southern Missouri does not have and is not bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of Southern Missouri Common Stock or any other equity securities of Southern Missouri or any of its Subsidiaries or any securities representing the right to purchase or otherwise receive any shares of Southern Missouri Common Stock or other equity securities of Southern Missouri or any of its Subsidiaries.  As of the date hereof, Southern Missouri had 44,000 shares of Southern Missouri Common Stock which are issuable and reserved for issuance upon exercise of Southern Missouri stock options.  The outstanding shares of Southern Missouri Common Stock have been duly authorized and are validly issued and outstanding, fully paid and nonassessable, and subject to no preemptive rights (and were not issued in violation of any preemptive rights).
(b)    The shares of Southern Missouri Common Stock to be issued in exchange for shares of Tammcorp Common Stock in the Merger, when issued in accordance with the terms of this Agreement, will be duly authorized, validly issued, fully paid and nonassessable, with no personal liability attaching to the ownership thereof, subject to no preemptive rights and authorized for trading on the NASDAQ.

4.3    Subsidiaries.  Each of Southern Missouri's Subsidiaries has been duly organized and is validly existing in good standing under the laws of the jurisdiction of its organization, and is duly qualified to do business and is in good standing in the jurisdictions where its ownership or leasing of property or the conduct of its business requires it to be so qualified, except where the failure to be so qualified would not have a Material Adverse Effect on Southern Missouri, and, other than as set forth in Schedule 4.3 of the Southern Missouri Disclosure Schedule, it owns, directly or indirectly, all the issued and outstanding equity securities of each of its Significant Subsidiaries.  Southern Missouri has Previously Disclosed a list of all of its Subsidiaries, together with the jurisdiction of organization of each Subsidiary.
4.4    Corporate Power.  Each of Southern Missouri and its Subsidiaries has the power and authority to carry on its business as it is now being conducted and to own all its properties and assets; and Southern Missouri has the corporate power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby.
4.5    Corporate Authority.  The execution and delivery of this Agreement and the transactions contemplated hereby have been authorized by all necessary corporate action of Southern Missouri and the Southern Missouri Board.  Assuming due authorization, execution and delivery by Tammcorp and Capaha, this Agreement is a valid and legally binding obligation of Southern Missouri, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors' rights or by general equity principles).
4.6    Consents and Approvals; No Defaults.
(a)    Except for the filings, notices, consents and approvals referred to in Section 3.4 hereof, no consents or approvals of or filings or registrations with any Governmental Entity are necessary in connection with (i) the execution and delivery by Southern Missouri of this Agreement or (ii) the consummation by Southern Missouri of the Merger and the consummation by Southern Bank of the Bank Merger.  As of the date hereof, Southern Missouri is not aware of any reason why the necessary regulatory approvals and consents will not be received in order to permit consummation of the Merger and Bank Merger on a timely basis.
(b)    Subject to the satisfaction of the requirements referred to in the preceding paragraph and expiration of the related waiting periods, the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby do not and will not (i) constitute a breach or violation of, or a default under, or give rise to any Lien, any acceleration of remedies or any right of termination under, any law, rule or regulation or any judgment, decree, order, governmental permit or license, or agreement, indenture or instrument of Southern Missouri or of any of its Subsidiaries or to which Southern Missouri or any of its Subsidiaries or properties is subject or bound, (ii) constitute a breach or violation of, or a default under, the articles of incorporation or bylaws (or similar governing documents) of Southern Missouri or any of its Subsidiaries, or (iii) require any consent or approval under any such law, rule, regulation, judgment, decree, order, governmental permit or license, agreement, indenture or instrument, except with respect to clauses (i) and (iii), for such violations, conflicts, breaches or defaults which either individually or in the aggregate would not have a Material Adverse Effect.

4.7    Financial Reports and SEC Documents; Absence of Certain Changes or Events.
(a)    Southern Missouri's Annual Report on Form 10-K for each of the fiscal years ended June 30, 2014, 2015 and 2016 and all other reports, registration statements, definitive proxy statements or information statements filed or to be filed by it or any of its Subsidiaries subsequent to June 30, 2016 and prior to the Effective Time, under the Securities Act or under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act in the form filed or to be filed (collectively "Southern Missouri's SEC Documents"), as of the date filed, (i) as to form, complied or will comply in all material respects with the applicable requirements under the Securities Act or the Exchange Act, as the case may be, and (ii) did not and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; and each of the balance sheets or statements of condition of Southern Missouri contained in or incorporated by reference into any of Southern Missouri's SEC Documents (including the related notes and schedules thereto) fairly presents, or will fairly present, in all material respects, the financial position of Southern Missouri and its Subsidiaries as of its date, and each of the statements of income or results of operations and changes in stockholders' equity and cash flows or equivalent statements of Southern Missouri in any of Southern Missouri's SEC Documents (including any related notes and schedules thereto) fairly presents or will fairly present, in all material respects, the results of operations, changes in stockholders' equity and cash flows, as the case may be, of Southern Missouri and its Subsidiaries for the periods to which they relate, in each case in accordance with GAAP during the periods involved, except in each case as may be noted therein, and subject to normal year-end audit adjustments in the case of unaudited statements.
(b)    BKD, LLP, which has expressed its opinion with respect to the audited financial statements of Southern Missouri and its Subsidiaries (including the related notes) included in the Southern Missouri SEC Documents is and has been throughout the periods covered by such financial statements an independent registered public accounting firm (as defined in Section 2(a)(12) of the Sarbanes-Oxley Act of 2002).
(c)    Except as set forth in Schedule 4.7(c) of the Southern Missouri Disclosure Schedule, Southern Missouri has on a timely basis filed all forms, reports and documents required to be filed by it with the SEC since June 30, 2013, including reports deemed timely filed pursuant to Rule 12b-25 under the Exchange Act.
(d)    The records, systems, controls, data and information of Southern Missouri and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Southern Missouri or its Subsidiaries (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the system of internal accounting controls of Southern Missouri.
Since June 30, 2013, neither Southern Missouri nor any of its Subsidiaries or, to the knowledge of Southern Missouri, any director, officer, employee, auditor, accountant or representative of Southern Missouri or any of its Subsidiaries has received or has otherwise had or obtained knowledge of any complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of Southern Missouri or any of its Subsidiaries or their internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act), including any complaint, allegation, assertion or claim that Southern Missouri or any of its Subsidiaries has engaged in questionable accounting or auditing practices.
Southern Missouri (i) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) to ensure that material information relating to Southern Missouri, including its Subsidiaries, is made known to the Chief Executive Officer and the Chief Financial Officer of Southern Missouri by others within those entities as appropriate to allow timely decisions regarding required disclosures and to make the certifications required by the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act, and (ii) has disclosed, based on its most recent evaluation prior to the date hereof, to Southern Missouri's outside auditors and the audit committee of the Southern Missouri Board (i) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect Southern Missouri's ability to record, process, summarize and report financial information, and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Southern Missouri's internal control over financial reporting.  Any such disclosures were made in writing by management to Southern Missouri's auditors and audit committee and a copy has previously been made available to Tammcorp.  As used in this Section 4.7(d), the term "file" shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC.
(e)    Since June 30, 2016, Southern Missouri and its Subsidiaries have not incurred any liability other than in the ordinary course of business consistent with past practice.
(f)    Since June 30, 2016, (i) Southern Missouri and its Subsidiaries have conducted their respective businesses in the ordinary and usual course consistent with past practice (excluding matters related to this Agreement and the transactions contemplated hereby) and (ii) no event has occurred or circumstance arisen that, individually or taken together with all other facts, circumstances and events (described in any paragraph of Section 5.04 or otherwise), is reasonably likely to have a Material Adverse Effect with respect to Southern Missouri.
4.8    Litigation.  No litigation, claim or other proceeding before any Governmental Entity is pending against Southern Missouri or any of its Subsidiaries or against any officer, director or employee of Southern Missouri or any of its Subsidiaries in such capacity, and, to Southern Missouri's knowledge, no such litigation, claim or other proceeding has been threatened, in each case which is reasonably likely, individually or in the aggregate, to result in a Material Adverse Effect.  There is no injunction, order, judgment or decree imposed upon Southern Missouri or the assets or property of Southern Missouri that has resulted in, or is reasonably likely to result in, a Material Adverse Effect.
4.9    Regulatory Matters.  Neither Southern Missouri nor any of its Subsidiaries or properties is a party to or is subject to any order, decree, agreement, memorandum of understanding or similar arrangement with, or a commitment letter or similar submission to, or extraordinary supervisory letter from, any Regulatory Authority.  Neither Southern Missouri nor any of its Subsidiaries has been advised in writing by any Regulatory Authority that such Regulatory Authority is contemplating issuing or requesting (or, to Southern Missouri's knowledge, is considering the appropriateness of issuing or requesting) any such order, decree, agreement, memorandum of understanding, commitment letter, supervisory letter or similar submission.  Since December 31,

2013, Southern Missouri and its Subsidiaries have duly and timely filed with all applicable Regulatory Authorities the reports required to be filed by them under applicable laws and regulations and such reports were complete and accurate in all material respects and in compliance with the requirements of applicable laws and regulations.  Except as Previously Disclosed, in connection with the examinations of Southern Bank by any Regulatory Authority, Southern Bank was not required to correct or change any action, procedure or proceeding which Southern Missouri believes has not been corrected or changed or is not being corrected or changed in a timely manner as required.  Southern Bank has a CRA rating of "satisfactory" or better.  To the knowledge of Southern Missouri, there is no fact or circumstance or set of facts and circumstances that would cause Southern Bank's CRA rating to fall below "satisfactory."
4.10	Compliance with Laws.
Each of Southern Missouri and its Subsidiaries:
(a)    is in material compliance with all applicable federal, state, local and foreign statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable thereto or to the employees conducting such businesses, except where the failure to be so in compliance could not reasonably be expected to have a Material Adverse Effect on Southern Missouri;
(b)    has all permits, licenses, authorizations, orders and approvals of, and has made all filings, applications and registrations with, all Governmental Authorities that are required in order to permit them to own or lease their properties and to conduct their businesses as presently conducted, except where the failure to obtain such permit, license, authorization, order or approval or make such filing, application or registration could not reasonably be expected to have a Material Adverse Effect on Southern Missouri and its Subsidiaries; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect and, to Southern Missouri's knowledge, no suspension or cancellation of any of them is threatened;
(c)    has received no written notification from any Governmental Authority (A) asserting that Southern Missouri or any of its Subsidiaries is not in compliance with any of the statutes, regulations, or ordinances which such Governmental Authority enforces or (B) threatening to revoke any license, franchise, permit, or governmental authorization (nor, to Southern Missouri's knowledge, do any grounds for any of the foregoing exist); and
(d)    is in compliance with the privacy provisions of the Gramm-Leach-Bliley Act, and all other applicable laws relating to consumer privacy.
4.11    Employee Benefit Plans.
(a)    Southern Missouri has Previously Disclosed a complete and accurate list of all existing bonus, incentive, deferred compensation, pension, retirement, profit-sharing, thrift, savings, employee stock ownership, stock bonus, stock purchase, restricted stock, stock option, severance, welfare and fringe benefit plans, employment or severance agreements and all similar practices, policies and arrangements in which any current or former employee (the "Southern Missouri Employees"), current or former consultant (the "Southern Missouri Consultants") or current or former director (the "Southern Missouri Directors") of Southern Missouri or any of its Subsidiaries participates or to which any Southern Missouri Employees, Southern Missouri

Consultants or Southern Missouri Directors are a party (the "Southern Missouri Compensation and Benefit Plans").
(b)    Each Southern Missouri Compensation and Benefit Plan has been operated and administered in all material respects in accordance with its terms and with applicable law, including, but not limited to, ERISA, the Code, the Securities Act, the Exchange Act or any regulations or rules promulgated thereunder, and all filings, disclosures and notices required by ERISA, the Code, the Securities Act, the Exchange Act and any other applicable law have been timely made.  Each Southern Missouri Compensation and Benefit Plan which is an "employee pension benefit plan" within the meaning of Section 3(2) of ERISA (a "Southern Missouri Pension Plan") and which is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter (including a determination that the related trust under such Southern Missouri Compensation and Benefit Plan is exempt from tax under Section 501(a) of the Code) from the IRS or the Southern Missouri Compensation and Benefit Plan uses a prototype or volume submitter plan that is the subject of an IRS opinion or advisory letter, and Southern Missouri is not aware of any circumstances which could adversely affect such qualification or which are likely to result in the revocation of any existing favorable determination letter or in not receiving a favorable determination letter.  There is no pending or, to the knowledge of Southern Missouri, threatened legal action, suit or claim relating to the Southern Missouri Compensation and Benefit Plans other than routine claims for benefits.  Neither Southern Missouri nor any of its Subsidiaries has engaged in a transaction, or omitted to take any action, with respect to any Southern Missouri Compensation and Benefit Plan that would reasonably be expected to subject Southern Missouri or any of its Subsidiaries to a tax or penalty imposed by either Section 4975 of the Code or Section 502 of ERISA, assuming for purposes of Section 4975 of the Code that the taxable period of any such transaction expired as of the date hereof.
(c)    No liability (other than for payment of premiums to the PBGC which have been made or will be made on a timely basis) under Title IV of ERISA has been or is expected to be incurred by Southern Missouri or any of its Subsidiaries with respect to any ongoing, frozen or terminated "single-employer plan" within the meaning of Section 4001(a)(15) of ERISA, currently or formerly maintained by any of them, or any single-employer plan of any entity (a "Southern Missouri ERISA Affiliate") which is considered one employer with Southern Missouri under Section 4001(a)(14) of ERISA or Section 414(b) or (c) of the Code (a "Southern Missouri ERISA Affiliate Plan").  None of Southern Missouri, any of its Subsidiaries or any Southern Missouri ERISA Affiliate has contributed, or has been obligated to contribute, to a multiemployer plan under Subtitle E of Title IV of ERISA at any time since December 31, 2012.  No notice of a "reportable event," within the meaning of Section 4043 of ERISA for which the 30-day reporting requirement has not been waived, has been required to be filed for any Southern Missouri Compensation and Benefit Plan or by any Southern Missouri ERISA Affiliate Plan within the 12-month period ending on the date hereof, and no such notice will be required to be filed as a result of the transactions contemplated by this Agreement.  The PBGC has not instituted proceedings to terminate any Southern Missouri Pension Plan or Southern Missouri ERISA Affiliate Plan and, to Southern Missouri's knowledge, no condition exists that presents a material risk that such proceedings will be instituted.  To the knowledge of Southern Missouri, there is no pending investigation or enforcement action by the PBGC, the DOL or IRS or any other governmental agency with respect to any Southern Missouri Compensation and Benefit Plan.  Under each Southern Missouri Pension Plan and Southern Missouri ERISA Affiliate Plan, as of the date of the most recent actuarial valuation performed prior to the date of this Agreement, the actuarially determined present value of all "benefit liabilities," within the meaning of Section 4001(a)(16) of ERISA (as determined on the basis of the actuarial assumptions contained in such actuarial valuation of such Southern Missouri Pension Plan or Southern Missouri ERISA Affiliate Plan), did not exceed the then current value of the assets of such Southern Missouri Pension Plan or Southern Missouri ERISA Affiliate Plan and since such date there has been neither an adverse change in the financial condition of such Southern Missouri Pension Plan or Southern Missouri ERISA Affiliate Plan nor any amendment or other change to such Southern Missouri Pension Plan or Southern Missouri ERISA Affiliate Plan that would increase the amount of benefits thereunder which reasonably could be expected to change such result.
(d)    All contributions required to be made under the terms of any Southern Missouri Compensation and Benefit Plan or Southern Missouri ERISA Affiliate Plan or any employee benefit arrangements under any collective bargaining agreement to which Southern Missouri or any of its Subsidiaries is a party have been timely made or have been reflected on Southern Missouri's financial statements.  Neither any Southern Missouri Pension Plan nor any Southern Missouri ERISA Affiliate Plan has an "accumulated funding deficiency" (whether or not waived) within the meaning of Section 412 of the Code or Section 302 of ERISA and all required payments to the PBGC with respect to each Southern Missouri Pension Plan or Southern Missouri ERISA Affiliate Plan have been made on or before their due dates.  None of Southern Missouri, any of its Subsidiaries or any Southern Missouri ERISA Affiliate (x) has provided, or would reasonably be expected to be required to provide, security to any Southern Missouri Pension Plan or to any Southern Missouri ERISA Affiliate Plan pursuant to Section 401(a)(29) of the Code, and (y) has taken any action, or omitted to take any action, that has resulted, or would reasonably be expected to result, in the imposition of a lien under Section 412(n) of the Code or pursuant to ERISA.
(e)    Neither Southern Missouri nor any of its Subsidiaries has any obligations to provide retiree health and life insurance or other retiree death benefits under any Southern Missouri Compensation and Benefit Plan, other than benefits mandated by Section 4980B of the Code, and each such Southern Missouri Compensation and Benefit Plan may be amended or terminated without incurring liability thereunder and there has been no communication to Employees by Southern Missouri or any of its Subsidiaries that would reasonably be expected to promise or guarantee such Employees retiree health or life insurance or other retiree death benefits on a permanent basis.
(f)    Southern Missouri and its Subsidiaries do not maintain any Southern Missouri Compensation and Benefit Plans covering foreign Employees.
(g)    The consummation of the transactions contemplated by this Agreement would not, directly or indirectly (including, without limitation, as a result of any termination of employment prior to or following the Effective Time) (A) entitle any Southern Missouri Employee, Southern Missouri Consultant or Southern Missouri Director to any payment (including severance pay or similar compensation) or any increase in compensation, (B) result in the vesting or acceleration of any benefits under any Southern Missouri Compensation and Benefit Plan or (C) result in any material increase in benefits payable under any Southern Missouri Compensation and Benefit Plan.
(h)    Neither Southern Missouri nor any of its Subsidiaries maintains any compensation plans, programs or arrangements the payments under which would not reasonably be expected to be deductible as a result of the limitations under Section 162(m) of the Code and the regulations issued thereunder.
(i)    Neither Southern Missouri nor any of its Subsidiaries has made any agreement, taken any action, or omitted to take any action, with respect to or as part of any Southern

Missouri Compensation and Benefit Plan that is an operational failure under Section 409A of the Code or that would reasonably be expected to subject Southern Missouri or any of its Subsidiaries to any obligation to report any amount or withhold any amount as includable in income and subject to tax, interest or any penalty by any service provider to Southern Missouri or any of its Subsidiaries under Section 409A of the Code or to pay any reimbursement or other payment to any service provider, as defined under Section 409A of the Code, respecting any such tax, interest or penalty under Section 409A of the Code.
4.12    Labor Matters.  Neither Southern Missouri nor any of its Subsidiaries is a party to or is bound by any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization, nor is Southern Missouri or any of its Subsidiaries the subject of a proceeding asserting that it or any such Subsidiary has committed an unfair labor practice (within the meaning of the National Labor Relations Act) or seeking to compel Southern Missouri or any such Subsidiary to bargain with any labor organization as to wages or conditions of employment, nor is there any strike or other labor dispute involving it or any of its Subsidiaries pending or, to Southern Missouri's knowledge, threatened, nor is Southern Missouri aware of any activity involving its or any of its Subsidiaries' employees seeking to certify a collective bargaining unit or engaging in other organizational activity.
4.13    Takeover Laws.  Southern Missouri has taken all action required to be taken by it in order to exempt this Agreement and the transactions contemplated hereby from, and this Agreement and the transactions contemplated hereby are exempt from, the requirements of any Takeover Laws applicable to Southern Missouri.
4.14    Environmental Matters.  To Southern Missouri's knowledge, neither the conduct nor operation of Southern Missouri or its Subsidiaries nor any condition of any property presently or previously owned, leased or operated by any of them (including, without limitation, in a fiduciary or agency capacity), or on which any of them holds a Lien, violates or violated Environmental Laws and to Southern Missouri's knowledge no condition has existed or event has occurred with respect to any of them or any such property that, with notice or the passage of time, or both, is reasonably likely to result in liability under Environmental Laws.  Neither Southern Missouri nor any of its Subsidiaries has received any written notice from any person or entity that Southern Missouri or its Subsidiaries or the operation or condition of any property previously owned, leased, operated or held as collateral or in a fiduciary capacity by any of them are or were in violation of or otherwise are alleged to have liability under any Environmental Law, including, but not limited to, responsibility (or potential responsibility) for the cleanup or other remediation of any pollutants, contaminants, or hazardous or toxic wastes, substances or materials at, on, beneath or originating from any such property.
4.15    Tax Matters.  (a) All Tax Returns that are required to be filed by or with respect to Southern Missouri and its Subsidiaries have been duly filed (all such Tax Returns being accurate and complete in all material respects), (b) all Taxes shown to be due on the Tax Returns referred to in clause (a) have been paid in full, (c) the Tax Returns referred to in clause (a) have been examined by the Internal Revenue Service or the appropriate state, local or foreign taxing authority or the period for assessment of the Taxes in respect of which such Tax Returns were required to be filed has expired, (d) all deficiencies asserted or assessments made as a result of such examinations have been paid in full, (e) no issues that have been raised by the relevant taxing authority in connection with the examination of any of the Tax Returns referred to in clause (a) are currently pending, and (f) no waivers of statutes of limitation have been given by or requested with respect to any Taxes of

Southern Missouri or its Subsidiaries.  Southern Missouri has made available to Tammcorp a true and correct copy of the United States Federal Income Tax Returns filed by Southern Missouri and its Subsidiaries for the fiscal year ended on June 30, 2015. Neither Southern Missouri nor any of its Subsidiaries has any liability with respect to income, franchise or similar Taxes that accrued on or before June 30, 2016, in excess of the amounts accrued with respect thereto that are reflected in the financial statements of Southern Missouri as of June 30, 2016.  As of the date hereof, neither Southern Missouri nor any of its Subsidiaries has any knowledge of any conditions that exist that might prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.
4.16    Risk Management Instruments.  Neither Southern Missouri nor any of its Subsidiaries are parties to any interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar risk management arrangements, whether entered into for Southern Missouri's own account, or for the account of one or more of Southern Missouri's Subsidiaries or their customers.
4.17    Books and Records.  The books and records of Southern Missouri and its Subsidiaries have been fully, properly and accurately maintained in all material respects, and there are no material inaccuracies or discrepancies of any kind contained or reflected therein, and they fairly reflect the substance of events and transactions included therein.
4.18    Insurance.  Southern Missouri Previously Disclosed all of the insurance policies, binders, or bonds maintained by Southern Missouri or its Subsidiaries.  Southern Missouri and its Subsidiaries are insured with insurers believed to be reputable against such risks and in such amounts as the management of Southern Missouri reasonably has determined to be prudent in accordance with industry practices.  All such insurance policies are in full force and effect; Southern Missouri and its Subsidiaries are not in material default thereunder; and all claims thereunder have been filed in due and timely fashion.
4.19    Funds Available.  Southern Missouri will have available to it at the Effective Time, sources of capital and authorized shares of Southern Missouri Common Stock sufficient to pay the Merger Consideration.
4.20    Allowance for Loan Losses.  The allowance for loan losses reflected on Southern Missouri's consolidated balance sheet as of June 30, 2016 included in Southern Missouri's SEC Documents is, and will be in the case of subsequent consolidated financial statements of Southern Missouri, adequate as of their respective dates under the requirements of GAAP and all applicable Regulatory Authorities. The real estate owned, if any, reflected on Southern Missouri's consolidated balance sheet as of June 30, 2016 included in Southern Missouri's SEC Documents is, and will be in the case of subsequent consolidated financial statements of Southern Missouri, carried at the lower of cost or fair value, less estimated costs to sell, as required by GAAP.
4.21	Loan Portfolio.
(a)    As of the date hereof, except as set forth in Section 4.21(a) of the Southern Missouri Disclosure Schedule, neither Southern Missouri nor any of its Subsidiaries is a party to (i) any Loan in which Southern Missouri or any Subsidiary of Southern Missouri is a creditor with an outstanding balance of $500,000 or more and under the terms of which the obligor was as of September 30, 2016 over ninety days or more delinquent in payment of principal or interest or (ii) Loans with an aggregate outstanding balance of $500,000 or more with any director, executive officer or 5% or greater shareholder of Southern Missouri or any of its Subsidiaries, or to the knowledge of Southern Missouri, any affiliate of any of the foregoing.  Set forth in Section 4.21(a) of the Southern Missouri Disclosure Schedule is a true, correct and complete list of (A) all of the Loans of Southern Missouri and its Subsidiaries that, as of November 30, 2016, were classified by Southern Missouri as "Other Loans Specially Mentioned," "Special Mention," "Substandard," "Doubtful," "Loss," or words of similar import, together with the principal amount of and accrued and unpaid interest on each such Loan and the identity of the borrower thereunder, together with the aggregate principal amount of such Loans by category of Loan (e.g., commercial, consumer, etc.), and (B) each asset of Southern Missouri or any of its Subsidiaries that, as of November 30, 2016, was classified as "Other Real Estate Owned" and the book value thereof.
(b)    To Southern Missouri's knowledge, each Loan of Southern Missouri and its Subsidiaries (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent carried on the books and records of Southern Missouri and its Subsidiaries as secured Loans, has been secured by valid charges, mortgages, pledges, security interests, restrictions, claims, liens or encumbrances, as applicable, which have been perfected and (iii) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to the Enforceability Exception; provided, however, that Southern Missouri makes no representation regarding the collectibility of any such Loan.
(c)    Except as would not reasonably be expected to result in a material loss to Southern Missouri on a consolidated basis, the outstanding Loans originated, administered and/or serviced by Southern Missouri or any of its Subsidiaries were originated, administered and/or serviced, by Southern Missouri or a Southern Missouri Subsidiary, and the relevant Loan files are being maintained, in all material respects in accordance with the relevant notes or other credit or security documents, the written underwriting standards of Southern Missouri and its Subsidiaries (and, in the case of Loans held for resale to investors, the underwriting standards, if any, of the applicable investors) and in all material respects with all applicable federal, state and local laws, regulations and rules.
(d)    With respect to Loans serviced by Southern Missouri or any of its Subsidiaries on behalf of others: (i) such Loans have been serviced and administered in accordance with all applicable guidelines, relevant laws and investor requirements, (ii) except as set forth in Section 4.21(d) of the Southern Missouri Disclosure Schedule, there have been no repurchases of any such Loans or losses incurred with respect to any such Loans during the past two years, and (iii) the Southern Missouri Financial Statements reflect the fair value of the mortgage servicing rights associated with such loans and any required reserve for loss exposure.
(e)    There are no outstanding Loans made by Southern Missouri or any of its Subsidiaries to any "executive officer" or other "insider" (as each such term is defined in Regulation O promulgated by the Federal Reserve Board) of Southern Missouri or its Subsidiaries, other than Loans that are subject to and that were made and continue to be in compliance with Regulation O or that are exempt therefrom.
(f)    Neither Southern Missouri nor any of its Subsidiaries is now nor has it been since January 1, 2013 subject to any fine, suspension, settlement or other contract or other administrative agreement or sanction by, or any reduction in any loan purchase commitment from, any Governmental Entity relating to the origination, sale or servicing of mortgage or consumer Loans.

4.22    Securities Portfolio.  All securities held by Southern Missouri or any of its Subsidiaries, as reflected on Southern Missouri's consolidated balance sheet as of June 30, 2016 included in Southern Missouri's SEC Documents, are carried in accordance with GAAP, specifically including Statement of Financial Accounting Standards No. 115. Except as Previously Disclosed and except for pledges to secure public and trust deposits, advances from the Federal Home Loan Bank of Des Moines and borrowings from the Federal Reserve Bank of St. Louis, none of the securities reflected on Southern Missouri's consolidated balance sheet as of June 30, 2016 included in Southern Missouri's SEC Documents and none of the securities since acquired by Southern Missouri or any of its Subsidiaries is subject to any restriction, whether contractual or statutory, which impairs the ability of Southern Missouri or any of its Subsidiaries to freely dispose of such security at any time, other than those restrictions imposed on securities held to maturity under GAAP, pursuant to a clearing agreement or in accordance with laws.
4.23    Southern Missouri Offering Circular Information.  The information supplied by Southern Missouri for inclusion in the Offering Circular to be sent to the holders of Capaha common stock in connection with the Exchange Offer and the Merger shall not, on the date the Offering Circular is first mailed to holders of Capaha common stock and at the Effective Time, contain any statement which, at such time, is false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they are made, not false or misleading.  Notwithstanding the foregoing, Southern Missouri makes no representation, warranty or covenant with respect to any information supplied by Tammcorp or Capaha or their respective affiliates that is contained in the Offering Circular.
4.24    Reorganization.  Neither Southern Missouri nor the Southern Bank has taken any action and is not aware of any fact or circumstance that would reasonably be expected to prevent the Merger or the Bank Merger from qualifying as a "reorganization" within the meaning of Section 368(a) of the Code.
4.25    Southern Missouri Information.  The information relating to Southern Missouri and its Subsidiaries to be contained in the Proxy Statement and the Form S-4, and the information relating to Southern Missouri and its Subsidiaries that is provided by Southern Missouri or its representatives for inclusion in any other document filed with any other Governmental Entity in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading.  The Form S-4 (except for such portions thereof that relate only to Tammcorp or any of its Subsidiaries) will comply as to form in all material respects with the provisions of the Securities Act and the rules and regulations thereunder.
4.26    Fiduciary Business.  Each of Southern Missouri and its Subsidiaries has properly administered all accounts for which it acts as a fiduciary, including accounts for which it serves as trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the applicable governing documents and applicable laws and regulations.
4.27    Insurance.  Southern Missouri and its Subsidiaries are insured with reputable insurers against such risks and in such amounts as the management of Southern Missouri reasonably has determined to be prudent and consistent with industry practice, and Southern Missouri and its Subsidiaries are in compliance with their insurance policies and are not in default under any of the terms thereof.  Each such policy is outstanding and in full force and effect and, except for policies insuring against potential liabilities of officers, directors and employees of Southern Missouri and its Subsidiaries, Southern Missouri or the relevant Subsidiary thereof is the sole beneficiary of such policies.  All premiums and other payments due under any such policy have been paid, and all claims thereunder have been filed in due and timely fashion.

4.28    Ownership of Tammcorp Capital Stock.  Neither Southern Missouri nor any of its Subsidiaries owns any Tammcorp capital stock, other than shares held in trust accounts, managed accounts and the like, or otherwise held in a fiduciary or agency capacity, that are beneficially owned by third parties.

4.29    Representations Not Misleading.  No representation or warranty by Southern Missouri in this Agreement, or in any document furnished to Tammcorp or its Subsidiaries under and pursuant to this Agreement, contains or will contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained herein or therein, in light of the circumstances in which they were made, not misleading.

ARTICLE V
COVENANTS RELATING TO CONDUCT OF BUSINESS
5.1    Forbearances of Tammcorp.  From the date hereof until the Effective Time, except as expressly contemplated by this Agreement or Previously Disclosed, without the prior written consent of Southern Missouri (which consent shall not be unreasonably withheld, delayed or conditioned), Tammcorp will not, and will cause each of its Subsidiaries not to:

(a)    Ordinary Course.  Conduct the business of Tammcorp and its Subsidiaries other than in the ordinary and usual course, fail to use reasonable efforts to preserve intact their business organizations and assets and maintain their rights, franchises and existing relations with customers, suppliers, employees and business associates or take any action reasonably likely to impair Tammcorp's ability to perform any of its obligations under this Agreement; provided, however, that Southern Missouri agrees and consents that the personal items listed on Section 5.1(a) of Tammcorp's Disclosure Schedule are to be retained by Mr. Abercrombie, and may be removed from Bank premises or otherwise addressed in the manner described therein; it is further acknowledged that none of these items appear on the Bank's books as assets.

(b)    Capital Stock.  (i) Issue, sell or otherwise permit to become outstanding, or authorize the creation of, any additional shares of Tammcorp Common Stock or any Rights, enter into any agreement with respect to the foregoing, or (ii) permit any additional shares of Tammcorp Common Stock to become subject to grants of employee or director stock options, other Rights or similar stock-based employee rights other than, with respect to (i) and (ii) above, shares of Tammcorp Common Stock to be issued in the Exchange Offer or upon the conversion of any shares of Tammcorp Class A Preferred Stock into shares of Tammcorp Common Stock in accordance with the applicable provisions of the Tammcorp Articles.

(c)    Dividends, Etc.  (i) Except as set forth in Section 5.1(c) of Tammcorp's Disclosure Schedule, make, declare, pay or set aside for payment any dividend on or in respect of, or declare or make any distribution on any shares of Tammcorp Common Stock or Tammcorp Class A

Preferred Stock or (ii) directly or indirectly adjust, split, combine, redeem, reclassify, purchase or otherwise acquire, any shares of its capital stock, other ownership interests, or Rights.

(d)    Compensation; Employment Agreements; Etc.  (i) Enter into or amend,  renew or terminate any employment, consulting, compensation, severance or similar agreements or arrangements with any director, officer or employee of, or independent contractor with respect to, Tammcorp or its Subsidiaries, or (ii) grant any salary or wage increase or increase any employee benefit, except (A) Capaha may award normal individual increases in compensation to employees in the ordinary course of business consistent with past practice, (B) Tammcorp and Capaha may make individual cash bonus awards in the ordinary course of business consistent with past practice, and (C) Capaha will establish and accrue for prior to the Effective Time, a retention bonus pool not to exceed $500,000 in the aggregate that will be dedicated to certain employees of Capaha designated by officers of Capaha and agreed to by Southern Missouri (which agreement shall not be unreasonably withheld) for purposes of retaining such employees prior to and after the Effective Time; provided that, with respect to senior officers (Vice President or above) of Capaha, any increase in compensation contemplated by Section 5.1(d)(ii)(A) and any individual cash bonus award contemplated by Section 5.1(d)(ii)(B) will not exceed the amounts set forth in Section 5.1(d)(ii) of Tammcorp's Disclosure Schedule.

(e)    Benefit Plans.  Enter into, establish, adopt,  amend or terminate (except (i) as may be required by applicable law or (ii) to satisfy Previously Disclosed contractual obligations existing as of the date hereof) any pension, retirement, stock option, stock purchase, savings, profit sharing, deferred compensation, consulting, bonus, group insurance or other employee benefit, incentive or welfare contract, plan or arrangement, or any trust agreement (or similar arrangement) related thereto, in respect of any director, officer or employee of Tammcorp or its Subsidiaries, or take any action to accelerate the vesting or exercisability of stock options, restricted stock or other compensation or benefits payable thereunder.

(f)    Dispositions.  Sell, transfer, mortgage, lease, encumber or otherwise dispose of or discontinue any of its assets, deposits, business or properties or Intellectual Properties except in the ordinary course of business consistent with past practice and in a transaction that is not material to Tammcorp and its Subsidiaries taken as a whole.

(g)    Acquisitions.  Acquire (other than by way of foreclosures or acquisitions of control in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary and usual course of business consistent with past practice) all or any portion of, the assets, business, deposits or properties of any other entity.

(h)    Governing Documents.  Amend the Tammcorp Articles, Tammcorp Bylaws or the articles of incorporation or bylaws (or similar governing documents) of any of Tammcorp's Subsidiaries.

(i)    Accounting Methods.  Implement or adopt any change in its accounting principles, practices or methods, other than as may be required by GAAP or regulatory accounting principles.

(j)    Contracts.  Except in the ordinary course of business consistent with past practice, enter into or terminate any material contract or amend or modify any of its existing material contracts in a manner that is material to Tammcorp and its Subsidiaries taken as a whole.

(k)    Claims.  Except in the ordinary course of business consistent with past practice, settle any claim, action or proceeding, except for any claim, action or proceeding that does not involve precedent for other material claims, actions or proceedings and that involve solely money damages in an amount, individually or in the aggregate for all such settlements, that is not material to Tammcorp and its Subsidiaries, taken as a whole.

(l)    Adverse Actions.  (i) Take any action while knowing that such action would, or is reasonably likely to, prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368 of the Code; or (ii) knowingly take any action that is intended or is reasonably likely to result in (1) any of the conditions to the Merger set forth in Article VII not being satisfied or (2) a material violation of any provision of this Agreement except, in each case, as may be required by applicable law or regulation.

(m)    Risk Management.  Except as required by applicable law or regulation, or by formal or informal agreements entered into with banking regulators, implement or adopt any material change in its interest rate and other risk management policies, procedures or practices, fail to materially follow its existing policies or practices with respect to managing its exposure to interest rate and other risk, or fail to use commercially reasonable means to avoid any material increase in its aggregate exposure to interest rate risk.

(n)    Indebtedness.  Except as set forth in Section 5.1(n) of Tammcorp's Disclosure Schedule, incur any indebtedness for borrowed money other than advances, repurchase agreements and other borrowings from the Federal Home Loan Bank of Chicago and Federal Reserve Bank of St. Louis in the ordinary course of business with a term not in excess of one year; or incur, assume or become subject to, whether directly or indirectly or by way of any guarantee or otherwise, any obligations or liabilities (absolute, accrued, contingent or otherwise) of any other Person, other than the issuance of letters of credit in the ordinary course of business and in accordance with the restrictions set forth in Section 5.1(u).

(o)    Leases or Licenses.  Enter into, modify, amend or renew any lease or license relating to real or personal property or Intellectual Property other than in the ordinary course of business consistent with past practice and involving an aggregate amount not in excess of $25,000; or permit to lapse its rights in any Intellectual Property.

(p)    Loans, Loan Participations and Servicing Rights.  Except as set forth in Schedule 5.1(p), sell or acquire, whether or not in the ordinary course of business, any loans (excluding residential mortgage loans originated for resale in the ordinary course of business), any loan participations or servicing rights; provided, however, that this restriction shall not be applicable to the sale by Tammcorp or any of its Subsidiaries of any participation that has been offered to Southern Missouri upon Tammcorp's standard terms for such participations, and if Southern Missouri has declined to purchase such participation upon those terms.

(q)    Foreclose.  Foreclose upon or otherwise take title to or possession or control of any real property without first obtaining a phase one environmental report thereon; provided, however, that Capaha shall not be required to obtain such a report with respect to one-to four-family, non-agricultural residential property of five acres or less to be foreclosed upon unless it has reason to believe that such property might be in violation of or require remediation under Environmental Laws.

(r)    Deposit Taking and Other Bank Activities.  In the case of Capaha (i) voluntarily make any material changes in or to its deposit mix; (ii) increase or decrease the rate of interest paid on time deposits or on certificates of deposit, except in a manner and pursuant to policies consistent with past practice and competitive factors in the marketplace; (iii) incur any liability or obligation relating to retail banking and branch merchandising, marketing and advertising activities and initiatives except in the ordinary course of business consistent with past practice; (iv) open any new branch or deposit taking facility; or (v) close or relocate any existing branch or other facility.

(s)    Investments.  Enter into any securities transactions for its own account (but maturity of an investment security is not a securities transaction) or purchase or otherwise acquire any investment security for its own account for any amount in excess of $500,000 individually or $2,000,000 in the aggregate, and in no event shall any such investment be in anything other than non-callable investment securities with a "AA" rating or better with a projected average life of less than one year in the ordinary course of business consistent with past practice; enter into or acquire any derivatives contract or structured note; enter into any new, or modify, amend or extend the terms of any existing contracts relating to the purchase or sale of financial or other futures, or any put or call option relating to cash, securities or commodities or any interest rate swap agreements or other agreements relating to the hedging of interest rate risk; provided, however, that, notwithstanding any other provision of this Agreement, Capaha may acquire investment securities for its own account in the event that (i) Capaha has delivered to Southern Missouri (to the following designated representatives of Southern Missouri: Greg Steffens, President of Southern Bank and Matt Funke, Chief Financial Officer of Southern Bank), a notice of Capaha's intention to purchase such investment security and such additional information as Southern Missouri may reasonably require (subject to legal privacy restrictions) and (ii) Southern Missouri shall not have delivered to Capaha (to the following designated representative of Capaha:  John R. Abercrombie, President and Chief Executive Officer of Capaha), a written objection to the purchase of such investment security within two business days following Capaha's notice of intention with respect thereto.

(t)    Capital Expenditures.  Purchase or lease fixed assets where the amount paid or committed thereof is in excess of $20,000 individually or $50,000 in the aggregate, except for amounts Previously Disclosed or for emergency repairs or replacements.

(u)    Lending.  (i) Make any changes in its policies concerning loan underwriting, or which Persons may approve loans, or fail to comply with such policies as Previously Disclosed; (ii) release collateral or the personal liability of any borrower or guarantor under any loan or line of credit; or (iii) make or commit to make any new loan, issue or commit to issue any new letter of credit, make any new or additional discretionary advance under any existing loan or line of credit, or restructure any existing loan or line of credit, in excess of $500,000 with respect to a loan or line of credit secured by a first lien on real property or in excess of $250,000 for any other type of loan or line of credit; provided, however, that, notwithstanding any other provision of this Agreement, Capaha may make or commit to make any new loan, issue or commit to issue any new letter of credit, make any new or additional discretionary advance under any existing loan or line of credit, or restructure any existing loan or line of credit in the event that (A) Capaha has delivered to Southern Missouri (to the attention of the following designated representatives of Southern Missouri: Greg Steffens, President of Southern Bank, William Hribovsek, Chief Lending Officer of Southern Bank and Lora Daves, Chief Credit Officer of Southern Bank, a notice of Capaha's intention to make such loan, letter of credit, advance or restructuring and such additional information as Southern Missouri may reasonably require (subject to legal privacy restrictions) and (B) Southern Missouri shall not have delivered to Capaha (to the following designated representative of Capaha:  John R. Abercrombie, President and Chief Executive Officer of Capaha), a written objection to such loan, letter of credit, advance or restructuring by giving notice of such objection within two business days following Capaha's notice of intention with respect thereto.

(v)    Joint Ventures and Real Estate Development Operations.  Engage in any new joint venture, partnership or similar activity; make any new or additional investment in any existing joint venture or partnership, or engage in any real estate development or construction activity (other than by way of foreclosures or acquisitions of control in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary and usual course of business consistent with past practice).

(w)    Liens.  Subject any of its assets or properties to any Lien (other than the pledge of assets to secure public deposits and in connection with securing advances, repurchase agreements and other borrowings in the ordinary course of business).

(x)    Charitable Contributions.  Make any charitable or similar contributions except in amounts not to exceed $1,000 individually, and $5,000 in the aggregate.

(y)    Certain Changes.  Except as required by GAAP, regulatory accounting principles or by a Regulatory Authority, make a change in policy with respect to loan loss reserves and charge offs, asset/liability management or any other material matter.

(z)    New Lines of Business.  Develop, market or implement any new lines of business, except as required by law, rule or regulation.

(aa)    Commitments.  Agree or commit to do any of the foregoing.

5.2    Forbearances of Southern Missouri.  From the date hereof until the Effective Time, except as expressly contemplated by this Agreement, without the prior written consent of Tammcorp (which consent shall not be unreasonably withheld, delayed or conditioned), Southern Missouri will not, and will cause each of its Subsidiaries not to:

(a)    Ordinary Course.  Fail to use reasonable efforts to preserve intact their business organizations and assets and maintain their rights, franchises and existing relations with customers, suppliers, employees and business associates, or take any action reasonably likely to impair Southern Missouri's ability to perform any of its obligations under this Agreement.

(b)    Dividends.  Make, declare, pay or set aside for payment any extraordinary dividend (other than dividends from Southern Bank to Southern Missouri).

(c)    Adverse Actions.  (i) Take any action that would, or is reasonably likely to, prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368 of the Code; or (ii) knowingly take any action that is intended or is reasonably likely to result in (1) any of the conditions to the Merger set forth in Article VII not being satisfied or (2) a material violation of any provision of this Agreement except, in each case, as may be required by applicable law or regulation.

(d)    Transactions Involving Southern Missouri.  Enter into any agreement, arrangement or understanding with respect to the merger, acquisition, consolidation, share exchange or similar business combination involving Southern Missouri and/or a Southern Missouri Subsidiary, where the effect of such agreement, arrangement or understanding, or the consummation or effectuation thereof, would be reasonably likely to or does result in the termination of this Agreement, materially delay or jeopardize the receipt of the approval of any Regulatory Authority or the filing of an application therefor, or cause the anticipated tax treatment of the transactions contemplated hereby to be unavailable; provided, that nothing herein shall prohibit any such transaction that by its terms contemplates the consummation of the Merger in accordance with the provisions of this Agreement and which treats holders of Tammcorp Common Stock, upon completion of the Merger and their receipt of Southern Missouri Common Stock, in the same manner as the holders of Southern Missouri Common Stock.

(e)    Governing Documents.  Amend its articles of incorporation or bylaws in a manner that would materially and adversely affect the benefits of the Merger to the stockholders of Tammcorp.

(f)    Commitments.  Agree or commit to do any of the foregoing.

ADDITIONAL AGREEMENTS
6.1	Regulatory Matters.
(a)    As promptly as practicable following the date of this Agreement, Southern Missouri shall promptly prepare and file with the SEC the Form S-4, in which the Proxy Statement, which will be prepared jointly by Southern Missouri and Tammcorp, will be included. Each of Southern Missouri and Tammcorp shall use its commercially reasonable best efforts to respond as promptly as practicable to any written or oral comments from the SEC or its staff with respect to the Form S-4 or any related matters. Each of Tammcorp and Southern Missouri shall use its commercially reasonable best efforts to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing and to maintain such effectiveness for as long as necessary to consummate the Merger and the other transactions contemplated by this Agreement. Upon the Form S-4 being declared effective, Tammcorp shall thereafter mail or deliver the Proxy Statement to the holders of Tammcorp Common Stock and Tammcorp Class A Preferred Stock. Southern Missouri shall also use its commercially reasonable best efforts to obtain all necessary state securities law or "Blue Sky" permits and approvals required to carry out the transactions contemplated by this Agreement, and Tammcorp shall furnish all information concerning Tammcorp and the holders of Tammcorp Common Stock and Tammcorp Class A Preferred Stock as may be reasonably requested in connection with any such action. If at any time prior to the Effective Time any event occurs or information relating to Tammcorp or Southern Missouri, or any of their respective affiliates, directors or officers, should be discovered by Tammcorp or Southern Missouri that should be set forth in an amendment or supplement to either the Form S-4 or the Proxy Statement, so that either such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other party hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by applicable law, disseminated to the holders of Tammcorp Common Stock and Tammcorp Class A Preferred Stock.

(b)    In addition to their obligations pursuant to Section 6.1(a), Tammcorp and Southern Missouri shall make all necessary filings with respect to the Merger and the other transactions contemplated by this Agreement under the Securities Act, the Exchange Act and applicable foreign or state securities or "Blue Sky" laws and regulations promulgated thereunder and provide each other with copies of any such filings. Southern Missouri and Tammcorp shall advise the other party, promptly after receipt of notice thereof, of (and provide copies of any notices or communications with respect to) the time of the effectiveness of the Form S-4, the filing of any supplement or amendment thereto, the issuance of any stop order relating thereto, the suspension of the qualification of Southern Missouri Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or of any request by the SEC or its staff for amendment to the Proxy Statement or the Form S-4, comments thereon from the SEC's staff and each party's responses thereto or request of the SEC or its staff for additional information. No amendment or supplement to the Proxy Statement or the Form S-4 shall be filed without the approval of each of Tammcorp and Southern Missouri, which approval shall not be unreasonably withheld, delayed or conditioned.
(c)    Subject to the terms and conditions set forth in this Agreement, Southern Missouri and Tammcorp shall, and shall cause their respective Subsidiaries to, use commercially reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other party in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement, including (i) the satisfaction of the conditions precedent to the obligations of Tammcorp (in the case of Southern Missouri) or Southern Missouri (in the case of Tammcorp) to the Merger, (ii) the obtaining of all necessary consents or waivers from third parties, (iii) the obtaining of all waivers, consents, authorizations, permits, orders and approvals from, or any exemption by, any Governmental Entities, and (iv) the execution and delivery of any additional instruments necessary to consummate the Merger, the Bank Merger and to fully carry out the purposes of this Agreement. The Parties shall cooperate with each other and use their respective commercially reasonable best efforts to promptly prepare and file, and cause their respective Subsidiaries to prepare and file, all necessary documentation, to effect all applications, notices, petitions and filings, to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties, Regulatory Agencies and other Governmental Entities that are necessary or advisable to consummate the transactions contemplated by this Agreement (including the Merger and the Bank Merger), and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such third parties, Regulatory Agencies or other Governmental Entities. In furtherance (but not in limitation) of the foregoing, Southern Missouri shall, and shall cause Southern Bank to, use commercially reasonable efforts to file any required applications, notices or other filings with the Federal Reserve Board or the Division, if applicable, within forty-five (45) days after the date hereof. Tammcorp and Southern Missouri shall have the right to review in advance, and, to the extent practicable, each will consult the other on, in each case subject to applicable laws relating to the confidentiality of information, all the information relating to Tammcorp or Southern Missouri, as the case may be, and any of their respective Subsidiaries, that appear in any filing made with, or written materials submitted to, any third party, Regulatory Agency or other Governmental Entity in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the Parties shall act reasonably and as promptly as practicable. The Parties shall consult with each other with respect to the obtaining of all permits, consents, approvals and authorizations of all third parties, Regulatory Agencies and other Governmental Entities necessary or advisable to consummate the transactions contemplated by this Agreement and each party will keep the other apprised of the status of matters relating to completion of the transactions contemplated by this Agreement.

(d)    Each of Southern Missouri and Tammcorp shall, upon request, furnish to the other all information concerning itself, its Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement, the Form S-4 or any other statement, filing, notice or application made by or on behalf of Southern Missouri, Tammcorp or any of their respective Subsidiaries to any Regulatory Agency or other Governmental Entity in connection with the Merger, the Bank Merger and the other transactions contemplated by this Agreement.
(e)    Each of Southern Missouri and Tammcorp shall promptly advise the other upon receiving any communication from any Regulatory Agency or other Governmental Entity the consent or approval of which is required for consummation of the transactions contemplated by this Agreement that causes such party to believe that there is a reasonable likelihood that any Requisite Regulatory Approval will not be obtained or that the receipt of any such approval may be materially delayed, or that any such approval may contain an Unduly Burdensome Condition (as defined in Section 7.2(d)).
6.2    Access to Information; Current Information; Consultation.
(a)    Upon reasonable notice and subject to applicable laws, each of Southern Missouri and Tammcorp, for the purposes of verifying the representations and warranties of the other, compliance by a party and its Subsidiaries with the covenants and agreements of such party herein, and preparing for the Merger and the other matters contemplated by this Agreement, shall, and shall cause each of their respective Subsidiaries to, afford to the officers, employees, accountants, counsel, advisors and other representatives of the other party, access, during normal business hours during the period prior to the Effective Time, to all its properties, books, contracts, commitments, personnel, information technology systems, and records, and each shall cooperate with the other party in preparing to execute after the Effective Time conversion or consolidation of systems and business operations generally, and, during such period, each of Southern Missouri and Tammcorp shall, and shall cause its respective Subsidiaries to, make available to the other party, to the extent permissible under applicable law, (i) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal securities laws or banking laws which is generally not available on the SEC's EDGAR internet database or from any Regulatory Agency, as applicable, and (ii) all other information concerning its business, properties and personnel as such party may reasonably request.  Neither Southern Missouri nor Tammcorp nor any of their respective Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of Southern Missouri's or Tammcorp's, as the case may be, customers, jeopardize the attorney-client privilege of the party in possession or control of such information or contravene any law, rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into prior to the date of this Agreement.  The Parties will use commercially reasonable efforts to make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.
(b)    Tammcorp shall permit, and shall cause its Subsidiaries to permit, Southern Missouri and/or an environmental consulting firm selected by Southern Missouri, at the sole expense of Southern Missouri, to conduct such phase I and/or phase II environmental audits, studies and tests on the Tammcorp Real Property (but subject to the consent of lessors with respect to Tammcorp Leased Properties).  In the event any subsurface or phase II site assessments are conducted (which assessments shall be at Southern Missouri's sole expense), Southern Missouri shall indemnify

Tammcorp and its Subsidiaries for all costs and expenses associated with returning the property to its previous condition.
(c)    Subject to applicable law and regulations, during the period from the date hereof to the Effective Time, Tammcorp shall, upon the request of Southern Missouri, cause one or more of its designated officers to confer on a monthly basis (or more frequently if the Parties reasonably agree that it is necessary) with officers of Southern Missouri regarding the financial condition, operations and business of Tammcorp and its Subsidiaries and matters relating to the completion of the transactions contemplated by this Agreement. As soon as reasonably available, but in no event more than five (5) business days after filing, Tammcorp will deliver to Southern Missouri all reports filed by it or any of its Subsidiaries with any Regulatory Agency or other Governmental Entity subsequent to the date hereof including all Capaha Call Reports and regulatory information (other than correspondence which may be deemed confidential supervisory information) filed with the Federal Reserve Board, the FDIC and the IDFPR.  Tammcorp will also deliver to Southern Missouri as soon as practicable all quarterly and annual financial statements of Tammcorp and its Subsidiaries prepared with respect to periods ending after June 30, 2016.  As soon as practicable after the end of each month, Tammcorp will deliver to Southern Missouri in electronic form (i) the monthly deposit and loan trial balances of Capaha, (ii) the monthly analysis of Capaha's investment portfolio, and (iii) an update of all of the material information set forth in Section 3.28(a) of the Tammcorp Disclosure Schedule for the then current period.
(d)    During the period from the date hereof to the Effective Time, Tammcorp shall provide Southern Missouri with Board packages and notices of Tammcorp Board meetings simultaneously with the submission of such materials to members of Tammcorp's Board of Directors provided however, that the Board packages and notices provided to Southern Missouri may exclude (i) any materials relating to the transactions contemplated by this Agreement or an Acquisition Proposal (as defined in Section 6.7(e)), (ii) any materials if the disclosure of such materials to Southern Missouri would or could reasonably be expected to result in a violation of applicable law, regulation or orders, decrees or determinations of a Government Entity, or (iii) any materials that are otherwise reasonably deemed by the Tammcorp Board of Directors to be confidential.
(e)    All information and materials provided pursuant to this Agreement shall be subject to the provisions of the Confidentiality Agreement entered into between the Parties as of June 1, 2016 (the "Confidentiality Agreement").
(f)    No investigation by a party hereto or its representatives shall affect the representations and warranties of the other party set forth in this Agreement.
6.3    Shareholder Meeting.  Tammcorp shall, and shall cause its Board of Directors to, (i) take all action in accordance with the federal securities laws, the laws of the State of Illinois, the Tammcorp Articles and the Tammcorp Bylaws necessary to (A) call and give notice of a special meeting of its shareholders (the "Tammcorp Shareholder Meeting") for the purpose of seeking the Tammcorp Shareholder Approval within five (5) business days following the date the Form S-4 is declared effective under the Securities Act and (B) schedule the Tammcorp Shareholder Meeting to take place on a date that is within forty (40) days after the notice date; (ii) subject to Section 6.7, use its commercially reasonable best efforts to (x) cause the Tammcorp Shareholder Meeting to be convened and held on the scheduled date and (y) obtain the Tammcorp Shareholder Approval; and (iii) subject to Section 6.7, include in the Proxy Statement and in all communications with shareholders the recommendation that the Tammcorp shareholders approve this Agreement and the

Merger (the "Tammcorp Board Recommendation"). Notwithstanding anything to the contrary contained in this Agreement, Tammcorp shall not be required to hold the Tammcorp Shareholder Meeting if this Agreement is terminated pursuant to Section 8.1 prior to the scheduled time of the Tammcorp Shareholder Meeting.
6.4	Reservation of Southern Missouri Common Stock; Nasdaq Listing.
(a)    Southern Missouri agrees to reserve a sufficient number of shares of Southern Missouri Common Stock to fulfill its obligations under this Agreement including for payment of the stock portion of the Aggregate Merger Consideration in the Merger.
(b)    Southern Missouri shall use its commercially reasonable efforts to cause the shares of Southern Missouri Common Stock to be issued in the Merger to be authorized for listing on the Nasdaq, subject to official notice of issuance, prior to the Effective Time.
6.5    Employee Matters.
(a)    Following the Effective Time, Southern Missouri shall cause Southern Bank to maintain employee benefit plans and compensation opportunities for the benefit of employees (as a group) who are full-time active employees of Capaha on the Closing Date ("Covered Employees") that provide employee benefits and compensation opportunities which, in the aggregate, are substantially comparable (and equivalent) to the employee benefits and compensation opportunities that are made available on a uniform and non-discriminatory basis to similarly situated employees of Southern Bank; provided that (i) in no event shall any Covered Employee be eligible to participate in any closed or frozen plan of Southern Bank; and (ii) until such time as Covered Employees participate in the benefit plans and compensation opportunities that are made available to similarly situated employees of Southern Bank, a Covered Employee's continued participation in employee benefit plans and compensation opportunities of Capaha shall be deemed to satisfy the foregoing provisions of this sentence (it being understood that participation in the Southern Missouri Benefit Plans may commence at different times with respect to each Southern Missouri Benefit Plan).
(b)    To the extent that a Covered Employee becomes eligible to participate in a Southern Missouri Benefit Plan, Southern Bank shall cause such Southern Missouri Benefit Plan to (i) recognize full-time years of prior service from the date of most recent hire of such Covered Employee with Capaha for purposes of eligibility, participation, vesting and, except under any plan that determines benefits on an actuarial basis, for benefit accrual, but only to the extent that such service was recognized immediately prior to the Effective Time under a comparable Tammcorp Benefit Plan in which such Covered Employee was eligible to participate immediately prior to the Effective Time; provided that such recognition of service shall not operate to duplicate any benefits of a Covered Employee with respect to the same period of service; and (ii) with respect to any Southern Missouri Benefit Plan that is a health, dental, vision plan or other welfare plan in which any Covered Employee is eligible to participate for the plan year in which such Covered Employee is first eligible to participate, Southern Bank shall use its commercially reasonable best efforts to cause any pre-existing condition limitations or eligibility waiting periods under such Benefit Plan to be waived with respect to such Covered Employee to the extent such condition was or would have been covered under the Tammcorp Benefit Plan in which such Covered Employee participated immediately prior to the Effective Time.

(c)    Prior to the Effective Time, and except as set forth in Section 6.5(d), Tammcorp shall take, and shall cause its Subsidiaries to take, all actions requested by Southern Missouri that may be necessary or appropriate to (i) cause one or more Tammcorp Benefits Plans to terminate as of the Effective Time, or as of the date immediately preceding the Effective Time, (ii) cause benefit accruals and entitlements under any Tammcorp Benefit Plan to cease as of the Effective Time, or as of the date immediately preceding the Effective Time, (iii) cause the continuation on and after the Effective Time of any contract, arrangement or insurance policy relating to any Tammcorp Benefit Plan for such period as may be requested by Southern Missouri, or (iv) facilitate the merger of any Tammcorp Benefit Plan into any employee benefit plan maintained by Southern Missouri or a Southern Missouri Subsidiary. All resolutions, notices, or other documents issued, adopted or executed in connection with the implementation of this Section 6.5(c) shall be subject to Southern Missouri's reasonable prior review and approval, which shall not be unreasonably withheld.
(d)    Southern Missouri shall cause Southern Bank to provide to a Covered Employee who is not an executive officer and not otherwise entitled to contractual or other severance or change in control benefits, a severance benefit in the amount of one (1) week base pay for each full year of full time employment with Capaha from his or her most recent hire date with a maximum severance benefit of thirteen (13) weeks base pay, if and only if (i) such Covered Employee's employment is involuntarily terminated by Southern Bank without cause at the time of or within one (1) year following the Effective Time and (ii) such Covered Employee executes a release of all employment claims, which release shall be in a form that complies with Section 409A of the Code and is reasonably acceptable to Southern Bank.
(e)    Nothing in this Section 6.5 shall be construed to limit the right of Southern Missouri or any of its Subsidiaries (including, following the Closing Date, any Tammcorp Subsidiary) to amend or terminate any Tammcorp Benefit Plan or other employee benefit plan, to the extent such amendment or termination is permitted by the terms of the applicable plan, nor shall anything in this Section 6.5 be construed to require Southern Bank to retain the employment of any particular Covered Employee for any fixed period of time following the Effective Time.
6.6    Officers' and Directors' Insurance; Indemnification.
(a)    Tammcorp shall purchase, prior to the Effective Time, a prepaid three (3) year "tail" policy providing single limit coverage under its current officers' and directors' liability and insurance policy for a premium cost not to exceed 200% of the current annual premium for such insurance (the "Insurance Amount").  If such tail policy cannot be obtained for the Insurance Amount, then Southern Missouri shall authorize Tammcorp to purchase as much comparable insurance as is available for the Insurance Amount.  At the request of Southern Missouri, such tail policy shall be secured by Tammcorp for a longer term (not to exceed five (5) years) without being subject to the Insurance Amount.  The officers and directors of Tammcorp may be required to make application and provide customary representations and warranties to Tammcorp's insurance carrier for the purpose of obtaining such insurance.
(b)    For five (5) years from and after the Effective Time, Southern Missouri shall indemnify and hold harmless each person who is now, or who has been at any time before the date of this Agreement, or who becomes before the Effective Time, a director or officer of Tammcorp (each, a "Tammcorp Indemnified Party") against all losses, claims, damages, costs, expenses (including reasonable attorneys' fees), liabilities or judgments or amounts that are paid in settlement (which settlement shall require the prior written consent of Southern Missouri, which consent shall not be unreasonably withheld) of or in connection with any claim, action, suit, proceeding, investigation or other legal proceeding, whether civil, criminal, administrative or investigative or investigation (each, a "Claim"), in which a Tammcorp Indemnified Party is, or is threatened to be made, a party or witness or arising out of the fact that such person is or was a director or officer of Tammcorp if such Claim pertains to any matter of fact arising, existing or occurring at or before the Effective Time (including the Merger and the other transactions contemplated hereby), regardless of whether such Claim is asserted or claimed before, or after, the Effective Time, to the fullest extent permitted under the Tammcorp Articles or Tammcorp Bylaws to the extent permitted by applicable law including 12 USC 1828(k) and the regulations thereunder and Regulatory Agencies.
(c)    In connection with the indemnification provided pursuant to Section 6.6(b), Southern Missouri (i) will advance expenses, promptly after statements therefor are received, to each Tammcorp Indemnified Party to the fullest extent permitted by law and Governmental Entities (provided the individual to whom expenses are advanced provides an undertaking to repay such advance if it is ultimately determined that such individual is not entitled to indemnification), including the payment of the fees and expenses of one counsel with respect to a matter, and one local counsel in each applicable jurisdiction, if necessary or appropriate, selected by such Tammcorp Indemnified Party or multiple Tammcorp Indemnified Parties, it being understood that they collectively shall only be entitled to one counsel and one local counsel in each applicable jurisdiction where necessary or appropriate (unless a conflict shall exist between them in which case they may retain separate counsel), all such counsel shall be reasonably satisfactory to Southern Missouri and (ii) will cooperate in the defense of any such matter.
(d)    This Section 6.6 shall survive the Effective Time, is intended to benefit each Tammcorp Indemnified Party (each of whom shall be entitled to enforce this Section against Southern Missouri), and shall be binding on all successors and assigns of Southern Missouri.
(e)    In the event Southern Missouri or any of its successors or assigns (i) consolidates with or merges into any other person or entity and shall not be the continuing or surviving company or entity of such consolidation or merger, or (ii) transfers all or substantially all of its properties and assets to one or more other persons or entities, then, and in each such case, proper provision shall be made so that the successors and assigns of Southern Missouri assume the obligations set forth in this Section 6.6.
6.7	No Solicitation.
(a)    Tammcorp agrees that, except as expressly permitted by Section 6.7(b), from the date of this Agreement until the Effective Time or, if earlier, the termination of this Agreement in accordance with Section 8.1, it will not, and will cause its Subsidiaries and its Subsidiaries' officers, directors, and employees (the "Tammcorp Individuals") not to, and will use its commercially reasonable best efforts to cause Tammcorp and its Subsidiaries' agents, advisors and controlled affiliates, accountants, legal counsel, and financial advisors (the "Tammcorp Representatives") not to, initiate, solicit, encourage or knowingly facilitate inquiries or proposals with respect to, or engage in any discussions or negotiations concerning, or provide any confidential or nonpublic information or data concerning its and/or its Subsidiaries business, properties or assets ("Tammcorp Confidential Information") to, or have any discussions with, any person or entity relating to, any Acquisition Proposal (as defined below). Tammcorp will immediately cease and cause to be terminated any activities, discussions or negotiations conducted before the date of this Agreement with any persons or entities other than Southern Missouri with respect to any Acquisition Proposal and will use its commercially reasonable best efforts, subject to applicable law, to enforce any confidentiality or similar agreement relating to such an Acquisition Proposal.
(b)    Notwithstanding anything to the contrary in Section 6.7(a), at any time from the date of this Agreement and prior to obtaining the Tammcorp Shareholder Approval, in the event Tammcorp receives an unsolicited Acquisition Proposal and the Board of Directors of Tammcorp determines in good faith that such Acquisition Proposal constitutes a Superior Proposal (as defined below) or is reasonably likely to result in a Superior Proposal, Tammcorp may, and may permit its Subsidiaries and the Tammcorp Individuals and the Tammcorp Representatives to, (i) negotiate the terms of, and enter into, a confidentiality agreement with terms and conditions no less favorable to Tammcorp than the Confidentiality Agreement (an "Acceptable Confidentiality Agreement"), (ii) furnish or cause to be furnished Tammcorp Confidential Information to the person or entity making such Acquisition Proposal pursuant to an Acceptable Confidentiality Agreement,  and (iii) negotiate and participate in such negotiations or discussions with the person or entity making such Acquisition Proposal concerning such Acquisition Proposal, if the Board of Directors of Tammcorp determines in good faith (following consultation with counsel) that failure to take such actions would result in a violation of its fiduciary duties under applicable law.
(c)    The Board of Directors of Tammcorp shall not (nor shall any committee thereof) withdraw or modify, in a manner adverse to Southern Missouri, the Tammcorp Board Recommendation or make or cause to be made any third party or public communication proposing or announcing an intention to withdraw or modify in any manner adverse to Southern Missouri the Tammcorp Board Recommendation (any such action, a "Change in Recommendation"). Notwithstanding the foregoing, the Board of Directors of Tammcorp (including any committee thereof) may, at any time prior to obtaining the Tammcorp Shareholder Approval, effect a Change in Recommendation in response to a bona fide written unsolicited Acquisition Proposal made after the date of this Agreement that the Board of Directors of Tammcorp determines in good faith (after consultation with Tammcorp's outside legal counsel) constitutes a Superior Proposal; provided, however, that the Board of Directors of Tammcorp may not make a Change in Recommendation, or terminate this Agreement pursuant to Section 8.1(f), with respect to an Acquisition Proposal until it has given Southern Missouri at least four (4) business days, following Southern Missouri's initial receipt of written notice that the Board of Directors of Tammcorp has determined that such Acquisition Proposal is a Superior Proposal and the reasons therefor, to respond to any such Acquisition Proposal and, taking into account any amendment or modification to this Agreement proposed by Southern Missouri, the Board of Directors of Tammcorp determines in good faith (after consultation with counsel) that such Acquisition Proposal continues to constitute a Superior Proposal.
(d)    Tammcorp will promptly (and in any event within two (2) business days) advise Southern Missouri in writing following receipt of any Acquisition Proposal and the substance thereof (including the identity of the person or entity making such Acquisition Proposal), and will keep Southern Missouri apprised of any related developments, discussions and negotiations (including the terms and conditions, whether written or oral, of the Acquisition Proposal) on a current basis.
(e)    As used in this Agreement, the following terms have the meanings set forth below:
"Acquisition Proposal" means a tender or exchange offer, proposal for a merger, consolidation or other business combination involving Tammcorp or Capaha or any proposal or offer to acquire in any manner more than 24.99% of the voting power in, or more than 24.99% of the fair market value of the business, assets or deposits of, Tammcorp or Capaha, other than the transactions contemplated by this Agreement.
"Superior Proposal" means a written Acquisition Proposal that the Board of Directors of Tammcorp concludes in good faith to be more favorable from a financial point of view to its shareholders than the Merger, (i) after receiving the advice of its financial advisors (ii) after taking into account the likelihood of consummation of such transaction on the terms set forth therein and (iii) after taking into account all legal (with the advice of outside counsel), financial (including the financing terms of any such proposal), regulatory and other aspects of such proposal and any other relevant factors permitted under applicable law; provided, however, that for purposes of the definition of "Superior Proposal," the references to "more than 24.99%" in the definition of Acquisition Proposal shall be deemed to be references to "a majority".
6.8    Notification of Certain Matters.  Each of the Parties shall give prompt written notice to the other of any fact, event or circumstance known to it that (a) is reasonably likely, individually or taken together with all other facts, events and circumstances known to it, to result in any Material Adverse Effect with respect to it or (b) would cause or constitute a material breach of any of its representations, warranties, covenants or agreements contained herein. Each of Tammcorp and Southern Missouri shall promptly inform the other in writing upon receiving notice of any claim, demand, cause of action or investigation by any Governmental Entity or third party against, or threatened against, it or any of its Subsidiaries or any of their respective assets, properties, or any of their respective directors, officers or employees in their individual capacities as such.
6.9    Correction of Information.  Each of Tammcorp and Southern Missouri shall promptly correct and supplement in writing any information furnished under this Agreement so that such information shall be correct and complete in all material respects at all times, without taking into account any Material Adverse Effect qualification, and shall include all facts necessary to make such information correct and complete in all material respects at all times; provided, however, that in each case, such disclosure shall not be deemed to cure any breach of a representation, warranty, covenant or agreement or any failure of a condition under Article VII, or to otherwise limit or affect in any way the remedies available hereunder to any party receiving such notice.
6.10    System Integration.  From and after the date hereof, Tammcorp shall cause Capaha and its directors, officers and employees to, and shall make all commercially reasonable best efforts (without undue disruption to either business) to cause Capaha's data processing consultants and software providers to, cooperate and assist Capaha and Southern Bank in connection with the planned electronic and systematic conversion of all applicable data of Capaha to the Southern Bank system to occur after the Effective Time, including the training of Capaha employees without undue disruption to Capaha's business, during normal business hours and at the expense of Southern Missouri or Southern Bank (not to include Capaha's employee payroll).
6.11    Coordination; Integration.  Subject to applicable law and regulation, during the period from the date hereof until the Effective Time, Tammcorp shall cause the Chief Executive Officer and Chief Financial Officer of Capaha to assist and confer with the officers of Southern Bank, on a weekly basis, relating to the development, coordination and implementation of the post-Merger operating and integration plans of Southern Bank, as the Surviving Bank in the Bank Merger.

6.12    Delivery of Agreements.  Tammcorp shall cause the Voting Agreement to be executed by Mr. Abercrombie and the Non-Solicitation Agreements to be executed by the directors and officers listed on Exhibit B and delivered to Southern Missouri prior to or simultaneously with the execution of this Agreement
6.13    Press Releases.  Each of Tammcorp and Southern Missouri agrees that it will not, without the prior approval of the other party, file any material pursuant to SEC Rules 165 or 425, or issue any press release or written statement for general circulation relating to the transactions contemplated hereby, except as otherwise required by applicable law or regulation or Nasdaq rules.
6.14    Directors and Officers.  Southern Missouri agrees to cause John R. Abercrombie to be appointed as a director of Southern Missouri at the Effective Time, with a term to expire at the 2019 annual meeting.
6.15    Exchange Offer.  Tammcorp shall consummate the Exchange Offer in accordance with the terms and conditions as set forth in the Exchange Agreement.
6.16    Preparation of Offering Circular.  Within 60 days after the execution of this Agreement, Tammcorp and Southern Missouri shall jointly prepare an Offering Circular for the shareholders of Capaha that describes the Exchange Offer, the Merger and matters relating to consummating such transactions, and contains business and financial information about Southern Missouri and Tammcorp and their respective Subsidiaries. Tammcorp and Southern Missouri shall each use commercially reasonable efforts to cause the Offering Circular to comply with applicable federal and state securities laws requirements.  Each of Tammcorp and Southern Missouri agrees to provide promptly to the other such information concerning its business and that of its Subsidiaries and its financial statements and affairs as, in the reasonable judgment of the providing party or its counsel, may be required or appropriate for inclusion in the Offering Circular, or in any amendments or supplements thereto, and to cause its counsel and auditors to cooperate with the other's counsel and auditors in the preparation of the Offering Circular. Tammcorp will promptly advise Southern Missouri, and Southern Missouri will promptly advise Tammcorp, in writing, if at any time prior to the Effective Time either Tammcorp or Southern Missouri shall obtain knowledge of any facts that might make it necessary or appropriate to amend or supplement the Offering Circular in order to make the statements contained or incorporated by reference therein not misleading or to comply with applicable law.  Tammcorp agrees to deliver the Offering Circular to the holders of Capaha common stock as soon as reasonably practicable after the date hereof.
6.17    The Bank Merger.  After consummation of the Exchange Offer, if there are any holders, other than Tammcorp, of the common stock of Capaha who did not execute the Exchange Agreement and participate in the Exchange Offer ("Non-Participating Capaha Minority Stockholders"), then Southern Missouri agrees that it will, immediately after the Effective Time, take the necessary steps to adopt a new or amended plan of merger (the "Amended Bank Plan of Merger") pursuant to Section 351.447 of the GBCLM and, to the extent applicable, Section 205/8004 of the Illinois Savings Bank Act, providing for the merger of Capaha with and into Southern Bank (the "Capaha Minority Participating Bank Merger"), and will provide in such Amended Bank Plan of Merger for the shares of Capaha common stock owned by the Non-Participating Capaha Minority Stockholders to be converted into the right to receive consideration payable by Southern Missouri that is identical in form and amount to the Merger Consideration that the Non-Participating Minority Stockholders would have been entitled to receive under this Agreement had they executed the Exchange Agreement and participated in the Exchange Offer, subject to their rights under the Illinois

Savings Bank Act to demand payment of the value of their shares of Capaha common stock.  The Parties hereby acknowledge that consummation of the Capaha Minority Participating Bank Merger may not take place immediately following Effective Time due to additional shareholder and/or regulatory approvals that may be required to consummate that transaction.
ARTICLE VII

 CONDITIONS PRECEDENT
7.1    Conditions to Each Party's Obligations.  The respective obligations of the Parties to effect the Merger shall be subject to the satisfaction or, to the extent permitted by law, waiver by each of Tammcorp and Southern Missouri, at or prior to the Closing Date of the following conditions:
(a)    Shareholder Approval. The Tammcorp Shareholder Approval shall have been obtained.
(b)    Nasdaq Listing. Southern Missouri shall have filed with Nasdaq a notification form for the listing of all shares of Southern Missouri Common Stock to be delivered as Merger Consideration, and Nasdaq shall not have objected to the listing of such shares of Southern Missouri Common Stock.
(c)    Form S-4. The Form S-4 shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Form S-4 shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC.
(d)    No Injunctions or Restraints; Illegality. No order, injunction or decree issued by any court or agency of competent jurisdiction or other law preventing or making illegal the consummation of the Merger or the Bank Merger shall be in effect.
7.2    Conditions to Obligations of Southern Missouri.  The obligation of Southern Missouri to effect the Merger is also subject to the satisfaction, or, to the extent permitted by law, waiver by Southern Missouri, at or prior to the Closing Date, of the following conditions:
(a)    Representations and Warranties.  The representations and warranties of Tammcorp set forth in this Agreement shall be (i) true and correct in all material respects as of the date of this Agreement, and (ii) true and correct in all material respects as of the Effective Time as though made on and as of the Effective Time; provided, however, that
(A)
the representations and warranties in Sections 3.2 (Capitalization) (other than inaccuracies that are de minimis in amount and effect), 3.7(c) and (d) (Financial Reports; Absence of Certain Changes or Events), 3.12 (Broker's Fees), and 3.15 (Tammcorp Information) shall be true and correct in all respects as of the date of this Agreement and as of the Effective Time as though made on and as of the Effective Time, except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct as of such date;

(B)
the representations and warranties in Section 3.5 (Authority; No Violation) shall be true and correct in all material respects as of the date of this Agreement and as of the Effective Time as though made on and as of the Effective Time; and

(C)
no other representation or warranty of Tammcorp shall be deemed untrue or incorrect as of the Effective Time as a consequence of events or circumstances arising after the date hereof that were not voluntary or intentional acts by or omissions of Tammcorp or any of its Subsidiaries, unless such event or circumstance, individually or taken together with other facts, events or circumstances inconsistent with any representation or warranty of Tammcorp has had or would reasonably be expected to result in a Material Adverse Effect on Tammcorp;

provided, further, that for purposes of clause (C) above, any qualification or exception for, or reference to, materiality (including the terms "material," "materially," "in all material respects" or similar terms or phrases) or Material Adverse Effect in any such representation or warranty shall be disregarded; and Southern Missouri shall have received a certificate signed on behalf of Tammcorp by the Chief Executive Officer or the Chief Financial Officer of Tammcorp to the foregoing effect.
(b)    Performance of Obligations of Tammcorp. Tammcorp shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time; and Southern Missouri shall have received a certificate signed on behalf of Tammcorp by the Chief Executive Officer or the Chief Financial Officer of Tammcorp to such effect.
(c)    Third Party Consents.  Tammcorp shall have obtained the written consent from each person or entity who is a counterparty to or beneficiary of any material note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other material instrument or obligation set forth in Section 3.5(b) of the Tammcorp Disclosure Schedule (or which was required to be set forth in Section 3.5(b) of the Tammcorp Disclosure Schedule).
(d)    Regulatory Approvals.  All regulatory authorizations, consents, orders or approvals from Regulatory Agencies and other Governmental Entities required to consummate the Merger and the Bank Merger shall have been obtained without the imposition of any condition or requirement, which individually or in the aggregate, is deemed unduly burdensome by Southern Missouri including any condition that would increase the minimum regulatory capital requirements of Southern Missouri or Southern Bank (an "Unduly Burdensome Condition") and such authorizations, consents, orders and approvals shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired (all such approvals and the expiration of all such waiting periods being referred to as the "Requisite Regulatory Approvals").
(e)    Dissenting Shares.  Dissenting Shares shall be less than five percent (5%) of the issued and outstanding Tammcorp Common Stock and Tammcorp Class A Preferred Stock.
(f)    Opinion of Tax Counsel.  Southern Missouri shall have received an opinion from Silver, Freedman, Taff & Tiernan LLP, special counsel to Southern Missouri, dated the Closing Date, to the effect that, on the basis of the facts, representations and assumptions set forth or referred to in such opinion, the Merger will qualify as a "reorganization" within the meaning of Section 368(a)

of the Code.  In rendering its opinion, Silver, Freedman, Taff & Tiernan LLP may require and rely upon representations contained in letters from each of Southern Missouri and Tammcorp.
(g)    Tammcorp shall have entered into the Exchange Agreement with the holders of at least 80% of the outstanding shares of the common stock of Capaha not owned by Tammcorp and completed the Exchange Offer and issuance of shares of Tammcorp Common Stock to such holders in accordance with the Exchange Agreement.
7.3    Conditions to Obligations of Tammcorp.  The obligation of Tammcorp to effect the Merger is also subject to the satisfaction or waiver by Tammcorp at or prior to the Effective Time of the following conditions:
(a)    Representations and Warranties. The representations and warranties of Southern Missouri set forth in this Agreement shall be (i) true and correct in all material respects as of the date of this Agreement, and (ii) true and correct in all material respects as of the Effective Time as though made on and as of the Effective Time; provided, however, that
(A)
the representations and warranties in Sections 4.2 (Capitalization) (other than inaccuracies that are de minimis in amount and effect), 4.7(e) and (f) (Financial Reports and SEC Documents; Absence of Certain Changes) and 4.25 (Southern Missouri Information) shall be true and correct in all respects as of the date of this Agreement and as of the Effective Time as though made on and as of the Effective Time, except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct as of such date;

(B)
the representations and warranties in Section 4.5 (Corporate Authority) shall be true and correct in all material respects as of the date of this Agreement and as of the Effective Time as though made on and as of the Effective Time; and

(C)
no other representation or warranty of Southern Missouri shall be deemed untrue or incorrect as of the Effective Time as a consequence of events or circumstances arising after the date hereof that were not voluntary or intentional acts by or omissions of Southern Missouri or any of its Subsidiaries, unless such event or circumstance, individually or taken together with other facts, events or circumstances inconsistent with any representation or warranty of Southern Missouri has had or would reasonably be expected to result in a Material Adverse Effect on Southern Missouri;

provided, further, that for purposes of clause (C) above, any qualification or exception for, or reference to, materiality (including the terms "material," "materially," "in all material respects" or similar terms or phrases) or Material Adverse Effect in any such representation or warranty shall be disregarded; and Tammcorp shall have received a certificate signed on behalf of Southern Missouri by the Chief Executive Officer or the Chief Financial Officer of Southern Missouri to the foregoing effect.

(b)    Performance of Obligations of Southern Missouri. Southern Missouri shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time, and Tammcorp shall have received a certificate signed on behalf of Southern Missouri by the Chief Executive Officer or the Chief Financial Officer of Southern Missouri to such effect.
(c)    Opinion of Tax Counsel.  Tammcorp shall have received an opinion from Fenimore, Kay, Harrison & Ford, LLP, special counsel to Tammcorp, dated the Closing Date, to the effect that, on the basis of the facts, representations and assumptions set forth or referred to in such opinion, the Merger will qualify as a "reorganization" within the meaning of Section 368(a) of the Code.  In rendering its opinion, Fenimore, Kay, Harrison & Ford, LLP may require and rely upon representations contained in letters from each of Southern Missouri and Tammcorp.

ARTICLE VIII
TERMINATION AND AMENDMENT
8.1    Termination.  This Agreement may be terminated at any time prior to the Effective Time, whether before or after the Tammcorp Shareholder Approval, by action of the Board of Directors of a party, as follows:
(a)    by the written mutual consent of Tammcorp and Southern Missouri;
(b)    by either Tammcorp or Southern Missouri, if any Governmental Entity that must grant a Requisite Regulatory Approval has denied approval of the Merger or the Bank Merger and such denial has become final and nonappealable or any Governmental Entity of competent jurisdiction shall have issued a final and nonappealable order, injunction or decree permanently enjoining or otherwise prohibiting or making illegal the consummation of the Merger or the Bank Merger, unless the failure to obtain a Requisite Regulatory Approval shall be due to the failure of the party seeking to terminate this Agreement to perform any covenant or agreement in this Agreement required to be performed prior to the Effective Time;
(c)    by either Tammcorp or Southern Missouri, if the Merger shall not have been consummated on or before July 31, 2017, unless the failure of the Closing to occur by such date shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth in this Agreement;
(d)    by either Tammcorp or Southern Missouri (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein), if there shall have been a breach of any of the covenants or agreements or any of the representations or warranties set forth in this Agreement on the part of Tammcorp, in the case of a termination by Southern Missouri, or Southern Missouri, in the case of a termination by Tammcorp, which breach, either individually or in the aggregate, would result in, if occurring or continuing on the Closing Date, the failure of any of the conditions set forth in Section 7.2 or 7.3, as the case may be, and which is not cured within twenty (20) days following written notice to the party committing such breach or by its nature or timing cannot be cured within such time period;

(e)    by Southern Missouri if (i) the Board of Directors of Tammcorp (or any committee thereof) shall have failed to make the Tammcorp Board Recommendation or made a Change in Recommendation or (ii) Tammcorp shall have materially breached any of the provisions set forth in Section 6.7;
(f)    by Tammcorp prior to obtaining the Tammcorp Shareholder Approval in order to enter into an agreement relating to a Superior Proposal in accordance with Section 6.7; provided, however, that Tammcorp has (i) not materially breached the provisions of Section 6.7, and (ii) complied with its payment obligation under Section 8.4(a);
(g)    by either Tammcorp or Southern Missouri, if the provisions of Section 8.1(e) are not applicable and the shareholders of Tammcorp fail to provide the Tammcorp Shareholder Approval at a duly held meeting of shareholders or at an adjournment or postponement thereof.
The party desiring to terminate this Agreement pursuant to clause (b), (c), (d), (e), (f), or (g) of this Section 8.1 shall give written notice of such termination to the other party in accordance with Section 9.3, specifying the provision or provisions hereof pursuant to which such termination is effected.
8.2    Effect of Termination.  In the event of termination of this Agreement by either Tammcorp or Southern Missouri as provided in Section 8.1, this Agreement shall forthwith become void and have no effect, and none of Tammcorp, Southern Missouri, any of their respective Subsidiaries or any of the officers or directors of any of them shall have any liability of any nature whatsoever under this Agreement, or in connection with the transactions contemplated by this Agreement, except that (i) Sections 8.2, 8.3, 8.4, 9.3, 9.4, 9.5, 9.6, 9.7, 9.8, 9.9 and 9.10 shall survive any termination of this Agreement, and (ii) if this Agreement is terminated under Section 8.1(d), the non-terminating party shall not, except as provided in Section 8.4(c), be relieved or released from any liabilities or damages arising out of its willful and material breach of any provision of this Agreement.
8.3    Fees and Expenses.  Except with respect to costs and expenses of printing and mailing the Proxy Statement, which shall be borne by Tammcorp, and all filing and other fees in connection with any filing with the SEC, which shall be borne by Southern Missouri, all fees and expenses incurred in connection with the Merger, the Bank Merger, the Exchange Offer, this Agreement, and the other transactions contemplated by this Agreement shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated.
8.4	Termination Fee.
(a)     If this Agreement is terminated pursuant to Section 8.1(e) or (f), then (i) in the case of termination under Section 8.1(e), Tammcorp shall immediately following such termination pay Southern Missouri an amount equal to one million dollars ($1,000,000) (the "Termination Fee"), and (ii) in the case of termination under Section 8.1(f), Tammcorp shall, simultaneously with such termination and as a condition thereof, pay Southern Missouri the Termination Fee, in each case in same-day funds.
(b)    If this Agreement is terminated by either party under Section 8.1(g), and prior thereto there has been publicly announced an Acquisition Proposal, then if within one year of such termination Tammcorp or Capaha either (A) enters into a definitive agreement with respect to an

Acquisition Proposal or (B) consummates an Acquisition Proposal, Tammcorp shall immediately pay Southern Missouri the Termination Fee set forth in Section 8.4(a) in same-day funds. For purposes of clauses (A) and (B) above, the reference to 24.99% in the definition of Acquisition Proposal shall be "a majority".
(c)    The payment of the Termination Fee shall fully discharge Tammcorp from any and all liability under this Agreement and related to the transactions contemplated herein, and Southern Missouri shall not be entitled to any other relief or remedy against Tammcorp. If the Termination Fee is not payable, Southern Missouri may pursue any and all remedies available to it against Tammcorp on account of a willful and material breach by Tammcorp of any of the provisions of this Agreement. Moreover, if the Termination Fee is payable pursuant to Section 8.1(e)(ii), Southern Missouri shall have the right to pursue any and all remedies available to it against Tammcorp on account of the willful and material breach by Tammcorp of Section 6.7 in lieu of accepting the Termination Fee under Section 8.4(a), Tammcorp may pursue any and all remedies available to it against Southern Missouri on account of a willful and material breach by Southern Missouri of any of the provisions of this Agreement.
8.5    Amendment.  This Agreement may be amended by the Parties, by action taken or authorized by their respective Boards of Directors, at any time before or after approval of the matters presented in connection with Merger by the shareholders of Tammcorp; provided, however, that after any approval of the transactions contemplated by this Agreement by the shareholders of Tammcorp, there may not be, without further approval of such shareholders, any amendment of this Agreement that requires further approval under applicable law. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties.
8.6    Extension; Waiver.  At any time prior to the Effective Time, the Parties, by action taken or authorized by their respective Board of Directors, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other party, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or (c) waive compliance with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.
ARTICLE IX

 GENERAL PROVISIONS
9.1    Closing.  On the terms and subject to the conditions set forth in this Agreement, the closing of the Merger (the "Closing") shall take place on a date mutually agreed to by the parties which will coordinate with the date scheduled with Southern Missouri's data processor for the conversion of Tammcorp's data (but no earlier than five business days) after the satisfaction or waiver (subject to applicable law) of the latest to occur of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied or waived at the Closing), unless extended by mutual agreement of the Parties (the "Closing Date").
9.2    Nonsurvival of Representations, Warranties and Agreements.  None of the representations, warranties, covenants and agreements set forth in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, except for Section 6.6 and for those other covenants and agreements contained in this Agreement that by their terms apply or are to be performed in whole or in part after the Effective Time.
9.3    Notices.  All notices and other communications in connection with this Agreement shall be in writing and shall be deemed given if delivered personally, sent via facsimile (with confirmation), mailed by registered or certified mail (return receipt requested) or delivered by an express courier (with confirmation) to the Parties at the following addresses (or at such other address for a party as shall be specified by like notice):
(a)        if to Southern Missouri, to:
Southern Missouri Bancorp, Inc.
 2991 Oak Grove Road
Poplar Bluff, Missouri 63901
Attention:  Greg A. Steffens, President and Chief Executive Officer
 Email: GSteffens@bankwithsouthern.com

with a copy to:
Silver, Freedman, Taff & Tiernan LLP
 3299 K Street, N.W., Suite 100
Washington, D.C. 20007
Attention:  Martin L. Meyrowitz
 Email: mey@sfttlaw.com

(b)        if to Tammcorp, to:
 Tammcorp, Inc.
 One South Main Street
 Cape Girardeau, MO 63703
 Attention: John R. Abercrombie, President
 Email: jabercrombie@capahabank.com
with a copy to:
 Fenimore, Kay, Harrison & Ford, LLP
 812 San Antonio Street
 Suite 600
 Austin, TX 78701
 Attention: Joseph M. Ford
 Email:  JFord@fkhfpartners.com

9.4    Interpretation.  When a reference is made in this Agreement to Articles, Sections, Exhibits or Schedules, such reference shall be to an Article or Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation." All schedules and exhibits hereto shall be deemed part of this Agreement and included in any reference to this Agreement. If any term, provision, covenant or restriction contained in this Agreement is held by a court or a federal or state regulatory agency of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions and covenants and restrictions contained in this Agreement shall remain in full force and effect, and shall in no way be affected, impaired or invalidated. If for any reason such court or regulatory agency determines that any provision, covenant or restriction is invalid, void or unenforceable, it is the express intention of the Parties that such provision, covenant or restriction be enforced to the maximum extent permitted.
9.5    Counterparts.  This Agreement may be executed in two or more counterparts (including by facsimile or other electronic means), all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the Parties and delivered to the other party, it being understood that each party need not sign the same counterpart.
9.6    Entire Agreement.  This Agreement (including the documents and the instruments referred to in this Agreement), together with the Confidentiality Agreement, constitutes the entire agreement and supersedes all prior written, and prior or contemporaneous oral, agreements and understandings, between the Parties with respect to the subject matter of this Agreement, other than the Confidentiality Agreement.
9.7    Governing Law.  This Agreement shall be governed and construed in accordance with the laws of the State of Missouri applicable to contracts made and performed entirely within such state, without regard to any applicable conflicts of law principles or any other principle that could require the application of the application of the law of any other jurisdiction.
9.8    Publicity.  Neither Tammcorp nor Southern Missouri shall, and neither Tammcorp nor Southern Missouri shall permit any of its Subsidiaries to, issue or cause the publication of any press release or other public announcement with respect to, or otherwise make any public statement concerning, the transactions contemplated by this Agreement without the prior consent (which shall not be unreasonably withheld or delayed) of Southern Missouri, in the case of a proposed announcement or statement by Tammcorp, or Tammcorp, in the case of a proposed announcement or statement by Southern Missouri; provided, however, that either party may, without the prior consent of the other party (but after prior consultation with the other party to the extent practicable under the circumstances) issue or cause the publication of any press release or other public announcement to the extent required by law or by the rules and regulations of the Nasdaq.
9.9    Assignment; Third Party Beneficiaries.  Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned by either of the Parties (whether by operation of law or otherwise) without the prior written consent of the other party (which shall not be unreasonably withheld or delayed). Any purported assignment in contravention hereof shall be null and void. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by each of the Parties and their respective successors and assigns. Except for Section 6.6, which is intended to benefit each Tammcorp Indemnified Party, or as otherwise specifically provided herein, this Agreement (including the documents and instruments referred to in this Agreement) is not intended to and does not confer upon any person other than the Parties hereto any rights or remedies under this Agreement.
9.10    Specific Performance; Time of the Essence.  The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms. It is accordingly agreed that the Parties shall be entitled specific performance of the terms hereof, without the necessity of demonstrating irreparable harm or posting of any bond or security, in addition to any other remedies to which they are entitled at law or equity. Time is of the essence for performance of the agreements, covenants and obligations of the Parties herein.

Southern Missouri and Tammcorp have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.
SOUTHERN MISSOURI BANCORP, INC.

By:	/s/ Greg A. Steffens
	Name:	Greg A. Steffens
	Title:	President and Chief Executive Officer

TAMMCORP, INC.

By:	/s/ John R. Abercrombie
	Name:	John R. Abercrombie
	Title:	President and Chief Executive Officer

EXHIBIT A
Voting Agreement
________ ____, 201__

Southern Missouri Bancorp, Inc.
2991 Oak Grove Road
Poplar Bluff, Missouri  63901
Attention:  Greg A. Steffens, President and Chief Executive Officer
Dear Ladies and Gentlemen:
The undersigned (the "Shareholder") owns shares, either of record or beneficially, of the common stock and/or Series A preferred stock of Tammcorp, Inc. ("Tammcorp").  The Shareholder understands that Southern Missouri Bancorp, Inc. ("you" or "Southern Missouri") and Tammcorp are simultaneously herewith entering into an Agreement and Plan of Merger (the "Merger Agreement") providing for, among other things, the merger of Tammcorp with and into Southern Missouri (the "Merger"), in which the outstanding shares of common stock and Series A preferred stock of Tammcorp will be exchanged for Southern Missouri common stock and cash.
The Shareholder is entering into this Voting Agreement to induce Southern Missouri to simultaneously enter into the Merger Agreement and to consummate the Merger.
The Shareholder confirms his, her or its agreement with Southern Missouri as follows:
        1.    The Shareholder represents and warrants that the Shareholder is the record or beneficial owner of that number of shares of common stock and Series A preferred stock of Tammcorp which is set forth opposite the Shareholder's signature on this Voting Agreement (the "Shares").
        2.    The Shareholder agrees that he, she or it will not, and will not permit any company, trust or other entity controlled by the Shareholder to, contract to sell, sell or otherwise transfer or dispose of any of the Shares, other than pursuant to (i) a transfer where the transferee has agreed in writing to abide by the terms of this Voting Agreement in a form reasonably satisfactory to Southern Missouri, (ii) a transfer by will or operation of law, or (iii) a transfer made with the prior written consent of Southern Missouri.
        3.    Except as provided in Section 2 of this Voting Agreement, the Shareholder agrees to vote (or cause to be voted) all of the Shares in favor of the Merger Agreement at any meeting of shareholders of Tammcorp called to consider and vote on the Merger Agreement; provided, however, that, if the manner in which the Shares are owned is such that the Shareholder cannot absolutely cause the Shares to be so voted, the Shareholder shall use the Shareholder's best efforts to cause the Shares to be so voted.

A-A-1

        4.    The Shareholder represents and warrants to Southern Missouri that (a) the Shareholder has full legal capacity, power and authority to enter into and perform this Voting Agreement, and (b) this Voting Agreement is the legal, valid and binding agreement of the Shareholder enforceable against the Shareholder in accordance with its terms, subject to bankruptcy, insolvency and other laws of general applicability relating to or affecting creditors' rights and to general equity principles.
        5.    This Voting Agreement shall automatically terminate upon the first to occur of (a) termination of the Merger Agreement in accordance with its terms; (b) the approval of the Merger Agreement and the transaction contemplated thereby by Tammcorp's shareholders; (c) the effective date of any amendment to the Merger Agreement that reduces the amount of the merger consideration or alters the form of the merger consideration; or (d) mutual agreement in writing of the parties hereto providing for the termination hereof.
        6.    This Voting Agreement may be amended, modified or supplemented at any time by mutual agreement in writing of the parties hereto.
        7.    This Voting Agreement evidences the entire agreement between the parties hereto with respect to the matters provided for herein, and there are no agreements, representations or warranties with respect to the matters provided for herein other than those set forth herein.
        8.    The parties agree that, if any provision of this Voting Agreement shall under any circumstances be deemed invalid or inoperative, this Voting Agreement shall be construed with the invalid or inoperative provisions deleted, and the rights and obligations of the parties shall be construed and enforced accordingly.
        9.    This Voting Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same agreement.
       10.    The validity, construction, enforcement and effect of this Voting Agreement shall be governed by the laws of the State of Missouri.
       11.    This Voting Agreement shall inure to the benefit of, and shall be binding upon, the parties hereto and upon their respective executors, personal representatives, administrators, heirs, legatees, guardians, other legal representatives and successors.  This Voting Agreement shall survive the death or incapacity of the Shareholder.
       12.    Nothing in this Voting Agreement shall be construed to give Southern Missouri any rights to exercise or direct the exercise of voting power as owner of the Shares or to vest in Southern Missouri any direct or indirect ownership or incidents of ownership of or with respect to any of the Shares.  All rights, ownership and economic benefits of and relating to the Shares shall remain vested in and belong to the Shareholder, notwithstanding the provisions of this Voting Agreement, and Southern Missouri shall have no authority to manage, direct,

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superintend, restrict, regulate, govern or administer any of the policies or operations of Tammcorp or to exercise any power or authority to direct the Shareholder in voting any of the Shares, except as otherwise expressly provided herein.
       13.    The Shareholder agrees that, in the event of his, her or its breach of any of the terms of this Voting Agreement, Southern Missouri shall be entitled to such remedies and relief against the Shareholder as are available at law or in equity.  The Shareholder acknowledges that there is not an adequate remedy at law to compensate Southern Missouri for a violation of this Voting Agreement, and irrevocably waives, to the extent permitted by law, any defense that he, she or it might have based on the adequacy of a remedy at law which might be asserted as a bar to specific performance, injunctive relief, or other equitable relief.  The Shareholder agrees to the granting of injunctive relief, without the posting of any bond, and further agrees that if any bond shall be required, such bond shall be in a nominal amount.
14.    The Shareholder makes no agreement or understanding in this Agreement in the Shareholder's capacity as a director or officer, as applicable, of Tammcorp or Capaha Bank, and nothing in this Agreement shall limit or affect any actions or omissions by the Shareholder in the Shareholder's capacity as such a director or officer, including in exercising rights under the Merger Agreement, and no such actions or omissions shall be deemed a breach of this Agreement. No provision of this Agreement shall preclude or in any way limit the Shareholder (or any representative of the Shareholder) from exercising his or her fiduciary duties as a member of the Board of Directors or an officer of Tammcorp or Capaha Bank.
15.    The Shareholder hereby authorizes Tammcorp and Southern Missouri to publish and disclose in any announcement or disclosure required by the Securities and Exchange Commission and in the proxy statement for the meeting of shareholders of Tammcorp called to consider and vote on the Merger Agreement the Shareholder's identity and ownership of the Shares and the nature of the Shareholder's obligations under this Voting Agreement.
Please confirm that the foregoing correctly states the understanding between the Shareholder and Southern Missouri by signing and returning to the Shareholder a counterpart hereof.

[Signature Page Follows.]

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Signature of Shareholder:

Number of Shares of	Very truly yours,
Common Stock:_____________________	______________________________ Signature
Number of Shares of Series A Preferred Stock:_______________	John Abercrombie (Print Name of Shareholder)
______________________________ (Print Name of Trust, if applicable)

Accepted and Agreed to as of this
_____ day of _______ ___, 201__:
SOUTHERN MISSOURI BANCORP, INC.
By: ______________________________
Authorized Officer

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Addendum to Voting Agreement1
(for execution where Shareholder
signs in fiduciary capacity)
This Addendum to Voting Agreement is attached to and made a part of that certain Voting Agreement dated _______ ___, 201__ (the "Voting Agreement") between ____________________, as Trustee of the ____________________ Trust dated ____________________ (the "Trust"), and Southern Missouri Bancorp, Inc. ("Southern Missouri")  The undersigned grantor (the "Grantor") of the Trust hereby represents and warrants to, and agrees with, Southern Missouri and the Shareholder as follows:
(1)    Capitalized terms used, but not otherwise defined, in this Addendum shall have the respective meanings specified in the Voting Agreement.
(2)    The Shareholder, as Trustee of the Trust, is the record owner of the Shares.
(3)    The Grantor is the grantor and sole current income beneficiary of the Trust, with full power and authority to revoke the Trust.
(4)    The Grantor ratifies, confirms and approves in all respects the execution and delivery of the Voting Agreement by the Shareholder, as Trustee of the Trust, irrespective of any conflict of interest that the Shareholder may have concerning the Voting Agreement, any such conflict of interest being hereby waived by the Grantor.
Signature of Grantor:

(Signature)

John Abercrombie
(Print Name)

Date Signed:___________________________

[1]	NTD: Obviously, this addendum has been prepared for a specific type of trust and may need to be modified on a case-by-case basis, to the extent needed.

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EXHIBIT B-1

RESIGNATION, NON-COMPETITION, NON-SOLICITATION AND CONFIDENTIALITY AGREEMENT

This Resignation, Non-Competition, Non-Solicitation and Confidentiality Agreement (this "Agreement") is entered into this ____th day of _________________, 201__ (but shall be effective at the Effective Time (as hereinafter defined)) by and between Southern Missouri Bancorp, Inc. ("Southern Missouri") and __________ (the "Undersigned Individual").

WHEREAS, the Undersigned Individual is a member of the boards of directors of Tammcorp, Inc. ("Tammcorp") and Capaha Bank, S.B. (the "Bank") and/or an executive officer of Tammcorp and/or the Bank;

WHEREAS, the Undersigned Individual is the owner of shares of the capital stock of Tammcorp;

WHEREAS, Tammcorp is simultaneously herewith entering into an Agreement and Plan of Merger (the "Merger Agreement") with Southern Missouri, providing for, among other things, the merger of Tammcorp with and into Southern Missouri (the "Merger");

WHEREAS, the Undersigned Individual is entering into this Agreement to induce Southern Missouri to simultaneously enter into the Merger Agreement and to consummate the Merger; and

WHEREAS, the Undersigned Individual will receive economic benefit from the consummation of the Merger by virtue of the Undersigned Individual being the owner of shares of capital stock of Tammcorp.

NOW THEREFORE, in consideration of the foregoing, Southern Missouri and the Undersigned Individual hereby agree as follows:

1.    If the Undersigned Individual is a director of Tammcorp and/or the Bank, then the Undersigned Individual does hereby resign as a member of the board of directors of Tammcorp at the effective time of the consummation of the Merger (the "Effective Time") and as a member of the board of directors of the Bank at the time of the consummation of the merger of the Bank with and into Southern Missouri Bank, the wholly owned bank subsidiary of Southern Missouri.

2.    The Undersigned Individual hereby covenants and agrees that he or she shall not:

(a)    during the twenty-four (24) month period next following the Effective Time, or during the Undersigned Individual's service as an employee of Southern Missouri or any of its subsidiaries and for a period of twenty-four (24) months thereafter, whichever shall last occur (the "Restriction Period"), (i) render services, within a 50-mile radius of any banking office maintained by Southern Missouri or Tammcorp as of the date of this Agreement (but not including, after the date of closure, any such banking office which is closed after the date of this

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Agreement), as a director, advisory director, officer, or employee of, or service provider to, or (ii) become an owner of, any financial institution or affiliate thereof that maintains an office or otherwise conducts business in the State of Illinois or the State of Missouri; provided however, nothing herein shall preclude the Undersigned Individual from (i) owning less than five percent of the outstanding common stock of any company whose common stock is traded on a nationally recognized exchange, or (ii) providing third party vendor services as an independent contractor to any financial institution or affiliate thereof so long as such services do not (x) involve direct contact with customers of such financial institution or its affiliates or (y) violate any of the provisions of Section 2(b) immediately below.

(b)    During the Restriction Period, directly or indirectly (except on behalf of Southern Bank), engage in the sale or marketing of any financial institution products or services, insurance products, investment products (other than real estate investment products), investment advisory services (other than real estate advisory services) or investment brokerage services to any person or entity who is a customer of the Bank on the date hereof, becomes a customer of the Bank after the date hereof, or, to the knowledge of the Undersigned Individual, is a customer of Southern Missouri or any of its subsidiaries after the Effective Time; provided nothing herein shall preclude the Undersigned Individual at any time from engaging in the customary activities of a trustee of a charitable organization or a trustee, executor, administrator or other fiduciary under an inter-vivos trust or last will and testament of an individual;

(c)    during the Restriction Period, directly or indirectly, solicit for employment or offer employment to any officer or employee of Southern Missouri or any of its subsidiaries, or take any action intended, or that a reasonable person acting in like circumstances would expect, to have the effect of causing any officer or employee of, or person or entity (including but not limited to customers and vendors) doing business with, Southern Missouri or any of its subsidiaries to terminate his, her or its employment or business relationship with Southern Missouri or any of its subsidiaries; provided that this paragraph shall not prohibit general solicitations through the media (such as newspaper, radio, or television advertisements) or by a search firm or the solicitation or employment of any officer or employee of Southern Missouri or any of its subsidiaries that previously has been terminated by Southern Missouri or its subsidiaries.

(d)    during the Restriction Period, provide any information, advice or recommendation with respect to any officer or employee of Southern Missouri or any of its subsidiaries to any financial institution, or any entity or person engaged in the sale or marketing of financial products, insurance products, investment products, investment advisory services or investment brokerage services, or any direct or indirect subsidiary or affiliate of such entity or person, that is intended, or that a reasonable person acting in like circumstances would expect, to have the effect of causing any such officer or employee to terminate his or her employment with Southern Missouri or any of its subsidiaries and accept employment or become affiliated with, or provide services for compensation in any capacity whatsoever to, such other entity or person; or

(e)    during the Restriction Period, make any remarks or statements, whether orally or in writing, about Southern Missouri or any of its subsidiaries, any of their respective products or services, or any of their respective directors, officers, employees, agents or

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representatives that are derogatory.  The restrictions in this subparagraph, however, do not prohibit the Undersigned Individual from taking any action relating to the enforcement of his or her rights under the Merger Agreement and the related documents.

3.    The Undersigned Individual hereby further covenants and agrees that at all times after the Effective Time, he or she shall not use for his or her personal benefit, or disclose, communicate or divulge to, or use for the direct or indirect benefit, of any person or entity other than Southern Missouri and its subsidiaries, any confidential information regarding the business methods, business policies, procedures, techniques, research or development projects or results, trade secrets, or other knowledge or processes of or developed by Tammcorp or Southern Missouri or any of their respective subsidiaries or any names and addresses of customers or any data on or relating to past, present or prospective customers or any other information relating to or dealing with the business operations or activities of Tammcorp, Southern Missouri or any of their respective subsidiaries (including that which gives any such entity an opportunity to obtain an advantage over competitors who do not know or use it), made known to the Undersigned Individual or learned or acquired by the Undersigned Individual while an employee, director or service provider of Tammcorp, the Bank or Southern Missouri or any of its subsidiaries; provided, however, that the foregoing restrictions shall not apply to (a) any such information which is in or comes into the public domain other than through the fault or negligence of the Undersigned Individual, (b) any disclosure ordered by a court of competent  jurisdiction or as otherwise required by law, (c) any disclosure in connection with any legal proceedings relating to the enforcement of any rights of the Undersigned Individual under the Merger Agreement and the related documents or (d) any confidential disclosure to legal and tax advisors of the Undersigned Individual for any proper purposes, including, without limitation, preparation of tax returns, and obtaining tax, estate planning and financial advice for the Undersigned Individual and his or her family.

4.    If the Restriction Period should be adjudged to be unreasonable by any court of competent jurisdiction, then the court making such judgment shall have the power to reduce the Restriction Period by such number of months as is required so that such restriction may be enforced for such time as is adjudged to be reasonable.  Similarly, if any other portion of paragraph 2 or 3 above is adjudged to be unreasonable by any court of competent jurisdiction, then the court making such judgment shall have the power to, and shall, reduce the scope of the offending restriction so that it shall extend to the maximum extent permissible under the law and no further.

5.    The Undersigned Individual acknowledges that the restraints imposed under paragraphs 2 and 3 of this Agreement are fair and reasonable under the circumstances and that if the Undersigned Individual should commit a breach of any of the provisions of paragraph 2 or 3 of this Agreement Southern Missouri's remedies at law would be inadequate to compensate it for its damages.  The parties agree that in the event of any breach by the Undersigned Individual of any of the provisions of paragraph 2 or 3 of this Agreement, Southern Missouri shall be entitled to (a) injunctive relief and (b) such other relief as is available at law or in equity.  In the event of any legal action between the Undersigned Individual and Southern Missouri under this Agreement, the prevailing party in such action shall be entitled to recover reasonable fees and disbursements of his, her, or its counsel (plus any court costs) incurred by such prevailing party

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in connection with such legal action from the other party.  Moreover, if the Undersigned Individual has violated any of the provisions of paragraph 2, Southern Missouri's right to injunctive relief shall include, without limitation, the imposition of an additional period of time during which the Undersigned Individual will be required to comply with the violated provisions thereof, which period of time shall not be less than the period of time the Undersigned Individual was in violation of said provisions of paragraph 2.  If Southern Missouri is required in any injunction proceeding to post a bond, the parties agree that it shall be in a nominal amount.

6.    This Agreement shall be governed by the laws of the State of Missouri without giving effect to any choice or conflict of law provision or rule (whether of the State of Missouri or any other jurisdiction) that would cause the application of laws of any jurisdiction other than those of the State of Missouri.

7.    This Agreement represents the entire agreement between Southern Missouri and the Undersigned Individual concerning its subject matter and may not be modified except by a written agreement signed by the parties.  Nothing in this Agreement is intended to diminish or otherwise affect any of the obligations of the Undersigned Individual under any separate agreement entered into by the Undersigned Individual with Tammcorp, Southern Missouri or any of their respective subsidiaries.

8.    This Agreement may be executed in counterparts, each of which shall be deemed an original.

9.    This Agreement shall become effective at the Effective Time and shall automatically terminate and be null and void upon any termination of the Merger Agreement in accordance with its terms.

10.    This Agreement shall be binding upon and inure to the benefit of the parties and Southern Missouri's successors in interest.

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SOUTHERN MISSOURI BANCORP, INC.

___________________________________
By:  Greg A. Steffens
Its:  President and Chief Executive Officer

Director and/or Executive Officer

___________________________________
John Abercrombie

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EXHIBIT B-2

RESIGNATION, NON-SOLICITATION AND CONFIDENTIALITY AGREEMENT

This Resignation, Non-Solicitation and Confidentiality Agreement (this "Agreement") is entered into this ____th day of _________________, 201__ (but shall be effective at the Effective Time (as hereinafter defined)) by and between Southern Missouri Bancorp, Inc. ("Southern Missouri") and __________ (the "Undersigned Individual").

WHEREAS, the Undersigned Individual is a member of the boards of directors of Tammcorp, Inc. ("Tammcorp") and Capaha Bank, S.B. (the "Bank") and/or an executive officer of Tammcorp and/or the Bank;

WHEREAS, Tammcorp is simultaneously herewith entering into an Agreement and Plan of Merger (the "Merger Agreement") with Southern Missouri, providing for, among other things, the merger of Tammcorp with and into Southern Missouri (the "Merger");

WHEREAS, the Undersigned Individual is entering into this Agreement to induce Southern Missouri to simultaneously enter into the Merger Agreement and to consummate the Merger; and

NOW THEREFORE, in consideration of the foregoing, Southern Missouri and the Undersigned Individual hereby agree as follows:

1.    If the Undersigned Individual is a director of Tammcorp and/or the Bank, then the Undersigned Individual does hereby resign as a member of the board of directors of Tammcorp at the effective time of the consummation of the Merger (the "Effective Time") and as a member of the board of directors of the Bank at the time of the consummation of the merger of the Bank with and into Southern Missouri Bank, the wholly owned bank subsidiary of Southern Missouri.

2.    The Undersigned Individual hereby covenants and agrees that he or she shall not:

(a)    during the twelve (12) month period next following the Effective Time, or during the Undersigned Individual's service as an employee of Southern Missouri or any of its subsidiaries and for a period of twelve (12) months thereafter, whichever shall last occur (the "Restriction Period"), directly or indirectly, solicit for employment or offer employment to any officer or employee of Southern Missouri or any of its subsidiaries, or take any action intended, or that a reasonable person acting in like circumstances would expect, to have the effect of causing any officer or employee of, or person or entity (including but not limited to customers and vendors) doing business with, Southern Missouri or any of its subsidiaries to terminate his, her or its employment or business relationship with Southern Missouri or any of its subsidiaries; provided that this paragraph shall not prohibit general solicitations through the media (such as newspaper, radio, or television advertisements) or by a search firm or the solicitation or employment of any officer or employee of Southern Missouri or any of its subsidiaries that previously has been terminated by Southern Missouri or its subsidiaries.

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(b)    during the Restriction Period, provide any information, advice or recommendation with respect to any officer or employee of Southern Missouri or any of its subsidiaries to any financial institution, or any entity or person engaged in the sale or marketing of financial products, insurance products, investment products, investment advisory services or investment brokerage services, or any direct or indirect subsidiary or affiliate of such entity or person, that is intended, or that a reasonable person acting in like circumstances would expect, to have the effect of causing any such officer or employee to terminate his or her employment with Southern Missouri or any of its subsidiaries and accept employment or become affiliated with, or provide services for compensation in any capacity whatsoever to, such other entity or person; or

(c)    during the Restriction Period, make any remarks or statements, whether orally or in writing, about Southern Missouri or any of its subsidiaries, any of their respective products or services, or any of their respective directors, officers, employees, agents or representatives that are derogatory.  The restrictions in this subparagraph, however, do not prohibit the Undersigned Individual from taking any action relating to the enforcement of his or her rights under the Merger Agreement and the related documents.

3.    The Undersigned Individual hereby further covenants and agrees that at all times after the Effective Time, he or she shall not use for his or her personal benefit, or disclose, communicate or divulge to, or use for the direct or indirect benefit, of any person or entity other than Southern Missouri and its subsidiaries, any confidential information regarding the business methods, business policies, procedures, techniques, research or development projects or results, trade secrets, or other knowledge or processes of or developed by Tammcorp or Southern Missouri or any of their respective subsidiaries or any names and addresses of customers or any data on or relating to past, present or prospective customers or any other information relating to or dealing with the business operations or activities of Tammcorp, Southern Missouri or any of their respective subsidiaries (including that which gives any such entity an opportunity to obtain an advantage over competitors who do not know or use it), made known to the Undersigned Individual or learned or acquired by the Undersigned Individual while an employee, director or service provider of Tammcorp, the Bank or Southern Missouri or any of its subsidiaries; provided, however, that the foregoing restrictions shall not apply to (a) any such information which is in or comes into the public domain other than through the fault or negligence of the Undersigned Individual, (b) any disclosure ordered by a court of competent  jurisdiction or as otherwise required by law, (c) any disclosure in connection with any legal proceedings relating to the enforcement of any rights of the Undersigned Individual under the Merger Agreement and the related documents or (d) any confidential disclosure to legal and tax advisors of the Undersigned Individual for any proper purposes, including, without limitation, preparation of tax returns, and obtaining tax, estate planning and financial advice for the Undersigned Individual and his or her family.

4.    If the Restriction Period should be adjudged to be unreasonable by any court of competent jurisdiction, then the court making such judgment shall have the power to reduce the Restriction Period by such number of months as is required so that such restriction may be enforced for such time as is adjudged to be reasonable.  Similarly, if any other portion of paragraph 2 or 3 above is adjudged to be unreasonable by any court of competent jurisdiction, then the court making such judgment shall have the power to, and shall, reduce the scope of the

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offending restriction so that it shall extend to the maximum extent permissible under the law and no further.

5.    The Undersigned Individual acknowledges that the restraints imposed under paragraphs 2 and 3 of this Agreement are fair and reasonable under the circumstances and that if the Undersigned Individual should commit a breach of any of the provisions of paragraph 2 or 3 of this Agreement Southern Missouri's remedies at law would be inadequate to compensate it for its damages.  The parties agree that in the event of any breach by the Undersigned Individual of any of the provisions of paragraph 2 or 3 of this Agreement, Southern Missouri shall be entitled to (a) injunctive relief and (b) such other relief as is available at law or in equity.  In the event of any legal action between the Undersigned Individual and Southern Missouri under this Agreement, the prevailing party in such action shall be entitled to recover reasonable fees and disbursements of his, her, or its counsel (plus any court costs) incurred by such prevailing party in connection with such legal action from the other party.  Moreover, if the Undersigned Individual has violated any of the provisions of paragraph 2, Southern Missouri's right to injunctive relief shall include, without limitation, the imposition of an additional period of time during which the Undersigned Individual will be required to comply with the violated provisions thereof, which period of time shall not be less than the period of time the Undersigned Individual was in violation of said provisions of paragraph 2.  If Southern Missouri is required in any injunction proceeding to post a bond, the parties agree that it shall be in a nominal amount.

6.    This Agreement shall be governed by the laws of the State of Missouri without giving effect to any choice or conflict of law provision or rule (whether of the State of Missouri or any other jurisdiction) that would cause the application of laws of any jurisdiction other than those of the State of Missouri.

7.    This Agreement represents the entire agreement between Southern Missouri and the Undersigned Individual concerning its subject matter and may not be modified except by a written agreement signed by the parties.  Nothing in this Agreement is intended to diminish or otherwise affect any of the obligations of the Undersigned Individual under any separate agreement entered into by the Undersigned Individual with Tammcorp, Southern Missouri or any of their respective subsidiaries.

8.    This Agreement may be executed in counterparts, each of which shall be deemed an original.

9.    This Agreement shall become effective at the Effective Time and shall automatically terminate and be null and void upon any termination of the Merger Agreement in accordance with its terms.

10.    This Agreement shall be binding upon and inure to the benefit of the parties and Southern Missouri's successors in interest.

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SOUTHERN MISSOURI BANCORP, INC.

___________________________________
By:  Greg A. Steffens
Its:  President and Chief Executive Officer
Director and/or Executive Officer

___________________________________
Timothy Goodman

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EXHIBIT C

PLAN OF MERGER

This PLAN OF MERGER (this "Plan") is made and entered into as of the ___ day of _________, 201__, by and between Capaha Bank, S.B. an Illinois chartered savings bank with its principal office located at 145 Russell Avenue, Tamms, IL  62988 ("Capaha") and Southern Bank, a Missouri chartered trust company with banking powers with its principal office located at 2991 Oak Grove Road, Poplar Bluff, MO 63901 ("Southern").

RECITALS

WHEREAS, this Plan is being entered into pursuant to the terms of an Agreement and Plan of Merger dated ______________ ____, 201___ (the "Parent Merger Agreement") by and between Southern Missouri Bancorp, Inc., the sole owner of and holding company of Southern, and Tammcorp, Inc., the majority owner of and holding company of Capaha; and

WHEREAS, two mergers are to be consummated pursuant to the Parent Merger Agreement as follows and in the following order:  (a) the merger of Tammcorp, Inc. with and into Southern Missouri Bancorp, Inc. (the "Holding Company Merger"); and (b) the merger of Capaha with and into Southern pursuant to this Plan (the "Bank Merger").

NOW, THEREFORE, in consideration of the mutual promises set forth below, the parties enter into the following agreement.

AGREEMENT

§ 1    Bank Merger.  Capaha shall merge with and into Southern in the Bank Merger following the approval of the Parent Merger Agreement by the shareholders of Tammcorp, Inc. and the consummation of the Holding Company Merger.

§ 2    Resulting Institution.  The resulting institution of the Bank Merger (the "Resulting Institution") shall be Southern, which is chartered under Missouri law.

§ 3    Home or Principal Office of the Resulting Institution.  The home or principal office of the Resulting Institution shall be located at 2991 Oak Grove Road, Poplar Bluff, MO 63901.  The branch offices of the Resulting Institution shall be the branch offices of Southern and the home and branch offices of Capaha.

§ 4    Articles of Incorporation and Bylaws of the Resulting Institution.  After the Bank Merger, the Resulting Institution shall be operated under the existing Articles of Incorporation and Bylaws of Southern.

§ 5    Directors of the Resulting Institution.  The directors of the Resulting Institution shall be the directors of Southern as of immediately prior to the Bank Merger plus John R. Abercrombie.

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§ 6    Accounts.  Upon the Effective Date (as defined below), each accountholder of Capaha shall receive, without payment, a withdrawable account or accounts in the Resulting Institution equal in withdrawal value to the account or accounts held in Capaha on such date, featuring the same rate, maturity and other terms.  The deposit accounts of Capaha and Southern are insured by the Federal Deposit Insurance Corporation ("FDIC") and the accounts of the Resulting Institution shall be insured by the FDIC.

§ 7    Effect of the Bank Merger; Transfer of Assets and Liabilities Upon Bank Merger; Liquidation Accounts.  Upon the Effective Date, the separate existence of Capaha shall cease and the Resulting Institution shall possess all assets and property of every description, and every interest in the assets and property, wherever located, and the rights, privileges, immunities, powers, franchises and authority, of a public as well as of a private nature, of Capaha and Southern and all obligations belonging or due to each, all of which shall be vested in the Resulting Institution without further act or deed; title to any real estate vested in Capaha or Southern shall be vested in the Resulting Institution and shall not revert or in any way be impaired by reason of the Bank Merger; the Resulting Institution shall have all the liabilities of Capaha and of Southern; and all the assets and property (real, personal, and mixed, tangible and intangible, choses in action, rights and credits) then owned by Capaha and Southern or which would inure to either of them, shall, immediately by operation of law and without any conveyance, transfer, or further action, become the property of the Resulting Institution.  The Resulting Institution shall be deemed to be a continuation of the entity of Capaha and of Southern, and shall succeed to the rights and obligations of Capaha and of Southern and the duties and liabilities connected therewith, subject to Missouri law.

§ 8    Capital Stock.  As of the Effective Date, the amount of the capital stock of Southern, consisting solely of shares of common stock, par value $.01 per share, issued and outstanding immediately prior to the Bank Merger shall remain issued and outstanding and shall constitute the only shares of capital stock of the Resulting Institution issued and outstanding immediately after the Bank Merger. Each share of the capital stock of Capaha, consisting solely of common stock with a par value of $50.00 per share, issued and outstanding immediately prior to the Bank Merger, and each share of capital stock of Capaha held as treasury stock by Capaha at such time, shall by virtue of the Bank Merger, and without any action by the issuer or holder thereof, be surrendered, retired and cancelled.

§ 9    Approvals.  This Plan is subject to approval by the shareholders of Capaha and Southern. The Bank Merger and this Plan are subject to such notices, applications and regulatory approvals as are required under Illinois law for the Bank Merger.  The Bank Merger is subject to approval by the Board of Governors of the Federal Reserve System and the Missouri Division of Finance.

§ 10    Effective Date of Bank Merger.  The effective date of the Bank Merger (the "Effective Date") shall be the date upon which the Articles of Merger with respect to the Bank Merger are filed with the Secretary of State of the State of Illinois and the Secretary of State of the State of Missouri.  In no event shall the Bank Merger occur prior to consummation of the Holding Company Merger.

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§ 11    Further Actions; Amendment; Headings.

(a)    All of the transactions contemplated by this Plan have been or will be authorized by all necessary corporate action of each institution.  Both institutions by their proper officers shall execute and deliver all instruments, certificates and other documents as may be necessary or incidental to the performance of this Plan including, without limitation, Articles of Merger to be filed with the Secretary of State of the State of Illinois and the Secretary of the State of the State of Missouri.

(b)    No amendment or modification of this Plan shall be binding unless approved by action of the boards of directors of the parties and executed in writing by the parties or their successors.

(c)    Section headings are not to be considered part of this Plan, are solely for convenience of reference, and shall not affect the meaning or interpretation of this Plan or any of its provisions.

§ 12    Termination.  Prior to the consummation of the Holding Company Merger, this Plan may be terminated by the written consent of the parties upon action of the boards of directors of Southern and Capaha.  This Plan shall terminate automatically without any action by the parties in the event that the Parent Merger Agreement is terminated.  After consummation of the Holding Company Merger, this Plan may be terminated by action of Southern Missouri Bancorp, Inc., which after consummation of the Holding Company Merger will be the sole shareholder of the parties hereto.

§ 13    Entire Agreement; Severability.

(a)    This Plan, together with any interpretation or understanding agreed to in writing by the parties, constitutes the entire agreement between the parties pertaining to the subject matter hereof and supersedes all prior agreements and understandings of the parties in connection with such subject matter.

(b)    If any provision of this Plan is invalid or unenforceable, all of the remaining provisions of this Plan shall remain in full force and effect and shall be binding upon the parties.

§ 14    Governing Law.  This Plan and the rights and obligations under it shall be governed by the laws of the State of Missouri and, to the extent applicable, the laws of the State of Illinois.  Nothing in this Plan shall require any unlawful action or inaction by either party.  This Plan is intended to satisfy applicable requirements under Federal law and the requirements of a plan of merger under the laws of the States of Missouri and Illinois.

§ 15    Acknowledgment.  Each party to this Plan, by the execution of this Plan, acknowledges and affirms that its board of directors has approved this Plan and the Bank

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Merger, authorized the execution of this Plan, empowered its signatories to execute this Plan, and authorized the filing of this Plan with state officials as required by applicable law.

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The parties have on the date first written above caused this Plan to be executed by their duly authorized officers.

SOUTHERN BANK

By:
Greg A. Steffens, President and
Chief Executive Officer

CAPAHA BANK

By:
John R. Abercrombie, President and
Chief Executive Officer

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EXHIBIT D

FORM OF STOCK EXCHANGE AGREEMENT

This Stock Exchange Agreement ("Agreement") is made as of __________, 201_ (the "Effective Date"), by and among Tammcorp, Inc., an Illinois corporation ("Tammcorp"), and the persons listed on Schedule A to this Agreement who have executed this Agreement (individually a "Stockholder" and collectively the "Stockholders").  Each Stockholder and Tammcorp may be referred to herein individually as a "Party" and collectively as the "Parties".
RECITALS

WHEREAS, Tammcorp owns 88,875 shares of common stock, $50.00 par value per share ("Capaha Common Stock"), of Capaha Savings Bank, an Illinois state-chartered savings bank ("Capaha"), which represents 91.0064% of the outstanding shares of Capaha Common Stock;
WHEREAS, the Stockholders own the number of shares of Capaha Common Stock as set forth next to their names on Schedule A, which number of shares, in the aggregate, is 8,783 shares of Capaha Common Stock, which represents 8.9936% of the outstanding shares of Capaha Common Stock (the "Shares");
WHEREAS, Tammcorp entered into an Agreement and Plan of Merger, dated _____  __, 2016 (the "Merger Agreement"), with Southern Missouri Bancorp, Inc., a Missouri corporation ("SMBC"), pursuant to which SMBC will acquire 100% of the issued and outstanding shares of Tammcorp by merging Tammcorp with and into SMBC (the "Merger"), with SMBC as the surviving corporation and the resulting bank holding company of Capaha;
WHEREAS, the consummation of the Merger is subject to receiving certain regulatory approvals and satisfaction of certain closing conditions contemplated by the Merger Agreement, including a condition that the Stockholders exchange at least 80% of the Shares for shares of Tammcorp common stock, $0.01 par value per share ("Tammcorp Common Stock"), prior to the Merger;
WHEREAS, the Stockholders and Tammcorp desire to consummate the exchange whereby the Stockholders will surrender their respective Shares for shares of Tammcorp Common Stock (the "Exchange"), which newly issued shares of Tammcorp Common Stock will promptly thereafter be converted into the right to receive the merger consideration (the "Merger Consideration") contemplated by the Merger Agreement and described in the Tammcorp and SMBC Proxy Statement/Prospectus, dated ____ __, 201__ (the "Proxy Statement/Prospectus");
WHEREAS, the Exchange is being effected by Tammcorp through a private placement of its shares of Tammcorp Common Stock to the Stockholders in reliance upon an exemption from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"); and

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WHEREAS, the Parties desire for the Exchange to occur immediately prior to the consummation of the Merger (as contemplated by the Merger Agreement) such that if the Merger is not consummated, then the Exchange shall not be consummated.
AGREEMENT

In consideration of the promises and the mutual representations, warranties, covenants and agreements herein contained, the Parties agree as follows:
1	EXCHANGE OF SHARES; CLOSING
1.1    SHARES.  Subject to the terms and conditions of this Agreement, at the closing of the Exchange (the "Closing"), this Agreement contemplates that (a) each Stockholder will exchange with, and transfer to, Tammcorp, all of their respective Shares; and (b) Tammcorp will exchange with, and issue to, the Stockholders an aggregate of _____ shares of Tammcorp Common Stock, which will be issued at Closing to each Stockholder in the amount set forth opposite their respective names on Schedule A (rounded to the nearest ten thousandths of a share when expressed in decimal form).
1.2    CLOSING.  The Closing will take place as promptly as possible following the satisfaction or waiver of the conditions set forth in Section 4, at the offices of Fenimore, Kay, Harrison & Ford, LLP, 812 San Antonio Street, Suite 600, Austin, TX 78701 at such time that is immediately prior to the consummation of the Merger as contemplated in the Merger Agreement, or such other time and place as Tammcorp and the Stockholders agree.
1.3    CLOSING OBLIGATIONS.  At the Closing:
(a).
The Stockholders will deliver to Tammcorp stock certificates representing the Shares being sold to Tammcorp in the Exchange, and each such stock certificate shall be duly endorsed (or accompanied by duly executed stock powers).  If any stock certificate(s) representing the Shares is lost or destroyed by a Stockholder, then such Stockholder will execute and return to Tammcorp an appropriate affidavit of loss and indemnity agreement and/or a bond in an amount as may be reasonably required by Tammcorp.

(b).	Tammcorp will issue and deliver to the Stockholders a statement reflecting the issuance of Tammcorp Common Stock in book-entry form in the names and amounts set forth in Schedule A.

2	REPRESENTATIONS AND WARRANTIES OF STOCKHOLDERS
Each Stockholder, individually, represents and warrants to Tammcorp as follows, which representations and warranties are true, correct and complete as of the Effective Date and will be true, correct and complete as of the Closing (as though made then and as though the Closing were substituted for the date of this Agreement throughout Section 2).

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2.1    AUTHORITY; OWNERSHIP OF SHARES.
(a).
The Stockholder has the absolute, exclusive and unrestricted right, power, authority, and capacity to execute and deliver this Agreement, to perform its obligations under this Agreement and consummate the transactions contemplated by this Agreement.

(b).
This Agreement has been duly executed and delivered by the Stockholder and, upon execution by Tammcorp, will constitute a valid and legally binding obligation of the Stockholder, enforceable against the Stockholder in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally and (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

(c).
The Stockholder is the legal and beneficial owner and holder of the Shares listed opposite its name in Schedule A, free and clear of any liens, encumbrances or restrictions of any kind or nature, other than restrictions on transfer as contemplated by the Securities Act, which are reflected in a legend set forth on the certificate representing the Shares.

2.2    CONSENTS AND AUTHORITY.  Neither the execution, delivery and performance of this Agreement by the Stockholder, nor the consummation by the Stockholder of any transaction related hereto, including the Exchange, will require any consent, approval, license, order or authorization of, filing, registration, declaration or taking of any other action with, or notice to, any Person, other than such consents, approvals, filings or actions as may be required under applicable securities laws, as provided herein. For purposes of this Agreement, "Person" means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization and a government or any department or agency thereof.
2.3    NO CONFLICTS.  The execution and delivery by the Stockholder of this Agreement and the consummation of the transactions contemplated by this Agreement and the Merger Agreement after becoming a stockholder of Tammcorp (the "Contemplated Transactions") shall not, assuming the consents, approvals, filings or actions described in Section 2.2 are made or obtained, as the case may be, (a) result in any violation or breach of, or constitute (with or without notice or lapse of time, or both) a default (or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any benefit) under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, contract or other agreement, instrument or obligation to which the Stockholder is a party or by which it or any of its properties or assets may be bound, or (b) conflict with or violate any permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation of any government, governmental instrumentality or court, domestic or foreign, applicable to the Stockholder or any of his or her properties or assets.
2.4    PURCHASE ENTIRELY FOR ITS OWN ACCOUNT. The shares of Tammcorp Common Stock acquired hereunder will be acquired for investment for the Stockholder's own account, not as a nominee or agent, and not with any view for the resale or

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distribution of any part thereof other than conveying the shares of Tammcorp Common Stock received in the Exchange for the merger consideration contemplated by the Merger Agreement.  Subject to the immediate preceding sentence, nothing contained herein shall be deemed a representation or warranty by Stockholder to hold any of Tammcorp Common Stock for any period of time.
2.5    INFORMATION CONCERNING TAMMCORP.  The Stockholder has received a copy of and reviewed the Proxy Statement/Prospectus that describes the Exchange, the Merger and matters relating to consummating such transactions. The Stockholder has not been furnished any offering literature other than the Proxy Statement/Prospectus and has relied only on the information contained therein and the statements, representations and warranties of Tammcorp made or contained in this Agreement.  The Stockholder has had access to such information concerning Tammcorp and SMBC and the Shares as it deems necessary to enable it to make an informed investment decision concerning the Exchange and the Merger. The Stockholder understands and acknowledges that it is the Stockholder's responsibility to evaluate the information in the Proxy Statement/Prospectus and conduct its own independent investigation and evaluation of the Exchange and the Merger, including without limitation, the availability of dissenter's rights to stockholders of Capaha who do not execute this Agreement and do not participate in the Exchange, understanding the Merger Consideration, the changes that will occur in ownership and rights as a stockholder upon consummation of the Exchange and the Merger, as described in the Proxy Statement/Prospectus, and the federal or state tax impact upon consummation of the Exchange and the Merger, as well as any other financial considerations that will occur upon completion of the Exchange and the Merger. In this regard, the Stockholder has had an opportunity to ask questions of, and has received satisfactory answers from Tammcorp and SMBC and their respective representatives concerning each respective entity and the terms and conditions, and the merits and risks, of the Exchange and the Merger, and has had an opportunity to obtain any additional information that the Stockholder deemed relevant to verify the accuracy of the information contained in the Proxy Statement/Prospectus. Nothing in this Agreement, the Proxy Statement/Prospectus or any other materials presented by or on behalf of Tammcorp to the Stockholder in connection with the Exchange constitutes legal, tax or investment advice and, as such, the Stockholder has consulted its own tax and other advisors.
2.6    ACCREDITED AND SOPHISTICATED INVESTOR; INVESTMENT EXPERIENCE.  The Stockholder is an "accredited investor" as defined in Rule 501 of Regulation D under the Securities Act or a "sophisticated person" as described in section Rule 506(b)(2)(ii) of Regulation D under the Securities Act. The Stockholder has provided a completed Investor Questionnaire attached hereto as Appendix A hereto, which includes important information that Tammcorp will rely upon in order to consummate the Exchange. The Stockholder acknowledges that either alone, or together with its purchaser representative, if any, that it is able to fend for itself, can bear the economic risk of the Exchange, and has such knowledge and experience in financial or business matters (or gained such knowledge and experience through the use of a purchaser representative) that it is capable of evaluating the merits and risks of the investment in Tammcorp Common Stock in connection with the Exchange, the receipt of the merger consideration upon the completion of the subsequent Merger and can bear the economic risk of loss. To the extent that the Stockholder is utilizing or has utilized a purchaser representative to assist it in the evaluation of the Exchange and the

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transactions contemplated by the Merger Agreement, the Stockholder has provided the requested information about such representative as set forth on the Purchaser Representative Questionnaire attached as Appendix B hereto.
2.7    NO GENERAL SOLICITATION.  The Stockholder is not exchanging its Shares as a result of any advertisement, article, notice or other communication regarding the Exchange published in any newspaper, magazine or similar media or broadcast over television or radio or presented at any seminar or any other general advertisement.
2.8    RELIANCE ON EXEMPTIONS.  The Stockholder understands that the issuance of Tammcorp Common Stock offered and sold to the Stockholder in the Exchange will be consummated in reliance on the exemption from securities registration afforded by Rule 506 of Regulation D of the Securities Act and in accordance with state securities laws and regulations and that Tammcorp is relying in part upon the truth and accuracy of, and the Stockholder's compliance with, the representations, warranties, agreements, acknowledgments and understandings of the Stockholder set forth herein in order to determine the availability of such exemptions and the eligibility of the Stockholder to acquire the Tammcorp Common Stock in the Exchange. The Stockholder understands that no United States federal or state agency or any other government or governmental agency has passed on or made any recommendation or endorsement of (i) the Tammcorp Common Stock being issued in the Exchange or the fairness or suitability of the investment in Tammcorp Common Stock or (ii) the SMBC Common Stock to be issued to holders of Tammcorp Common Stock, including the Stockholder, as part of the Merger, nor have such authorities passed upon or endorsed the merits of the Exchange or the Merger.
2.9    RESTRICTED SECURITIES; NO VOTE ON THE MERGER.  The shares of Tammcorp Common Stock acquired hereunder have not been registered under the Securities Act and may be resold only if registered pursuant to the provisions of the Securities Act or if an exemption from registration is available. The Stockholder understands that it will not have a vote in the Merger and as such, if the Exchange is consummated, its shares of Tammcorp Common Stock will be subject to immediate exchange and cancellation for the Merger Consideration, as described in the Proxy Statement/Prospectus.
2.10    NO CLAIMS.  Neither the Stockholder nor any affiliate of the Stockholder has, nor, to the knowledge of such Stockholder, does any other Stockholder or the Stockholders as a group have, any claim against Capaha, Tammcorp or any affiliate of Tammcorp, including but not limited to, any claim for unpaid compensation, stock or other equity interests of any kind, or any claim based upon breach of contract, discrimination, violation of public policy, negligence and/or any other common law, statutory or other claim whatsoever, and neither the Stockholder, any affiliate of the Stockholder, nor, to the knowledge of such Stockholder, the Stockholders as a group shall bring any claim or commence any litigation against Tammcorp or any affiliate of Tammcorp relating to any of the foregoing.
2.11    SURVIVAL OF STOCKHOLDERS' REPRESENTATIONS.  All representations and warranties contained in this Agreement by each Stockholder and any financial statements, instruments, certificates, schedules or other documents delivered in

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connection herewith, shall survive the execution and delivery of this Agreement, regardless of any investigation made by Tammcorp or on Tammcorp's behalf.
3.    REPRESENTATIONS AND WARRANTIES OF TAMMCORP
Tammcorp represents and warrants to the Stockholders as follows, which representations and warranties are true, correct and complete as of the Effective Date and will be true, correct and complete as of the Closing (as though made then and as though the Closing were substituted for the date of this Agreement throughout Section 3), except to the extent such  representations and warranties are specifically made as of a particular date (in which case such  representations and warranties will be true and correct as of such date).
3.1    ORGANIZATION AND GOOD STANDING.  Tammcorp is a corporation duly organized, validly existing, and in good standing under the laws of the State of Illinois; with full corporate power and authority to conduct its business now being conducted, and to own or use the properties and assets that it purports to own or use.
3.2    AUTHORITY.
(a)    Tammcorp has the absolute, exclusive and unrestricted right, power, and authority to execute and deliver this Agreement and to perform its obligations under this Agreement and consummate the transactions contemplated by this Agreement.
(b)    This Agreement has been duly executed and delivered by Tammcorp and, upon execution by Stockholders owning Shares representing at least 80% of the Shares, will constitute a valid and legally binding obligation of Tammcorp, enforceable against Tammcorp in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally and (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.
3.3    CONSENTS AND AUTHORITY.  Neither the execution, delivery and performance of this Agreement by Tammcorp, nor the consummation by Tammcorp of any transaction related hereto, including the Exchange, will require any consent, approval, license, order or authorization of, filing, registration, declaration or taking of any other action with, or notice to, any Person, other than such consents, approvals, filings or actions as may be required under applicable securities laws.
3.4    NO CONFLICTS.  The execution and delivery by Tammcorp of this Agreement and the consummation of the Contemplated Transactions shall not, assuming the consents, approvals, filings or actions described in Section 3.3 are made or obtained, as the case may be, (a) contravene, conflict with, or result in any violation or breach of any provision of the articles of incorporation or by-laws of Tammcorp, (b) result in any violation or breach of, or constitute (with or without notice or lapse of time, or both) a default (or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any benefit) under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, contract or other agreement, instrument or obligation to which Tammcorp is a party or by which it or any of its properties or assets may be bound, or (c) conflict or violate any permit, concession, franchise,

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license, judgment, order, decree, statute, law, ordinance, rule or regulation of any government, governmental instrumentality or court, domestic or foreign, applicable to Tammcorp or any of its properties or assets, except in the case of (b) or (c) for any such conflicts, violations, defaults, terminations, cancellations or accelerations which would not, individually or in the aggregate, materially and adversely affect the Exchange or the Merger.
3.5    CAPITALIZATION AND RELATED MATTERS.  As of the date and time of the Closing (the "Closing Date") and immediately thereafter, and assuming all of the Stockholders exchange their Shares, the authorized Tammcorp Common Stock and the shares of Tammcorp Common Stock that are issued and outstanding are as set forth on Schedule B hereto.  As of the Closing Date, Tammcorp will not have outstanding any capital stock or securities convertible or exchangeable for any shares of its capital stock except as set forth in Schedule B, and will not have outstanding any rights or options to subscribe for or to purchase its capital stock or any stock or securities convertible into or exchangeable for its capital stock.  As of the Closing Date, Tammcorp will not be subject to any obligation (contingent or otherwise) to repurchase or otherwise acquire or retire any shares of its capital stock, except as set forth herein, as in effect on the date hereof.  As of the Closing, all of the outstanding shares of Tammcorp's capital stock will be validly issued, fully paid and nonassessable.  Except as set forth on Schedule B, there are no statutory or contractual stockholders' preemptive rights or notices with respect to the issuance of Tammcorp Common Stock hereunder.  Subject to and based on the accuracy of all representations made by the Stockholders in this Agreement, Tammcorp has not violated any applicable federal or state securities laws in connection with the offer, sale or issuance of any of its capital stock, and the offer, sale and issuance of Tammcorp Common Stock hereunder do not require registration under the Securities Act or any applicable state securities laws.
4.    CONDITIONS PRECEDENT.
4.1    CLOSING EFFORTS. Each of the Parties hereto shall use its commercially reasonable efforts to take all actions and to do all things necessary, proper or advisable to consummate the transactions contemplated by this Agreement, including using its commercially reasonable efforts to ensure that (a) its representations and warranties remain true and correct in all material respects through the Closing Date, and (b) the conditions to the obligations of the other Parties to consummate the transaction for which it is responsible are satisfied.
4.2    CONDITIONS PRECEDENT TO OBLIGATIONS OF STOCKHOLDERS. The obligations of each Stockholder to transfer the Shares and receive in exchange the Tammcorp Common Stock as contemplated hereby are subject to the fulfillment of the condition that, at the Closing, the representations and warranties of Tammcorp set forth in this Agreement that are qualified as to materiality shall be true and correct in all respects, and all other representations and warranties of Tammcorp set forth in this Agreement shall be true and correct in all material respects, in each case as of the date of this Agreement and as of the Closing as though made as of the Closing, except to the extent such representations and warranties are specifically made as of a particular date (in which case such representations and warranties shall be true and correct as of such date).

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4.3    CONDITIONS PRECEDENT TO OBLIGATIONS OF TAMMCORP. The obligations of Tammcorp to issue and sell its shares of Tammcorp Common Stock to each Stockholder in exchange for such Stockholder's Shares as contemplated hereby are subject to the fulfillment of the condition that, at the Closing, the representations and warranties of such Stockholder set forth in this Agreement that are qualified as to materiality shall be true and correct in all respects, and all other representations and warranties of such Stockholder set forth in this Agreement shall be true and correct in all material respects, in each case as of the date of this Agreement and as of the Closing as though made as of the Closing, except to the extent such representations and warranties are specifically made as of a particular date (in which case such representations and warranties shall be true and correct as of such date).
4.4    SATISFACTION OF MERGER CLOSING CONDITIONS; WAIVER OF PREEMPTIVE RIGHTS.  The obligations of the Parties to consummate the Exchange shall be subject to all of the conditions and approvals for the Merger having been obtained or satisfied such that the Merger shall be consummated immediately following the Exchange.
4.5    NO GOVERNMENTAL ACTION.  The obligations of the Parties to consummate the Exchange shall be subject to the condition that there is no governmental action pending that challenges or would otherwise prevent consummation of the Exchange.
5.    TERMINATION.
5.1    TERMINATION OF MERGER AGREEMENT.  In the event the Merger Agreement is terminated prior to consummation of the Exchange, this Agreement shall automatically be terminated without any action by any Party.
5.2    TERMINATION BY EITHER TAMMCORP OR THE STOCKHOLDERS. This Agreement may be terminated (upon written notice from the terminating party hereto to the other parties hereto) and the transactions contemplated hereby may be abandoned by action of any Party hereto, if any federal, state or local government or any court, administrative agency or commission or other governmental authority or agency, domestic or foreign shall have issued a law or order permanently restraining, enjoining or otherwise prohibiting the transactions contemplated hereby or the Merger Agreement, and such law or order shall have become final and nonappealable.
5.3    TERMINATION BY TAMMCORP. This Agreement may be terminated, and the transactions contemplated hereby may be abandoned, with respect to one or more of the Stockholders by Tammcorp (upon written notice from Tammcorp to such Stockholder(s)), if Tammcorp is not in material breach of any of the terms of this Agreement, and there has been a breach of any representation, warranty, covenant or agreement made by such Stockholder(s) of this Agreement, or any such representation and warranty shall have become untrue after the date of this Agreement or the Closing, such that Section 4.3 would not be satisfied and such breach or condition is not curable or, if curable, is not cured within thirty (30) days after written notice thereof is given by Tammcorp to such Stockholder(s).  Notwithstanding any agreement between Tammcorp and any Stockholder(s) with respect to whom this Agreement is being terminated pursuant to this Section 5.3, this Agreement shall remain if full force and effect with respect to each of the remaining Stockholders.

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5.4    TERMINATION BY A STOCKHOLDER.  This Agreement may be terminated by a Stockholder solely with respect to itself and the Shares owned by such Stockholder (upon written notice from such Stockholder to Tammcorp), if such Stockholder is not in material breach of any of the terms of this Agreement, and there has been a breach of any representation, warranty, covenant or agreement made by Tammcorp in this Agreement, or any such representation and warranty shall have become untrue after the date of this Agreement, such that Section 4.2 would not be satisfied and such breach or condition is not curable or, if curable, is not cured within thirty (30) days after written notice thereof is given by such Stockholder to Tammcorp.
5.5    EFFECT OF TERMINATION AND ABANDONMENT. In the event of termination of this Agreement pursuant to this Section 5 hereof, no Party hereto or, its directors,  officers, other controlling Persons or heirs, as the case may be, shall have any liability or further obligation to any other party hereto pursuant to this Agreement, except that Section 5 hereof shall survive termination of this Agreement and nothing herein will relieve any party hereto from liability for any breach of this Agreement occurring prior to such termination.
6.    GENERAL PROVISIONS
6.1    EXPENSES.  Except as otherwise expressly provided in this Agreement, each Party will bear its respective expenses incurred in connection with the preparation, execution, and performance of this Agreement and the Exchange, including all fees and expenses of agents, representatives, counsel, and accountants.
6.2    NOTICES.  All notices, consents, waivers, and other communications under this Agreement must be in writing and will be deemed to have been duly given when:
(a)    delivered by hand (with written confirmation of receipt);
(b)    sent by electronic mail or facsimile (with written confirmation of receipt), provided that a copy is mailed by registered mail, return receipt requested; or
(c)    when received by the addressee, if sent by a nationally recognized overnight delivery service (receipt requested), in each case to the appropriate addresses and facsimile numbers set forth below (or to such other addresses and facsimile numbers as a party may designate by notice to the other parties):
Stockholders:          At the Addresses set forth on Schedule A

Tammcorp:             Tammcorp, Inc.
                              One South Main Street
                              Cape Girardeau, MO 63703
                              Attention: John R. Abercrombie, President
                              Email: jabercrombie@capahabank.com

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With a copy to:       Fenimore, Kay, Harrison & Ford, LLP
                              812 San Antonio Street
                              Suite 600
                               Austin, Texas 78701
                              Attention:  Joseph M. Ford
                              Email: JFord@fkhpartners.com

6.3    JURISDICTION; SERVICE OF PROCESS.  Any action or proceeding seeking to enforce any provision of, or based on any right arising out of, this Agreement may be brought against any of the parties in the courts of the State of Illinois, County of Alexander, City of Tamms, or, if it has or can acquire jurisdiction, in the United States District Court for the District of Illinois, and each of the parties consents to the jurisdiction of such courts (and of the appropriate appellate courts) in any such action or proceeding and waives any objection to venue laid therein.  Process in any action or proceeding referred to in the preceding sentence may be served on any party anywhere in the world.
6.4    SURVIVAL.  All representations, warranties, covenants, and obligations in this Agreement and any other certificate or document delivered pursuant to this Agreement will survive the Closing.
6.5    FURTHER ASSURANCES.  The parties agree (a) to furnish upon request to each other such further information, (b) to execute and deliver to each other such other documents, and (c) to do such other acts and things, all as the other party may reasonably request for the purpose of carrying out the intent of this Agreement and the documents referred to in this Agreement.
6.6    ENTIRE AGREEMENT AND MODIFICATION.  This Agreement supersedes all prior agreements between the Parties with respect to its subject matter and constitutes a complete and exclusive statement of the terms of the agreement between the Parties with respect to its subject matter.  This Agreement may not be amended except by a written agreement executed by Tammcorp and a majority of the Shares held by the Stockholders.
6.7    ASSIGNMENTS, SUCCESSORS, AND NO THIRD-PARTY RIGHTS.  None of the Parties to this Agreement may assign any of its rights under this Agreement without the prior consent of the other Parties.  Subject to the preceding sentence, this Agreement will apply to, be binding in all respects upon, and inure to the benefit of the successors and permitted assigns of the Parties.  Nothing expressed or referred to in this Agreement will be construed to give any Person other than the Parties to this Agreement any legal or equitable right, remedy, or claim under or with respect to this Agreement or any provision of this Agreement.  This Agreement and all of its provisions and conditions are for the sole and exclusive benefit of the Parties to this Agreement and their successors and permitted assigns.
6.8    SEVERABILITY.  If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement will remain in full force and effect.  Any provision of this Agreement held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.

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6.9    SECTION HEADINGS, CONSTRUCTION.  The headings of Sections in this Agreement are provided for convenience only and will not affect its construction or interpretation.  All references to "Section" or "Sections" refer to the corresponding Section or Sections of this Agreement.  All words used in this Agreement will be construed to be of such gender or number as the circumstances require.  Unless otherwise expressly provided, the word "including" does not limit the preceding words or terms. The language used in this Agreement will be deemed to be the language chosen by the Parties to express their mutual intent, and no rules of strict construction will be applied against any Party.
6.10    TIME OF ESSENCE.  With regard to all dates and time periods set forth or referred to in this Agreement, time is of the essence.
6.11    GOVERNING LAW.  This Agreement will be governed by the laws of the State of Illinois without regard to conflicts of laws principles.
6.12    COUNTERPARTS.  This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original copy of this Agreement and all of which, when taken together, will be deemed to constitute one and the same agreement.  The exchange of copies of this Agreement and of signature pages by facsimile or e-mail transmission shall constitute effective execution and delivery of this Agreement and may be used in lieu of the original Agreement for all purposes.  Signatures of the parties transmitted by facsimile or e-mail shall be deemed to be their original signatures for all purposes.

[Signature Pages Follow]

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IN WITNESS WHEREOF, the parties have executed and delivered this Agreement as of the date first written above.
TAMMCORP:

TAMMCORP, INC.

By:

Name:

Title:

STOCKHOLDERS:

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SCHEDULE B
To Stock Exchange Agreement
Capitalization of
TAMMCORP, INC.

Total Authorized Shares of Tammcorp Common Stock	20,000
Total Issued and Outstanding Shares of Tammcorp Common Stock:
Shares of Tammcorp Common Stock Outstanding Immediately Prior to the Closing[1]
Aggregate Shares of Tammcorp Common Stock Issued to Stockholders[2]
Shares of Tammcorp Common Stock Outstanding Immediately Following the Closing
__________
1. Assumes conversion of all shares of Tammcorp Class A Preferred Stock prior to the Closing at an exchange ratio of ________ shares of Tammcorp Common Stock for each share of Tammcorp Class A Preferred Stock.
2 Assumes all Shares are exchanged for Tammcorp Common Stock.

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EXHIBIT E

ESCROW AGREEMENT
THIS ESCROW AGREEMENT (this "Agreement"), dated as of January 6, 2017, is made and entered into by and among Southern Missouri Bancorp, Inc. ("Southern Missouri"), a Missouri corporation and bank holding company registered under the Bank Holding Company Act of 1956, as amended ("BHC Act"), Tammcorp, Inc. ("Tammcorp"), an Illinois corporation and bank holding company registered under the BHC Act, Southern Bank, a Missouri chartered trust company with banking powers with its principal offices in Poplar Bluff, Missouri ("Southern Bank," or, with respect to its capacity as escrow agent under this Agreement, the "Escrow Agent"), and John Abercrombie, as representative (the "Representative") of the shareholders of Tammcorp (the "Shareholders").  Capitalized terms used but not otherwise defined herein have the meanings given them in the Merger Agreement (as defined below).

RECITALS

WHEREAS, concurrently with the execution of this Agreement, Southern Missouri and Tammcorp have entered into an Agreement and Plan of Merger, dated as of the date hereof (the "Merger Agreement"), providing for, among other things, Southern Missouri's acquisition of all of the issued and outstanding shares of capital stock of Tammcorp through the merger of Tammcorp with and into Southern Missouri (the "Merger"), with Southern Missouri as the surviving entity and the separate corporate existence of Tammcorp ceasing as a result of the Merger, pursuant to the terms and conditions of the Merger Agreement;

WHEREAS, Section 2.3(i) of the Merger Agreement provides that a portion of the Merger Consideration will be withheld and deposited into a money market account at Southern Bank (the "Escrow Account"), and will be distributed in accordance with the terms of this Agreement;

WHEREAS, the parties believe it is in their respective best interests to enter into this Agreement; and

WHEREAS, for purposes of this Agreement, and after consummation of the transactions contemplated by the Merger Agreement, the interest of the Shareholders will be represented by the Representative.

NOW, THEREFORE, in consideration of the foregoing and other good and valuable consideration, including the premises and mutual covenants contained herein and in the Merger Agreement, the receipt and sufficiency of which are hereby acknowledged, intending to be legally bound hereby, the parties hereto undertake, promise, covenant and agree with each other as follows:

AGREEMENT

1.    Establishment of Escrow.  Southern Missouri, Tammcorp and the Representative hereby irrevocably appoint the Escrow Agent, and the Escrow Agent hereby accepts appointment, as the escrow agent for the Escrow Consideration (as defined below) deposited

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with the Escrow Agent in the Escrow Account pursuant to this Agreement and all interest and income earned thereon then being held in the Escrow Account pursuant to the terms of this Agreement (collectively, the "Income"), for the purposes set forth in this Agreement.  The Escrow Agent agrees to accept the Escrow Consideration and the Income (collectively, the "Escrow Assets"), and to distribute and release the Escrow Assets, in whole or in part, only in accordance with the terms and conditions of this Agreement.
2.    Deposit in Escrow.  Pursuant to the terms of the Merger Agreement, on the Closing Date, Southern Missouri will deposit or cause to be deposited out of the Merger Consideration an amount in cash equal to the unpaid principal balance and accrued but unpaid interest on certain loans identified on Schedule 2.3(i) of the Merger Agreement (the "Escrow Consideration") into the Escrow Account with the Escrow Agent.  The Escrow Consideration will remain in the Escrow Account, subject only to disbursement pursuant to Section 5 of this Agreement.
3.    Term and Termination of Escrow.  The Escrow Account will remain in existence from the Closing Date until all of the Escrow Assets have been distributed in accordance with the terms of this Agreement (the "Escrow Period").  After all Escrow Assets have been paid out of the Escrow Account, this Agreement will terminate, whereupon all of the Escrow Agent's liabilities and obligations in connection with the Escrow Assets will terminate.
4.    Additional Limitations on Rights to Escrow Assets.  Except as otherwise provided in this Agreement, the Shareholders shall not be deemed to have any right, title or interest in or possession of the Escrow Assets, including, without limitation, any Income.  Notwithstanding anything to the contrary contained herein, neither the Shareholders nor Southern Missouri shall have the ability to pledge, convey, hypothecate or grant as security any of the Escrow Assets unless and until the Escrow Assets have been disbursed or are required to be disbursed to such party pursuant to Section 5 of this Agreement.
5.    Disbursements From Escrow.  The Escrow Assets shall be disbursed as follows:
(a)
Within three (3) Business Days following the final resolution of the loans identified on Schedule 2.3(i) of the Merger Agreement (the "Subject Loans"), Southern Missouri shall direct the Escrow Agent to disburse the Escrow Assets from the Escrow Account to Southern Missouri for the purpose of covering any Loss (as defined below) incurred by Southern Missouri in connection with the Subject Loans, as follows: (i) an amount of Escrow Consideration equal to such Loss shall be disbursed to Southern Missouri; and (ii) all Income attributed to the portion of the Escrow Consideration disbursed pursuant to Section 5(a)(i) shall correspondingly be disbursed to Southern Missouri.

(b)
If any Escrow Assets remain in the Escrow Account after the completion of the disbursements under Section 5(a), then within three (3) Business Days of that date the Escrow Agent shall distribute any such remaining Escrow Assets to the Shareholders, in accordance with Section 6.

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(c)
For purposes of this Agreement, the term "Loss" means the difference between (i) the sum of (A) the outstanding principal balance of the Subject Loans as of the Closing Date, (B) the accrued but unpaid interest on the Subject Loans as of the Closing Date, and (C) all reasonable costs and expenses incurred by Southern Missouri or Southern Bank (or any of their respective designees, representatives or agents) related to the resolution of the Subject Loans, minus (ii) the sum of (A) all payments made on the outstanding principal of and accrued but unpaid interest on the Subject Loans after the Closing Date, and (B) the proceeds on the sale or other disposition of collateral securing the Subject Loans.

(d)
Southern Missouri will use, and will cause Southern Bank to use, commercially reasonable efforts to achieve the objective of maximizing collections on the Subject Loans, in accordance with normal and prudent banking practices and procedures and applicable law.  Southern Missouri may employ agents or independent contractors, including, without limitation, any attorney, accountant, consultant or other professional, to perform, or may otherwise subcontract, its duties and responsibilities hereunder.  In performing its functions hereunder and deciding what actions to take hereunder, Southern Missouri may consider the costs of collection (including, without limitation, administrative and legal expenses), potential liabilities, likelihood of recoveries, and other relevant factors.  Prior to making a Loss determination, Southern Missouri will consult with the Representative, including permitting the Representative to recommend for Southern Missouri's consideration reasons why a proposed Loss determination is not appropriate, which recommendation will be considered in good faith by Southern Missouri.  While Southern Missouri agrees to consult with the Representative, the final decision whether to record a Loss shall be in the sole and absolute discretion of Southern Missouri.

6.    Distributions to Shareholders.  Subject to Section 5 hereof, the Escrow Assets will be distributed by the Escrow Agent to the Shareholders on a pro rata basis in the same proportion to which such Shareholders received the payment of the non-withheld portion of the Merger Consideration following consummation of the Merger.
7.    The Responsibilities of the Escrow Agent with Respect to the Escrow.

                    (a)  The Responsibility of the Escrow Agent.

                         (i)    The Escrow Agent's sole responsibility will be for the receipt, holding, investing and reinvesting (as applicable) of the Escrow Consideration in the Escrow Account, and the disbursement thereof in accordance with this Agreement.  The Escrow Agent will not be liable to any person for anything that the Escrow Agent, solely in its capacity as Escrow Agent, may do or refrain from doing in connection with this Agreement, unless such action or inaction results from the Escrow Agent's negligence, bad faith or willful misconduct; provided, however, the preceding clause does not relieve Southern Bank from liability for its actions or inactions in any capacity other than as Escrow Agent.

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                         (ii)    The duties and responsibilities of the Escrow Agent hereunder will be determined solely by the express provisions of this Agreement and no other or further duties or responsibilities will be implied, including, but not limited to, any obligation under or imposed by any laws of the State of Missouri upon fiduciaries.

                    (b)  Reimbursement of Expenses.  The Shareholders and Southern Missouri shall reimburse the Escrow Agent for all reasonable costs and expenses incurred by the Escrow Agent hereunder.  The Shareholders and Southern Missouri shall share equally all such costs and expenses incurred by the Escrow Agent hereunder.  The Escrow Agent is authorized to pay its costs and expenses from the Income in the Escrow Account.  If the Escrow Agent pays for any of its costs or expenses from the Income in the Escrow Account, the Escrow Agent shall provide the Representative and Southern Missouri a notice and an accounting of such withdrawal of funds from the Escrow Account.

                    (c)  Possible Disagreements.  If any disagreement should arise among any one or more of the parties hereto or any other party with respect to the Escrow Assets or this Agreement (and the Escrow Agent is notified in writing of such disagreement), or if the Escrow Agent in good faith is in doubt as to what action should be taken hereunder, the Escrow Agent has the absolute right (but not the obligation) at its election to do either or both of the following:

                         (i)    withhold or stop all further performance under this Agreement (except the holding, investing and reinvesting (as applicable) of the Escrow Consideration in accordance with the terms hereof unless such disagreement relates to the investment of the Escrow Consideration) and all notices or instructions received in connection herewith until the Escrow Agent is satisfied that such disagreement or such doubt has been resolved; or

                         (ii)    file a suit in interpleader and obtain an order from a court of appropriate jurisdiction requiring all persons involved to litigate in such court their respective claims arising out of or in connection with the Escrow Assets (the right of the Escrow Agent to institute such bill of interpleader, however, will not be deemed to modify the manner in which the Escrow Agent is entitled to make disbursements of the Escrow Assets as set forth in this Agreement, other than to tender the Escrow Assets into the registry of the court).

8.    Miscellaneous.

              (a)  Notices.  Any and all payments (other than payments at the Closing), notices, requests, instructions and other communications required or permitted to be given under this Agreement after the date of this Agreement by any party hereto to any other party may be delivered personally or by nationally recognized overnight courier

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service or sent by mail or (except in the case of payments) by facsimile transmission or electronic mail, at the respective addresses or transmission numbers set forth below and is deemed delivered (a) in the case of personal delivery, facsimile transmission or electronic mail, when received; (b) in the case of mail, upon the earlier of actual receipt or five (5) Business Days after deposit in the United States Postal Service, first class certified or registered mail, postage prepaid, return receipt requested; and (c) in the case of an overnight courier service, one (1) Business Day after delivery to such courier service with and instructions for overnight delivery. The parties may change their respective addresses and transmission numbers by written notice to all other parties, sent as provided in this Section. All communications must be in writing and addressed as follows:

If to Southern Missouri or Escrow Agent:

Southern Missouri Bancorp, Inc.
Southern Bank
2991 Oak Grove Road
Poplar Bluff, Missouri 63901
Fax No.:	[•]
E-Mail:	gsteffens@bankwithsouthern.com
Attention:	Greg A. Steffens President and Chief Executive Officer

If to the Representative:

          (b)  Binding Agreement; Assignment.  All of the terms, covenants, representations, warranties and conditions of this Agreement are binding upon, and inure to the benefit of and are enforceable by, the parties and their respective successors, representatives and permitted assigns. Nothing expressed or referred to herein is intended or is to be construed to give any person other than the parties hereto any legal or equitable right, remedy or claim under or in respect of this Agreement, it being the intent of the parties that this Agreement, and the terms hereof are for the sole benefit of the parties to this Agreement and not for the benefit of any other person. No party to this Agreement will assign this Agreement, by operation of law or otherwise, in whole or in part, without the prior written consent of the other parties, and any assignment made or attempted in violation of this Section is void and of no effect.

(c) Specific Performance. Each of the parties hereto acknowledges that the other parties would be irreparably damaged and would not have an adequate remedy at law for money damages if any of

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the covenants contained in this Agreement were not performed in accordance with its terms or otherwise were materially breached.  Each of the parties hereto therefore agrees that, without the necessity of proving actual damages or posting bond or other security, the other party shall be entitled to temporary and/or permanent injunction or injunctions which a court of competent jurisdiction concludes is justified to prevent breaches of such performance and to specific enforcement of such covenants in addition to any other remedy to which they may be entitled, at law or in equity.

          (d)  Multiple Counterparts.  For the convenience of the parties hereto, this Agreement may be signed in multiple counterparts, each of which shall be deemed an original, and all counterparts hereof so signed by the parties hereto, whether or not such counterpart shall bear the execution of each of the parties hereto, shall be deemed to be, and is to be construed as, one and the same Agreement.  A facsimile or electronic scan in a ".pdf" format transmission of a signed counterpart of this Agreement shall be sufficient to bind the party or parties whose signature(s) appear thereon.

          (e)  Governing Law; Waiver of Jury Trial.  THIS AGREEMENT IS TO BE CONSTRUED IN ACCORDANCE WITH AND GOVERNED BY THE LAWS OF THE STATE OF MISSOURI, WITHOUT REGARD FOR THE PROVISIONS THEREOF REGARDING CHOICE OF LAW (WHETHER OF THE STATE OF MISSOURI OR ANY OTHER JURISDICTION).

          (f)  Severability. If any provision of this Agreement is held to be illegal, invalid or unenforceable under present or future laws, then (a) this Agreement is to be construed and enforced as if such illegal, invalid or unenforceable provision were not a part hereof; (b) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by such illegal, invalid or unenforceable provision or by its severance from this Agreement; and (c) there will be added automatically as a part of this Agreement a provision mutually agreed to which is similar in terms to such illegal, invalid or unenforceable provision as may be possible and still be legal, valid and enforceable.

          (g)  Entire Agreement. This Agreement, the Merger Agreement and the other agreements, documents, schedules and instruments signed and delivered by the parties to each other at the Closing are the full understanding of the parties, a complete allocation of risks between them and a complete and exclusive statement of the terms and conditions of their agreement relating to the subject matter hereof and supersede any and all prior agreements, whether written or oral, that may exist between the parties with respect thereto. Except as otherwise

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specifically provided in this Agreement, no conditions, usage of trade, course of dealing or performance, understanding or agreement purporting to modify, vary, explain or supplement the terms or conditions of this Agreement is binding unless hereafter made in writing and signed by the party to be bound, and no modification will be effected by the acknowledgment or acceptance of documents containing terms or conditions at variance with or in addition to those set forth in this Agreement.

          (h)  Rules of Construction. The descriptive headings in this Agreement are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement. Whenever the words "include," "includes" or "including" are used in this Agreement, they are deemed to be followed by the words "without limitation." The words "hereof," "herein" and "hereunder" and words of similar import when used in this Agreement refer to this Agreement as a whole and not to any particular provision in this Agreement. Each use herein of the masculine, neuter or feminine gender are deemed to include the other genders. Each use herein of the plural include the singular and vice versa, in each case as the context requires or as is otherwise appropriate. The word "or" is used in the inclusive sense. Any agreement or instrument defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement or instrument as from time to time amended, modified or supplemented, including by waiver or consent. References to a person are also to its permitted successors or assigns.

          (i)  Further Cooperation.  The parties agree that they shall, at any time and from time to time after the Closing, upon request by the other and without further consideration, do, perform, execute, acknowledge and deliver all such further acts, deeds, assignments, assumptions, transfers, conveyances, powers of attorney, certificates and assurances as may be reasonably required in order to complete the transactions contemplated by this Agreement or to carry out and perform any undertaking made by the parties hereunder.

          (j)  Attorneys' Fees and Costs.  If any action at law or in equity, including an action for declaratory relief, is brought to enforce or interpret the provisions of this Agreement, the prevailing party will be entitled to recover reasonable attorneys' fees from the other party (unless such other party is the Escrow Agent), which fees may be set by the court in the trial of such action or may be enforced in a separate action brought for that purpose, and which fees will be in addition to any other relief that may be awarded.

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9. Representative.  In the event of the resignation, death or incapacity of the Representative, a successor Representative will be selected by the three (3) Shareholders owning the largest beneficial interest in the Escrow Consideration as of the Closing Date.  All parties hereto will be entitled to rely on all actions and communications of the Representative as being genuine and binding on all of the Shareholders.  The Representative will not be liable to any person for anything that the Representative may do or refrain from doing in accordance with this Agreement, unless such action or inaction results from the Representative's gross negligence, bad faith or willful misconduct.
[Signature Page Follows]

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[Signature Page to Escrow Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

SOUTHERN MISSOURI BANCORP, INC.

By:
Greg A. Steffens
President and Chief Executive Officer

TAMMCORP, INC.

By:
John R. Abercrombie
President and Chief Executive Officer

SOUTHERN BANK
as escrow agent

By:
Greg A. Steffens
President and Chief Executive Officer

REPESENTATIVE

John Abercrombie

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APPENDIX B

ILLINOIS BUSINESS CORPORATION ACT

§ 11.65. Right to dissent. (a) A shareholder of a corporation is entitled to dissent from, and obtain payment for his or her shares in the event of any of the following corporate actions:

(1) consummation of a plan of merger or consolidation or a plan of share exchange to which the corporation is a party if (i) shareholder authorization is required for the merger or consolidation or the share exchange by Section 11.20 or the articles of incorporation or (ii) the corporation is a subsidiary that is merged with its parent or another subsidiary under Section 11.30;

(2) consummation of a sale, lease or exchange of all, or substantially all, of the property and assets of the corporation other than in the usual and regular course of business;

(3) an amendment of the amended and restated articles of incorporation that materially and adversely affects rights in respect of a dissenter's shares because it:

(i) alters or abolishes a preferential right of such shares;

(ii) alters or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of such shares;

(iii) in the case of a corporation incorporated prior to January 1, 1982, limits or eliminates cumulative voting rights with respect to such shares; or

(4) any other corporate action taken pursuant to a shareholder vote if the amended and restated articles of incorporation, by-laws, or a resolution of the board of directors provide that shareholders are entitled to dissent and obtain payment for their shares in accordance with the procedures set forth in Section 11.70 or as may be otherwise provided in the articles, by-laws or resolution.

(b) A shareholder entitled to dissent and obtain payment for his or her shares under this Section may not challenge the corporate action creating his or her entitlement unless the action is fraudulent with respect to the shareholder or the corporation or constitutes a breach of a fiduciary duty owed to the shareholder.

(c) A record owner of shares may assert dissenters' rights as to fewer than all the shares recorded in such person's name only if such person dissents with respect to all shares beneficially owned by any one person and notifies the corporation in writing of the name and address of each person on whose behalf the record owner asserts dissenters' rights. The rights of a partial dissenter are determined as if the shares as to which dissent is made and the other shares were recorded in the names of different shareholders. A beneficial owner of shares who is not the record owner may assert dissenters' rights as to shares held on such person's behalf only if the beneficial owner submits to the corporation the record owner's written consent to the dissent before or at the same time the beneficial owner asserts dissenters' rights.
§ 11.70. Procedure to Dissent.

(a) If the corporate action giving rise to the right to dissent is to be approved at a meeting of shareholders, the notice of meeting shall inform the shareholders of their right to dissent and the procedure to dissent. If, prior to the meeting, the corporation furnishes to the shareholders material information with respect to the transaction that will objectively enable a shareholder to vote on the transaction and to determine whether or not to exercise dissenters' rights, a shareholder may assert dissenters' rights only if the shareholder delivers to the corporation before the vote is taken a written demand for payment for his or her shares if the proposed action is consummated, and the shareholder does not vote in favor of the proposed action.

(b) If the corporate action giving rise to the right to dissent is not to be approved at a meeting of shareholders, the notice to shareholders describing the action taken under Section 11.30 or Section 7.10 shall inform the shareholders of their right to dissent and the procedure to dissent. If, prior to or concurrently with the notice, the corporation furnishes to the shareholders material information with respect to the transaction that will objectively enable a shareholder to determine whether or not to exercise dissenters' rights, a shareholder may assert dissenter's rights only if he or she delivers to the corporation within 30 days from the date of mailing the notice a written demand for payment for his or her shares.

(c) Within 10 days after the date on which the corporate action giving rise to the right to dissent is effective or 30 days after the shareholder delivers to the corporation the written demand for payment, whichever is later, the corporation shall send each shareholder who has delivered a written demand for payment a statement setting forth the opinion of the corporation as to the estimated fair value of the shares, the corporation's latest balance sheet as of the end of a fiscal year ending not earlier than 16 months before the delivery of the statement, together with the statement of income for that year and the latest available interim financial statements, and either a commitment to pay for the shares of the dissenting shareholder at the estimated fair value thereof upon transmittal to the corporation of the certificate or certificates, or other evidence of ownership, with respect to the shares, or instructions to the dissenting shareholder to sell his or her shares within 10 days after delivery of the corporation's statement to the shareholder. The corporation may instruct the shareholder to sell only if there is a public market for the shares at which the shares may be readily sold. If the shareholder does not sell within that 10 day period after being so instructed by the corporation, for purposes of this Section the shareholder shall be deemed to have sold his or her shares at the average closing price of the shares, if listed on a national exchange, or the average of the bid and asked price with respect to the shares quoted by a principal market maker, if not listed on a national exchange, during that 10 day period.

(d) A shareholder who makes written demand for payment under this Section retains all other rights of a shareholder until those rights are cancelled or modified by the consummation of the proposed corporate action. Upon consummation of that action, the corporation shall pay to each dissenter who transmits to the corporation the certificate or other evidence of ownership of the shares the amount the corporation estimates to be the fair value of the shares, plus accrued interest, accompanied by a written explanation of how the interest was calculated.

(e) If the shareholder does not agree with the opinion of the corporation as to the estimated fair value of the shares or the amount of interest due, the shareholder, within 30 days from the delivery of the corporation's statement of value, shall notify the corporation in writing of the shareholder's estimated fair value and amount of interest due and demand payment for the difference between the shareholder's estimate of fair value and interest due and the amount of the payment by the corporation or the proceeds of sale by the shareholder, whichever is applicable because of the procedure for which the corporation opted pursuant to subsection (c).

(f) If, within 60 days from delivery to the corporation of the shareholder notification of estimate of fair value of the shares and interest due, the corporation and the dissenting shareholder have not agreed in writing upon the fair value of the shares and interest due, the corporation shall either pay the difference in value demanded by the shareholder, with interest, or file a petition in the circuit court of the county in which either the registered office or the principal office of the corporation is located, requesting the court to determine the fair value of the shares and interest due. The corporation shall make all dissenters, whether or not residents of this State, whose demands remain unsettled parties to the proceeding as an action against their shares and all parties shall be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law. Failure of the corporation to commence an action pursuant to this Section shall not limit or affect the right of the dissenting shareholders to otherwise commence an action as permitted by law.

(g) The jurisdiction of the court in which the proceeding is commenced under subsection (f) by a corporation is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the power described in the order appointing them, or in any amendment to it.

(h) Each dissenter made a party to the proceeding is entitled to judgment for the amount, if any, by which the court finds that the fair value of his or her shares, plus interest, exceeds the amount paid by the corporation or the proceeds of sale by the shareholder, whichever amount is applicable.

(i) The court, in a proceeding commenced under subsection (f), shall determine all costs of the proceeding, including the reasonable compensation and expenses of the appraisers, if any, appointed by the court under subsection (g), but shall exclude the fees and expenses of counsel and experts for the respective parties. If the fair value of the shares as determined by the court materially exceeds the amount which the corporation estimated to be the fair value of the shares or if no estimate was made in accordance with subsection (c), then all or any part of the costs may be assessed against the corporation. If the amount which any dissenter estimated to be the fair value of the shares materially exceeds the fair value of the shares as determined by the court, then all or any part of the costs may be assessed against that dissenter. The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable, as follows:

(1) Against the corporation and in favor of any or all dissenters if the court finds that the corporation did not substantially comply with the requirements of subsections (a), (b), (c), (d), or (f).

(2) Against either the corporation or a dissenter and in favor of any other party if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this Section.

If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated and that the fees for those services should not be assessed against the corporation, the court may award to that counsel reasonable fees to be paid out of the amounts awarded to the dissenters who are benefited. Except as otherwise provided in this Section, the practice, procedure, judgment and costs shall be governed by the Code of Civil Procedure.1

(j) As used in this Section:

(1) "Fair value", with respect to a dissenter's shares, means the proportionate interest of the shareholder in the corporation, without discount for minority status or, absent extraordinary circumstance, lack of marketability, immediately before the consummation of the corporate action to which the dissenter objects excluding any appreciation or depreciation in anticipation of the corporate action, unless exclusion would be inequitable.

(2) "Interest" means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all the circumstances.

APPENDIX C

January 11, 2017

Board of Directors
Tammcorp, Inc.
One South Main Street, Suite One
Cape Girardeau, Missouri 63703

Members of the Board:
You have requested Sheshunoff & Co. Investment Banking ("Sheshunoff") to render its opinion as to the fairness, from a financial point of view, to the shareholders of Tammcorp, Inc. (the "Company"), a bank holding company incorporated in Illinois, of the consideration to be paid to the Company shareholders in the proposed merger of the Company with and into Southern Missouri Bancorp, Inc., a Missouri corporation ("Parent") (the "Merger"). The Company's subsidiary, Capaha Bank, will be merged into Parent's wholly-owned subsidiary, Southern Bank, at the completion of the Merger.
Pursuant to an Agreement and Plan of Merger dated on or about January 11, 2017 (the "Agreement"), the Parent has agreed to exchange approximately $23.2 million in cash and common stock for all of the outstanding shares of common and preferred stock of the Company and the minority shareholders of Capaha Bank. The consideration will consist of approximately $11.6 million in cash and $11.6 million in common stock of Parent. The number of common shares of Parent to be issued will be based upon the average closing price of twenty (20) consecutive NASDAQ trading days ending on and including the trading day immediately preceding the date of the closing of the Merger. The value and the composition of the total merger consideration may be adjusted pursuant to the terms of the Agreement and the aggregate amount stated above is based upon various assumptions including closing date and transaction expense amounts.
Sheshunoff is regularly engaged in the valuation of securities in connection with mergers and acquisitions and valuations for tax, financial reporting, corporate and other purposes. Sheshunoff is experienced in these activities and has performed assignments similar in nature to that requested by the Company.
In connection with its opinion, Sheshunoff, among other things:
1.	Reviewed a draft of the Agreement;
2.	Discussed the terms of the Agreement with the management of the Company and the Company's legal counsel;
3.	Conducted conversations with management of the Company regarding recent and projected financial performance of the Company;
4.
Evaluated the financial condition of the Company based upon a review of regulatory reports for the five-year period ended December 31, 2015 and interim period through September 30, 2016, and internally-prepared financial reports for Company for the interim period through December 31, 2016;

Board of Directors
Tammcorp, Inc.
January 11, 2017

5.
Compared the Company's recent operating results with those of certain other banks in the Midwest Region of the United States as defined by SNL Financial and in Missouri and Illinois that have recently been acquired;

6.
Compared the pricing multiples for the Company in the Merger to recent acquisitions of banks in the Midwest Region of the United States as defined by SNL Financial and in Missouri and Illinois with similar characteristics to the Company;

7.	Analyzed the present value of the after-tax cash flows based on projections on a stand-alone basis approved by the Company for the five-year period ending September 30, 2021;
8.	Reviewed the potential pro forma impact of the Merger on the combined company's results and certain financial performance measures of the Company and Parent;
9.	Discussed certain matters regarding Parent's regulatory standing, financial performance, and business prospects with Parent executives and representatives;
10.	Reviewed certain internal and publicly available information regarding Parent that Sheshunoff deemed relevant;
11.	Compared Parent's recent operating results and pricing multiples with those of certain other publicly traded banks in the Midwest Region as defined by SNL Financial that Sheshunoff deemed relevant;
12.	Compared the historical stock price data and trading volume of Parent to certain relevant indices; and
13.	Performed such other analyses deemed appropriate.

For the purposes of this opinion, Sheshunoff assumed and relied upon, without independent verification, the accuracy and completeness of the information provided to us by the Company for the purposes of this opinion. Sheshunoff assumed that any projections provided or approved by the Company were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the Company's management. Sheshunoff has assumed such forecasts and projections will be realized in the amounts and at the times contemplated thereby. Sheshunoff assumes no responsibility for and expresses no opinion on any such projections or the assumptions on which they are based. In addition, where appropriate, Sheshunoff relied upon publicly available information that is believed to be reliable, accurate, and complete; however, we cannot guarantee the reliability, accuracy, or completeness of any such publicly available information.
Sheshunoff did not make an independent evaluation of the assets or liabilities (including any contingent, derivative or off-balance-sheet assets or liabilities) of the Company or Parent nor was Sheshunoff furnished with any such appraisals. Sheshunoff assumed that any off-balance sheet activities of the Company or Parent will not materially and adversely impact the future financial position or results of operations of Parent after the Merger. Sheshunoff is not an expert in the evaluation of loan portfolios for the purposes of assessing the adequacy of the allowance for loan and lease losses and assumed that such allowances for the Company and Parent are, respectively, adequate to cover such losses. In addition, we have not reviewed any individual credit files or made an independent evaluation, appraisal or physical inspection of the assets or individual properties of the Company or Parent nor has Sheshunoff been furnished with any such evaluations or appraisals. Sheshunoff did not perform an onsite review of the Company or Parent in the preparation of this opinion.

Board of Directors
Tammcorp, Inc.
January 11, 2017

Sheshunoff assumed that the latest draft of the Agreement, as provided to Sheshunoff, will be without any amendment or waiver of, or delay in the fulfillment of, any terms or conditions set forth in the terms provided to Sheshunoff or any subsequent development that would have a material adverse effect on the Company or Parent and thereby on the results of our analyses. Sheshunoff assumed that any and all regulatory approvals, if required, will be received in a timely fashion and without any conditions or requirements that could adversely affect the operations or financial condition of Parent after the completion of the Merger.
Sheshunoff's opinion is necessarily based on economic, market, regulatory, and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof could materially affect the assumptions used in preparing this opinion and the resulting conclusion, and we assume no responsibility for advising any person of any change in any matter affecting this opinion. Sheshunoff assumed that there are no material changes in the assets, financial condition, results of operations, regulatory standing, business or prospects of the Company since the date of the last financial statement reviewed by us. The Company's management has advised us that they know of no additional information that would have a material effect on this opinion. This opinion does not address any legal, regulatory, tax or accounting matters, as to which the Company has informed us that they have received such advice as they deem necessary from qualified professionals.
Sheshunoff expresses no opinion on the underlying decision by the Company to engage in the Merger or the relative merits of the Merger as compared to the other transactions or business strategies that might be available to the Company. This opinion is not an appraisal or opinion of value but is limited to the fairness of the Merger, from a financial point of view, to the Company shareholders. We do not express any view, nor does this opinion, on any other term or aspect of the Merger, including, without limitation, (i) the fairness of the Merger to any class of securities, creditors or constituencies of the Company or (ii) the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors, or employees of the Company resulting directly or indirectly from the completion of the transactions as contemplated in the Merger.
This letter and the opinion expressed herein do not constitute a recommendation to any shareholder as to any approval of the Merger. Sheshunoff is an independent contractor for the purposes of this engagement and owes its duty solely to the Company and not to any third party, including, without limitation, any individual board members or shareholders. Sheshunoff specifically disclaims any liability or fiduciary duties to the Company's shareholders or any third parties. It is understood that this letter, and the opinion expressed herein, is for the information of the Board of Directors of the Company and may not be used for any other purpose without Sheshunoff's prior written consent, except as may be required by law or by a court of competent jurisdiction and except that this opinion may be included in any filing with respect to the Merger with the Securities and Exchange Commission or proxy statement or similar communication to the Company's stockholders provided that this opinion is included in its entirety.

Sheshunoff's fairness opinion is solely for the information of the Board of Directors of the Company in the discharge of its fiduciary obligations and not for any other third party, including, without limitation, individual board members or the Company's shareholders. The Company retained Sheshunoff based upon Sheshunoff's reputation in bank valuations, mergers and acquisitions, and familiarity with the banking business. The

Board of Directors
Tammcorp, Inc.
January 11, 2017

Company placed no limit on the scope of our analyses. In addition, the Company agreed to reimburse Sheshunoff's expenses and to indemnify Sheshunoff and its officers, employees and affiliates for certain liabilities that may arise out of this engagement.
Sheshunoff will receive a fee for rendering its opinion that is not contingent upon the completion of the Merger and additional fees that are contingent upon consummation of the Merger. Sheshunoff has not provided other services to the Company for which they have received compensation during the last two years. This opinion and the analyses supporting it were approved by a fairness committee of Sheshunoff.

Based on the foregoing and such other matters Sheshunoff deemed relevant, it is our opinion, as of the date hereof, that the consideration to be received pursuant to the Merger is fair to the Company shareholders, from a financial point of view.

Very truly yours,

     SHESHUNOFF & CO
INVESTMENT BANKING, L.P.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 20. Indemnification of Directors and Officers.

Section 351.355 of the Missouri General and Business Corporation Law provides for permissible and mandatory indemnification of directors, officers, employees and agents in certain circumstances.  Section 351.355.1 provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another entity, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person's conduct was unlawful. Section 351.355.1 further provides that the termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person's conduct was unlawful.

Section 351.355.2 provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another entity against expenses (including attorneys' fees) and amounts paid in settlement actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of the person's duties to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

Section 351.355.3 provides that except to the extent otherwise provided in the corporation's articles of incorporation or bylaws, to the extent that a director, officer, employee or agent of the corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in Sections 351.355.1 and 351.355.2, or in defense of any claim, issue or matter therein, that person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith.

Section 351.355.4 provides that any indemnification under Sections 351.355.1 and 351.355.2 (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because the person has met the applicable standard of conduct set forth in Section 351.355.

Section 351.355.5 provides that expenses incurred in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of the action, suit or proceeding upon receipt of an undertaking to repay the amount if it is ultimately determined that the person is not entitled to be indemnified by the corporation.

Section 351.355.6 provides that indemnification and advancement of expenses provided under Section 351.355 are not exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under the corporation's articles of incorporation or bylaws, or any agreement, vote of shareholders or disinterested directors or otherwise.  Section 351.355.8 provides that a corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person's status as such, whether or not the corporation would have the power to indemnify such person against such liability under Section 351.355.

Article IX of the registrant's articles of incorporation provides that the registrant shall indemnify any present or former director or executive officer of the registrant or any subsidiary of the registrant against any and all expenses, including attorneys' fees), judgments, fines and amounts paid in settlement and reasonably incurred by such person in connection with any threatened, pending or completed civil, criminal, administrative or investigative action, suit, proceeding or claim (including any action by or in the right of the registrant or a subsidiary) by reason of the fact that such person is or was serving in such capacity; provided, however, that no such person shall be entitled to any indemnification pursuant to Article IX on account of (i) conduct which is finally adjudged to have been knowingly fraudulent or deliberately dishonest or to have constituted willful misconduct, or (ii) an accounting for profits pursuant to Section 16(b) of the Securities Exchange Act of 1934, as amended.

Item 21.  Exhibits and Financial Statement Schedules.

(a)	Exhibits. See Exhibit Index
(b)	Financial Statement Schedules. Not applicable.
(c)	Reports, Opinions or Appraisals. Opinion of Sheshunoff LLC (included as Appendix C to the proxy statement/prospectus contained in this registration statement).

Item 22.  Undertakings.

(a)	The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement.  Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement ; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) The undersigned registrant hereby undertakes as follows:  that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(d) The undersigned registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (c) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability  under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(e) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(f) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(g) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Poplar Bluff, State of Missouri, on April 25, 2017.

SOUTHERN MISSOURI BANCORP, INC.

By:	/s/ Greg A. Steffens
Greg A. Steffens
President and Chief Executive Officer
(Duly Authorized Representative)

POWER OF ATTORNEY

 We, the undersigned, hereby severally and individually constitute and appoint Greg A. Steffens and Matthew T. Funke, and each of them, the true and lawful attorneys and agents of each of us to execute in the name, place and stead of each of us (individually and in any capacity stated below) any and all amendments (including post-effective amendments) to this registration statement and all instruments necessary or advisable in connection therewith and to file the same with the Securities and Exchange Commission, each of said attorneys and agents to have the power to act with or without the other and to have full power and authority to do and perform in the name and on behalf of each of the undersigned every act whatsoever necessary or advisable to be done in the premises as fully and to all intents and purposes as any of the undersigned might or could do in person, and we hereby ratify and confirm our signatures as they may be signed by our said attorneys and agents or each of them to any and all such amendments and instruments.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ Greg A. Steffens	/s/ Matthew T. Funke
Greg A. Steffens	Matthew T. Funke
President, Chief Executive Officer and Director	Executive Vice President and Chief Financial Officer
(Principal Executive Officer)	(Principal Financial and Accounting Officer)

Date: April 25, 2017	Date: April 25, 2017

/s/ L. Douglas Bagby	/s/ Ronnie D. Black
L. Douglas Bagby	Ronnie D. Black
Chairman of the Board	Director

Date: April 25, 2017	Date: April 25, 2017

/s/ Todd E. Hensley	/s/ Charles R. Love
Todd E. Hensley	Charles R. Love
Director	Director

Date: April 25, 2017	Date: April 25, 2017

/s/ Rebecca McLane Brooks	/s/ Dennis C. Robison
Rebecca McLane Brooks	Dennis C. Robison
Director	Director

Date: April 25, 2017	Date: April 25, 2017

/s/ Sammy A. Schalk	/s/ David J. Tooley
Sammy A. Schalk	David J. Tooley
Director	Director

Date: April 25, 2017	Date: April 25, 2017

EXHIBIT INDEX

Exhibit Number	Description

2.1
Agreement and Plan of Merger, dated as of January 11, 2017, by and between Southern Missouri Bancorp, Inc. ("Southern Missouri") and Tammcorp, Inc. (included as Appendix A to the accompanying proxy statement/prospectus and incorporated herein by reference)

3.1	Articles of Incorporation of Southern Missouri (filed as an exhibit to Southern Missouri's Annual Report on Form 10-KSB for the fiscal year ended June 30, 1999 and incorporated herein by reference)

3.1A
Amendment to Articles of Incorporation of Southern Missouri increasing the authorized capital stock of Southern Missouri (filed as an exhibit to Southern Missouri's Current Report on Form 8-K filed on November 21, 2016 and incorporated herein by reference)

3.2	Bylaws of Southern Missouri (filed as an exhibit to Southern Missouri's Current Report on Form 8-K filed on December 6, 2007 and incorporated herein by reference)

5.1	Opinion of Silver, Freedman, Taff & Tiernan LLP as to the legality of the securities being registered

8.1	Opinion of Silver, Freedman, Taff & Tiernan LLP as to certain federal income tax matters

8.2	Opinion of Fenimore, Kay, Harrison & Ford, LLP as to certain federal income tax matters

23.1	Consent of BKD, LLP

23.2	Consents of Silver, Freedman, Taff & Tiernan LLP (included in the opinions filed as Exhibits 5.1 and 8.1)

23.4	Consent of Fenimore, Kay, Harrison & Ford, LLP (included in the opinion filed as Exhibit 8.2)

24.1	Powers of Attorney (included as part of the signature page to this registration statement)

99.1	Consent of Sheshunoff, LLC

99.2	Consent of John R. Abercrombie

99.3	Form of proxy card of Tammcorp, Inc.